As filed with the Securities and Exchange Commission on February 6, 2017

Registration No. 333-215080

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TESORO CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2911	95-0862768
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

19100 Ridgewood Parkway

San Antonio, TX 78259

Telephone: (210) 626-6000

(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kim K. W. Rucker

Tesoro Corporation

19100 Ridgewood Parkway

San Antonio, Texas 78259

210-626-6000

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:

Frank J. Aquila, Esq. Audra D. Cohen, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Lowry Barfield Western Refining, Inc. 212 North Clark Drive El Paso, Texas 79905 (915) 775-3300	John D. Amorosi, Esq. Marc O. Williams, Esq. Davis Polk & Wardwell LLP 450 Lexington Ave. New York, NY 10017 (212) 701-5010

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common stock, par value $0.16 2⁄3 per share	47,807,168	N/A	$4,343,308,663	$503,389.47

(1)	Computed in accordance with Rule 457(f) under the Securities Act.
(2)	Previously paid in connection with the initial filing of this registration statement on December 14, 2016.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said section 8(a), may determine.

The information in the joint proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. The joint proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED FEBRUARY 6, 2017

JOINT LETTER TO STOCKHOLDERS OF TESORO CORPORATION

AND STOCKHOLDERS OF WESTERN REFINING

Dear Stockholders:

Tesoro Corporation, Western Refining, Inc., Tahoe Merger Sub 1, Inc. and Tahoe Merger Sub 2, LLC have entered into a merger agreement providing for the acquisition of Western Refining by Tesoro. Tesoro stockholders as of the close of business on February 10, 2017, the record date, are invited to attend a special meeting of Tesoro stockholders on [●], at [●], Central Time, to consider and vote upon a proposal to approve the issuance of Tesoro common stock in connection with the merger and certain other matters related to the merger, as well as a proposal to increase the number of authorized shares of Tesoro common stock. Western Refining stockholders as of the close of business on the record date are invited to attend a special meeting of Western Refining stockholders on [●], at [●], Mountain Time, to consider and vote upon a proposal to adopt the merger agreement and certain other matters related to the merger.

For Western Refining stockholders, if the merger contemplated by the merger agreement is completed, you will be entitled to receive, for each issued and outstanding share of Western Refining common stock owned by you immediately prior to the effective time of the merger, either 0.4350 of a share of Tesoro common stock, which is referred to as the stock consideration, or $37.30 in cash, which is referred to as the cash consideration, at your election, as further described in the joint proxy statement/prospectus accompanying this notice. If you make no election or an untimely election, or are otherwise deemed not to have submitted an effective form of election, you will receive the stock consideration. Your right to elect to receive the cash consideration is subject to the adjustment and proration procedures set forth in the merger agreement. The precise consideration that you will receive if you elect to receive cash consideration will not be known at the time that you vote on the adoption of the merger agreement or make an election because it is dependent upon the aggregate number of shares of Western Refining common stock in respect of which elections to receive the cash consideration are made. For a description of the consideration that Western Refining stockholders will receive upon completion of the merger if they elect to receive the cash consideration, and the potential adjustments to this consideration, see the section entitled “The Merger—Consideration to Western Refining Stockholders” beginning on page [●] of the accompanying joint proxy statement/prospectus.

The market value of the stock consideration, but not the cash consideration, will fluctuate with the price of Tesoro common stock. Based on the closing price of Tesoro common stock on November 16, 2016, the last trading day before the public announcement of the signing of the merger agreement, the value of the stock consideration payable to holders of Western Refining common stock upon completion of the merger was approximately $37.30. Based on the closing price of Tesoro common stock on February 1, 2017, the last practicable date before the date of filing of the joint proxy statement/prospectus accompanying this notice, the value of the stock consideration payable to holders of Western Refining common stock upon completion of the merger was approximately $35.23. Western Refining stockholders should obtain current stock price quotations for Tesoro common stock and Western Refining common stock. Tesoro common stock is traded on the New York Stock Exchange, which is referred to as the NYSE, under the symbol “TSO,” and Western Refining common stock is traded on the NYSE under the symbol “WNR.”

The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Internal Revenue Code. Assuming the merger qualifies as a reorganization, a stockholder of Western Refining generally will not recognize any gain or loss upon receipt of Tesoro common stock in exchange for Western Refining common stock in the merger, except that gain (but not loss) will be recognized in an amount not to exceed any cash received as part of the cash consideration (other than cash received in lieu of a fractional share) and gain or loss will be recognized with respect to any cash received in lieu of a fractional share of Tesoro common stock, as discussed in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●] of the accompanying joint proxy statement/prospectus.

Tesoro and Western Refining will each hold a special meeting of its stockholders to consider certain matters relating to the proposed merger, as well as certain other matters. Tesoro and Western Refining cannot complete the proposed merger unless, among other things, Tesoro stockholders approve the issuance of shares of Tesoro common stock in connection with the merger, and Western Refining stockholders adopt the merger agreement.

Your vote is very important. To ensure your representation at your company’s special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or via the Internet. Please vote promptly whether or not you expect to attend your company’s special meeting. Submitting a proxy now will not prevent you from being able to vote in person at your company’s special meeting.

The Tesoro board of directors has determined that the merger agreement, the voting agreements, the merger and the other transactions contemplated by the merger agreement and the voting agreements are fair to, and in the best interests of, Tesoro and its stockholders; has unanimously approved the merger agreement, the voting agreements, the merger and the other transactions contemplated by the merger agreement and the voting agreements, including the issuance of shares of Tesoro common stock in connection with the merger; and unanimously recommends that Tesoro stockholders vote “FOR” the issuance of Tesoro common stock in connection with the merger and “FOR” each of the other proposals described in the accompanying joint proxy statement/prospectus.

The Western Refining board of directors has determined that the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of Western Refining and its stockholders, and has unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and unanimously recommends that Western Refining stockholders vote “FOR” the adoption of the merger agreement and the approval of the transactions contemplated thereby, including the merger and “FOR” each of the other proposals described in the accompanying joint proxy statement/prospectus. Paul L. Foster, Franklin Mountain Investments, LP, Jeff A. Stevens and Scott D. Weaver, the Chairman, CEO and Vice President, Assistant Treasurer and Assistant Secretary of Western Refining, respectively, have entered into voting agreements with Tesoro and Western Refining pursuant to which they have agreed, among other things, to vote all of the shares of Western Refining common stock beneficially owned by them (constituting approximately 22.5% of the issued and outstanding shares of Western Refining common stock as of February 1, 2017) in favor of the adoption of the merger agreement, on the terms and subject to the conditions set forth in the voting agreements.

The joint proxy statement/prospectus accompanying this notice is also being delivered to Western Refining stockholders as Tesoro’s prospectus for its offering of shares of Tesoro common stock in connection with the merger.

The obligations of Tesoro and Western Refining to complete the merger are subject to the satisfaction or waiver of the conditions set forth in the merger agreement, a copy of which is included as part of the accompanying joint proxy statement/prospectus. The joint proxy statement/prospectus provides you with detailed information about the proposed merger. It also contains or references information about Tesoro and Western Refining and certain related matters. You are encouraged to read the joint proxy statement/prospectus carefully and in its entirety. In particular, you should carefully read the section entitled “Risk Factors” beginning on page [●] of the joint proxy statement/prospectus for a discussion of risks you should consider in evaluating the proposed merger and the issuance of shares of Tesoro common stock in connection with the merger and how they will affect you.

Sincerely,

Gregory J. Goff

Chairman, President and Chief Executive Officer

Tesoro Corporation

Paul L. Foster

Executive Chairman and Chairman of the Board

Western Refining, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the adoption of the merger agreement, the issuance of Tesoro common stock in connection with the merger, the proposed amendments to the Tesoro certificate of incorporation or any other transactions described in the accompanying joint proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This document is dated [●], and is first being mailed to stockholders of Tesoro and Western Refining on or about [●].

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [●]

AT TESORO CORPORATION

19100 RIDGEWOOD PARKWAY

SAN ANTONIO, TX 78259

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Tesoro Corporation, which is referred to as Tesoro, will be held on [●], at [●], Central Time, at 19100 Ridgewood Parkway, San Antonio, Texas 78259, for the following purposes:

•	to consider and vote on a proposal to approve the issuance of shares of Tesoro common stock in connection with the merger as contemplated by the Agreement and Plan of Merger, dated as of November 16, 2016, as such agreement may be amended from time to time, which is referred to as the merger agreement, among Western Refining, Inc., Tesoro, Tahoe Merger Sub 1, Inc. and Tahoe Merger Sub 2, LLC, which is referred to as the Tesoro issuance proposal;

•	to consider and vote on a proposal to adopt an amendment to the restated certificate of incorporation of Tesoro, which is referred to as the Tesoro certificate of incorporation, to increase the number of authorized shares of Tesoro common stock from 200 million to 300 million, which is referred to as the Tesoro certificate of incorporation amendment proposal; and

•	to consider and vote on a proposal to adjourn the Tesoro special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Tesoro issuance proposal, which is referred to as the Tesoro adjournment proposal.

Tesoro stockholder approval of the Tesoro issuance proposal is required to complete the merger. Tesoro stockholders will also be asked to approve the Tesoro certificate of incorporation amendment proposal and the Tesoro adjournment proposal. Tesoro will transact no other business at the Tesoro special meeting. The record date for the Tesoro special meeting has been set as February 10, 2017. Only Tesoro stockholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the Tesoro special meeting or any adjournments and postponements thereof. See the section entitled “Special Meeting of Tesoro Stockholders” beginning on page [●] of the joint proxy statement/prospectus accompanying this notice for additional information.

The Tesoro board unanimously recommends that you vote “FOR” the Tesoro issuance proposal, “FOR” the Tesoro certificate of incorporation amendment proposal and “FOR” the Tesoro adjournment proposal.

The Tesoro stockholder proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus and copies of the voting agreements are attached as Annexes B, C and D to the accompanying joint proxy statement/prospectus.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE TESORO SPECIAL MEETING. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

Your vote is important. Approval of the Tesoro issuance proposal by the Tesoro stockholders is a condition to the merger and requires the affirmative vote of a majority of votes cast by Tesoro stockholders present in person or by proxy at the Tesoro special meeting and entitled to vote on the proposal. Tesoro stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically via the Internet or by telephone. Simply follow the instructions provided on the enclosed proxy card. Abstentions will have the same effect as a vote “AGAINST” the Tesoro issuance proposal, and broker non-votes will have no effect on the outcome of the vote.

BY ORDER OF THE BOARD OF DIRECTORS,
Kim K. W. Rucker
Executive Vice President, General Counsel and Secretary

WESTERN REFINING, INC.

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [●]

AT [●]

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Western Refining, Inc., which is referred to as Western Refining, will be held on [●], at [●], Mountain Time, at [●], for the following purposes:

•	to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of November 16, 2016, as such agreement may be amended from time to time, which is referred to as the merger agreement, among Western Refining, Tesoro Corporation, which is referred to as Tesoro, Tahoe Merger Sub 1, Inc. and Tahoe Merger Sub 2, LLC, which is referred to as the merger proposal;

•	to consider and vote on a proposal to adjourn the Western Refining special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement, which is referred to as the Western Refining adjournment proposal;

•	to consider and vote on a proposal to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to Western Refining’s named executive officers that is based on or otherwise relates to the merger contemplated by the merger agreement, which is referred to as the non-binding compensation advisory proposal; and

•	to consider and vote on a proposal to approve, by a non-binding advisory vote, an amendment to the restated certificate of incorporation of Tesoro, which is referred to as the Tesoro certificate of incorporation, to increase the number of authorized shares of Tesoro common stock from 200 million to 300 million, which is referred to as the non-binding certificate of incorporation amendment proposal.

Western Refining stockholder approval of the merger proposal is required to complete the merger. Western Refining stockholders will also be asked to approve the Western Refining adjournment proposal, the non-binding compensation advisory proposal and the non-binding certificate of incorporation amendment proposal. Western Refining will transact no other business at the Western Refining special meeting. The record date for the Western Refining special meeting has been set as February 10, 2017. Only Western Refining stockholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the Western Refining special meeting or any adjournments and postponements thereof. See the section entitled “Special Meeting of Western Refining Stockholders” beginning on page [●] of the joint proxy statement/prospectus accompanying this notice for additional information.

The Western Refining board unanimously recommends that holders of Western Refining common stock vote “FOR” the merger proposal, “FOR” the Western Refining meeting adjournment proposal if necessary or appropriate to solicit additional proxies in favor of such adoption, “FOR” the non-binding compensation advisory proposal and “FOR” the non-binding certificate of incorporation amendment proposal.

The Western Refining stockholder proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus and copies of the voting agreements are attached as Annexes B, C and D to the accompanying joint proxy statement/prospectus.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE WESTERN REFINING SPECIAL MEETING. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN

THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

Your vote is important. Adoption of the merger agreement by the Western Refining stockholders is a condition to the merger and requires the affirmative vote, in person or by proxy, of holders of a majority of the shares of Western Refining common stock outstanding and entitled to vote on such proposal. Western Refining stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically via the Internet or by telephone. Simply follow the instructions provided on the enclosed proxy card. Your abstaining, failure to submit a proxy or vote in person at the special meeting, or failure to provide your broker, nominee, fiduciary or other custodian, as applicable, with instructions on how to vote your shares will have the same effect as a vote against the adoption of the merger agreement.

BY ORDER OF THE BOARD OF DIRECTORS,
Paul L. Foster
Executive Chairman

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Tesoro Corporation, which is referred to as Tesoro, and Western Refining, Inc., which is referred to as Western Refining, from other documents that Tesoro and Western Refining have filed with the U.S. Securities and Exchange Commission, which is referred to as the SEC, and that are contained in or incorporated by reference herein. For a listing of documents incorporated by reference herein, please see the section entitled “Where You Can Find More Information” beginning on page [●]. This information is available for you to review free of charge at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website at www.sec.gov.

You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or other information concerning Tesoro or Western Refining, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below.

For Tesoro Stockholders:	For Western Refining Stockholders:
Tesoro Corporation 19100 Ridgewood Parkway, San Antonio, TX 78259 Attention: Investor Relations 1-800-837-6768 irelations@tsocorp.com	Western Refining, Inc. 212 North Clark Drive El Paso, Texas 79905 Attention: Investor Relations 1-602-286-1530 Jeff.Beyersdorfer@wnr.com

To obtain timely delivery of these documents before Tesoro’s special meeting of stockholders, Tesoro stockholders must request the information no later than [●].

To obtain timely delivery of these documents before Western Refining’s special meeting of stockholders, Western Refining stockholders must request the information no later than [●].

In addition, if you have questions about the merger or the accompanying joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, please contact Innisfree M&A Incorporated, the proxy solicitor for Tesoro, toll-free at 1-888-750-5834 or collect at 1-212-750-5833, or MacKenzie Partners, Inc., the proxy solicitor for Western Refining, toll-free at 1-800-322-2885 or collect at 1-212-929-5500. You will not be charged for any of these documents that you request.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Tesoro (File No. 333-215080), constitutes a prospectus of Tesoro under Section 5 of the Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the shares of common stock of Tesoro, which is referred to as Tesoro common stock, to be issued to Western Refining stockholders pursuant to the Agreement and Plan of Merger, dated as of November 16, 2016, as such agreement may be amended from time to time, which is referred to as the merger agreement, among Western Refining, Tesoro, Tahoe Merger Sub 1, Inc., which is referred to as Merger Sub 1, and Tahoe Merger Sub 2, LLC, which is referred to as Merger Sub 2, as it may be amended from time to time. This document also constitutes a proxy statement of each of Tesoro and Western Refining under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act.

Tesoro has supplied all information contained or incorporated by reference herein relating to Tesoro, and Western Refining has supplied all information contained or incorporated by reference herein relating to Western Refining. Tesoro and Western Refining have both contributed to the information relating to the merger contained in this joint proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference herein in connection with any vote, the giving or withholding of any proxy or any investment decision in connection with the merger. Tesoro and Western Refining have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference herein. This joint proxy statement/prospectus is dated [●], and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference herein is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to Tesoro or Western Refining stockholders nor the issuance by Tesoro of shares of its common stock pursuant to the merger agreement will create any implication to the contrary.

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are answers to certain questions that you may have regarding the Tesoro and Western Refining special meetings. Tesoro and Western Refining urge you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document.

Q.	Why am I receiving this joint proxy statement/prospectus?

A.	You are receiving this joint proxy statement/prospectus because Tesoro, Western Refining, Merger Sub 1 and Merger Sub 2 have entered into a merger agreement pursuant to which, on the terms and subject to the conditions included in the merger agreement, Tesoro has agreed to acquire Western Refining by means of a merger of Merger Sub 1 with and into Western Refining, with Western Refining surviving the merger as a wholly owned subsidiary of Tesoro, which is referred to as the first merger or, to the extent no second merger (as defined below) is effected, as the merger, and your vote is required in connection with the first merger. The merger agreement, which governs the terms of the merger, is attached to this joint proxy statement/prospectus as Annex A.

Tesoro. The issuance of Tesoro common stock in connection with the merger must be approved by the stockholders of Tesoro in accordance with the rules of the New York Stock Exchange, which are referred to as the NYSE rules, in order for the merger to be consummated. Tesoro is holding a special meeting of its stockholders, which is referred to as the Tesoro special meeting, to obtain that approval. Tesoro stockholders will also be asked to vote on certain other matters described in this joint proxy statement/prospectus at the Tesoro special meeting and to approve the adjournment of the Tesoro special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of Tesoro common stock in connection with the merger.

Western Refining. The merger agreement must be adopted by the stockholders of Western Refining in accordance with the General Corporation Law of the State of Delaware, which is referred to as the DGCL, in order for the merger to be consummated. Western Refining is holding a special meeting of its stockholders, which is referred to as the Western Refining special meeting, to obtain that approval. Western Refining stockholders will also be asked to vote on certain other matters described in this joint proxy statement/prospectus at the Western Refining special meeting and to approve the adjournment of the Western Refining special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Q:	When and where will the special meetings take place?

A:	Tesoro. The Tesoro special meeting will be held at [●], Central Time, on [●], at 19100 Ridgewood Parkway, San Antonio, Texas 78259.

Western Refining. The Western Refining special meeting will be held at [●], Mountain Time, on [●], at [●].

Q:	What matters will be considered at the special meetings?

A:	Tesoro. The stockholders of Tesoro will be asked to:

•	consider and vote on a proposal to approve the issuance of shares of Tesoro common stock in connection with the merger as contemplated by the merger agreement, which is referred to as the Tesoro issuance proposal;

•	consider and vote on a proposal to adopt an amendment to the Tesoro certificate of incorporation to increase the number of authorized shares of Tesoro common stock from 200 million to 300 million, which is referred to as the Tesoro certificate of incorporation amendment proposal; and

•	consider and vote on a proposal to adjourn the Tesoro special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Tesoro special meeting to approve the Tesoro issuance proposal, which is referred to as the Tesoro adjournment proposal.

Western Refining. The stockholders of Western Refining will be asked to:

•	consider and vote on a proposal to adopt the merger agreement, which is referred to as the merger proposal;

•	consider and vote on a proposal to adjourn the Western Refining special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement, which is referred to as the Western Refining adjournment proposal;

•	consider and vote on a proposal to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to Western Refining’s named executive officers that is based on or otherwise relates to the merger, which is referred to as the non-binding compensation advisory proposal; and

•	consider and vote on a proposal to approve, by a non-binding advisory vote, an amendment to the Tesoro certificate of incorporation, to increase the number of authorized shares of Tesoro common stock from 200 million to 300 million, which is referred to as the non-binding certificate of incorporation amendment proposal.

Q:	Is my vote important?

A:	Tesoro. Yes. The merger cannot be completed unless the Tesoro issuance proposal is approved by the affirmative vote of a majority of votes cast by Tesoro stockholders present in person or by proxy and entitled to vote on the proposal. Only Tesoro stockholders as of the close of business on the record date are entitled to vote at the Tesoro special meeting. The board of directors of Tesoro, which is referred to as the Tesoro board or the Tesoro board of directors, unanimously recommends that such Tesoro stockholders vote “FOR” for the approval of the Tesoro issuance proposal, “FOR” the approval of the Tesoro certificate of incorporation amendment proposal and “FOR” the approval of the Tesoro adjournment proposal.

Western Refining. Yes. The merger cannot be completed unless the merger agreement is adopted by the holders representing a majority of the outstanding shares of Western Refining common stock entitled to vote thereon at the Western Refining special meeting. Only Western Refining stockholders as of the close of business on the record date are entitled to vote at the Western Refining special meeting. The board of directors of Western Refining, which is referred to as the Western Refining board or the Western Refining board of directors, unanimously recommends that such Western Refining stockholders vote “FOR” for the approval of the merger proposal, “FOR” the approval of the Western Refining adjournment proposal, “FOR” the approval of the non-binding compensation advisory proposal and “FOR” the approval of the non-binding certificate of incorporation amendment proposal.

Q:	If my shares of Tesoro and/or Western Refining common stock are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:	A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. Under NYSE rules, brokers are not permitted to vote on any of the matters to be considered at the Tesoro special meeting or the Western Refining special meeting. As a result, your shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee.

Q:	What Tesoro stockholder vote is required for the approval of each proposal brought before the Tesoro special meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A:	The Tesoro issuance proposal. Approval of the Tesoro issuance proposal requires the affirmative vote of a majority of votes cast by Tesoro stockholders present in person or by proxy at the Tesoro special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

The Tesoro certificate of incorporation amendment proposal. Approval of the Tesoro certificate of incorporation amendment proposal requires the affirmative vote of a majority of the shares of Tesoro common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the proposal.

Tesoro adjournment proposal. Approval of the Tesoro adjournment proposal requires the affirmative vote of a majority of the shares of Tesoro common stock present in person or by proxy at the Tesoro special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

Q:	What Western Refining stockholder vote is required for the approval of each proposal brought before the Western Refining special meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A:	The Western Refining proposal to adopt the merger agreement. Approval of the merger proposal requires the affirmative vote of a majority of the shares of Western Refining common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the proposal.

The Western Refining adjournment proposal. Approval of the Western Refining adjournment proposal requires the affirmative vote of a majority of the shares of Western Refining common stock present in person or by proxy at the Western Refining special meeting and entitled to vote on the proposal, regardless of whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

The Western Refining non-binding compensation advisory proposal on specified compensation. Approval of the non-binding compensation advisory proposal requires the affirmative vote of a majority of the shares of Western Refining common stock present in person or by proxy at the Western Refining special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

The Western Refining non-binding certificate of incorporation amendment proposal approving the amendment of Tesoro’s certificate of incorporation. Approval of the non-binding certificate of incorporation amendment proposal requires the affirmative vote of a majority of the shares of Western Refining common stock present in person or by proxy at the Western Refining special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

Q:	What will Western Refining stockholders receive if the merger is completed?

A:

As a result of the merger, each share of Western Refining common stock issued and outstanding immediately prior to the effective time of the first merger (other than excluded shares, as defined in the section entitled “The Merger—Consideration to Western Refining Stockholders” beginning on page [●]) will be converted into the right to receive either 0.4350 of a share of Tesoro common stock, which is referred to as the stock consideration, or $37.30 in cash, which is referred to as the cash consideration. If you are a Western Refining stockholder, you will have the right to elect whether to receive stock consideration or cash consideration, subject to the adjustment and proration procedures described in this joint proxy statement/

prospectus. Western Refining stockholders who make no election or an untimely election (or who otherwise are deemed not to have submitted an effective form of election) will be deemed to have elected to receive stock consideration.

Elections to receive stock consideration, which are referred to as stock elections, are not subject to proration. Elections to receive cash consideration, which are referred to as cash elections, are subject to the adjustment and proration procedures set forth in the merger agreement to ensure that the total number of shares of Western Refining common stock converted into cash consideration will not exceed 10,843,042 shares of Western Refining common stock less the number of excluded shares (as defined in the section entitled “The Merger—Consideration to Western Refining Stockholders” beginning on page [●]), which is referred to as the cash election number.

If you elect to receive stock consideration and would otherwise be entitled to receive a fractional share of Tesoro common stock (taking into account all Western Refining shares for which you have elected or been deemed to have elected to receive stock consideration), you will receive cash in lieu of such fractional share, and you will not be entitled to dividends, voting rights or any other rights in respect of such fractional share. For more information regarding adjustment and proration procedures, see the section entitled “The Merger Agreement—Merger Consideration” beginning on page [●].

For more information regarding the stock consideration or cash consideration, as applicable, to be provided to Western Refining stockholders, referred to as the per share merger consideration, see the section entitled “The Merger—Consideration to Western Refining Stockholders” beginning on page [●]. For more information regarding election mechanics, see the section entitled “The Merger Agreement—Election and Exchange Procedures” beginning on page [●].

Q.	If I elect to receive cash consideration, under what circumstances will my cash consideration be prorated and how will the proration be calculated?

A:	In the event that the aggregate number of shares of Western Refining common stock in respect of which cash elections have been made, which are referred to as cash election shares, exceeds the cash election number referred to in the question and answer directly above, all cash election shares will be converted into stock consideration or cash consideration as follows:

•	No more than 10,843,042 shares of Western Refining common stock in the aggregate will be converted into the right to receive the cash consideration. Each record holder of shares of Western Refining common stock having made a cash election will be entitled to receive the cash consideration in respect of approximately their pro rata portion of the 10,843,042 shares of Western Refining common stock converted into the right to receive the cash consideration. In some cases, due to rounding, a Western Refining stockholder’s pro rata portion may be zero, such that none of such Western Refining stockholder’s shares of Western Refining common stock will be converted into the right to receive the cash consideration. Further information on how such pro rata portion is calculated is available in the section entitled “The Merger Agreement—Merger Consideration” beginning on page [●].

•	The remainder of each such holder’s cash election shares will not be converted into a right to receive the cash consideration and will instead be converted into the right to receive the stock consideration, including cash in lieu of any fractional share, if applicable.

The number of cash election shares of a holder of Western Refining common stock that are to remain cash election shares pursuant to the calculation described above will be rounded downward where needed. The calculations described above will be performed by American Stock Transfer & Trust Company, Tesoro’s and Western Refining’s transfer agent, referred to as the exchange agent.

Q:	What will holders of Western Refining equity awards receive in the merger?

A:	At the effective time of the first merger, each outstanding Western Refining restricted stock unit that is vested will be cancelled in exchange for cash consideration and each other outstanding Western Refining equity award will be converted into a Tesoro equity award, as described in more detail below.

Vested Western Refining Restricted Stock Units

Each outstanding Western Refining restricted stock unit, which is referred to as a Western Refining RSU, that is vested as of the effective time of the first merger (after application of any vesting acceleration provisions) will automatically be cancelled and converted into, as soon as reasonably practicable after the effective time of the first merger, an amount in cash (without interest) equal to the number of shares of such vested Western Refining RSU immediately prior to the effective time of the first merger multiplied by the cash consideration, less applicable taxes required to be withheld with respect to such payment.

Unvested Western Refining Restricted Stock Units

Each outstanding Western Refining RSU that is not vested as of the effective time of the first merger (after application of any vesting acceleration provisions) will automatically be converted into an RSU denominated in shares of Tesoro common stock, which is referred to as a Tesoro RSU, covering a number of shares of Tesoro common stock, rounded down to the nearest whole number, equal to the number of shares of Western Refining common stock subject to such Western Refining RSU immediately prior to the effective time of the first merger multiplied by the exchange ratio. Except as specifically provided in the merger agreement, following the effective time of the first merger, each such Tesoro RSU will continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Western Refining RSU immediately prior to the effective time of the first merger.

Western Refining Performance Unit Awards

Each outstanding Western Refining performance unit award, which is referred to as a Western Refining PUA, whether vested or unvested, will remain a performance unit award denominated in the same cash value as the Western Refining PUA, except that any references in such Western Refining PUA to shares of Western Refining common stock will be to shares of Tesoro common stock, which is referred to as a Tesoro PUA. Except as provided in the merger agreement, following the effective time of the first merger, each such Tesoro PUA will continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Western Refining PUA immediately prior to the effective time of the first merger, provided that the performance metrics will be adjusted by Western Refining with the approval of Tesoro to reflect the first merger.

Other Company Awards

Any other right to acquire or receive shares of Western Refining common stock and each award consisting of shares of Western Refining common stock will automatically be converted into the right to acquire or receive benefits measured by the value of (as the case may be) the number of shares of Tesoro common stock, rounded down to the nearest whole number, equal to the number of shares of Western Refining common stock subject to such award immediately prior to the effective time of the first merger multiplied by the exchange ratio, and to the extent such award provides for payments to the extent the value of the shares of Western Refining common stock exceeds a specified reference price, at a reference price per share, rounded to the nearest whole cent, equal to the reference price per share of Western Refining common stock immediately prior to the effective time of the first merger divided by the exchange ratio. Except as specifically provided in the merger agreement, following the effective time of the first merger, each such right will otherwise be subject to the same terms and conditions (including, as applicable, vesting and exercisability terms) as were applicable to the rights under the relevant plan immediately prior to the effective time of the first merger, provided that any applicable performance metrics will be adjusted by Western Refining with the approval of Tesoro to reflect the first merger.

For more information regarding the treatment of Western Refining equity awards, see the section entitled “The Merger Agreement—Treatment of Western Refining Stock Plans in the Merger” beginning on page [●].

Q:	How do the boards of directors of Tesoro and Western Refining recommend that I vote?

A:	Tesoro. The Tesoro board recommends that Tesoro stockholders vote “FOR” the approval of the Tesoro issuance proposal, “FOR” the approval of the Tesoro certificate of incorporation amendment proposal and “FOR” the approval of the Tesoro adjournment proposal. For more information regarding how the board of directors of Tesoro recommends that Tesoro stockholders vote, see the section entitled “The Merger—Recommendation of Tesoro’s Board of Directors and Reasons for the Merger” beginning on page [●].

Western Refining. The Western Refining board recommends that you vote “FOR” for the approval of the merger proposal, “FOR” the approval of the Western Refining adjournment proposal, “FOR” the approval of the non-binding compensation advisory proposal and “FOR” the approval of the non-binding certificate of incorporation amendment proposal. For more information regarding how the board of directors of Western Refining recommends that you vote, see the section entitled “The Merger—Recommendation of Western Refining’s Board of Directors and Reasons for the Merger” beginning on page [●].

Q:	What is executive officer compensation and why are Western Refining stockholders being asked to vote on it?

A:	The SEC has adopted rules that require Western Refining to seek a non-binding, advisory vote on the compensation payments that will or may be made to its named executive officers in connection with the merger. Western Refining urges its stockholders to read the section entitled “The Merger—Interests of Western Refining Directors and Executive Officers in the Merger” beginning on page [●].

Q:	How will Tesoro fund the cash portion of the per share merger consideration?

A:	Tesoro intends to fund the cash portion of the per share merger consideration using a combination of cash on hand, the net proceeds of the offering on December 22, 2016 of its $850 million 4.750% Senior Notes due 2023 and its $750 million 5.125% Senior Notes due 2026 (collectively referred to herein as the “new debt securities”) and borrowings under a new incremental revolver under Tesoro’s existing credit facility.

Q:	Who is entitled to vote at the special meeting?

A:	Tesoro special meeting. The board of directors of Tesoro has fixed February 10, 2017 as the record date for the Tesoro special meeting. All holders of record of shares of Tesoro common stock as of the close of business on the record date are entitled to receive notice of, and to vote at, the Tesoro special meeting, provided that those shares remain outstanding on the date of the Tesoro special meeting. Physical attendance at the Tesoro special meeting is not required to vote. See the section entitled “Questions and Answers About the Merger and the Special Meetings—How can I vote my shares without attending the special meeting?” beginning on page [●] for instructions on how to vote your shares without attending the Tesoro special meeting.

Western Refining special meeting. The board of directors of Western Refining has fixed February 10, 2017 as the record date for the Western Refining special meeting. All holders of record of shares of Western Refining common stock as of the close of business on the record date are entitled to receive notice of, and to vote at, the Western Refining special meeting, provided that those shares remain outstanding on the date of the Western Refining special meeting. Physical attendance at the Western Refining special meeting is not required to vote. See the section entitled “Questions and Answers About the Merger and the Special Meetings—How can I vote my shares without attending the special meeting?” beginning on page [●] for instructions on how to vote your shares without attending the Western Refining special meeting.

Q:	What if my shares are held in the Tesoro Corporation Thrift Plan?

A:

Participants holding shares of Tesoro common stock in the Tesoro Corporation Thrift Plan may not vote such shares in person at the Tesoro special meeting. Participants in the Tesoro Corporation Thrift Plan may

instruct Fidelity Management Trust Company, as trustee for such plan, how to vote all shares of Tesoro common stock allocated to their accounts by following the instructions on the enclosed instruction card. If a participant in the Tesoro Corporation Thrift Plan does not instruct Fidelity Management Trust Company how to vote, the shares of Tesoro common stock allocated to such participant’s accounts will not be voted.

Q:	What is a proxy?

A:	A proxy is a legal designation of another person to vote the stock you own.

Tesoro stockholders. If you are a stockholder of record of Tesoro common stock as of the close of business on the record date, and you vote by phone, by Internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of Tesoro’s officers as your proxies at the Tesoro special meeting, each with full power to act without the other and with full power of substitution. These two officers are Carrie P. Ryan and Elisa D. Watts.

Western Refining stockholders. If you are a stockholder of record of Western Refining common stock as of the close of business on the record date, and you vote by phone, by Internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of Western Refining’s officers as your proxies at the Western Refining special meeting, each with full power to act without the other and with full power of substitution. These two officers are Scott D. Weaver and Lowry Barfield.

Q:	How many votes do I have?

A:	Tesoro stockholders. Each Tesoro stockholder of record is entitled to one vote for each share of Tesoro common stock held of record by him or her as of the close of business on record date.

Western Refining stockholders. Each Western Refining stockholder of record is entitled to one vote for each share of Western Refining common stock held of record by him or her as of the close of business on the record date.

Q:	What constitutes a quorum for the special meeting?

A:	A quorum is the minimum number of stockholders necessary to hold a valid meeting.

Quorum for Tesoro special meeting. A quorum will exist at the Tesoro special meeting with respect to each matter to be considered at the Tesoro special meeting if the holders of a majority of shares of Tesoro common stock outstanding as of the close of business on the record date are present in person or represented by proxy at the Tesoro special meeting.

Quorum for Western Refining special meeting. A quorum will exist at the Western Refining special meeting with respect to the matters to be considered at the Western Refining special meeting if the holders of a majority of shares of Western Refining common stock issued and outstanding and entitled to vote as of the close of business on the record date are present in person or represented by proxy at the Western Refining special meeting.

Q:	What will happen to Western Refining as a result of the merger?

A:	If the first merger is completed, Merger Sub 1 will merge with and into Western Refining. As a result of the first merger, the separate corporate existence of Merger Sub 1 will cease, and Western Refining will continue as the surviving corporation and as a wholly owned subsidiary of Tesoro.

If either Tesoro or Western Refining provides notice that it elects in accordance with the merger agreement to effect the second merger, then immediately following the completion of the first merger, subject to certain conditions, the surviving corporation will merge with and into Merger Sub 2, which is referred to as the second merger. If the second merger is effected, the first merger and the second merger are referred to together in this joint proxy statement/prospectus as the merger. If the second merger occurs, the separate corporate existence of Western Refining will cease as a result and Merger Sub 2 will continue as the surviving company and a wholly owned subsidiary of Tesoro. If the second merger is not effected, the first merger is also referred to in this joint proxy statement/prospectus on its own as the merger.

The merger agreement does not require that an election to effect the second merger be made at any particular time prior to the effective time of the first merger.

At any time prior to the completion of the first merger, including after any or all of the Tesoro special meeting, the Western Refining special meeting and the election deadline, either Tesoro or Western Refining may, on the terms and subject to the conditions set forth in the merger agreement, provide notice to the other that it elects to effect the second merger. While Tesoro and Western Refining stockholders may not know whether the second merger will be effected when they vote on the proposals to be considered at the Tesoro special meeting and the Western Refining special meeting, respectively, or when Western Refining stockholders make their elections to receive the cash consideration or the stock consideration, an election to effect the second merger will not affect the amount of the per share merger consideration or the timing or manner in which Western Refining stockholders receive the per share merger consideration. Western Refining stockholders become entitled to receive the per share merger consideration at the effective time of the first merger, on the terms and subject to the conditions set forth in the merger agreement, irrespective of whether the second merger occurs.

If either Tesoro or Western Refining elects to effect the second merger, it will make a public announcement to that effect as promptly as practicable after providing notice thereof to the other party.

Q:	Why have Tesoro and Western Refining provided for the option to effect the second merger?

A:	As described in the last bullet in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [●], the delivery of a tax opinion regarding the tax treatment of the merger is a condition to the obligation of Western to effect the merger. Tesoro and Western included the option to make a second merger election in the merger agreement in the event that the legal counsel issuing the tax opinion determines that the second merger is necessary in order for it to deliver that tax opinion. While a final determination is not able to be made until immediately prior to the closing of the merger, as of the date of this proxy statement/prospectus, such legal counsel has not informed either Tesoro or Western Refining that the second merger is expected to be necessary in order for it to deliver its tax opinion.

Q:	I own shares of Western Refining common stock. What will happen to those shares as a result of the merger?

A:	If the merger is completed, your shares of Western Refining common stock will be cancelled and thereafter represent only the right to receive the applicable per share merger consideration. See the section entitled “The Merger Agreement—Merger Consideration” beginning on page [●].

Q:	I own shares of Western Refining common stock. How do I make an election to receive cash consideration or stock consideration for my shares of Western Refining common stock?

A:	Prior to the closing of the merger, the exchange agent will provide a form of election and appropriate transmittal materials to holders of record of shares of Western Refining common stock advising such holders of the procedure for exercising their right to make an election. If you hold shares of Western Refining common stock in street name, you will need to follow the procedures established by your broker, bank or other nominee in order to make an election.

Q:	I own shares of Western Refining common stock. What is the deadline for submitting an election?

A:	To be effective, a form of election must be properly completed, signed and submitted to the exchange agent by the election deadline, which is defined in the section entitled “The Merger Agreement—Election and Exchange Procedures” beginning on page [●]. Unless otherwise publicly announced by Tesoro with the consent of Western Refining, the “election deadline” will be 5:00 PM (Eastern Time) on the business day that is two trading days prior to the closing date for the first merger or such other date and time as Tesoro may publicly announce with the consent of Western Refining. Western Refining stockholders are urged to promptly submit their properly completed and signed forms of election, together with the necessary transmittal materials, and not wait until the election deadline.

Q:	I own shares of Western Refining common stock. How can I change my election?

A:	You can revoke your election before the election deadline by written notice that is sent to and received by the exchange agent prior to the election deadline.

Q:	I own shares of Western Refining common stock. What happens if I don’t make an election?

A:	A holder of shares of Western Refining common stock who makes no election or an untimely election, or is otherwise deemed not to have submitted an effective form of election, or who has validly revoked his or her merger consideration election but has not properly submitted a new duly completed form of election, will be deemed to have made a stock election.

Q:	Where will the Tesoro common stock that Western Refining stockholders receive in the merger be publicly traded?

A:	Assuming the merger is completed, the shares of Tesoro common stock issued in connection with the merger will be listed and traded on the NYSE.

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not adopted by Western Refining stockholders or if the issuance of shares of Tesoro common stock in connection with the merger is not approved by Tesoro stockholders or if the merger is not completed for any other reason, Western Refining stockholders will not receive any stock consideration, cash consideration or other consideration in connection with the merger, and their shares of Western Refining common stock will remain outstanding. Western Refining will remain an independent public company and its common stock will continue to be listed and traded on the NYSE. Additionally, if the merger agreement is not adopted by Western Refining stockholders or if the merger is not completed for any other reason, Tesoro will not issue shares of Tesoro common stock to Western Refining stockholders, regardless of whether the Tesoro issuance proposal is approved, and will not amend the Tesoro certificate of incorporation to increase the number of authorized shares of Tesoro common stock, regardless of whether the Tesoro certificate of incorporation amendment proposal is approved. If the merger agreement is terminated under specified circumstances, either Western Refining or Tesoro (depending on the circumstances) may be required to pay the other party a termination fee, reverse termination fee or other termination-related payment. See “The Merger Agreement—Termination” beginning on page [●] for a more detailed discussion of the termination fees.

Q:	How can I vote my shares in person at the special meeting?

A:

Tesoro. Shares of Tesoro common stock held directly in your name as the stockholder of record of shares of such Tesoro common stock as of the close of business on February 10, 2017, the record date, may be voted in person at the Tesoro special meeting. If you choose to attend the Tesoro special meeting, you will need to bring valid, government-issued photo identification. If you are a beneficial owner of Tesoro common stock but not the stockholder of record of such shares of Tesoro common stock, you will also need proof of stock ownership to be admitted in the Tesoro special meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Tesoro special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner and present it to the inspector of election with your ballot at the Tesoro special meeting. To request a legal proxy, please contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Tesoro special meeting.

Please note that if your shares are held in the Tesoro Corporation Thrift Plan, you may not vote in person at the Tesoro special meeting.

Failure to bring the appropriate documentation may delay your entry into or prevent you from attending the Tesoro special meeting. The doors to the meeting room will be closed promptly at the start of the meeting, and stockholders will not be permitted to enter after that time.

Western Refining. Shares of Western Refining common stock held directly in your name as the stockholder of record as of the close of business on February 10, 2017, the record date, may be voted in person at the Western Refining special meeting. If you choose to attend the Western Refining special meeting, you will need to bring valid, government-issued photo identification. If you are a beneficial owner of Western Refining common stock but not the stockholder of record of such shares of Western Refining common stock, you will also need proof of stock ownership to be admitted to the Western Refining special meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Western Refining special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner and present it to the inspector of election with your ballot at the Western Refining special meeting. To request a legal proxy, please contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Western Refining special meeting.

Failure to bring the appropriate documentation may delay your entry into or prevent you from attending the Western Refining special meeting. The doors to the meeting room will be closed promptly at the start of the meeting, and stockholders will not be permitted to enter after that time.

Q:	How can I vote my shares without attending the special meeting?

A:	Tesoro. If you are a stockholder of record of Tesoro common stock as of the close of business on February 10, 2017, the record date, you can vote by proxy via the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner, you may vote by submitting voting instructions to your bank, brokerage firm or other nominee, or otherwise by following instructions provided by your bank, brokerage firm or other nominee. If your shares are held in the Tesoro Corporation Thrift Plan, you may not vote in person at the Tesoro special meeting. Participants in the Tesoro Corporation Thrift Plan may instruct Fidelity Management Trust Company, as trustee for such plan, how to vote all shares of Tesoro common stock allocated to their accounts by following the instructions on the enclosed instruction card. If a participant in the Tesoro Corporation Thrift Plan does not instruct Fidelity Management Trust Company how to vote, the shares of Tesoro common stock allocated to such participant’s accounts will not be voted.

Western Refining. If you are a stockholder of record of Western Refining common stock as of the close of business on February 10, 2017, the record date, you can vote by proxy via the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner, you may vote by submitting voting instructions to your bank, brokerage firm or other nominee, or otherwise by following instructions provided by your bank, brokerage firm or other nominee. Telephone and internet voting may be available to beneficial owner. Please refer to the vote instruction form provided by your bank, brokerage firm or other nominee.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:	Tesoro. If your shares of Tesoro common stock are registered directly in your name with Tesoro’s transfer agent, American Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares. Shares of Tesoro common stock held in the Tesoro Corporation Thrift Plan are considered held in street name.

Western Refining. If your shares of Western Refining common stock are registered directly in your name with Western Refining’s transfer agent, American Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials relating to the Tesoro special meeting and/or the Western Refining special meeting if you hold shares of both Tesoro and Western Refining or if you hold shares of Tesoro and/or Western Refining common stock in “street name” and also directly in your name as a stockholder of record or otherwise or if you hold shares of Tesoro and/or Western Refining common stock in more than one brokerage account.

Direct holders (stockholders of record)

For shares of Tesoro and/or Western Refining common stock held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Tesoro and/or Western Refining common stock are voted.

Shares in “street name”

For shares of Tesoro and/or Western Refining common stock held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:	I hold shares of both Tesoro common stock and Western Refining common stock. Do I need to vote separately for each company?

A:	Yes. You will need to separately follow the applicable procedures described in this joint proxy statement/prospectus both with respect to the voting of shares of Tesoro common stock and with respect to the voting of shares of Western Refining common stock in order to effectively vote the shares of common stock you hold in each company.

Q:	If a stockholder gives a proxy, how will the shares of Tesoro common stock or Western Refining common stock, as applicable, covered by the proxy be voted?

A:

If you provide a proxy, regardless of whether you provide that proxy by phone, via the Internet or by completing and returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your shares of Tesoro common stock or your shares of Western Refining common stock, as applicable, in the way that you indicate when providing your proxy in respect of the shares of common stock you hold in such company. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of Tesoro or Western Refining common stock, as applicable, should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the Tesoro special meeting or the Western Refining special meeting, as applicable.

Q:	How will my shares of common stock be voted if I return a blank proxy?

A:	Tesoro. If you sign, date and return your proxy and do not indicate how you want your shares of Tesoro common stock to be voted, then your shares of Tesoro common stock will be voted “FOR” the approval of the Tesoro issuance proposal, “FOR” the approval of the Tesoro certificate of incorporation amendment proposal and “FOR” the approval of the Tesoro adjournment proposal.

Western Refining. If you sign, date and return your proxy and do not indicate how you want your shares of Western Refining common stock to be voted, then your shares of Western Refining common stock will be voted “FOR” the approval of the merger proposal, “FOR” the approval of the Western Refining adjournment proposal, “FOR” the approval of the non-binding compensation advisory proposal and “FOR” the approval of the non-binding certificate of incorporation amendment proposal.

Q:	Can I change my vote after I have submitted my proxy?

A:	Tesoro. Yes. If you are a stockholder of record of Tesoro common stock as of the close of business on the record date, whether you vote by telephone, Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again by telephone or the Internet at a later time;

•	give written notice of your revocation to the Tesoro Corporate Secretary; or

•	vote in person at the Tesoro special meeting. Please note that your attendance at the Tesoro special meeting will not alone serve to revoke your proxy.

If you are a beneficial owner of Tesoro common stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Western Refining. Yes. If you are a stockholder of record of Western Refining common stock as of the close of business on the record date, whether you vote by telephone, Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again by telephone or the Internet at a later time;

•	give written notice of your revocation to the Western Refining Corporate Secretary at the address provided above; or

•	vote in person at the Western Refining special meeting. Please note that your attendance at the Western Refining special meeting will not alone serve to revoke your proxy.

If you are a beneficial owner of Western Refining common stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:	Where can I find the voting results of the special meetings?

A:	The preliminary voting results will be announced at each of the special meetings. In addition, within four business days following certification of the final voting results, Tesoro and Western Refining each intend to file the final voting results of its special meeting with the SEC in a Current Report on Form 8-K.

Q:	If I do not favor the adoption of the merger agreement as a Western Refining stockholder, what are my rights?

A:	Because holders of shares of Western Refining common stock are not required to receive consideration other than the stock consideration or cash in lieu of fractional shares in the merger and shares of Tesoro common stock are listed on the NYSE, holders of shares of Western Refining common stock are not entitled to exercise dissenters’ rights under Delaware law in connection with the merger. Western Refining stockholders may vote against the merger proposal if they are not in favor of the adoption of the merger agreement.

Q:	Are there any risks that I should consider as a Tesoro stockholder in deciding how to vote?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page [●]. You also should read and carefully consider the risk factors of Tesoro and Western Refining contained in the documents that are incorporated by reference herein.

Q:	Are there any risks that I should consider as a Western Refining stockholder in deciding how to vote?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page [●]. You also should read and carefully consider the risk factors of Tesoro and Western Refining contained in the documents that are incorporated by reference herein.

Q:	Are any Western Refining stockholders already committed to vote in favor of the proposals?

A:	Yes. On November 16, 2016, Paul L. Foster, Franklin Mountain Investments, LP, Jeff A. Stevens and Scott D. Weaver, the Chairman, CEO and Vice President, Assistant Treasurer and Assistant Secretary of Western Refining, respectively, entered into separate voting and support agreements with Tesoro and Western Refining pursuant to which they have agreed, among other things, to vote all of the shares of Western Refining common stock beneficially owned by them (constituting approximately 22.5% of the issued and outstanding shares of Western Refining common stock as of February 1, 2017) in favor of the adoption of the merger agreement, on the terms and subject to the conditions set forth in the voting and support agreements as discussed in more detail in the section entitled “Voting and Support Agreements” beginning on page [●].

Q:	What happens if I sell my shares of Tesoro common stock before the Tesoro special meeting?

A:	The record date for Tesoro stockholders entitled to vote at the Tesoro special meeting is earlier than the date of the Tesoro special meeting. If you transfer your shares of Tesoro common stock after the record date but before the Tesoro special meeting, you will, unless special arrangements are made, retain your right to vote at the Tesoro special meeting.

Q:	What happens if I sell my shares of Western Refining common stock before the Western Refining special meeting?

A:

The record date for Western Refining stockholders entitled to vote at the Western Refining special meeting is earlier than the date of the Western Refining special meeting. If you transfer your shares of Western Refining common stock after the record date but before the Western Refining special meeting, you will, unless special arrangements are made, retain your right to vote at the Western Refining special meeting but will have transferred the right to receive the per share merger consideration in connection with the merger to the person to whom you transferred your shares of Western Refining common stock.

Q:	What are the material U.S. federal income tax consequences of the merger to me?

A:	It is a condition to Western Refining’s obligation to complete the merger that Western Refining receive a written opinion of its counsel, Davis Polk & Wardwell LLP (or another nationally recognized law firm selected by Western Refining), dated as of the closing date, substantially to the effect that for U.S. federal income tax purposes, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Assuming the merger qualifies as a reorganization, a stockholder of Western Refining generally will not recognize any gain or loss upon receipt of Tesoro common stock in exchange for Western Refining common stock in the merger, except that gain (but not loss) will be recognized in an amount not to exceed any cash received as part of the cash consideration (other than cash received in lieu of a fractional share) and gain or loss will be recognized with respect to any cash received in lieu of a fractional share of Tesoro common stock. The U.S. federal income tax consequences of the merger are discussed in more detail in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●]. The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws.

TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:	When is the merger expected to be completed?

A:	Subject to the satisfaction or waiver of the closing conditions described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [●], including the adoption of the merger agreement by Western Refining stockholders at the Western Refining special meeting and the approval of the Tesoro issuance proposal by Tesoro stockholders at the Tesoro special meeting, the transaction is expected to close in the first half of 2017. However, it is possible that factors outside the control of both companies could result in the merger being completed at a later time, or not being completed at all.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	Tesoro. Tesoro has retained Innisfree M&A Incorporated, which is referred to as Innisfree, to assist in the solicitation process. Tesoro will pay Innisfree a fee of approximately $20,000, as well as reasonable and documented out-of-pocket expenses. Tesoro also has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Western Refining. Western Refining has retained MacKenzie Partners, Inc., which is referred to as MacKenzie, to assist in the solicitation process. Western Refining will pay MacKenzie a fee of approximately $50,000, as well as reasonable and documented out-of-pocket expenses. Western Refining also has agreed to indemnify MacKenzie against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Q:	What are the conditions to completion of the merger?

A:	In addition to the approval of the Tesoro issuance proposal by Tesoro stockholders and the adoption of the merger agreement by Western Refining stockholders as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including the expiration or termination of the waiting period applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act, without the imposition of a burdensome condition (as defined in the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions—Burdensome Condition” beginning on page [●]), the accuracy of representations and warranties under the merger agreement (subject to certain materiality qualifiers), Tesoro’s and Western Refining’s performance of their respective obligations under the merger agreement, the absence of a material adverse effect for Tesoro (as described in the merger agreement), the absence of a material adverse effect for Western Refining (as described in the merger agreement), and Western Refining having received a written opinion of Davis Polk & Wardwell LLP (or another nationally recognized law firm selected by Western Refining) substantially to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [●].

Q:	I am a Western Refining Stockholder. How do I exchange my shares of Western Refining common stock for the per share merger consideration?

A:	Each Western Refining stockholder must deliver, for book-entry shares of Western Refining common stock, customary evidence of ownership of such shares as determined by the exchange agent by the election deadline, and for certificated shares of Western Refining common stock, the certificate representing such shares (or affidavits of loss in lieu of the certificates or an appropriate guarantee of delivery of such certificates by a financial institution, provided that the certificates are in fact delivered to the exchange agent within three trading days after the date of execution of such guarantee of delivery) and a letter of transmittal by the election deadline.

After receiving the proper documentation from you, following the effective time, the exchange agent will deliver to you the cash consideration or stock consideration (plus, in the case of stock consideration, any cash in lieu of fractional shares and any applicable dividends on Tesoro common stock with a record date after the merger is completed) to which you are entitled. More information on the documentation you are required to deliver to the exchange agent can be found in the section entitled “The Merger Agreement—Election and Exchange Procedures” beginning on page [●].

Q:	What equity stake will Western Refining stockholders hold in Tesoro immediately following the merger?

A:	Based on the number of issued and outstanding shares of Tesoro common stock and Western Refining common stock as of February 1, 2017, the exchange ratio of 0.4350 of a share of Tesoro common stock for each share of Western Refining common stock and assuming all holders of Western Refining elect to receive stock consideration, holders of shares of Western Refining common stock as of immediately prior to the closing of the merger would hold, in the aggregate, approximately 29.02% of the issued and outstanding shares of Tesoro common stock immediately following the closing of the merger. The exact equity stake of Western Refining stockholders in Tesoro immediately following the merger will depend on the number of shares of Tesoro common stock and Western Refining common stock issued and outstanding immediately prior to the merger as well as the number of stockholders who elect to receive the cash consideration, as provided in the section entitled “The Merger Agreement—Merger Consideration” beginning on page [●].

Q:	I am a Western Refining Stockholder. Will the shares of Tesoro common stock issued in the merger receive a dividend?

A:	After the closing of the merger, the shares of Tesoro common stock issued in connection with the merger will carry with them the right to receive the same dividends on shares of Tesoro common stock as all other holders of shares of Tesoro common stock, for any dividend the record date for which occurs after the merger is completed.

For the past three years, Tesoro has paid a quarterly dividend on the Tesoro common stock as described in greater detail in the section entitled “Comparative Per Share Market Price and Dividend Information—Tesoro Market Price and Dividend Information” beginning on page [●]. Tesoro last declared a dividend on February 3, 2017, in an amount of $0.55 per Tesoro share, which will be paid on March 15, 2017 to Tesoro stockholders of record as of the close of business on February 28, 2017. Any future Tesoro dividends will remain subject to approval by the Tesoro board.

Q:	What should I do now?

A:	You should read this joint proxy statement/prospectus carefully in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or via the Internet as soon as possible so that your shares of Tesoro common stock and/or Western Refining common stock will be voted in accordance with your instructions.

Q:	Whom do I call if I have questions about the special meetings or the merger?

A:	If you have questions about the Tesoro special meeting, the Western Refining special meeting or the merger, or desire additional copies of this joint proxy statement/prospectus or additional proxies, you may contact Innisfree, toll-free at 1-888-750-5834 or collect at 1-212-750-5833, or MacKenzie, toll-free at 1-800-322-2885 or collect at 1-212-929-5500.

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which Tesoro and Western Refining refer before you decide how to vote with respect to the proposals to be considered and voted on at the special meeting for your company. In addition, Tesoro and Western Refining incorporate by reference important business and financial information about Tesoro and Western Refining into this document, as further described in the section entitled “Where You Can Find More Information” beginning on page [●]. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page [●]. Each item in this summary includes a page reference directing you to a more complete description of that item.

Information About the Companies (page [●])

Tesoro Corporation

19100 Ridgewood Parkway,

San Antonio, TX 78259

Phone: 210-626-6000

Tesoro, whose legal name is Tesoro Corporation, was incorporated in Delaware in 1968. Based in San Antonio, Texas, Tesoro is one of the largest independent petroleum refining, logistics and marketing companies in the United States. Tesoro’s subsidiaries, operating through three business segments, primarily transport crude oil and manufacture, transport and sell transportation fuels. Tesoro’s refining operating segment refines crude oil and other feedstocks into transportation fuels, such as gasoline and gasoline blendstocks, jet fuel and diesel fuel, as well as other products, including heavy fuel oils, liquefied petroleum gas and petroleum coke for sale in bulk markets to a wide variety of customers within Tesoro’s markets. Tesoro’s logistics operating segment, which is comprised of the assets and operations of Tesoro Logistics LP, which is referred to as TLLP, a publicly traded limited partnership, includes certain crude oil and natural gas gathering assets, natural gas and natural gas liquid processing assets, and crude oil and refined products terminalling, transportation and storage assets acquired from Tesoro and third parties. Tesoro’s marketing operating segment sells transportation fuels through branded and unbranded channels. The branded business sells transportation fuels using a unique brand portfolio with the ARCO®, Shell®, Exxon®, Mobil®, USA GasolineTM, RebelTM, ThriftyTM and Tesoro® brands across a network of over 2,400 retail stations. Tesoro owns 100% of the outstanding equity interests of Tesoro Logistics GP, LLC, the general partner of TLLP. Additionally, as of December 31, 2016, Tesoro owned approximately 33% of the outstanding common units of TLLP.

Western Refining

212 North Clark Drive

El Paso, Texas 79905

Phone: 915-775-3300

Western Refining, whose legal name is Western Refining, Inc., is an independent crude oil refiner and marketer of refined products incorporated in September 2005 under Delaware law with principal offices located in El Paso, Texas. Western Refining produces refined products at refineries in El Paso, Texas, near Gallup, New Mexico and in St. Paul Park, Minnesota. Western Refining sells refined products primarily in Arizona, Colorado, Minnesota, New Mexico, Wisconsin, West Texas, the Mid-Atlantic region and Mexico through bulk distribution terminals and wholesale marketing networks. Western Refining owns a significant limited partner interest in Western Refining Logistics, LP, which is referred to as MLP. MLP, a publicly traded limited partnership, owns and operates logistics assets consisting of pipeline and gathering, terminalling, storage and transportation assets as well as a wholesale business that operates primarily in the Southwest. MLP operates its logistics assets primarily for the benefit of Western Refining. Western Refining also sells refined products through two retail networks with a total of 545 company-operated and franchised retail sites in the United States. Western Refining owns 100% of the outstanding equity interests of Western Refining Logistics GP, LLC, the general partner of MLP. Additionally, as of December 31, 2016, Western Refining owned approximately 52.6% of the outstanding common units of MLP.

Tahoe Merger Sub 1, Inc.

c/o Tesoro Corporation

19100 Ridgewood Parkway,

San Antonio, TX 78259

Phone: 210-626-6000

Merger Sub 1, whose legal name is Tahoe Merger Sub 1, Inc., is a direct, wholly owned subsidiary of Tesoro. Upon the completion of the merger, Merger Sub 1 will cease to exist. Merger Sub 1 was incorporated in Delaware on November 15, 2016 for the sole purpose of effecting the merger.

Tahoe Merger Sub 2, LLC

c/o Tesoro Corporation

19100 Ridgewood Parkway,

San Antonio, TX 78259

Phone: 210-626-6000

Merger Sub 2, whose legal name is Tahoe Merger Sub 2, LLC, is a direct, wholly owned subsidiary of Tesoro. If a second merger election is made, upon the completion of the second merger, Merger Sub 2 will survive the second merger and continue to exist as a direct, wholly owned subsidiary of Tesoro. Merger Sub 2 was formed in Delaware on November 15, 2016 for the sole purpose of effecting the second merger (if a second merger election is made).

The Merger and the Merger Agreement (pages [●] and [●])

The terms and conditions of the merger are contained in the merger agreement, which is attached to this document as Annex A and is incorporated by reference herein in its entirety. Tesoro and Western Refining encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.

Tesoro’s and Western Refining’s boards of directors have unanimously approved the merger agreement. The merger agreement provides for the acquisition of Western Refining by Tesoro through the merger of Merger Sub 1, a wholly owned subsidiary of Tesoro, with and into Western Refining, with Western Refining continuing as the surviving corporation of the merger. If a second merger election is made prior to the completion of the merger, immediately following the completion of the first merger, the surviving corporation (i.e., Western Refining) will merge with and into Merger Sub 2, a wholly owned subsidiary of Tesoro, and the separate corporate existence of Western Refining will cease, with Merger Sub 2 continuing as the surviving company of the second merger.

Voting and Support Agreements (page [●])

On November 16, 2016, Tesoro, Western Refining, Merger Sub 1 and Merger Sub 2 entered into three separate Voting and Support Agreements, which are referred to as the voting agreements, with Paul L. Foster and Franklin Mountain Investments, LP (an entity controlled by Mr. Foster), Jeff A. Stevens and Scott D. Weaver respectively. Messrs. Foster, Stevens and Weaver are referred to collectively as the founders. Based on information provided by each of the founders and Franklin Mountain Investments, LP to Tesoro and Western Refining as of the date of the voting agreements, Mr. Foster beneficially owned in the aggregate 19,564,047 shares of Western Refining common stock (representing approximately 18% of the outstanding shares of Western Refining common stock as of February 1, 2017, 16,129,581 shares of which were beneficially owned by Franklin Mountain Investments, LP (Mr. Foster is the sole member and president of Franklin Mountain G.P., LLC, the general partner of Franklin Mountain Investments, LP, and as such, may be deemed to have voting and dispositive power over the shares owned by Franklin Mountain Investments, LP); Mr. Stevens beneficially owned in the aggregate 3,556,456 shares of Western Refining common stock (representing approximately 3.3% of the outstanding shares of Western Refining common stock as of February 1, 2017); and Mr. Weaver beneficially owned in the aggregate 1,307,229 shares of Western Refining common stock (representing approximately 1.2% of the outstanding shares of Western Refining common stock as of February 1, 2017). The shares beneficially owned by the founders represent, in the aggregate, approximately 22.5% of the outstanding shares of Western Refining common stock as of February 1, 2017. The founders and Franklin Mountain Investments, LP have agreed, on the terms and subject to the conditions set forth in their respective voting agreements, to vote their shares of Western Refining common stock in favor of the adoption of the merger agreement and the approval of the transactions contemplated thereby, including the merger, and other related matters, and to vote against, among other things, any proposal relating to a competing transaction involving Western Refining. The voting agreements will terminate on the earlier to occur of the effective time of the first merger and the termination of the merger agreement. Copies of the voting agreements are attached to this joint proxy statement/prospectus as Annexes B, C and D and are incorporated by reference herein in their entirety.

Recommendation of Tesoro’s Board of Directors and Reasons for the Merger (page [●])

The Tesoro board recommends that you vote “FOR” the Tesoro issuance proposal, “FOR” the Tesoro certificate of incorporation amendment proposal and “FOR” the Tesoro adjournment proposal.

Recommendation of Western Refining’s Board of Directors and Reasons for the Merger (page [●])

The Western Refining board recommends that you vote “FOR” the merger proposal, “FOR” the Western Refining adjournment proposal, “FOR” the non-binding compensation advisory proposal and “FOR” the non-binding certificate of incorporation amendment proposal.

Opinions of Financial Advisors (pages [●] and [●])

Opinion of Goldman Sachs, Tesoro’s financial advisor

Goldman, Sachs & Co., referred to as Goldman Sachs, delivered its oral opinion to the Tesoro board of directors on November 16, 2016, which opinion was subsequently confirmed in a written opinion dated November 16, 2016, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the consideration to be paid by Tesoro for each share of Western Refining common stock pursuant to the merger agreement was fair from a financial point of view to Tesoro.

The full text of the written opinion of Goldman Sachs, dated November 16, 2016, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex F to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. Goldman Sachs provided its opinion for the information and assistance of Tesoro’s board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of Tesoro’s common stock should vote with respect to the Tesoro issuance proposal or any other matter. Pursuant to an engagement letter between Tesoro and Goldman Sachs, Tesoro has agreed to pay Goldman Sachs a transaction fee of $29,000,000, which transaction fee may be increased by up to $5,000,000 at Tesoro’s sole discretion, all of which is payable upon consummation of the merger. See the section entitled “The Merger—Opinion of Goldman Sachs, Tesoro’s Financial Advisor” beginning on page [●].

Opinion of Barclays Capital, Western Refining’s financial advisor

Western Refining retained Barclays Capital Inc., which is referred to as Barclays, as its exclusive financial advisor in connection with a potential strategic transaction with Tesoro and other strategic alternatives. On November 16, 2016, Barclays rendered to the Western Refining board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 16, 2016, that, as of such date and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in its written opinion, a copy of which is attached hereto as Annex E, the per share merger consideration to be offered to the holders of Western Refining common stock (other than excluded shares) is fair, from a financial point of view, to such holders in the merger.

The full text of Barclays’ written opinion, dated as of November 16, 2016, is attached to this joint proxy statement/prospectus as Annex E, and is hereby incorporated by reference herein in its entirety. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The summary of Barclays’ opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Barclays’ opinion is addressed to the Western Refining board of directors, addresses only the fairness, from a financial point of view, of the per share merger consideration to be offered to the holders of Western Refining common stock (other than excluded shares) and does not constitute a recommendation to any stockholder of Western Refining as to how such stockholder should vote with respect to the merger or any other matter.

For more information, see the section entitled “The Merger—Opinion of Barclays Capital, Western Refining’s Financial Advisor” beginning on page [●] and Annex E.

Special Meeting of Tesoro Stockholders (page [●])

The Tesoro special meeting will be held on [●], at [●], Central Time, at 19100 Ridgewood Parkway, San Antonio, Texas 78259. The purpose of the Tesoro special meeting is to consider and vote on the Tesoro issuance proposal, the Tesoro certificate of incorporation amendment proposal and the Tesoro adjournment proposal.

Approval of the Tesoro issuance proposal is a condition to the obligation of Tesoro and Western Refining to complete the merger. Neither the approval of the Tesoro certificate of incorporation amendment proposal nor the approval of the Tesoro adjournment proposal is a condition to the obligation of either Tesoro or Western Refining to complete the merger.

Only holders of record of issued and outstanding shares of Tesoro common stock as of the close of business on February 10, 2017, the record date for the Tesoro special meeting, are entitled to notice of, and to vote at, the Tesoro special meeting or any adjournment or postponement of the Tesoro special meeting. You may cast one vote for each share of Tesoro common stock that you owned as of the close of business on that record date.

A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Tesoro special meeting with respect to each matter to be considered at the Tesoro special meeting if the holders of a majority of shares of Tesoro common stock outstanding on the record date are present in person or represented by proxy at the Tesoro special meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum, including abstentions and broker non-votes.

Approval of the Tesoro issuance proposal requires the affirmative vote of a majority of votes cast by Tesoro stockholders present in person or by proxy at the Tesoro special meeting and entitled to vote on the proposal.

Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

Approval of the Tesoro certificate of incorporation amendment proposal requires the affirmative vote of a majority of the shares of Tesoro common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the proposal.

Approval of the Tesoro adjournment proposal requires the affirmative vote of a majority of the shares of Tesoro common stock present in person or by proxy at the Tesoro special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

Special Meeting of Western Refining Stockholders (page [●])

The Western Refining special meeting will be held on [●], at [●], Mountain Time, at [●]. The purpose of the Western Refining special meeting is to consider and vote on the merger proposal, the Western Refining adjournment proposal, the non-binding compensation advisory proposal and the non-binding certificate of incorporation amendment proposal.

Approval of the merger proposal is a condition to the obligation of Western Refining and Tesoro to complete the merger. The approval of the Western Refining adjournment proposal, the approval of the non-binding compensation advisory proposal and the approval of the non-binding certificate of incorporation amendment proposal are not conditions to the obligation of either Western Refining or Tesoro to complete the merger.

Only holders of record of issued and outstanding shares of Western Refining common stock as of the close of business on February 10, 2017, the record date for the Western Refining special meeting, are entitled to notice of, and to vote at, the Western Refining special meeting or any adjournment or postponement of the Western Refining special meeting. You may cast one vote for each share of Western Refining common stock that you owned as of the close of business on that record date.

A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Western Refining special meeting with respect to the matters to be considered at the Western Refining special meeting if the holders of a majority of shares of Western Refining common stock issued and outstanding and entitled to vote on the record date are present in person or represented by proxy at the Western Refining special meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum, including abstentions and broker non-votes.

Approval of the merger proposal requires the affirmative vote of a majority of the shares of Western Refining common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the proposal.

Approval of the Western Refining adjournment proposal requires the affirmative vote of a majority of the shares of Western Refining common stock present in person or by proxy at the Western Refining special meeting and entitled to vote on the proposal, regardless of whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

Approval of the non-binding compensation advisory proposal requires the affirmative vote of a majority of the shares of Western Refining common stock present in person or by proxy at the Western Refining special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

Approval of the non-binding certificate of incorporation amendment proposal requires the affirmative vote of a majority of the shares of Western Refining common stock present in person or by proxy at the Western Refining special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

Interests of Tesoro Directors and Executive Officers in the Merger (page [●])

Tesoro’s executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of Tesoro stockholders generally. The members of the Tesoro board were aware of and considered these interests, among other matters, when they approved the merger agreement and recommended that Tesoro stockholders approve the Tesoro issuance proposal. These interests are described in more detail in the section entitled “The Merger—Interests of Tesoro Directors and Executive Officers in the Merger” beginning on page [●].

Interests of Western Refining Directors and Executive Officers in the Merger (page [●])

Directors and executive officers of Western Refining may have interests in the merger that are different from, or in addition to, the interests of Western Refining stockholders generally. These interests include, but are not limited to:

•	the treatment in the merger of restricted stock units, performance awards and other awards held by Western Refining executive officers and directors as described in the section entitled “The Merger Agreement—Treatment of Western Refining Stock Plans in the Merger” beginning on page [●], including accelerated vesting of some awards upon closing of the merger pursuant to their pre-existing terms and vesting of remaining awards upon a qualifying termination of employment during a specified period following the closing of the merger; and

•	employment agreements with executive officers that provide for enhanced severance upon a qualifying termination of employment during a specified period following the closing of the merger.

These interests are described in more detail below, and certain of them are quantified in the narrative and tabular disclosure included in the section entitled “The Merger—Merger-Related Compensation” beginning on page [●]

The Western Refining Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and approving the Mergers and in determining to recommend to Western Refining stockholders that they adopt the merger agreement. Western Refining stockholders should take these interests into account in deciding whether to adopt the merger agreement.

Conditions to the Completion of the Merger (page [●])

Under the merger agreement, the respective obligations of Tesoro, Western Refining, Merger Sub 1 and Merger Sub 2 to complete the merger are subject to the satisfaction or waiver at or prior to the effective time of the first merger of the following conditions:

•	Tesoro Stockholder Approval. The Tesoro issuance proposal must have been approved by the affirmative vote of a majority of votes cast by Tesoro stockholders present in person or by proxy at the Tesoro special meeting and entitled to vote on the proposal.

•	Western Refining Stockholder Approval. The merger proposal must have been duly adopted by holders of a majority of the outstanding shares of Western Refining common stock entitled to vote thereon at the Western Refining special meeting.

•	NYSE Listing. The shares of Tesoro common stock issuable to Western Refining stockholders pursuant to the merger agreement must have been authorized for listing on the NYSE upon the official notice of issuance.

•	Regulatory Consents. The waiting period under the HSR Act applicable to the completion of the merger and the other transactions contemplated by the merger agreement must have expired or been terminated without the imposition of, or requirement to agree to, any terms, conditions, liabilities, obligations or commitments that, individually or in the aggregate, constitute a burdensome condition, as defined in the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions—Burdensome Condition” beginning on page [●] and in the merger agreement. For purposes of this condition as it applies to Western Refining’s obligation to effect the merger, the reference to $25 million in the definition of burdensome condition is deemed to be $75 million.

•	Litigation. There must not have been enacted, issued, promulgated, enforced or entered by a court or other governmental entity of competent jurisdiction any applicable law that is in effect and restrains, enjoins or otherwise prohibits completion of the merger or the other transactions contemplated by the merger agreement.

•	Effectiveness of the Registration Statement. The registration statement of which this joint proxy statement/prospectus forms a part must have become effective under the Securities Act and must not be the subject of any stop order issued by the SEC or any pending proceedings initiated by the SEC seeking such a stop order.

Under the merger agreement, the obligations of Tesoro, Merger Sub 1 and Merger Sub 2 to complete the merger are subject to the satisfaction or waiver of the following additional conditions:

•	certain representations and warranties of Western Refining regarding aspects of its capitalization and the capitalization of MLP must be true and correct as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), except for such inaccuracies as would not in the aggregate be material in amount or effect;

•	the representations and warranties of Western Refining regarding the absence of any material adverse effect on Western Refining and its subsidiaries must be true and correct as of the date of the merger agreement and as of the closing as though made on and as of such date and time;

•	certain representations and warranties of Western Refining regarding due organization and validity of existence; corporate authority; approval and fairness; non-contravention with respect to the organizational documents of Western Refining or its subsidiaries; takeover statutes; and broker’s and finder’s fees must be true and correct in all material respects as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

•	the other representations and warranties of Western Refining must be true and correct, without regard to materiality, Western Refining material adverse effect, or similar qualifiers, as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Western Refining material adverse effect;

•	Western Refining must have performed and complied with in all material respects all of its obligations under the merger agreement required to be performed or complied with at or prior to the closing; and

•	Tesoro must have received a certificate signed by an executive officer of Western Refining to the effect that the foregoing closing conditions have been satisfied.

Under the merger agreement, the obligation of Western Refining to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•	certain representations and warranties of Tesoro, Merger Sub 1 and Merger Sub 2 regarding due organization and validity of existence; capital structure; corporate authority; approval and fairness; non-contravention with respect to the organizational documents of Tesoro or its subsidiaries; and broker’s and finder’s fees must be true and correct in all material respects as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

•	the representations and warranties of Tesoro, Merger Sub 1 and Merger Sub 2 regarding the absence of any material adverse effect on Tesoro and its subsidiaries must be true and correct as of the date of the merger agreement and as of the closing as though made on and as of such date and time;

•	the other representations and warranties of Tesoro, Merger Sub 1 and Merger Sub 2 must be true and correct without regard to materiality, Tesoro material adverse effect, or similar qualifiers, as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not be reasonably be expected to have a Tesoro material adverse effect;

•	Tesoro, Merger Sub 1 and Merger Sub 2 must have performed and complied with in all material respects all of their respective obligations under the merger agreement required to be performed or complied with by them at or prior to the closing;

•	Western Refining must have received a certificate signed by an executive officer of Tesoro on behalf of Tesoro, Merger Sub 1, and Merger Sub 2 to the effect that the foregoing closing conditions have been satisfied; and

•	Western Refining must have received a written opinion from Davis Polk & Wardwell LLP (or another nationally recognized law firm selected by Western Refining) substantially to the effect that for U.S. federal income tax purposes, either (i) if a second merger election has not been made, the first merger, without regard to the second merger, will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) if the second merger election has been made, the mergers, taken collectively, will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and in either case, Tesoro and Western Refining will each be a “party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code.

Non-Solicitation by Tesoro or Western Refining (page [●])

As more fully described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation” beginning on page [●] and in the merger agreement, and subject to the exceptions described below and in the merger agreement, each of Tesoro and Western Refining has agreed not to, among other things, (i) initiate, solicit or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal (as such term is defined in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation” beginning on page [●] and in the merger agreement; (ii) participate in any discussions or negotiations relating to, or that would reasonably be expected to lead to, an acquisition proposal, with any third party that is reasonably likely to be considering or seeking to make, or has made since November 16, 2015, an acquisition proposal; (iii) make available to any third party that is reasonably likely to be considering or seeking to make, or has made since November 16, 2015, an acquisition proposal, any non-public information or data relating to, or that would reasonably be expected to lead to, an acquisition proposal; or (iv) enter into any contract relating to, or that would reasonably be expected to lead to, an acquisition proposal.

Changes of Recommendation (page [●])

Tesoro Restrictions on Changes of Recommendation

Subject to certain exceptions described below, the Tesoro board (and each committee thereof) may not:

•	fail to include in this joint proxy statement/prospectus its recommendation that Tesoro stockholders approve the Tesoro issuance proposal;

•	withhold or withdraw, or qualify or modify in a manner that is adverse to Western Refining, its recommendation that Tesoro stockholders approve the share issuance proposal, or its approval of the merger agreement or the merger, or publicly propose to do so;

•	make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or fail to recommend against acceptance of such tender or exchange offer by close of business on the earlier of the 10th business day after the commencement of such offer and the second business day prior to the Tesoro special meeting;

•	adopt, approve, recommend to its stockholders, endorse or otherwise declare advisable any acquisition proposal for Tesoro, or resolve, agree or publicly propose to do so, except as set forth below; or

•	except with respect to tender and exchange offers (discussed above), fail to publicly reaffirm its recommendation that Tesoro stockholders approve the Tesoro issuance proposal within three business days following receipt of a written notice from Western Refining requesting such reaffirmation delivered after the public announcement of an acquisition proposal for Tesoro (or if earlier, by the date that is two business days prior to the Tesoro special meeting).

The taking of any of the actions described in any of the five bullets above is referred to in this joint proxy statement/prospectus as an adverse Tesoro recommendation change.

Western Refining Restrictions on Changes of Recommendation

Similarly, and subject to certain exceptions described below, the Western Refining board (and each committee thereof) may not:

•	fail to include in this joint proxy statement/prospectus its recommendation that Western Refining stockholders approve the merger proposal;

•	withhold or withdraw, or qualify or modify in a manner that is adverse to Tesoro, Merger Sub 1 or Merger Sub 2 its recommendation that Western Refining stockholders approve the merger proposal, or its approval of the merger agreement or the merger, or publicly propose to do so;

•	make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or fail to recommend against acceptance of such tender or exchange offer by close of business on the earlier of the 10th business day after the commencement of such offer and the second business day prior to the Western Refining special meeting;

•	adopt, approve, recommend to its stockholders, endorse or otherwise declare advisable any acquisition proposal for Western Refining, or resolve, agree or publicly propose to do so, except as set forth below; or

•	except with respect to tender and exchange offers (discussed above), fail to publicly reaffirm its recommendation that Western Refining stockholders approve the merger proposal within three business days following receipt of a written notice from Tesoro requesting such reaffirmation delivered after the public announcement of an acquisition proposal for Western Refining (or if earlier, by the date that is two business days prior to the Western Refining special meeting).

The taking of any of the actions described in any of the five bullets above is referred to in this joint proxy statement/prospectus as an adverse Western Refining recommendation change.

Tesoro: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal

At any time prior to the time that the Tesoro issuance proposal has been approved by Tesoro stockholders, if Tesoro receives a bona fide acquisition proposal that did not result from a breach of the no-shop provisions of the merger agreement, Tesoro may make an adverse Tesoro recommendation change or terminate the merger agreement, pay the termination fee and enter into an alternative acquisition agreement with respect to an acquisition proposal if the Tesoro board:

•	determines in good faith (after consultation with outside counsel where required by the merger agreement) that failure to take such actions would be inconsistent with its fiduciary duties under Delaware law;

•	determines in good faith, after consultation with its outside counsel and financial advisor that such acquisition proposal constitutes a superior proposal; and

•	has complied with the match right obligations under the merger agreement, which are described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Tesoro: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal” beginning on page [●].

Tesoro: Permitted Changes of Recommendation in Connection with Intervening Events

At any time prior to the time that the Tesoro issuance proposal has been approved by Tesoro stockholders, if a Tesoro intervening event (as defined in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Tesoro: Permitted Changes of Recommendation in Connection with Intervening Events” beginning on page [●]) and in the merger agreement occurs and the board of directors of Tesoro determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an adverse Tesoro recommendation change in response to such Tesoro intervening event would be inconsistent with its fiduciary duties under Delaware law, the board of directors of Tesoro may make an adverse Tesoro recommendation change in response to such Tesoro intervening event if it has complied with the match right obligations under the merger agreement, which are described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Tesoro: Permitted Changes of Recommendation in Connection with Intervening Events” beginning on page [●].

Western Refining: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal

At any time prior to the time that the merger proposal has been approved by Western Refining stockholders, if Western Refining receives a bona fide acquisition proposal that did not result from a breach of the no-shop provisions of the merger agreement, Western Refining may make an adverse Western Refining recommendation change or terminate the merger agreement, pay the termination fee and enter into an alternative acquisition agreement with respect to an acquisition proposal if the Western Refining board:

•	determines in good faith (after consultation with outside counsel where required by the merger agreement) that failure to take such actions would be inconsistent with its fiduciary duties under Delaware law;

•	determines in good faith, after consultation with its outside counsel and financial advisor that such acquisition proposal constitutes a superior proposal; and

•	has complied with the match right obligations under the merger agreement, which are described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Western Refining: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal” beginning on page [●].

Western Refining: Permitted Changes of Recommendation in Connection with Intervening Events

At any time prior to the time that the merger proposal has been approved by Western Refining stockholders, if a Western Refining intervening event (as defined in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Western Refining: Permitted Changes of Recommendation in Connection with Intervening Events” beginning on page [●] and in the merger agreement) occurs and the board of directors of Western Refining determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an adverse Western Refining recommendation change in response to such Western Refining intervening event would be inconsistent with its fiduciary duties under Delaware law, the board of directors of Western Refining may make an adverse Western Refining recommendation change in response to such Western Refining intervening event if it has complied with the match right obligations under the merger agreement, which are described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Western Refining: Permitted Changes of Recommendation in Connection with Intervening Events” beginning on page [●].

Termination (page [●])

Termination Rights

Western Refining and Tesoro may terminate the merger agreement and abandon the merger at any time prior to the effective time of the first merger by mutual written consent of Western Refining and Tesoro.

The merger agreement may also be terminated by either Western Refining or Tesoro at any time prior to the effective time of the first merger in any of the following situations if the terminating party has not breached in any material respect its obligations under the merger agreement in any manner that has proximately contributed to the failure of a condition to the completion of the first merger or the failure of the completion of the first merger to occur:

•	the completion of the first merger does not occur by November 16, 2017, which is referred to as an end date termination event;

•	the Western Refining special meeting is held and the Western Refining stockholders do not approve the merger proposal at such meeting or at any permitted adjournment or postponement of such meeting, which is referred to as a Western Refining stockholder approval termination event;

•	the Tesoro special meeting is held and the Tesoro stockholders do not approve the Tesoro issuance proposal at such meeting or at any permitted adjournment or postponement of such meeting, which is referred to as a Tesoro stockholder approval termination event; or

any law or order permanently restraining, enjoining or otherwise prohibiting the completion of the merger becomes final and non-appealable.

In addition, the merger agreement may be terminated by Tesoro:

•

prior to the approval of the Tesoro issuance proposal by Tesoro stockholders, in order for Tesoro to enter into an alternative acquisition agreement providing for the consummation of a superior proposal in compliance with the procedures described in the second bullet in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Tesoro: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal” beginning on page [●], after having fully complied with the match right and other no-shop obligations under the merger agreement, provided that Tesoro pays the reverse termination fee prior to or concurrently with termination of the merger agreement;

•	prior to the effective time of the first merger, if an adverse Western Refining recommendation change has occurred; or

•	prior to the effective time of the first merger, if there is a breach of any representation, warranty, covenant or agreement made by Western Refining in the merger agreement, or any such representation and warranty or covenant becomes untrue after the date of the merger agreement, such that the condition to closing above relating to the accuracy of the representations and warranties of Western Refining or the condition to closing above relating to the covenants or agreements of Western Refining would not be satisfied, and such breach or condition is not curable, or, if curable, is not cured prior to the earlier of 30 days after written notice thereof is given by Tesoro to Western Refining and the fifth business day prior to November 16, 2017, which is referred to as the Western Refining breach termination event.

Further, the merger agreement may be terminated by Western Refining:

•	prior to the adoption of the merger agreement by Western Refining stockholders, in order for Western Refining to enter into an alternative acquisition agreement providing for the consummation of a superior proposal in compliance with the procedures described in the second bullet in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Western Refining: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal” beginning on page [●], after having fully complied with the match right and other no-shop obligations under the merger agreement, provided that Western Refining pays the termination fee prior to or concurrently with termination of the merger agreement;

•	prior to the effective time of the first merger, if an adverse Tesoro recommendation change has occurred; or

•	prior to the effective time of the first merger, if there is a breach of any representation, warranty, covenant or agreement made by Tesoro, Merger Sub 1 or Merger Sub 2 in the merger agreement, or any such representation and warranty or covenant becomes untrue after the date of the merger agreement, such that the condition to closing above relating to the accuracy of the representations and warranties of Tesoro, Merger Sub 1 and Merger Sub 2 or the condition to closing above relating to the covenants or agreements of Tesoro, Merger Sub 1 and Merger Sub 2 would not be satisfied, and such breach or condition is not curable, or, if curable, is not cured prior to the earlier of either 30 days after written notice thereof is given by Western Refining to Tesoro and the fifth business day prior to November 16, 2017, which is referred to as a Tesoro breach termination event.

Termination Fees (page [●])

Termination Fees Payable by Western Refining

The merger agreement requires Western Refining to pay Tesoro a termination fee of $120 million, which is referred to as the termination fee, if:

•	Tesoro terminates the merger agreement due to an adverse Western Refining recommendation change;

•	Tesoro terminates the merger agreement due to a Western Refining breach termination event following a willful and material breach by Western Refining or its representatives of Western Refining’s “no shop” obligations under the merger agreement as described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation” beginning on page [●], which is referred to as a Western Refining no-shop breach termination event;

•	Western Refining terminates the merger agreement to enter into an alternative acquisition agreement providing for the consummation of a superior proposal in accordance with the merger agreement; or

•	Tesoro or Western Refining terminates the merger agreement because there has been an end date termination event, a Western Refining stockholder approval termination event or a Western Refining breach termination event (other than a Western Refining no-shop breach termination event), an acquisition proposal with respect to Western Refining was publicly announced after November 16, 2016 and not unconditionally withdrawn before the Western Refining special meeting, and within 12 months following the date of such termination:

•	the Western Refining board recommends that Western Refining stockholders vote in favor of or tender into a Western Refining acquisition proposal (substituting “50%” for “15%” in the definition of acquisition proposal for these purposes);

•	Western Refining enters into an alternative acquisition agreement providing for a Western Refining acquisition proposal (substituting “50%” for “15%” in the definition of acquisition proposal for these purposes); or

•	a Western Refining acquisition proposal (substituting “50%” for “15%” in the definition of acquisition proposal for these purposes) is consummated.

Further, the merger agreement requires Western Refining to pay Tesoro $41.1 million if Tesoro or Western Refining terminates the merger agreement due to a Western Refining stockholder approval termination event (which payment will be credited against the payment of the termination fee if the termination fee subsequently becomes payable). In no event will Western Refining be required to pay the termination fee on more than one occasion.

Termination Fees Payable by Tesoro

The merger agreement requires Tesoro to pay Western Refining a termination fee of $240 million, which is referred to as the reverse termination fee, if:

•	Western Refining terminates the merger agreement due to an adverse Tesoro recommendation change;

•	Western Refining terminates the merger agreement due to a Tesoro breach termination event following a willful and material breach by Tesoro or its representatives of Tesoro’s “no shop” obligations under the merger agreement as described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation” beginning on page [●], which is referred to as a Tesoro no-shop breach termination event;

•	Tesoro terminates the merger agreement to enter into an alternative acquisition agreement providing for the consummation of a superior proposal in accordance with the merger agreement; or

•	Tesoro or Western Refining terminates the merger agreement because there has been an end date termination event, a Tesoro stockholder approval termination event or a Tesoro breach termination event (other than a Tesoro no-shop breach termination event), an acquisition proposal with respect to Tesoro was publicly announced after November 16, 2016 and not unconditionally withdrawn before the Tesoro special meeting, and within 12 months following the date of such termination:

•	the Tesoro board recommends that Tesoro stockholders vote in favor of or tender into a Tesoro acquisition proposal (as defined with respect to Tesoro above);

•	Tesoro enters into an alternative acquisition agreement providing for a Tesoro acquisition proposal (as defined with respect to Tesoro above); or

•	a Tesoro acquisition proposal (as defined with respect to Tesoro above) is consummated.

Further, the merger agreement requires Tesoro to pay Western Refining $41.1 million if Tesoro or Western Refining terminates the merger agreement due to a Tesoro stockholder approval termination event (which payment will be credited against the payment of the reverse termination fee if the reverse termination fee subsequently becomes payable).

In no event will Tesoro be required to pay the reverse termination fee on more than one occasion.

Regulatory Approvals (page [●])

The completion of the merger is subject to the receipt of antitrust clearance in the United States. Under the HSR Act, and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the Federal Trade Commission, which is referred to as the FTC, and the Department of Justice, which is referred to as the DOJ, and the applicable waiting period (or any extension thereof) has expired or been terminated.

On December 8, 2016, notification and report forms under the HSR Act were filed with the FTC and the DOJ, which is referred to as the initial filing, with respect to the proposed merger. The waiting period with respect to the notification and report forms filed under the HSR Act was originally scheduled to expire at 11:59 p.m. Eastern Time on January 9, 2017. Effective January 9, 2017, as permitted by the Merger Agreement, Tesoro voluntarily withdrew its HSR Act notification to provide the FTC and the DOJ an extension beyond the initial 30-day HSR Act waiting period to conduct its review. On January 11, 2017, Tesoro re-filed its HSR Act notification with the FTC and DOJ. The new waiting period under the HSR Act will expire at 11:59 p.m. on February 10, 2017, unless otherwise extended or terminated. See the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions—Reasonable Best Efforts” beginning on page [●].

Although Tesoro and Western Refining currently believe they should be able to obtain the expiration or termination of the waiting period applicable under the HSR Act in a timely manner, they cannot be certain when or if it will be obtained or, if obtained, whether such expiration or termination will require terms, conditions or restrictions not currently contemplated that will be detrimental to Tesoro or its subsidiaries or the surviving company after the completion of the merger. Tesoro and Western Refining have agreed to make certain efforts to obtain the expiration or termination of the waiting period applicable under the HSR Act except that Tesoro and Western Refining will not be required to take any action constituting a burdensome condition, as defined in the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions—Burdensome Condition” beginning on page [●]. See the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions” beginning on page [●].

No Dissenters’ Rights (page [●])

Because holders of shares of Western Refining common stock are not required to receive consideration other than the stock consideration in the merger, or cash in lieu of fractional shares, and shares of Tesoro common stock are listed on the NYSE, holders of shares of Western Refining common stock are not entitled to exercise dissenters’ rights under Delaware law in connection with the merger. See the section entitled “No Dissenters’ Rights” beginning on page [●].

Litigation and Regulatory Reviews / Investigations Related to the Merger (page [●])

As of February 1, 2017, Western Refining and the members of its board of directors have been named as defendants in five substantially similar purported stockholder class actions filed in the United States District Court for the Western District of Texas by Western Refining stockholders. The suits are captioned Srini Vasan v. Paul L. Foster, et al., No. 3:17-cv-00002 (filed January 4, 2017); Brian Miller v. Paul L. Foster, et al., No. 3:17-cv-00004 (filed January 5, 2017); Gene Love v. Paul L. Foster, et al., No. 3:17-cv-00008 (filed January 11, 2017); Joseph Shomberg v. Paul L. Foster, et al., No. 3:17-cv-00014 (filed January 12, 2017) and John Solak v. Paul L. Foster, et al., No. 3:17-cv-00020 (filed January 19, 2017). Although Tesoro, Tahoe Merger Sub 1, Inc., and Tahoe Merger Sub 2, LLC are included as defendants in the caption of three of the five complaints, the body of those complaints does not identify those entities as defendants, and the complaints do not appear to assert any claims against them. Tesoro, Tahoe Merger Sub 1, Inc., and Tahoe Merger Sub 2, LLC also have not been served in these actions. The suits challenge the adequacy of the disclosures to Western Refining stockholders made in the initial version of the joint proxy statement/prospectus filed on December 14, 2016 regarding the transaction, and the complaints assert claims under Section 14(a) and 20(a) of the Securities Exchange Act of 1934 against Western Refining and the members of its board of directors. Among other remedies, the plaintiffs seek to enjoin the merger until additional information relating to the transaction is disclosed.

Tesoro and Western Refining have each received a substantially identical letter, dated January 27, 2017, from the Office of the Attorney General of the State of Minnesota (referred to as the Minnesota AG) stating that the Office of the Minnesota AG intends to review the merger under the antitrust laws and requesting that Tesoro and Western Refining provide information regarding the potential competitive effects of the merger in Minnesota.  Tesoro and Western Refining are in the process of responding to these letters.

Material U.S. Federal Income Tax Consequences of the Merger (page [●])

For a detailed discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●]. The tax consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, please consult your tax advisor to determine the tax consequences to you from the merger.

Comparison of Stockholders’ Rights (page [●])

The rights of Western Refining stockholders who receive shares of Tesoro common stock in the merger will be governed by the Tesoro certificate of incorporation, the amended and restated bylaws of Tesoro Corporation, which are referred to as the Tesoro bylaws, and the corporate governance guidelines of Tesoro rather than by the certificate of incorporation of Western Refining, which is referred to as the Western Refining certificate of incorporation, the amended and restated bylaws of Western Refining, which are referred to as the Western Refining bylaws and the corporate governance guidelines of Western Refining. As a result, these Western Refining stockholders will have different rights once they become stockholders of Tesoro due to the differences in the governing documents of Western Refining and Tesoro. The key differences are described in the section entitled “Comparison of Stockholders’ Rights” beginning on page [●].

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TESORO

The following table presents selected historical consolidated financial data for Tesoro as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 and as of and for the nine months ended September 30, 2016 and 2015. The consolidated financial data for each of the years ended December 31, 2015, 2014 and 2013, and as of December 31, 2015 and 2014 have been derived from Tesoro’s selected financial data and audited consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is incorporated by reference herein in its entirety. The selected historical consolidated financial data of Tesoro for each of the years ended December 31, 2012 and 2011 and as of December 31, 2013, 2012 and 2011 have been derived from Tesoro’s selected financial data and audited consolidated financial statements for such years, which have not been incorporated by reference herein. The selected historical condensed consolidated financial data as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 have been derived from Tesoro’s unaudited condensed consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, which is incorporated by reference herein in its entirety. The selected historical condensed consolidated financial data as of September 30, 2015 have been derived from Tesoro’s unaudited condensed consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, which has not been incorporated by reference herein.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Tesoro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information” beginning on page [●].

	Year Ended December 31,					Nine Months Ended September 30,
	2015	2014	2013	2012	2011	2016	2015
	(In millions, except per share amounts)
Statements of Consolidated Operations Data:
Revenues	$28,711	$40,633	$37,601	$29,809	$27,182	$17,930	$22,438
Net Earnings from Continuing Operations	$1,694	$917	$434	$903	$593	$749	$1,611
Net Earnings Attributable to Tesoro Corporation	$1,540	$843	$412	$743	$546	$656	$1,486
Net Earnings per Share Attributable to Tesoro Corporation:
Basic	$12.50	$6.56	$3.05	$5.33	$3.86	$5.51	$11.95
Diluted	$12.36	$6.44	$3.00	$5.25	$3.81	$5.45	$11.82
Dividends per Share	$1.85	$1.10	$0.90	$0.27	$—	$1.55	$1.35

	As of December 31,					As of September 30,
	2015	2014	2013	2012	2011	2016	2015
	(In millions)
Consolidated Balance Sheet Data:
Total Current Assets	$4,307	$5,074	$5,262	$4,522	$4,120	$5,105	$4,658
Total Assets	$16,332	$16,491	$13,252	$10,538	$9,824	$18,005	$16,601
Total Debt, Net of Unamortized Issuance Costs	$4,073	$4,167	$2,756	$1,538	$1,662	$4,682	$3,797
Total Liabilities	$8,592	$9,515	$7,904	$5,965	$5,914	$9,810	$8,742
Tesoro Corporation Stockholders’ Equity	$5,213	$4,454	$4,302	$4,251	$3,668	$5,500	$5,370
Noncontrolling Interest	$2,527	$2,522	$1,183	$486	$310	$2,695	$2,489

Total Equity	$7,740	$6,976	$5,485	$4,737	$3,978	$8,195	$7,859

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF WESTERN REFINING

The following table presents selected historical consolidated financial data of Western Refining as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 and as of and for the nine months ended September 30, 2016 and 2015. The information presented includes the results of operations of Northern Tier Energy LP, which is referred to as NTI, beginning November 12, 2013, the date of Western Refining’s initial acquisition of NTI, and the financial results of MLP beginning October 16, 2013. The consolidated financial data for each of the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014 have been derived from Western Refining’s selected financial data included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2015 or from the audited consolidated financial statements and related notes contained in its Current Report on Form 8-K dated December 8, 2016 (and filed on December 9, 2016), which is incorporated by reference herein in its entirety. The selected historical consolidated financial data of Western Refining for each of the years ended December 31, 2012 and 2011 and as of December 31, 2013, 2012 and 2011 have been derived from Western Refining’s selected financial data included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is incorporated by reference herein in its entirety (except for Items 1, 7, 7A, and 8), or from the audited consolidated financial statements for such years, which have not been incorporated by reference herein. The selected historical consolidated financial data as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 have been derived from Western Refining’s unaudited condensed consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, which is incorporated by reference herein in its entirety. The selected historical consolidated financial data as of September 30, 2015 have been obtained from Western Refining’s unaudited condensed consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, which has not been incorporated by reference herein.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Western Refining’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Current Reports on Form 8-K dated December 8, 2016 (and filed on December 9, 2016) and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information” beginning on page [●].

	Year Ended December 31,					Nine Months Ended September 30,
	2015	2014	2013	2012	2011	2016	2015
	(In millions, except per share amounts)
Consolidated Statements of Operations Data:
Net Sales	$9,787	$15,154	$10,086	$9,503	$9,071	$5,628	$7,717
Net Income	$614	$710	$300	$399	$133	$187	$607
Net Income Attributable to Western Refining	$407	$560	$276	$399	$133	$135	$393
Net Earnings per Share Attributable to Western Refining:
Basic	$4.28	$6.17	$3.35	$4.42	$1.46	$1.37	$4.12
Diluted	$4.28	$5.61	$2.79	$3.71	$1.34	$1.37	$4.12
Dividends per Share	$1.36	$3.08	$0.64	$2.74	$—	$1.14	$0.98

	As of December 31,					As of September 30,
	2015	2014	2013	2012	2011	2016	2015
	(In millions)
Consolidated Balance Sheet Data:
Total Current Assets	$1,922	$1,768	$1,848	$1,292	$1,211	$1,820	$2,050
Total Assets	$5,833	$5,642	$5,475	$2,458	$2,537	$5,715	$5,882
Total Debt and Lease Financing Obligations	$1,704	$1,508	$1,374	$487	$774	$2,110	$1,596
Total Liabilities	$2,887	$2,854	$2,904	$1,549	$1,717	$3,448	$2,850
Western Refining Stockholders’ Equity	$1,299	$1,120	$894	$909	$820	$1,665	$1,318
Noncontrolling Interest	$1,647	$1,668	$1,677	$—	$—	$602	$1,714

Total Equity	$2,946	$2,788	$2,571	$909	$820	$2,267	$3,032

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following table presents selected unaudited pro forma condensed combined financial information about Tesoro’s consolidated statements of income and balance sheet, after giving effect to the merger of Western Refining and related transactions. The information under “Pro Forma Statement of Combined Operations Data” in the table below gives effect to the merger and related transactions as if they had been consummated on January 1, 2015, the beginning of the earliest period presented. The information under “Pro Forma Combined Balance Sheet Data” in the table below assumes the merger and related transactions had been consummated on September 30, 2016. This unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting with Tesoro considered the accounting acquirer of Western Refining. See the section entitled “The Merger—Accounting Treatment of the Merger” beginning on page [●].

As of the date of this joint proxy statement/prospectus, Tesoro has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the Western Refining assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform Western Refining’s accounting policies to Tesoro’s accounting policies. A final determination of the fair value of Western Refining’s assets and liabilities, including intangible assets with both indefinite or finite lives, will be based on the actual net tangible and intangible assets and liabilities of Western Refining that exist as of the closing date of the merger and, therefore, cannot be made prior to the completion of the merger. In addition, the value of the consideration to be paid by Tesoro upon the consummation of the merger will be determined based on the closing price of Tesoro’s common stock on the closing date of the merger. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial statements presented below. Tesoro estimated the fair value of Western Refining’s assets and liabilities based on discussions with Western Refining’s management, preliminary valuation studies, due diligence and information presented in Western Refining’s SEC filings. Until the merger is completed, both companies are limited in their ability to share certain information. Upon completion of the merger, a final determination of fair value of Western Refining’s assets and liabilities will be performed. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma balance sheet and/or statements of consolidated operations. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein.

The information presented below should be read in conjunction with the historical consolidated financial statements and related notes of Tesoro and Western Refining filed by each with the SEC, and incorporated by reference into this document, and with the unaudited pro forma condensed combined financial statements of Tesoro and Western Refining, including the related notes, appearing in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●]. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of results that actually would have occurred or that may occur in the future had the merger been completed on the dates indicated, or the future operating results or financial position of the combined company following the merger. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page [●].

	Year Ended	Nine Months Ended
(In millions, except per share amounts)	December 31, 2015	September 30, 2016
Pro Forma Statement of Combined Operations Data:
Revenues	$38,763	$23,749
Net Earnings from Continuing Operations	$2,212	$897
Net Earnings Attributable to Tesoro Corporation	$1,855	$742
Net Earnings per Share Attributable to Tesoro Corporation:
Basic	$11.19	$4.59
Diluted	$11.09	$4.55
Dividends per Share	$2.14	$1.82

As of
September 30, 2016
(In millions)
Pro Forma Combined Balance Sheet Data:
Total Current Assets	$6,783
Total Assets	$26,962
Debt, net of unamortized issuance costs	$7,157
Total Liabilities	$14,773
Tesoro Corporation Stockholders’ Equity	$8,889
Noncontrolling Interest	$3,300

Total Equity	$12,189

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE FINANCIAL INFORMATION

Presented below are Tesoro’s and Western Refining’s historical and pro forma per share data for the year ended December 31, 2015 and nine months ended September 30, 2016. Except for the historical information for the year ended December 31, 2015, the information provided in the table below is unaudited. This information should be read together with the historical consolidated financial statements and related notes of Tesoro and Western Refining filed by each with the SEC, and incorporated by reference in this joint proxy statement/prospectus, and with the unaudited pro forma condensed combined financial statements included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●].

The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

The historical book value per share is computed by dividing stockholders’ equity by the number of shares of common stock outstanding at the end of the period. The pro forma earnings per share of the combined company is computed by dividing the pro forma earnings by the pro forma weighted average number of shares outstanding. The pro forma book value per share of the combined company is computed by dividing total pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period. The pro forma book value per share of the combined company is computed as if the merger had been completed on September 30, 2016.

	Year Ended	Nine Months Ended
	December 31, 2015	September 30, 2016
Tesoro Historical Data:
Net earnings attributable to Tesoro Corporation (per basic share)	$12.50	$5.51
Net earnings attributable to Tesoro Corporation (per diluted share)	12.36	5.45
Cash dividends declared per share	1.85	1.55
Net book value per share	32.90	34.49

Western Refining Historical Data:
Net earnings attributable to Western Refining, Inc. (per basic share)	$4.28	$1.37
Net earnings attributable to Western Refining, Inc. (per diluted share)	4.28	1.37
Cash dividends declared per share	1.36	1.14
Net book value per share	12.64	15.36

Pro Forma Combined Data:
Net earnings attributable to combined company (per basic share)	$11.19	$4.59
Net earnings attributable to combined company (per diluted share)	11.09	4.55
Cash dividends declared per share	2.14	1.82
Net book value per share	N/A	44.03

Pro Forma Combined Equivalent Data(a):
Net earnings attributable to combined company (per basic share)	$4.87	$2.00
Net earnings attributable to combined company (per diluted share)	4.82	1.98
Cash dividends declared per share	0.93	0.79
Net book value per share	N/A	19.15

(a)	Determined using the pro forma combined per share data multiplied by 0.4350 (the exchange ratio of a Western Refining share for a Tesoro share).

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Tesoro Market Price and Dividend Information

Tesoro common stock is listed on the NYSE under the symbol “TSO.” The following table sets forth the high and low prices per share for Tesoro common stock for the periods indicated and the cash dividends per share declared with respect to Tesoro common stock in the periods indicated, in each case rounded to the nearest whole cent. Tesoro’s fiscal year ends on December 31.

	High ($)	Low ($)	Dividend ($)*

2014:
First Quarter	59.07	46.40	0.25
Second Quarter	62.89	47.03	0.25
Third Quarter	67.07	57.11	0.30
Fourth Quarter	79.49	55.59	0.30

2015:
First Quarter	94.83	64.16	0.425
Second Quarter	93.14	81.77	0.425
Third Quarter	110.74	83.75	0.50
Fourth Quarter	119.67	95.37	0.50

2016:
First Quarter	109.24	67.80	0.50
Second Quarter	87.85	70.78	0.50
Third Quarter	84.89	69.49	0.55
Fourth Quarter	93.06	78.32	0.55

2017:
First Quarter (through February 1, 2017)	91.37	79.10	0.55	**

(*)	This amount of the dividend shown in this column with respect to each fiscal quarter is the dividend that was declared in such quarter, which may be different from the dividend subsequently declared in respect of earnings for such fiscal quarter.

**	Declared February 3, 2017

You should obtain current market quotations for shares of Tesoro common stock, as the market price of Tesoro common stock will fluctuate between the date of this joint proxy statement/prospectus and the date on which the merger is completed, at times in between and thereafter. You can obtain these quotations from publicly available sources.

The declaration of dividends, whether before or after the merger, is at the discretion of Tesoro’s board of directors. Tesoro’s board of directors periodically reviews the Tesoro dividend policy based upon Tesoro’s financial results and cash flow projections. Decisions regarding whether or not to pay dividends and the amount of any dividends are determined after consideration of various factors, including earnings, cash requirements, the financial condition of Tesoro, the DGCL, limitations under Tesoro’s debt, the merger agreement, government regulations and other factors deemed relevant by Tesoro’s board of directors.

Under the merger agreement, Tesoro has agreed that, until the completion of the merger, it will not declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock, except for regular quarterly cash dividends to the holders of shares of Tesoro common stock in an amount not in excess of $0.55 per share per quarter.

Western Refining Market Price and Dividend Information

Western Refining common stock is listed on the NYSE under the symbol “WNR.” The following table sets forth the high and low prices per share for Western Refining common stock for the periods indicated and the regular cash dividends per share declared with respect to Western Refining common stock in the periods indicated, in each case rounded to the nearest whole cent. Western Refining’s fiscal year ends on December 31.

	High ($)	Low ($)	Dividend ($)**
2014:
First Quarter	43.00	35.58	0.26
Second Quarter	45.00	36.49	0.26
Third Quarter	48.36	37.61	0.26
Fourth Quarter*	46.89	35.29	0.30

2015:
First Quarter	51.31	31.83	0.30
Second Quarter	50.48	41.65	0.34
Third Quarter	50.71	38.02	0.34
Fourth Quarter	47.55	34.58	0.38

2016:
First Quarter	39.76	24.43	0.38
Second Quarter	29.45	18.14	0.38
Third Quarter	28.83	19.18	0.38
Fourth Quarter	40.09	26.04	0.38

2017:
First Quarter (through February 1, 2017)	39.49	34.25	0.38

*	On December 1, 2014, Western Refining paid a one-time special cash dividend of $2.00 per share of common stock, which is not reflected in this table.
**	This amount of the dividend shown in this column with respect to each fiscal quarter is the dividend that was declared in such quarter, which may be different from the dividend subsequently declared in respect of earnings for such fiscal quarter.

You should obtain current market quotations for shares of Western Refining common stock, as the market price of Western Refining common stock will fluctuate between the date of this joint proxy statement/prospectus and the date on which the merger is completed, at times in between and thereafter. You can obtain these quotations from publicly available sources.

The declaration of dividends is at the discretion of Western Refining’s board of directors. Western Refining’s board of directors periodically reviews the Western Refining dividend policy based upon Western Refining’s financial results and cash flow projections. Decisions regarding whether or not to pay dividends and the amount of any dividends are determined after consideration of various factors, including earnings, cash requirements, the financial condition of Western Refining, the DGCL, limitations under Western Refining’s debt, the merger agreement, government regulations and other factors deemed relevant by Western Refining’s board of directors.

Under the merger agreement, Western Refining has agreed that, until the completion of the merger, it will not declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock, except for regular quarterly cash dividends to the holders of shares of Western Refining common stock in an amount not in excess of $0.38 per share.

Comparison of Tesoro and Western Refining Market Prices and Implied Value of Share Value of the Stock Consideration

The following table sets forth the closing sale price per share of Tesoro common stock and Western Refining common stock as reported on the NYSE on November 16, 2016, the last trading day prior to the public announcement of the merger, and on February 1, 2017, the last practicable trading day before the filing of this joint proxy statement/prospectus with the SEC. The table also shows the estimated implied value of the stock consideration proposed for each share of Western Refining common stock as of the same two dates. This implied value was calculated by multiplying the closing price of a share of Tesoro common stock on the relevant date by the exchange ratio of 0.4350 of a share of Tesoro common stock for each share of Western Refining common stock. The value of the cash consideration will be $37.30 irrespective of the price per share of Tesoro common stock as of any date following the signing of the merger agreement on November 16, 2016.

	Tesoro Common Stock	Western Refining Common Stock	Implied Per Share Value of Stock Consideration
November 16, 2016	$85.74	$30.50	$37.30
February 1, 2017	$80.98	$35.01	$35.23

The market prices of Tesoro common stock and Western Refining common stock, have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate prior to, and in the case of Tesoro common stock, after, completion of the merger. No assurance can be given concerning the market prices of Tesoro common stock or Western Refining common stock before completion of the merger or of Tesoro common stock after completion of the merger. The exchange ratio is fixed in the merger agreement, but the market price of Tesoro common stock (and therefore the value of the stock consideration) when received by Western Refining stockholders after the merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, these comparisons may not provide meaningful information to Western Refining stockholders in determining whether to approve the merger proposal or whether to elect to receive cash consideration or stock consideration, or to Tesoro stockholders in determining whether to vote to approve the Tesoro issuance proposal. Tesoro and Western Refining stockholders are encouraged to obtain current market quotations for Tesoro common stock and Western Refining common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference herein. For more information, see the section entitled “Where You Can Find More Information” beginning on page [●].

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and the documents to which Western Refining and Tesoro refer you in this registration statement, of which this joint proxy statement/prospectus forms a part, as well as oral statements made or to be made by Western Refining and Tesoro, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, which are referred to as the safe harbor provisions. Words such as “may,” “will,” “could,” “would,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “guidance,” “continue,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements with respect to the businesses, strategies and plans of Western Refining and Tesoro, their expectations relating to the merger and their future financial condition and performance. Tesoro and Western Refining caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following:

•	the risk that the merger agreement may be terminated in accordance with its terms and that the merger may not be completed;

•	the possibility that Tesoro stockholders may not approve the issuance of shares of Tesoro common stock in connection with the merger;

•	the possibility that Western Refining stockholders may not adopt the merger agreement;

•	the risk that the parties may not be able to obtain the expiration or termination of the waiting period applicable under the HSR Act in a timely manner (or without the imposition of or request for accommodations by governmental entities, whether or not such accommodations individually or in the aggregate, constitute a burdensome condition, as defined in the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions—Burdensome Condition” beginning on page [●] and in the merger agreement) or satisfy any of the other conditions to the completion of the merger in a timely manner or at all;

•	the risk that the merger may not be accretive, and may be dilutive, to Tesoro’s earnings per share, which may negatively affect the market price of Tesoro shares;

•	the possibility that Tesoro and Western Refining will incur significant transaction and other costs in connection with the merger, which may be in excess of those anticipated by Tesoro or Western Refining;

•	the uncertainty surrounding the applicable tax rate;

•	the risk that Tesoro may fail to realize the benefits expected from the merger;

•	the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies;

•	the risk that the combined company may not buy back shares or may not buy back shares at the times and on the terms expected;

•	the risk that any announcements relating to, or the completion of, the merger could have adverse effects on the market price of Tesoro common stock;

•	the risk that the merger and its announcement and/or completion could have an adverse effect on the ability of Tesoro and Western Refining to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers; and

•	the risks to their operating results and businesses generally.

Such factors are difficult to predict and in many cases may be beyond the control of Tesoro and Western Refining. Tesoro’s and Western Refining’s forward-looking statements are based on assumptions that Tesoro and Western Refining, respectively, believe to be reasonable but that may not prove to be accurate. Consequently, all of the forward-looking statements Tesoro and Western Refining make in this document are qualified by the information contained or incorporated by reference herein, including the information contained under this heading and the information detailed in Tesoro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and Tesoro’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016, June 30, 2016 and September 30, 2016, and in Western Refining’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and Western Refining’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016, June 30, 2016 and September 30, 2016. See the section entitled “Where You Can Find More Information” beginning on page [●].

Tesoro and Western Refining undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which they become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

RISK FACTORS

In addition to the other information contained in or incorporated by reference herein, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [●], Western Refining stockholders should carefully consider the following risks before deciding how to vote with respect to the proposals to be considered and voted on at the Western Refining special meeting, and Tesoro stockholders should carefully consider the following risks before deciding how to vote with respect to the proposals to be considered and voted on at the Tesoro special meeting. Western Refining and Tesoro stockholders should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference herein, particularly the risk factors contained in Tesoro’s and Western Refining’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. See the section entitled “Where You Can Find More Information” beginning on page [●].

Risks Relating to the Merger

Because the market price of shares Tesoro common stock may fluctuate, Western Refining stockholders cannot be certain of the precise value of any stock consideration they may receive in the merger.

At the time the merger is completed, each issued and outstanding share of Western Refining common stock (except for excluded shares as defined in the section entitled “The Merger—Consideration to Western Refining Stockholders” beginning on page [●]) will be converted into the right to receive either the cash consideration of $37.30, if the Western Refining stockholder makes a cash election (subject to adjustment and proration), or the stock consideration of 0.4350 of a share of Tesoro common stock, if the Western Refining stockholder makes or is deemed to have made a stock election. The cash election is subject to the adjustment and proration procedures set forth in the merger agreement. The exchange ratio for the stock consideration is fixed, and there will be no adjustment to the stock consideration for changes in the market price of shares of Tesoro common stock or Western Refining common stock prior to the completion of the merger. If the merger is completed, there will be a time lapse between each of the date of this joint proxy statement/prospectus, the dates on which Western Refining stockholders vote to approve the Western Refining merger proposal at the Western Refining special meeting and Tesoro stockholders vote to approve the Tesoro issuance proposal at the Tesoro special meeting, and the date on which Western Refining stockholders entitled to receive the stock consideration actually receive such stock consideration. The market value of shares of Tesoro common stock may fluctuate during and after these periods as a result of a variety of factors, including general market and economic conditions, changes in Tesoro’s businesses, operations and prospects and regulatory considerations. Such factors are difficult to predict and in many cases may be beyond the control of Tesoro and Western Refining. Consequently, at the time Western Refining stockholders must decide whether to adopt the merger agreement, and make their elections to receive the cash consideration or stock consideration, they will not know the actual market value of any stock consideration they will receive when the merger is completed. The actual value of any stock consideration received by Western Refining stockholders at the completion of the merger will depend on the market value of the shares of Tesoro common stock at that time. This market value may differ, possibly materially, from the market value of shares of Tesoro common stock at the time the merger agreement was entered into or at any other time. Western Refining stockholders should obtain current stock quotations for shares of Tesoro common stock before voting their shares of Western Refining common stock. For additional information about the Western Refining per share merger consideration, see the section entitled “The Merger Agreement—Merger Consideration” beginning on page [●].

The value of the cash consideration and the stock consideration may differ considerably. Additionally, in the event the cash consideration is worth more than the stock consideration, Western Refining stockholders may not be able to realize the full excess of the value of the cash consideration over the stock consideration due to prorating.

Since the cash consideration is a fixed amount of $37.30 and the market value of the stock consideration will continuously change with the market price for Tesoro common stock, it is possible that, at the time of the

Tesoro special meeting, the election deadline, the effective time of the first merger and/or any other time, the cash consideration could be worth more, less or the same amount as the stock consideration. Further, because you will not be able to change your election after the election deadline (and because of the adjustment and proration procedures discussed below), you may receive per share merger consideration that is worth less than the other per share merger consideration you could have elected, even if the per share merger consideration you elected to receive is worth more at the election deadline than the per share merger consideration you actually receive. Additionally, since cash elections are subject to proration, in the event the cash consideration is worth more than the stock consideration, Western Refining stockholders may not be able to realize the excess of such difference even if they make a cash election with respect to all of their shares of Western Refining common stock.

The market price of shares of Tesoro common stock will continue to fluctuate after the merger.

Upon completion of the merger, holders of Western Refining common stock who receive stock consideration will become holders of shares of Tesoro common stock. The market price of shares of Tesoro common stock may fluctuate significantly following completion of the merger and holders of Western Refining common stock could lose some or all of the value of their investment in Tesoro common stock. In addition, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the Tesoro common stock, regardless of Tesoro’s actual operating performance.

Western Refining stockholders may receive a form of consideration different from what they elect.

Although each Western Refining stockholder may elect, for each share of Western Refining common stock he or she owns that is issued and outstanding as of immediately prior to the effective time of the first merger, to receive the cash consideration or the stock consideration in the first merger, the aggregate amount of cash consideration to be paid in the first merger is subject to the adjustment and proration procedures set forth in the merger agreement to ensure that the total number of shares of Western Refining stock converted into the right to receive the cash consideration in the first merger will not exceed 10,843,042 shares of Western Refining stock issued and outstanding immediately prior to the effective time less the number of excluded shares (as defined in the section entitled “The Merger—Consideration to Western Refining Stockholders” beginning on page [●] and in the merger agreement), which is referred to as the cash election number. As a result, if Western Refining stockholders make a cash election in respect of more than the cash election number of shares of Western Refining common stock, which is referred to as an oversubscription of the cash election, Western Refining stockholders who have elected cash consideration may instead receive stock consideration in respect of some or all of the shares of Western Refining common stock in respect of which they have made cash elections. In some cases, due to rounding, the pro rata portion may be zero, such that none of such shares of Western Refining common stock will be converted into the right to receive the cash consideration. This could result in, among other things, tax consequences that differ from those that would have resulted if such stockholders had received the form of consideration that they had elected. For a more detailed description of how the proration and adjustment procedures would work in the event that there is an oversubscription of the cash election, see the section entitled “The Merger Agreement—Merger Consideration” beginning on page [●].

After a Western Refining stockholder has made an election in respect of his or her shares of Western Refining common stock, he or she will not be able to sell those shares unless he or she revokes his or her election prior to the election deadline or the merger agreement is terminated.

To be effective, a form of election must be properly completed, signed and submitted to the exchange agent by 5:00 PM (Eastern Time) on the business day that is two trading days prior to the closing date for the first merger, or such other date and time as Tesoro may publicly announce with the consent of Western Refining. The closing date of the first merger will be publicly announced by Tesoro at least four business days prior to the anticipated closing date of the first merger. After a Western Refining stockholder has submitted a form of election, under the terms of the election, he or she will not be able to sell any Western Refining shares covered by his or her form of election, regardless of whether those Western Refining shares are held in certificated or book-entry form, unless he or she revokes his or her election before the deadline by written notice received by the exchange agent prior to the election deadline. While the parties have agreed to establish an election deadline that is a relatively short time before the anticipated completion date of the first merger, there can be no assurance that unforeseen circumstances will not cause the completion of the first merger to be delayed after the deadline has been established.

Western Refining stockholders will have a reduced ownership and voting interest in the combined company after the merger and will exercise less influence over management.

Currently, Western Refining stockholders have the right to vote in the election of the Western Refining board and the power to approve or reject any matters requiring stockholder approval under Delaware law and Western Refining’s certificate of incorporation and bylaws. Upon completion of the merger, each Western Refining stockholder who receives shares of Tesoro common stock in the merger will become a stockholder of Tesoro with a percentage ownership of Tesoro that is smaller than the Western Refining stockholder’s current percentage ownership of Western Refining. Based on the number of issued and outstanding shares of Tesoro common stock and shares of Western Refining common stock as of February 1, 2017 and on the exchange ratio of 0.4350, after the merger Western Refining stockholders are expected to become owners of between approximately 26.93% and approximately 29.02% of the outstanding shares of Tesoro common stock, depending on the number of Western Refining stockholders that make a cash election, and without giving effect to any shares of Tesoro common stock held by Western Refining stockholders prior to the completion of the merger. Even if all former Western Refining stockholders voted together on all matters presented to Tesoro stockholders from time to time, the former Western Refining stockholders would exercise significantly less influence over Tesoro after the completion of the merger relative to their influence over Western Refining prior to the completion of the merger, and thus would have a less significant impact on the approval or rejection of future Tesoro proposals submitted to a stockholder vote.

Shares of Tesoro common stock received by Western Refining stockholders as a result of the merger will have different rights from shares of Western Refining common stock.

Upon completion of the merger, Western Refining stockholders will no longer be stockholders of Western Refining, and Western Refining stockholders who receive stock consideration will become stockholders of Tesoro. There will be important differences between the current rights of Western Refining stockholders and the rights to which such stockholders will be entitled as stockholders of Tesoro. See the section entitled “Comparison of Stockholders’ Rights” beginning on page [●] for a discussion of the different rights associated with the shares of Tesoro common stock.

The market price of shares of Tesoro common stock may be affected by factors different from those that historically have affected shares of Western Refining common stock.

Upon completion of the merger, holders of Western Refining common stock who receive stock consideration will become holders of Tesoro common stock. The businesses of Tesoro differ from those of Western Refining in certain respects, and, accordingly, the financial position or results of operations and/or cash flows of Tesoro after the merger, as well as the market price of shares of Tesoro common stock, may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of Western Refining. Following the completion of the merger, Western Refining will be part of a larger company with other lines of business and a broader geographic footprint, so decisions affecting Western Refining may be made in respect of the larger combined business as a whole rather than the Western Refining businesses individually. For a discussion of the businesses of Tesoro and Western Refining and of some important factors to consider in connection with those businesses, see the section entitled “Information About the Companies” beginning on page [●], and the documents incorporated by reference in the section entitled “Where You Can Find More Information” beginning on page [●], including, in particular, in the sections entitled “Risk Factors” in each of Tesoro’s Annual Report on Form 10-K for the year ended December 31, 2015 and Western Refining’s Annual Report on Form 10-K for the year ended December 31, 2015.

The merger agreement limits Tesoro’s ability and Western Refining’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that may discourage a third party from submitting an acquisition proposal to Tesoro or Western Refining that might result in greater value to Tesoro’s or Western Refining’s respective stockholders than the merger, or may result in a potential acquirer of Tesoro, or a potential competing acquirer of Western Refining, proposing to pay a lower per share price to acquire Tesoro or Western Refining, respectively, than it might otherwise have proposed to pay. These provisions include a general prohibition on Tesoro and Western Refining from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the Tesoro board or the Western Refining board, entering into discussions with any third party regarding any acquisition proposal or offer for a competing transaction. Western Refining also has an unqualified obligation to submit the Western Refining merger proposal to a vote by its stockholders, even if Western Refining receives an alternative acquisition proposal that the Western Refining board believes is superior to the merger, and Tesoro has an unqualified obligation to submit the Tesoro issuance proposal to a vote by its stockholders, even if Tesoro receives an alternative acquisition proposal that the Tesoro board believes is superior to the merger, in each case unless Western Refining or Tesoro, as applicable, terminates the merger agreement in accordance with its terms prior to such time. See the section entitled “The Merger Agreement—Termination” beginning on page [●].

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions that must be fulfilled in order to complete the merger. Those conditions include, among others: the adoption of the merger agreement by Western Refining stockholders, the approval by Tesoro stockholders of the issuance of shares of Tesoro common stock in connection with the merger, the expiration or termination of the waiting period applicable to the merger under the HSR Act without the imposition of a burdensome condition (as defined in the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions” beginning on page [●] and in the merger agreement), the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), Tesoro’s and Western Refining’s performance of their respective obligations under the merger agreement in all material respects and Western Refining’s receipt of a written opinion of Davis Polk & Wardwell LLP (or another nationally recognized law firm selected by Western Refining) regarding certain U.S. federal income tax matters. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may be delayed or may not be completed.

In addition, if the merger is not completed by November 16, 2017, either Tesoro or Western Refining may choose not to proceed with the merger, and the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approval. In addition, Tesoro and Western Refining may elect to terminate the merger agreement in certain other circumstances. See the section entitled “The Merger Agreement—Termination” beginning on page [●].

Failure to complete the merger could negatively impact the price of shares of Tesoro common stock and the price of shares of Western Refining common stock, as well as Tesoro’s and Western Refining’s respective future businesses and financial results.

The merger agreement contains a number of conditions that must be satisfied or waived prior to the completion of the merger. There can be no assurance that all of the conditions to the merger will be so satisfied or waived. If the conditions to the merger are not satisfied or waived, Tesoro and Western Refining will be unable to complete the merger.

If the merger is not completed for any reason, including the failure to receive the required approvals of Tesoro’s and Western Refining’s respective stockholders, Tesoro’s and Western Refining’s respective businesses and financial results may be adversely affected as follows:

•	Tesoro and Western Refining may experience negative reactions from the financial markets, including negative impacts on the market price of shares of Tesoro common stock and Western Refining common stock;

•	the manner in which customers, vendors, business partners and other third parties perceive Tesoro and Western Refining may be negatively impacted, which in turn could affect Tesoro’s and Western Refining’s marketing operations or their ability to compete for new business or obtain renewals in the marketplace more broadly;

•	Tesoro and Western Refining may experience negative reactions from employees; and

•	Tesoro and Western Refining will have expended time and resources that could otherwise have been spent on Tesoro’s and Western Refining’s existing businesses and the pursuit of other opportunities that could have been beneficial to each company, and Tesoro’s and Western Refining’s ongoing business and financial results may be adversely affected.

In addition to the above risks, if the merger agreement is terminated and either party’s board seeks an alternative transaction, such party’s stockholders cannot be certain that such party will be able to find a party willing to engage in a transaction on more attractive terms than the merger. If the merger agreement is terminated under specified circumstances, either Tesoro or Western Refining may be required to pay the other party a termination fee, reverse termination fee or other termination-related payment. See the section entitled “The Merger Agreement—Termination” beginning on page [●] for a description of these circumstances.

Required regulatory approvals may not be received, may take longer than expected to be received or may impose conditions that are not presently anticipated or cannot be met. In addition, an adverse outcome of any antitrust or similar review undertaken by a governmental authority could prevent the merger from being completed or have an adverse effect on Tesoro following the merger.

Completion of the merger is conditioned upon the approval by the NYSE of the listing of the shares of Tesoro common stock to be issued in the merger upon official notice of issuance and the expiration or termination of the waiting period applicable to the merger under the HSR Act. Although each party has agreed to use its respective reasonable best efforts to obtain the requisite stock exchange and governmental approvals, there can be no assurance that these approvals will be obtained and that the other conditions to completing the merger will be satisfied. In addition, the governmental authorities from which the regulatory approvals are required may impose conditions on the completion of the merger or require changes to the terms of the merger or merger agreement. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying or impeding completion of the merger or of imposing additional costs or limitations on Tesoro following completion of the merger, any of which might have an adverse effect on Tesoro following completion of the merger.

Each party’s obligation to complete the merger is subject to the condition that the expiration or termination of the waiting period applicable to the merger under the HSR Act be obtained without the imposition of a burdensome condition, as defined in the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions” beginning on page [●] and in the merger agreement.

As further described in the section entitled “Litigation and Regulatory Reviews/Investigations Related to the Merger” beginning on page [●], Tesoro and Western Refining have each received a substantially identical letter, dated January 27, 2017, from the Minnesota AG stating that the Office of the Minnesota AG intends to review the merger under the antitrust laws and requesting that Tesoro and Western Refining provide information regarding the potential competitive effects of the merger in Minnesota. While the completion of such review, or of any other antitrust or similar review undertaken by a governmental authority (other than for the expiration or termination of the waiting period applicable to the merger pursuant to the HSR Act) is not a direct condition to the completion of the merger, one of the conditions to the closing of the merger is that there must not have been enacted, issued, promulgated, enforced or entered by a court or other governmental entity of competent jurisdiction any applicable law that is in effect and restrains, enjoins or otherwise prohibits completion of the merger or the other transactions contemplated by the merger agreement. In addition, it is possible that in connection with the review by the Office of the Minnesota AG, or any other antitrust or similar review undertaken by a governmental authority, the reviewing governmental authority imposes costs or limitations on Tesoro, any of which might have an adverse effect on Tesoro following the merger.

Tesoro and Western Refining will be subject to business uncertainties while the merger is pending, which could adversely affect their respective businesses.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Tesoro and Western Refining. These uncertainties may impair Tesoro’s and Western Refining’s ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers and others that deal with Tesoro and Western Refining to seek to change their existing business relationships with Tesoro and Western Refining, respectively. Employee retention at Western Refining may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their roles with Tesoro following the merger. In addition, the merger agreement restricts Tesoro and Western Refining from entering into certain corporate transactions and taking other specified actions without the consent of the other party, and generally requires Western Refining to continue its operations in the ordinary course, until completion of the merger. These restrictions may prevent Tesoro and Western Refining from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled “The Merger Agreement—Interim Operations of Western Refining and Tesoro Pending the Merger,” beginning on page [●], for a description of the restrictive covenants to which Tesoro and Western Refining are subject.

Directors and executive officers of Tesoro may have interests in the merger that are different from, or in addition to, the interests of Tesoro stockholders.

Tesoro’s executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of Tesoro stockholders generally. The members of the Tesoro board were aware of and considered these interests, among other matters, when they approved the merger agreement and recommended that Tesoro stockholders approve the Tesoro issuance proposal. These interests are described in more detail in the section entitled “The Merger—Interests of Tesoro Directors and Executive Officers in the Merger” beginning on page [●].

Directors and executive officers of Western Refining may have interests in the merger that are different from, or in addition to, the interests of Western Refining stockholders.

Directors and executive officers of Western Refining may have interests in the merger that are different from, or in addition to, the interests of Western Refining stockholders generally. These interests include, among others, the treatment of outstanding equity and equity-based awards pursuant to the merger agreement; potential severance and other benefits upon a qualifying termination in connection with the merger; Tesoro’s agreement to nominate Paul Foster and Jeff Stevens, each of whom currently serves as a director of Western Refining, for election as directors of Tesoro, with terms commencing upon the completion of the merger; and rights to ongoing indemnification and insurance coverage.

These interests are described in more detail in the section entitled “The Merger—Interests of Western Refining Directors and Executive Officers in the Merger” beginning on page [●].

The merger may not be accretive, and may be dilutive, to Tesoro’s earnings per share, which may negatively affect the market price of shares of Tesoro common stock.

Because shares of Tesoro common stock will be issued in the merger, it is possible that, although Tesoro currently expects the merger to be accretive to earnings per share, the merger may be dilutive to Tesoro earnings per share, which could negatively affect the market price of shares of Tesoro common stock.

In connection with the completion of the merger, based on the number of issued and outstanding shares of Western Refining common stock as of February 1, 2017 and the number of outstanding Western Refining equity awards currently estimated to be payable in Tesoro common stock following the merger, and depending on how many Western Refining stockholders make a cash election, Tesoro will issue up to approximately 47,781,800 shares of Tesoro common stock. The issuance of these new shares of Tesoro common stock could have the effect of depressing the market price of shares of Tesoro common stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Tesoro earnings per share could cause the price of shares of Tesoro common stock to decline or increase at a reduced rate.

Tesoro and Western Refining will incur significant transaction and merger-related costs in connection with the merger, which may be in excess of those anticipated by Tesoro or Western Refining.

Each of Tesoro and Western Refining has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, including the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger.

Tesoro and Western Refining expect to continue to incur a number of non-recurring costs associated with completing the merger, combining the operations of the two companies and achieving desired synergies. These fees and costs have been, and will continue to be, substantial. The substantial majority of non-recurring expenses will consist of transaction costs related to the merger and include, among others, employee retention costs, fees paid to financial, legal and accounting advisors, severance and benefit costs and filing fees.

Tesoro and Western Refining will also incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Tesoro and Western Refining will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the merger and the integration of the two companies’ businesses. Although Tesoro and Western Refining each expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Tesoro and Western Refining to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. See the risk factor entitled “The integration of Western Refining into Tesoro may not be as successful as anticipated” below.

The costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of Tesoro following the completion of the merger.

Many of these costs will be borne by Tesoro and/or Western Refining even if the merger is not completed.

Lawsuits have been filed against Western Refining and the members of its board of directors challenging the adequacy of the disclosures made in the initial version of the joint proxy statement/prospectus filed on December 14, 2016, and an adverse ruling in one or more of these lawsuits may prevent the merger from being completed.

As of February 1, 2017, Western Refining and the members of its board of directors have been named as defendants in five purported stockholder class actions filed in the United States District Court for the Western District of Texas by Western Refining stockholders challenging the adequacy of the disclosures to Western

Refining stockholders made in the initial version of the joint proxy statement/prospectus filed on December 14, 2016 regarding the transaction. Although Tesoro, Tahoe Merger Sub 1, Inc., and Tahoe Merger Sub 2, LLC are included as defendants in the caption of three of the five complaints, the body of those complaints does not identify those entities as defendants, and the complaints do not appear to assert any claims against them. None of the parties named as defendants in the case captions have been served with the complaint in any of these actions as of the date of this filing. Among other remedies, the plaintiffs seek to enjoin the merger until additional information relating to the transaction is disclosed. The actions also seek to recover costs and disbursements from the defendants, including attorneys’ fees and experts’ fees. The lawsuits are in a preliminary stage.

Additional lawsuits may be filed against Western Refining, Tesoro, Tahoe Merger Sub 1, Inc., Tahoe Merger Sub 2, LLC, and/or the board of directors of any such company in connection with the merger. See the section entitled “The Merger—Litigation and Regulatory Reviews / Investigations Related to the Merger” beginning on page [●] of this joint proxy statement/prospectus for more information about litigation related to the merger.

One of the conditions to the closing of the merger is that there must not have been enacted, issued, promulgated, enforced or entered by a court or other governmental entity of competent jurisdiction any applicable law that is in effect and restrains, enjoins or otherwise prohibits completion of the merger or the other transactions contemplated by the merger agreement. Therefore, if any of the plaintiffs in one or more of these actions or in any additional lawsuits that may be filed secures injunctive relief or other relief prohibiting, delaying or otherwise adversely affecting the defendants’ ability to complete the merger, then such injunctive or other relief may prevent the merger from becoming effective within the expected timeframe or at all.

The opinions of Tesoro’s and Western Refining’s respective financial advisors will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

Tesoro and Western Refining have received opinions from their respective financial advisors in connection with the signing of the merger agreement, but have not obtained updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Tesoro or Western Refining, general market and economic conditions and other factors that may be beyond the control of Tesoro or Western Refining, and on which Tesoro’s and Western Refining’s financial advisors’ opinions were based, may significantly alter the value of Tesoro or Western Refining or the prices of the shares of Tesoro common stock or of the shares of Western Refining common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. Because Tesoro and Western Refining do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the per share merger consideration from a financial point of view at the time the merger is completed. The Tesoro board’s recommendation that Tesoro stockholders vote “FOR” approval of the Tesoro issuance proposal and the other merger-related matters and the Western Refining board’s recommendation that Western Refining stockholders vote “FOR” adoption of the merger agreement and the other merger-related matters, however, is made as of the date of this joint proxy statement/prospectus. For a description of the opinions that Tesoro and Western Refining received from their respective financial advisors, please see the sections entitled “The Merger—Opinion of Goldman Sachs, Tesoro’s Financial Advisor” and “The Merger—Opinion of Barclays Capital, Western Refining’s Financial Advisor” beginning on pages [●] and [●], respectively. A copy of the opinion of Barclays, Western Refining’s financial advisor, is attached as Annex E to this joint proxy statement/prospectus, and a copy of the opinion of Goldman Sachs, Tesoro’s financial advisor, is attached as Annex F to this joint proxy statement/prospectus, and each is incorporated by reference herein in its entirety.

If the merger is completed, Tesoro will incur a substantial amount of debt.

In connection with the merger, Tesoro will incur approximately $2.15 billion of additional indebtedness in the aggregate to fund the cash consideration payable under the merger agreement, redeem or repay in full, as applicable, certain outstanding debt of Western Refining and certain of its subsidiaries and pay fees and expenses associated with the foregoing. In addition, following completion of the merger, TLLP will have approximately $3.77 billion aggregate principal amount of senior notes outstanding in addition to any amounts outstanding under its credit facilities, and MLP will have approximately $300 million aggregate principal amount of senior notes outstanding in addition to any amounts outstanding under its revolving credit facility. TLLP’s debt is non-recourse to Tesoro, except for Tesoro Logistics GP, LLC. MLP’s debt is non-recourse to Western Refining. Following the completion of the merger, the combined company will have a significant amount of outstanding indebtedness. The consolidated indebtedness of Tesoro as of September 30, 2016 was approximately $4.7 billion. Tesoro’s pro forma indebtedness as of September 30, 2016, after giving effect to the merger, would be approximately $7.6 billion. This level of indebtedness could have the effect, among other things, of reducing Tesoro’s flexibility to respond to changing business and economic conditions and increasing Tesoro’s interest expense. The increased levels of indebtedness following completion of the merger could also reduce funds available for Tesoro’s investments in capital expenditures, share repurchases, dividend payments and other activities and may create competitive disadvantages for Tesoro relative to competitors with lower debt levels.

In addition, in connection with executing Tesoro’s business strategies following the merger, Tesoro expects to continue to evaluate the possibility of acquiring additional assets and making further strategic investments, and Tesoro may elect to finance these endeavors by incurring additional indebtedness. Moreover, MLP’s notes will remain outstanding following the completion of the merger as described above. In the event that the rating of MLP’s notes are downgraded within 90 days of completion of the merger, a change of control may be triggered with respect to MLP’s notes, and Tesoro may seek to incur additional debt in order to make an offer to repurchase or redeem all such notes.

Tesoro’s ability to arrange any additional financing for the purposes described above or otherwise will depend on, among other factors, the company’s financial position and performance, as well as prevailing market conditions and other factors beyond Tesoro’s control. Tesoro cannot assure you that it will be able to obtain such financing on terms acceptable to Tesoro or at all.

The unaudited pro forma condensed combined financial information and unaudited forecasted financial information included in this joint proxy statement/prospectus is presented for illustrative purposes only and does not represent the actual financial position or results of operations of the combined company following the completion of the merger. Future results of Tesoro or Western Refining may differ, possibly materially, from the unaudited pro forma condensed combined financial information and unaudited forecasted financial information presented in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements and unaudited forecasted financial information contained in this joint proxy statement/prospectus is presented for illustrative purposes only, contains a variety of adjustments, assumptions and preliminary estimates and does not represent the actual financial position or results of operations of Tesoro and Western Refining prior to the merger or that of the combined company following the merger for several reasons. Specifically, the unaudited pro forma condensed combined financial statements do not reflect the effect of any potential divestitures that may occur prior to or subsequent to the completion of the merger, integration costs or Tesoro’s projected reduction of its debt to capitalization ratio following the completion of the merger. See the sections entitled “Unaudited Pro Forma Condensed Combined Financial Statements”, and “Notes To Pro Forma Financial Statements” beginning on pages [●] and [●], respectively. In addition, the merger and post-merger integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of transaction-related litigation or other claims. Unexpected delays in completing the merger or in connection with the post-merger integration process may significantly increase the related costs and expenses incurred by Tesoro. The actual financial positions and results of operations of Tesoro and Western Refining prior to the merger and that of the combined company following the merger may be different, possibly materially, from the unaudited pro forma condensed combined financial statements or forecasted financial information included in this joint proxy statement/prospectus. In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial statements and forecasted financial information included in this joint proxy statement/prospectus may not prove to be accurate and may be affected by other factors. Any significant changes in the market price of Tesoro common stock may cause a significant change in the purchase price used for Tesoro’s accounting purposes and the unaudited pro forma financial statements contained in this joint proxy statement/prospectus.

The effective tax rate that will apply to Tesoro is uncertain and may vary from expectations.

There can be no assurance that the merger will allow Tesoro to maintain any particular effective corporate tax rate. No assurances can be given as to what Tesoro’s effective tax rate will be after the completion of the merger because of, among other things, uncertainty regarding the tax policies of the jurisdictions where it operates. Tesoro’s actual effective tax rate may vary from its expectations and that variance may be material.

Changes in the rules governing U.S. federal income taxation may have an adverse effect on the combined company after the merger.

Policy positions taken by the new presidential administration in the United States may result in significant changes in the rules governing U.S. federal income taxation, including changes to the tax rates, the ability to take certain deductions and/or the ability to pass through income in certain circumstances. Any such changes may have an adverse effect on Tesoro’s or Western Refining’s business, financial condition and results of operations.

The integration of Western Refining into Tesoro may not be as successful as anticipated.

The merger involves numerous operational, strategic, financial, accounting, legal, tax and other risks; potential liabilities associated with the acquired businesses; and uncertainties related to design, operation and integration of Western Refining’s internal control over financial reporting. Difficulties in integrating Western Refining into Tesoro may result in Western Refining performing differently than expected, in operational challenges or in the failure to realize anticipated expense-related efficiencies. Tesoro’s and Western Refining’s existing businesses could also be negatively impacted by the merger. Potential difficulties that may be encountered in the integration process include, among other factors:

•	the inability to successfully integrate the businesses of Western Refining into Tesoro in a manner that permits Tesoro to achieve the full revenue and cost savings anticipated from the merger;

•	complexities associated with managing the larger, more complex, integrated business;

•	not realizing anticipated operating synergies;

•	integrating personnel from the two companies while maintaining focus on providing consistent, high-quality products;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the merger;

•	loss of key employees;

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the merger and integrating Western Refining’s operations into Tesoro; and

•	the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies.

Tesoro’s results may suffer if it does not effectively manage its expanded operations following the merger.

Following completion of the merger, Tesoro’s success will depend, in part, on its ability to manage its expansion, which poses numerous risks and uncertainties, including the need to integrate the operations and business of Western Refining into its existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with customers, vendors and business partners.

Even if Tesoro and Western Refining complete the merger, Tesoro may fail to realize all of the anticipated benefits of the proposed merger.

The success of the proposed merger will depend, in part, on Tesoro’s ability to realize the anticipated benefits and cost savings from combining Tesoro’s and Western Refining’s businesses, including the $350 to $425 million in annual pre-tax operational, commercial and corporate synergies that Tesoro believes the combined company will achieve within the first two years following the consummation of the merger. The anticipated benefits and cost savings of the proposed merger may not be realized fully or at all, or may take longer to realize than expected or could have other adverse effects that Tesoro does not currently foresee. Some of the assumptions that Tesoro has made, such as the achievement of operating synergies and the expansion in opportunities for logistics growth in crude oil production basins and regions, may not be realized. The integration process may, for each of Tesoro and Western Refining, result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. There could be potential unknown liabilities and unforeseen expenses associated with the merger that were not discovered in the course of performing due diligence.

The market price of shares of Tesoro common stock may decline in the future as a result of the sale of shares of Tesoro common stock held by former Western Refining stockholders or current Tesoro stockholders.

Based on the number of shares of Western Refining common stock outstanding as of February 1, 2017 and the number of outstanding Western Refining equity awards currently estimated to be payable in Tesoro common stock following the merger, Tesoro expects to issue up to approximately 47,781,800 shares of Tesoro common stock to Western Refining stockholders in the merger, depending on how many Western Refining stockholders make a cash election. Following their receipt of shares of Tesoro common stock as stock consideration in the merger, former Western Refining stockholders may seek to sell the shares of Tesoro common stock delivered to them. Other Tesoro stockholders may also seek to sell shares of Tesoro common stock held by them following, or in anticipation of, completion of the merger. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Tesoro common stock, may affect the market for, and the market price of, Tesoro common stock in an adverse manner.

The combined company will record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined company in the future.

The merger will be accounted for as an acquisition by Tesoro in accordance with accounting principles generally accepted in the United States. Under the acquisition method of accounting, the assets and liabilities of Western Refining and its subsidiaries will be recorded, as of completion, at their respective fair values and added to those of Tesoro. The reported financial condition and results of operations of Tesoro for periods after completion of the merger will reflect Western Refining balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Western Refining and its subsidiaries for periods prior to the merger. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●].

Under the acquisition method of accounting, the total purchase price will be allocated to Western Refining’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the merger. The excess of the purchase price over those fair values will be recorded as goodwill. Tesoro and Western Refining expect that the merger will result in the creation of goodwill based upon the application of the acquisition method of accounting. To the extent the value of goodwill or intangibles becomes impaired, the combined company may be required to incur material non-cash charges relating to such impairment. The combined company’s operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment.

Risks Relating to Tesoro’s Business.

You should read and consider risk factors specific to Tesoro’s businesses that will also affect the combined company after the completion of the merger. These risks are described in Part I, Item 1A of Tesoro’s Annual Report on Form 10-K for the year ended December 31, 2015, and in other documents that are incorporated by reference herein. See the section entitled “Where You Can Find More Information” beginning on page [●] for the location of information incorporated by reference in this joint proxy statement/prospectus.

Risks Relating to Western Refining’s Business.

You should read and consider risk factors specific to Western Refining’s businesses that will also affect the combined company after the completion of the merger. These risks are described in Part I, Item 1A of Western Refining’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and in other documents that are incorporated by reference herein. See the section entitled “Where You Can Find More Information” beginning on page [●] for the location of information incorporated by reference in this joint proxy statement/prospectus.

INFORMATION ABOUT THE COMPANIES

Tesoro Corporation

19100 Ridgewood Parkway

San Antonio, TX 78259

Phone: 210-626-6000

Tesoro, whose legal name is Tesoro Corporation, was incorporated in Delaware in 1968. Based in San Antonio, Texas, Tesoro is one of the largest independent petroleum refining, logistics and marketing companies in the United States. Tesoro’s subsidiaries, operating through three business segments, primarily transport crude oil and manufacture, transport and sell transportation fuels. Tesoro’s refining operating segment refines crude oil and other feedstocks into transportation fuels, such as gasoline and gasoline blendstocks, jet fuel and diesel fuel, as well as other products, including heavy fuel oils, liquefied petroleum gas and petroleum coke for sale in bulk markets to a wide variety of customers within Tesoro’s markets. Tesoro’s logistics operating segment, which is comprised of the assets and operations of TLLP, a publicly traded limited partnership, includes certain crude oil and natural gas gathering assets, natural gas and natural gas liquid processing assets, and crude oil and refined products terminalling, transportation and storage assets acquired from Tesoro and third parties. Tesoro’s marketing operating segment sells transportation fuels through branded and unbranded channels. The branded business sells transportation fuels using a unique brand portfolio with the ARCO®, Shell®, Exxon®, Mobil®, USA GasolineTM, RebelTM, ThriftyTM and Tesoro® brands across a network of over 2,400 retail stations. Tesoro owns 100% of the outstanding equity interests of Tesoro Logistics GP, LLC, the general partner of TLLP. Additionally, as of December 31, 2016, Tesoro owned approximately 33% of the outstanding common units of TLLP.

Western Refining

212 North Clark Drive

El Paso, Texas 79905

Phone: 915-775-3300

Western Refining, whose legal name is Western Refining, Inc., is an independent crude oil refiner and marketer of refined products incorporated in September 2005 under Delaware law with principal offices located in El Paso, Texas. Western Refining produces refined products at refineries in El Paso, Texas, near Gallup, New Mexico and in St. Paul Park, Minnesota. Western Refining sells refined products primarily in Arizona, Colorado, Minnesota, New Mexico, Wisconsin, West Texas, the Mid-Atlantic region and Mexico through bulk distribution terminals and wholesale marketing networks. Western Refining owns a significant limited partner interest in MLP, a publicly traded limited partnership. MLP owns and operates logistics assets consisting of pipeline and gathering, terminalling, storage and transportation assets as well as a wholesale business that operates primarily in the Southwest. MLP operates its logistics assets primarily for the benefit of Western Refining. Western Refining also sells refined products through two retail networks with a total of 545 company-operated and franchised retail sites in the United States. Western Refining owns 100% of the outstanding equity interests of Western Refining Logistics GP, LLC, the general partner of MLP. Additionally, as of December 31, 2016, Western Refining owned approximately 52.6% of the outstanding common units of MLP.

Tahoe Merger Sub 1, Inc.

c/o Tesoro Corporation

19100 Ridgewood Parkway

San Antonio, TX 78259

Phone: 210-626-6000

Merger Sub 1, whose legal name is Tahoe Merger Sub 1, Inc., is a direct, wholly owned subsidiary of Tesoro. Upon the completion of the merger, Merger Sub 1 will cease to exist. Merger Sub 1 was incorporated in Delaware on November 15, 2016 for the sole purpose of effecting the merger.

Tahoe Merger Sub 2, LLC

c/o Tesoro Corporation

19100 Ridgewood Parkway

San Antonio, TX 78259

Phone: 210-626-6000

Merger Sub 2, whose legal name is Tahoe Merger Sub 2, LLC, is a direct, wholly owned subsidiary of Tesoro. If a second merger election is made, upon the completion of the second merger, Merger Sub 2 will survive such second merger and continue to exist as a direct, wholly owned subsidiary of Tesoro. Merger Sub 2 was formed in Delaware on November 15, 2016 for the sole purpose of effecting the second merger (if a second merger election is made).

SPECIAL MEETING OF TESORO STOCKHOLDERS

Date, Time and Place

The Tesoro special meeting will be held on [●], at [●], Central Time, at 19100 Ridgewood Parkway, San Antonio, Texas 78259.

Purpose of the Tesoro Special Meeting

The purpose of the Tesoro special meeting is as follows:

•	to consider and vote on the Tesoro issuance proposal;

•	to consider and vote on the Tesoro certificate of incorporation amendment proposal; and

•	to consider and vote on the Tesoro adjournment proposal.

Tesoro will transact no other business at the Tesoro special meeting.

Recommendation of Tesoro’s Board of Directors

The Tesoro board recommends that Tesoro stockholders vote:

1. “FOR” the approval of the Tesoro issuance proposal;

2. “FOR” the approval of the Tesoro certificate of incorporation amendment proposal; and

3. “FOR” the approval of the Tesoro adjournment proposal.

See the section entitled “The Merger—Recommendation of Tesoro’s Board of Directors and Reasons for the Merger” beginning on page [●].

Record Date

Only holders of record of issued and outstanding shares of Tesoro common stock as of the close of business on February 10, 2017, the record date for the Tesoro special meeting, are entitled to notice of, and to vote at, the Tesoro special meeting or any adjournment or postponement of the Tesoro special meeting.

Quorum; Required Votes; Abstentions and Broker Non-Votes

A quorum of Tesoro stockholders is necessary to hold a valid meeting. A quorum will exist at the Tesoro special meeting with respect to each matter to be considered at the Tesoro special meeting if the holders of a majority of shares of Tesoro common stock outstanding on the record date are present in person or represented by proxy at the Tesoro special meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum, including abstentions and broker non-votes. A broker non-vote occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. If a quorum is not established with respect to a particular subject matter, the presiding person of the Tesoro special meeting has the power to adjourn or recess the Tesoro special meeting from time to time until a quorum is present with respect to that subject matter.

If you submit a properly executed proxy card, even if you do not vote for some or all of the proposals or vote to “abstain” in respect of some or all of the proposals, your shares of Tesoro common stock will be counted for purposes of calculating whether a quorum is present at the Tesoro special meeting with respect to each matter to be considered at the Tesoro special meeting. Executed but unvoted proxies will be voted in accordance with the recommendations of the Tesoro board. If additional votes must be solicited to approve the Tesoro issuance proposal, it is expected that the meeting will be adjourned to solicit additional proxies.

Approval of the Tesoro issuance proposal requires the affirmative vote of a majority of votes cast by Tesoro stockholders present in person or by proxy at the Tesoro special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

Approval of the Tesoro certificate of incorporation amendment proposal requires the affirmative vote of a majority of the shares of Tesoro common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the proposal.

Approval of the Tesoro adjournment proposal requires the affirmative vote of a majority of the shares of Tesoro common stock present in person or by proxy at the Tesoro special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

The matters to be voted on at the Tesoro special meeting are described in the section entitled “Tesoro Proposals” beginning on page [●].

Methods of Voting

Registered stockholders, whether holding shares directly as stockholders of record or beneficially in “street name,” may vote via the Internet by going to the web address provided on the enclosed proxy card and following the instructions for Internet voting; by telephone using the toll-free telephone number listed on the enclosed proxy card; or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Stockholders of record may vote in person by ballot at the Tesoro special meeting or by submitting their proxies:

•	via the Internet until [●] Central Time on [●], 2016;

•	by telephone until [●] Central Time on [●], 2016; or

•	by completing, signing and returning your proxy or voting instruction card before [●].

Stockholders of Tesoro who hold their shares in “street name” by a broker, nominee, fiduciary or other custodian should refer to the proxy card or other information forwarded by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

Voting in Person

Shares held directly in your name as stockholder of record may be voted in person at the Tesoro special meeting. If you choose to vote your shares in person at the Tesoro special meeting, please bring your enclosed proxy card and proof of identification. Even if you plan to attend the Tesoro special meeting, the Tesoro board recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Tesoro special meeting. Please note that if your shares are held in the Tesoro Corporation Thrift Plan, you may not vote in person at the Tesoro special meeting, instead you will need to submit your vote through one of the ways described above.

If you are a beneficial holder, you will receive separate voting instructions from your broker, bank or other nominee explaining how to vote your shares. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Tesoro special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner. You are encouraged to request a legal proxy from your broker, bank or other nominee promptly as the process can be lengthy.

Voting by Proxy

Whether you hold your shares directly as the stockholder of record or beneficially in “street name,” you may direct your vote by proxy without attending the Tesoro special meeting. You can vote by proxy via the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card.

Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Tesoro common stock, you may contact Innisfree, Tesoro’s proxy solicitor, at:

Shareholders may call toll-free at 1-888-750-5834.

Banks and brokers may call collect at 1-212-750-5833.

Revocability of Proxies

If you are a stockholder of record of Tesoro, whether you vote by telephone, Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again by telephone or the Internet at a later time;

•	give written notice before the meeting to the Tesoro Corporate Secretary stating that you are revoking your proxy; or

•	attend the Tesoro special meeting and vote your shares in person. Please note that your attendance at the meeting will not alone serve to revoke your proxy.

Proxy Solicitation Costs

The enclosed proxy card is being solicited on behalf of Tesoro’s board of directors. In addition to solicitation by mail, Tesoro’s directors, officers and employees may solicit proxies in person, by telephone or by electronic means. These persons will not be specifically compensated for doing this.

Tesoro has retained Innisfree to assist in the solicitation process. Tesoro will pay Innisfree a fee of approximately $20,000, as well as reasonable and documented out-of-pocket expenses. Tesoro also has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Tesoro will ask banks, brokers and other custodians, nominees and fiduciaries to forward the proxy solicitation materials to the beneficial owners of shares of Tesoro common stock held of record by such nominee holders. Tesoro will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

No Dissenters’ Rights

Under Delaware law, Tesoro stockholders are not entitled to appraisal rights in connection with the issuance of shares of Tesoro common stock as contemplated by the merger agreement.

Vote of Tesoro’s Directors and Executive Officers

As of February 1, 2017, Tesoro directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 800,970 shares of Tesoro common stock, or approximately 0.69% of the total outstanding shares of Tesoro common stock as of February 1, 2017.

Tesoro currently expects that all of its directors and executive officers will vote their shares “FOR” the Tesoro issuance proposal, “FOR” the Tesoro certificate of incorporation amendment proposal and “FOR” the Tesoro adjournment proposal.

Attending the Tesoro Special Meeting

You are entitled to attend the Tesoro special meeting only if you were a stockholder of record of Tesoro at the close of business on the record date or you held your shares of Tesoro beneficially in the name of a broker, bank or other nominee as of the record date, or you hold a valid proxy for the Tesoro special meeting.

If you were a stockholder of record of Tesoro at the close of business on the record date and wish to attend the Tesoro special meeting, please so indicate on the appropriate proxy card or as prompted by the Internet or telephone voting system. Your name will be verified against the list of stockholders of record prior to your being admitted to the Tesoro special meeting.

If a broker, bank or other nominee is the record owner of your shares of Tesoro common stock, you will need to have proof that you are the beneficial owner as of the record date to be admitted to the Tesoro special meeting. A recent statement or letter from your broker, bank or other nominee confirming your ownership as of the record date, or presentation of a valid proxy from a broker, bank or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present photo identification for admittance. If you do not provide photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the Tesoro special meeting.

Results of the Tesoro Special Meeting

The preliminary voting results will be announced at the Tesoro special meeting. In addition, within four business days following the Tesoro special meeting, Tesoro intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, Tesoro will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.

TESORO STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE TESORO ISSUANCE PROPOSAL AND THE OTHER MATTERS TO BE VOTED ON AT THE TESORO SPECIAL MEETING.

TESORO PROPOSALS

Tesoro Issuance Proposal

It is a condition to completion of the merger that Tesoro stockholders approve the issuance of shares of Tesoro common stock in the merger. In the merger, each Western Refining stockholder will receive, for each share of Western Refining common stock that is issued and outstanding as of immediately prior to the effective time of the first merger and that is exchanged for the stock consideration, 0.4350 of a share of Tesoro common stock.

Under NYSE rules, a company is required to obtain stockholder approval prior to the issuance of shares of common stock if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the merger is completed pursuant to the merger agreement, Tesoro expects to issue up to approximately 47,781,800 shares of Tesoro common stock in connection with the merger, depending upon the aggregate number of Western Refining stockholders who elect to receive the cash consideration and the number of shares of Western Refining common stock, Western Refining stock options, unvested Western Refining RSUs, Western Refining PUAs, and other Western Refining awards outstanding as of the effective time of the first merger. Accordingly, the aggregate number of shares of Tesoro common stock that Tesoro will issue in the merger will exceed 20% of the shares of Tesoro common stock outstanding before such issuance, and for this reason, Tesoro is seeking the approval of Tesoro stockholders for the issuance of shares of Tesoro common stock pursuant to the merger agreement. In the event the Tesoro issuance proposal is not approved by Tesoro stockholders, the merger cannot be completed.

In the event the Tesoro issuance proposal is approved by Tesoro stockholders, but the merger agreement is terminated (without the merger being completed) prior to the issuance of shares of Tesoro common stock pursuant to the merger agreement, Tesoro will not issue any shares of Tesoro common stock as a result of the approval of the Tesoro issuance proposal.

Approval of the Tesoro issuance proposal requires the affirmative vote of a majority of votes cast by stockholders present in person or by proxy at the Tesoro special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the votes.

The Tesoro board of directors recommends a vote “FOR” the Tesoro issuance proposal.

Tesoro Certificate of Incorporation Amendment Proposal

Tesoro’s certificate of incorporation provides that the total number of shares of common stock which Tesoro will have the authority to issue is 200 million. Tesoro is seeking to amend its certificate of incorporation following completion of the merger in order to increase the authorized number of shares of Tesoro common stock from 200 million shares to 300 million shares. The Tesoro certificate of incorporation amendment proposal is contingent upon completion of the merger, and if the merger is not completed, the Tesoro certificate of incorporation will not be amended as contemplated by the Tesoro certificate of incorporation amendment proposal.

Tesoro has a sufficient number of authorized but unissued shares under its current certificate of incorporation to complete the merger, and completion of the merger is not conditional upon approval of the Tesoro certificate of incorporation amendment proposal. However, completion of the merger will reduce the number of remaining authorized but unissued shares available to Tesoro in the future. Tesoro’s board of directors believes that the increased number of authorized shares of Tesoro common stock contemplated by the proposed amendment is important to the combined company in order that additional shares be available for issuance from time to time, without further action or authorization by the Tesoro stockholders (except as required by law or

NYSE rules), if needed for such corporate purposes as may be determined by the Tesoro board of directors. Such corporate purposes might include the acquisition of other businesses in exchange for shares of Tesoro common stock; facilitating broader ownership of Tesoro common stock by effecting stock splits or issuing a stock dividend; flexibility for possible future financings; and attracting and retaining valuable employees and directors by the issuance of additional stock-based awards. The Tesoro board of directors considers the authorization of additional shares advisable to ensure prompt availability of shares for issuance should the occasion arise. The additional 100 million shares authorized would be a part of the existing class of Tesoro common stock and, if issued, would have the same rights and privileges as the shares of Tesoro common stock presently issued and outstanding.

Approval of the Tesoro certificate of incorporation amendment proposal requires the affirmative vote of a majority of the shares of Tesoro common stock outstanding as of the record date and entitled to vote. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the proposal.

The Tesoro board of directors recommends a vote “FOR” the Tesoro certificate of incorporation amendment proposal.

Tesoro Adjournment Proposal

Tesoro stockholders are also being asked to approve a proposal to adjourn the Tesoro special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Tesoro issuance proposal if there are not sufficient votes at the time of the Tesoro special meeting to approve the Tesoro issuance proposal. If the Tesoro special meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their exercise.

Approval of the Tesoro adjournment proposal requires the affirmative vote of a majority of the shares of Tesoro common stock present in person or by proxy at the Tesoro special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the votes.

Approval of the Tesoro adjournment proposal is not required in order for the Tesoro special meeting to be adjourned. Under the Tesoro bylaws, if a quorum is not established with respect to a particular subject matter, the presiding person of the Tesoro special meeting has the power to adjourn or recess the Tesoro special meeting from time to time until a quorum is present with respect to that subject matter.

The Tesoro board of directors recommends a vote “FOR” the Tesoro adjournment proposal.

SPECIAL MEETING OF WESTERN REFINING STOCKHOLDERS

Date, Time and Place

The Western Refining special meeting will be held on [●], at [●], Mountain Time, at [●].

Purpose of the Western Refining Special Meeting

The purpose of the Western Refining special meeting is as follows:

•	to consider and vote on the merger proposal;

•	to consider and vote on the Western Refining adjournment proposal;

•	to consider and vote on the non-binding compensation advisory proposal; and

•	to consider and vote on the non-binding certificate of incorporation amendment proposal.

Western Refining will transact no other business at the Western Refining special meeting.

Recommendation of Western Refining’s Board of Directors

The Western Refining board recommends that Western Refining stockholders vote:

1. “FOR” the merger proposal;

2. “FOR” the Western Refining adjournment proposal;

3. “FOR” the non-binding compensation advisory proposal; and

4. “FOR” the non-binding certificate of incorporation amendment proposal.

See the section entitled “The Merger—Recommendation of Western Refining’s Board of Directors and Reasons for the Merger” beginning on page [●].

Record Date

Only holders of record of issued and outstanding shares of Western Refining common stock as of the close of business on February 10, 2017, the record date for the Western Refining special meeting, are entitled to notice of, and to vote at, the Western Refining special meeting or any adjournment or postponement of the Western Refining special meeting.

Quorum; Required Votes; Abstentions and Broker Non-Votes

A quorum of Western Refining stockholders is necessary to hold a valid meeting. A quorum will exist at the Western Refining special meeting with respect to the matters to be considered at the Western Refining special meeting if the holders of a majority of shares of Western Refining common stock issued and outstanding and entitled to vote on the record date are present in person or represented by proxy at the Western Refining special meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum, including abstentions and broker non-votes. A broker non-vote occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. If a quorum is not established with respect to a particular subject matter, the stockholders present may adjourn the meeting despite the absence of a quorum.

If you submit a properly executed proxy card, even if you do not vote for some or all of the proposals or vote to “abstain” in respect of some or all of the proposals, your shares of Western Refining common stock will be counted for purposes of calculating whether a quorum is present at the Western Refining special meeting with respect to the matters to be considered at the Western Refining special meeting. Executed but unvoted proxies will be voted in accordance with the recommendations of the Western Refining board.

Approval of the merger proposal requires the affirmative vote of a majority of the shares of Western Refining common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the proposal.

Approval of the Western Refining adjournment proposal requires the affirmative vote of a majority of the shares of Western Refining common stock present in person or by proxy at the Western Refining special meeting and entitled to vote on the proposal, regardless of whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

Approval of the non-binding compensation advisory proposal requires the affirmative vote of a majority of the shares of Western Refining common stock present in person or by proxy at the Western Refining special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

Approval of the non-binding certificate of incorporation amendment proposal requires the affirmative vote of a majority of the shares of Western Refining common stock present in person or by proxy at the Western Refining special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

The matters to be voted on at the Western Refining special meeting are described in the section entitled “Western Refining Proposals” beginning on page [●].

Methods of Voting

Western Refining stockholders, whether holding shares directly as stockholders of record or beneficially in “street name,” may vote via the Internet by going to the web address provided on the enclosed proxy card and following the instructions for Internet voting; by telephone using the toll-free telephone number listed on the enclosed proxy card; or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Western Refining stockholders of record may vote in person by ballot at the Western Refining special meeting or by submitting their proxies:

•	via the Internet until [●] Mountain Time on [●];

•	by telephone until [●] Mountain Time on [●]; or

•	by completing, signing and returning your proxy or voting instruction card via mail before [●].

Stockholders of Western Refining who hold their shares in “street name” by a broker, nominee, fiduciary or other custodian should refer to the proxy card, voting instruction form or other information forwarded by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

Voting in Person

Shares of Western Refining common stock held directly in your name as stockholder of record may be voted in person by ballot at the Western Refining special meeting. If you choose to vote your shares in person at the

Western Refining special meeting, please bring your enclosed proxy card and government issued proof of identification. Even if you plan to attend the Western Refining special meeting, the Western Refining board recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Western Refining special meeting.

If you are a beneficial holder, you will receive separate voting instructions from your broker, bank or other nominee explaining how to vote your shares. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Western Refining special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner. You are encouraged to request a legal proxy from your broker, bank or other nominee promptly as the process can be lengthy.

Voting by Proxy

Whether you hold your shares of Western Refining common stock directly as the stockholder of record or beneficially in “street name,” you may direct your vote by proxy without attending the Western Refining special meeting. You can vote by proxy via the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card.

Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Western Refining common stock, you may contact MacKenzie, Western Refining’s proxy solicitor, at:

105 Madison Avenue

New York, New York 10016

proxy@mackenziepartners.com

Call Collect: 1-212-929-5500

or

Toll-Free: 1-800-322-288

Revocability of Proxies

If you are a stockholder of record of Western Refining, whether you vote by telephone, Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again by telephone or the Internet at a later time;

•	give written notice before the meeting to the Western Refining Corporate Secretary at the above address stating that you are revoking your proxy; or

•	attend the Western Refining special meeting and vote your shares in person. Please note that your attendance at the meeting will not alone serve to revoke your proxy.

Proxy Solicitation Costs

The enclosed proxy card is being solicited on behalf of Western Refining’s board of directors. In addition to solicitation by mail, Western Refining’s directors, officers and employees may solicit proxies in person, by telephone or by electronic means. These persons will not be specifically compensated for doing this.

Western Refining has retained MacKenzie to assist in the solicitation process. Western Refining will pay MacKenzie a fee of approximately $50,000, as well as reasonable and documented out-of-pocket expenses. Western Refining also has agreed to indemnify MacKenzie against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Western Refining will ask banks, brokers and other custodians, nominees and fiduciaries to forward the proxy solicitation materials to the beneficial owners of shares of Western Refining common stock held of record by such nominee holders. Western Refining will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

No Dissenters’ Rights

Because holders of shares of Western Refining common stock are not required to receive consideration other than the stock consideration in the merger, or cash in lieu of fractional shares, and shares of Tesoro common stock are listed on the NYSE, holders of shares of Western Refining common stock are not entitled to exercise dissenters’ rights under Delaware law in connection with the merger.

Other Information

The matters to be considered at the Western Refining special meeting are of great importance to the stockholders of Western Refining. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Western Refining special meeting, please contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Telephone (Toll-Free): 1-800-322-2885

Telephone (Collect): 1-212-929-5500

Email: proxy@mackenziepartners.com

Vote of Western Refining’s Directors and Executive Officers

As of February 1, 2017, Western Refining directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 25,102,080 shares of Western Refining common stock, or approximately 23.1% of the total outstanding shares of Western Refining common stock as of February 1, 2017. Three of such persons, Paul L. Foster, Jeff A. Stevens and Scott D. Weaver, have each entered into separate voting agreements with Western Refining and Tesoro pursuant to which they have agreed, among other things, to vote all of the shares of Western Refining common stock beneficially owned by them (constituting approximately 22.5% of the issued and outstanding shares of Western Refining stock as of February 1, 2017) in favor of the adoption of the merger agreement, on the terms and subject to the conditions set forth in the voting agreements.

Western Refining currently expects that all of its directors and executive officers will vote their shares “FOR” the merger proposal, “FOR” the Western Refining adjournment proposal, “FOR” the Western Refining non-binding compensation advisory proposal and “FOR” the non-binding certificate of incorporation amendment proposal.

Attending the Western Refining Special Meeting

You are entitled to attend the Western Refining special meeting only if you were a stockholder of record of Western Refining at the close of business on the record date or you held your shares of Western Refining beneficially in the name of a broker, bank or other nominee as of the record date, or you hold a valid proxy for the Western Refining special meeting.

If you were a stockholder of record of Western Refining at the close of business on the record date and wish to attend the Western Refining special meeting, please so indicate on the appropriate proxy card or as prompted by the Internet or telephone voting system. Your name will be verified against the list of Western Refining stockholders of record prior to your being admitted to the Western Refining special meeting.

If a broker, bank or other nominee is the record owner of your shares of Western Refining common stock, you will need to have proof that you are the beneficial owner as of the record date to be admitted to the Western Refining special meeting. A recent statement or letter from your broker, bank or other nominee confirming your ownership as of the record date, or presentation of a valid proxy from a broker, bank or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present government issued photo identification for admittance. If you do not provide photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the Western Refining special meeting.

Results of the Western Refining Special Meeting

The preliminary voting results will be announced at the Western Refining special meeting. In addition, within four business days following the Western Refining special meeting, Western Refining intends to file the final voting results with the SEC on a Quarterly Report on Form 10-Q or Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, Western Refining will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.

WESTERN REFINING STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER PROPOSAL AND THE OTHER MATTERS TO BE VOTED ON AT THE WESTERN REFINING SPECIAL MEETING.

WESTERN REFINING PROPOSALS

Merger Proposal

It is a condition to completion of the merger that Western Refining stockholders adopt the merger agreement. In the merger, each Western Refining stockholder will receive, for each share of Western Refining common stock that is issued and outstanding as of immediately prior to the effective time of the merger, either the cash consideration of $37.30, if the Western Refining stockholder makes a cash election, or the stock consideration of 0.4350 of a share of Tesoro common stock, if the Western Refining stockholder makes or is deemed to have made a stock election. The cash election is subject to the adjustment and proration procedures set forth in the merger agreement, which are described in the section entitled “The Merger Agreement—Merger Consideration” beginning on page [●].

The approval by such stockholders of this proposal is required by Section 251 of the DGCL and is a condition to the completion of the merger.

Approval of the merger proposal requires the affirmative vote of a majority of the shares of Western Refining common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the proposal.

The Western Refining board of directors recommends a vote “FOR” the merger proposal.

Western Refining Adjournment Proposal

Western Refining stockholders are also being asked to approve a proposal to adjourn the Western Refining special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal if there are not sufficient votes at the time of the Western Refining special meeting to approve the merger proposal. If the Western Refining special meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their exercise.

Approval of the Western Refining adjournment proposal requires the affirmative vote of a majority of the shares of Western Refining common stock present in person or by proxy at the Western Refining special meeting and entitled to vote on the proposal, regardless of whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the votes.

The Western Refining board of directors recommends a vote “FOR” the Western Refining adjournment proposal.

Non-Binding Compensation Advisory Proposal

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, Western Refining is required to provide its stockholders the opportunity to vote to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to Western Refining’s named executive officers that is based on or otherwise relates to the merger, as described in the section entitled “The Merger—Interests of Western Refining Directors and Executive Officers in the Merger” beginning on page [●]. Accordingly, Western Refining stockholders are being provided the opportunity to cast an advisory vote on such payments.

As an advisory vote, this proposal is not binding upon Western Refining or the Western Refining board, and approval of this proposal is not a condition to completion of the merger. Because the merger-related executive compensation to be paid in connection with the merger is based on the terms of the merger agreement as well as the contractual arrangements with Western Refining’s named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, if the merger agreement is adopted (subject only to the contractual conditions applicable thereto). However, Western Refining seeks the support of its stockholders and believes that stockholder support is appropriate because Western Refining has a comprehensive executive compensation program designed to link the compensation of its executives with Western Refining’ performance and the interests of Western Refining stockholders. Accordingly, holders of Western Refining common stock are being asked to vote on the following resolution:

“RESOLVED, that the stockholders of Western Refining, Inc. approve, on an advisory, non-binding basis, certain compensation that may be paid or become payable to the named executive officers of Western Refining, Inc. that is based on or otherwise relates to the merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “Interests of Western Refining Directors and Officers in the Merger.”

Approval of the non-binding compensation advisory proposal requires the affirmative vote of a majority of the shares of Western Refining common stock present in person or by proxy at the Western Refining special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

The Western Refining board of directors recommends a vote “FOR” the non-binding compensation advisory proposal.

Non-Binding Certificate of Incorporation Amendment Proposal

Tesoro is asking its stockholders to approve, at the Tesoro special meeting, an amendment to the Tesoro certificate of incorporation to increase the number of authorized shares of Tesoro common stock from 200 million to 300 million. The amendment is contingent upon the completion of the merger. Following completion of the merger, Western Refining stockholders who receive the stock consideration will be receiving Tesoro common stock governed by the Tesoro certificate of incorporation. Accordingly, Western Refining stockholders are being provided the opportunity to cast an advisory vote on the amendment.

Completion of the merger will reduce the number of remaining authorized but unissued shares available to Tesoro in the future. Tesoro’s board of directors believes that the increased number of authorized shares of Tesoro common stock contemplated by the proposed amendment is important to the combined company in order that additional shares be available for issuance from time to time, without further action or authorization by the Tesoro stockholders (except as required by law or NYSE rules), if needed for such corporate purposes as may be determined by the Tesoro board of directors. Such corporate purposes might include the acquisition of other businesses in exchange for shares of Tesoro common stock; facilitating broader ownership of Tesoro common stock by effecting stock splits or issuing a stock dividend; flexibility for possible future financings; and attracting and retaining valuable employees and directors by the issuance of additional stock-based awards. The additional 100 million shares authorized would be a part of the existing class of Tesoro common stock and, if issued, would have the same rights and privileges as the shares of Tesoro common stock presently issued and outstanding.

As an advisory vote, this proposal is not binding upon Tesoro or the Tesoro board, and approval of this proposal is not a condition to completion of the merger. However, Western Refining seeks the support of Western Refining stockholders and believes that stockholder support is appropriate because many Western Refining stockholders will become Tesoro stockholders upon completion of the merger. Accordingly, holders of Western Refining common stock are being asked to vote on the non-binding certificate of incorporation amendment proposal.

Approval of the non-binding certificate of incorporation amendment proposal requires the affirmative vote of a majority of the shares of Western Refining common stock present in person or by proxy at the Western Refining special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

The Western Refining board of directors recommends a vote “FOR” the non-binding certificate of incorporation amendment proposal.

THE MERGER

This discussion of the merger is qualified in its entirety by reference to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and incorporated by reference herein in its entirety. You should read the entire merger agreement carefully as it is the legal document that governs the merger.

Transaction Structure

At the effective time of the first merger, Merger Sub 1 will merge with and into Western Refining. As a result of the merger, the separate corporate existence of Merger Sub 1 will cease, and Western Refining will continue as the surviving corporation and as a wholly owned subsidiary of Tesoro.

Immediately following the completion of the first merger, if a second merger election is made by either Tesoro or Western Refining, the surviving corporation will merge with and into Merger Sub 2 pursuant to the terms of the merger agreement. Tesoro or Western Refining may make such election prior to the completion of the first merger, based on the receipt of an opinion of Davis Polk & Wardwell LLP (or another nationally recognized law firm selected by Western Refining) indicating that doing so is necessary to enable the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. If the second merger occurs, the separate corporate existence of Western Refining will cease as a result, and Merger Sub 2 will continue as the surviving company.

Consideration to Western Refining Stockholders

As a result of the merger, each share of Western Refining common stock issued and outstanding immediately prior to the first merger will be converted into the right to receive either the stock consideration of 0.4350 of a share of Tesoro common stock or the cash consideration of $37.30 in cash at the election of the holder of each such share of Western Refining common stock. An election to receive the cash consideration is subject to the adjustment and proration procedures set forth in the merger agreement, which are described in the section entitled “The Merger Agreement—Merger Consideration” beginning on page [●]. Western Refining stockholders who make no election or an untimely election, or are otherwise deemed not to have submitted an effective form of election, will receive the stock consideration.

Shares held by Tesoro, Western Refining or any of their respective direct or indirect subsidiaries (including Merger Sub 1 and Merger Sub 2) as of the effective time, other than any shares of Western Refining common stock held on behalf of third parties, which are referred to as the excluded shares, will be cancelled and will cease to exist, and no cash, Tesoro stock or other consideration will be delivered in exchange therefor.

Western Refining stockholders who receive the stock consideration in respect of their shares of Western Refining common stock will not receive any fractional shares of Tesoro common stock in the merger. Instead, they will be entitled to receive, in lieu of such fractional shares, an amount in cash, without interest, equal to the product of the average of the closing prices per share of Tesoro common stock on the NYSE, as reported by The Wall Street Journal (or if not reported thereby, as reported in another authoritative source), for the five full trading days ending on the second business day immediately preceding the date on which the effective time occurs multiplied by the fraction of shares of Tesoro stock (after taking into account all of the shares of Western Refining held by such holder at the effective time and rounded to the nearest one thousandth) to which such holder would otherwise be entitled.

The precise consideration that a Western Refining stockholder will receive if he or she elects to receive the cash consideration will not be known at the time of the Western Refining special meeting or at the time that the election is made because it is dependent upon the aggregate number of shares of Western Refining common stock in respect of which elections to receive the cash consideration are made.

Neither Tesoro nor Western Refining is making any recommendation as to whether a Western Refining stockholder should elect to receive the cash consideration or the stock consideration. If you are a Western Refining stockholder, you must make your own decision with respect to this election and you should seek the advice of your own attorneys, financial advisors and/or accountants.

Background of the Merger

The boards of directors and senior management of each of Tesoro and Western Refining regularly review and assess their respective companies’ operations, performance, prospects and strategic directions, and evaluate the possibility of pursuing various strategic transactions and other strategic alternatives as part of their ongoing efforts to strengthen their respective businesses and enhance shareholder value. From time to time, the senior management of Tesoro and Western Refining have had conversations and communications with various investment banking firms regarding potential strategic transaction opportunities and other strategic alternatives. At various times, Tesoro’s evaluation of the potential acquisition landscape included Western Refining among others.

In connection with Tesoro’s ongoing efforts to strengthen its businesses and enhance shareholder value, the Tesoro board has, at various Tesoro board meetings over the past several years, periodically reviewed the strategic landscape in its industry and discussed with Tesoro management various potential strategic opportunities for Tesoro in such industry. From time to time such general review included an assessment of Western Refining, among other industry participants. In considering these potential strategic opportunities, Tesoro management and the Tesoro board generally took into account various factors including potential synergy opportunities, geographic fit and diversification, degree of integration in logistics and marketing, asset quality, and likelihood that such opportunity could be executed and be value enhancing for Tesoro shareholders, which are collectively referred to as Tesoro strategic factors. The Tesoro board determined it would continue to consider such potential opportunities, including the potential benefits and risks associated therewith.

At various Western Refining board meetings over the past several years, the Western Refining board discussed with Western Refining management its evaluation of various potential strategic opportunities for Western Refining. This analysis and discussion was part of Western Refining’s ongoing efforts to strengthen its businesses and enhance shareholder value. In considering these potential strategic opportunities, Western Refining management and the Western Refining board took into account various factors including potential synergy opportunities, potential forms of consideration, geographic fit and diversification, the strength of the potential counterparty’s management team, the degree of integration in logistics and marketing, asset quality and the likelihood that such opportunity could be executed and be value enhancing for Western Refining shareholders. At the conclusion of each such meeting, the Western Refining board determined it would continue to consider such potential opportunities, including the potential benefits and risks associated therewith.

On August 2, 2016, at a meeting of the Tesoro board, Tesoro management reviewed with the Tesoro board as part of its strategic review process the potential strategic acquisition of Western Refining, including recent acquisitions by Western Refining, the various segments of Western Refining’s business and Western Refining’s overall business strategy, which the Tesoro board and management believed to be complementary to Tesoro’s overall business strategy. At that Tesoro board meeting, the Tesoro board authorized Tesoro management to further explore a potential acquisition of Western Refining, including through a direct approach to Western Refining, based among other things on the Tesoro board’s assessment that an acquisition of Western Refining’s fully integrated marketing, refining and logistics business aligned with the Tesoro strategic factors.

During the week of September 5, 2016, Mr. Gregory J. Goff, the Chairman, President and Chief Executive Officer of Tesoro, telephoned Mr. Paul L. Foster, the Executive Chairman of Western Refining, to request a meeting.

On September 14, 2016, Messrs. Goff and Foster met for dinner. At that dinner, Mr. Goff described the possible benefits to both Tesoro and Western Refining stockholders as well as their respective customers of a strategic transaction involving Tesoro and Western Refining. No specific proposal was discussed. Mr. Foster advised Mr. Goff that he would discuss a potential strategic transaction involving Tesoro with the Western Refining board of directors and management and respond to Mr. Goff in due course. Mr. Goff also informed Mr. Foster that Tesoro was considering retaining Goldman Sachs as its financial advisor but that, due to Goldman Sachs’ prior engagements by Western Refining, including in connection with Western Refining’s acquisition of Northern Tier Energy LP in June 2016 and the public offering of 7,500,000 common units representing limited partner interests of MLP in September 2016, Western Refining’s consent was being requested for Goldman

Sachs to serve as Tesoro’s financial advisor in connection with these discussions. Mr. Foster advised Mr. Goff that he would discuss this request with the Western Refining board of directors. Mr. Foster also expressed an interest in maintaining an open dialogue with Mr. Goff regarding ways the two companies could collaborate in the future.

In September 2016, Tesoro retained Sullivan & Cromwell LLP, referred to as S&C, to serve as Tesoro’s legal counsel in connection with its consideration of a potential acquisition of Western Refining.

On September 21, 2016, Mr. Goff telephoned Mr. Foster to arrange a follow-up meeting to discuss further a potential strategic transaction involving Tesoro and Western Refining. Mr. Foster said he would respond to Mr. Goff after discussing with the Western Refining board of directors Tesoro’s interest in a strategic transaction.

On September 22, 2016, following the conclusion of a regularly scheduled meeting of the Western Refining board of directors, the Western Refining board of directors met in a directors-only session. At the meeting, Mr. Foster informed the Western Refining board of directors of Tesoro’s interest in exploring a possible strategic transaction with Western Refining. Mr. Foster and Mr. Jeff Stevens, the Chief Executive Officer of Western Refining, discussed with the Western Refining board of directors their preliminary analysis of the opportunities and considerations presented by a potential strategic transaction with Tesoro, including the similarity of the companies’ business models, the different geographic regions in which the companies operate and the possibility of potentially significant synergies from a strategic combination. At this meeting, the Western Refining board of directors also discussed retaining Barclays to serve as financial advisor to Western Refining in connection with its evaluation of a potential strategic transaction with Tesoro and other strategic alternatives because of the excellence of the Barclays bankers who cover the refining industry and mergers and acquisitions transactions generally. The Western Refining board of directors authorized Mr. Foster, Mr. Stevens and Mr. Scott Weaver, the Vice President and Assistant Treasurer and Assistant Secretary of Western Refining, to engage with Tesoro regarding a potential strategic transaction and preliminarily to engage Barclays (subject to their clearing conflicts in a manner acceptable to the Western Refining board of directors) to assist Western Refining in evaluating the merits of a potential strategic transaction with Tesoro and other strategic alternatives with the goal of maximizing shareholder value. The Western Refining board of directors also authorized Mr. Foster, Mr. Stevens and Mr. Weaver to provide Western Refining’s consent to Goldman Sachs being engaged by Tesoro to serve as Tesoro’s financial advisor.

On September 23, 2016, a call was held between Messrs. Foster and Goff during which Mr. Foster informed Mr. Goff that the board of Western Refining had held a board meeting and had authorized him to continue to engage in preliminary discussions with Tesoro. Messrs. Foster and Goff scheduled a follow-up meeting for September 30, 2016.

On September 30, 2016, Messrs. Foster, Stevens and Weaver met with Mr. Goff and Mr. Steven Sterin, the Chief Financial Officer of Tesoro. At the meeting, Messrs. Goff and Sterin presented a potential framework for a strategic transaction involving Tesoro and Western Refining. Messrs. Goff and Sterin indicated that while Tesoro expected to be able to pay a premium to acquire Western Refining, any specific premium to be offered would depend among other things on Tesoro’s financial and other due diligence but that based on other transactions similar in size and nature to an acquisition by Tesoro of Western Refining, a premium in the 20% range would not be uncommon. Messrs. Goff and Sterin also mentioned that Tesoro expected that the consideration could include a 20% cash component, with the remainder consisting of Tesoro common stock. Messrs. Foster, Stevens and Weaver informed Messrs. Goff and Sterin that they believed a transaction with a more significant stock component would be more attractive since it would give the Western Refining stockholders the opportunity to participate in the future growth and synergies expected to be realized by the combined company, as well as in any improvement in the oil refining market as a whole. The Tesoro and Western Refining executives agreed to continue discussing structures for a potential strategic transaction involving Tesoro and Western Refining and that Messrs. Sterin and Weaver would be the facilitators for such discussions. In addition, in order to facilitate the exchange of additional information between Tesoro and Western Refining, the executives agreed to instruct their management teams to negotiate a confidentiality agreement. At this same meeting, as previously authorized by the Western Refining board of directors, Messrs. Foster, Stevens and Weaver provided Western Refining’s consent to Goldman Sachs being engaged by Tesoro to serve as Tesoro’s financial advisor.

Later on September 30, 2016, Mr. Stevens spoke with Barclays regarding Western Refining’s possible engagement of Barclays to serve as its financial advisor to assist in evaluating the merits of a potential strategic transaction with Tesoro and other strategic alternatives. Following this discussion and after Barclays completed its internal potential conflicts assessment, Barclays began advising Western Refining on these matters. On November 11, 2016, Western Refining confirmed Barclays’ engagement as Western Refining’s exclusive financial advisor by executing an engagement letter.

Also on September 30, 2016, Tesoro informed Goldman Sachs of receipt of Western Refining’s consent for Tesoro’s possible engagement of Goldman Sachs to serve as its financial advisor to assist in evaluating the merits of a potential strategic transaction with Western Refining.

On October 3, 2016, Western Refining retained Davis Polk & Wardwell LLP, referred to as Davis Polk, to serve as Western Refining’s legal counsel in connection with its consideration of a potential strategic transaction with Tesoro and other strategic alternatives.

On October 4, 2016, Mr. Goff updated Ms. Susan Tomasky, the lead independent director on the Tesoro board, on the status of discussions with Western Refining and confirmed that he would provide an update to the full board on October 31, 2016, the date of the next regularly scheduled board meeting.

Between October 3, 2016 and October 10, 2016, S&C and Davis Polk negotiated a mutual confidentiality agreement on behalf of (and with the benefit of input from) their respective clients with customary mutual standstill provisions. Tesoro and Western Refining executed the confidentiality agreement on October 10, 2016 and began to exchange certain non-public information.

Also on October 10, 2016, Mr. Goff telephoned Mr. Stevens to set up a further meeting between senior management of Tesoro and Western Refining, which was scheduled for October 17, 2016. Following such call, on October 11, 2016, Mr. Goff sent a proposed meeting agenda to Western Refining.

On October 13, 2016, senior management of Western Refining and representatives of Barclays participated in a teleconference during which representatives of Barclays presented their preliminary analysis of a potential strategic transaction with Tesoro based on publicly available information. Representatives of Barclays discussed the potential benefits and risks of various combinations and amounts of stock and cash consideration to be received by Western Refining stockholders in a potential strategic transaction with Tesoro. Senior management of Western Refining and the representatives of Barclays discussed various public and private companies in the industry that could be potential counterparties for Western Refining in a strategic transaction, including integrated majors, independent refiners other than Tesoro, financial sponsors and other parties. Senior management of Western Refining and the representatives of Barclays considered, among other things, (1) the likely strategic objectives of potential counterparties, including the likelihood of engaging in a transaction, geographic focus, and growth initiatives, (2) the relative valuations of Western Refining and the potential counterparties, including the level of expected synergies and the anticipated benefits of the combined entity to Western Refining shareholders, (3) the premium that could be received by Western Refining shareholders, including the financial ability of the potential counterparties to pay such premium, (4) the form of consideration that potential counterparties might offer in a transaction with Western Refining and (5) the culture and management style of the potential counterparties. Among other things, the participants discussed how integrated majors were generally not focused on expanding U.S. refining exposure and other international integrated companies were focused on U.S. assets with a different strategic profile than Western Refining assets, as well as the view that the level of synergies with any integrated major or other international integrated company would likely not be greater than as would be expected from a transaction with Tesoro. In addition, independent refiners other than Tesoro may not have the interest in a transaction with Western Refining (as many are focused on alternative regions or other growth initiatives) and those that may be interested would likely lack sufficient scale, financial capability or synergies necessary to offer a greater value to Western Refining stockholders than would be expected from a transaction with Tesoro. Other parties would likely not have either the interest or the level of synergies giving rise to an attractive relative valuation as would be available in a strategic transaction with Tesoro. Senior management of Western Refining and the representatives of Barclays exchanged their initial views that it was unlikely that a transaction with any of those parties would be able to offer greater value to Western Refining stockholders than would be expected from a transaction with Tesoro.

On October 17, 2016, Messrs. Goff, Foster, Sterin and Weaver met with Mr. Stevens joining by teleconference. At the meeting, Messrs. Goff and Sterin delivered a presentation as to the potential merits of a strategic combination of Tesoro and Western Refining. At the meeting, Messrs. Foster and Stevens indicated to Messrs. Goff and Sterin their belief based on prior discussions with members of the Western Refining board of directors that a premium in excess of 20% would be necessary for the Western Refining board of directors to consider approving a strategic transaction with Tesoro. Messrs. Goff and Sterin indicated that, while they would convey that information to the Tesoro board, they believed that before any agreement could be reached as to a premium or price, the parties would need to continue discussions and exchange additional data regarding the proposed strategic transaction, including synergy analyses and certain unaudited forecasted financial information, as further detailed in the section entitled “The Merger—Unaudited Forecasted Financial Information” beginning on page [●], and conduct financial, legal and other due diligence.

From October 24, 2016 to November 9, 2016, Goldman Sachs and Barclays exchanged certain historical financial information and certain unaudited forecasted financial information in relation to the proposed strategic transaction involving Tesoro and Western Refining, as further summarized in the sections entitled “The Merger—Opinion of Goldman Sachs, Tesoro’s Financial Advisor” and “The Merger—Opinion of Barclays Capital, Western Refining’s Financial Advisor,” beginning on pages [●] and [●].

On October 27, 2016, Messrs. Goff and Stevens met. At the meeting, Messrs. Goff and Stevens discussed certain potential synergies that might result from the proposed strategic transaction involving Tesoro and Western Refining.

On October 31, 2016, the Tesoro board held a board meeting, with representatives from S&C and Goldman Sachs and members of Tesoro management also in attendance. At the meeting, Tesoro management updated the Tesoro board regarding discussions with Western Refining and Tesoro’s ongoing evaluation of a strategic transaction involving Tesoro and Western Refining. Based on their ongoing analysis as of such date, Tesoro management also provided the board with an overview of certain potential benefits and risks that may arise in connection with an acquisition of Western Refining. Additionally, Goldman Sachs provided a draft disclosure letter regarding certain of its relationships with Tesoro, TLLP, Western Refining and MLP. The Tesoro board discussed with Tesoro’s legal counsel relationships of Goldman Sachs. The Tesoro board, in determining to engage Goldman Sachs, considered various factors, including Goldman Sachs’ financial advisory experience in the refining sector. Following such discussion and determination by the Tesoro board, Goldman Sachs presented to the Tesoro board a preliminary financial analysis of a potential acquisition by Tesoro of Western Refining under certain scenarios, based on publicly available information. Goldman Sachs, the Tesoro board and members of Tesoro management also discussed whether announcing a strategic transaction involving Western Refining would potentially result in a third party making an offer to acquire Tesoro, Western Refining or both of Tesoro and Western Refining, following which the Tesoro board and Tesoro management discussed with S&C provisions of the merger agreement (such as the provisions relating to non-solicitation, acquisition proposals, change of board recommendation and related match rights and termination fees) that they believed would provide for an appropriate level of deal certainty while maintaining the flexibility of each of Tesoro and Western Refining to consider and respond to acquisition proposals and intervening events. Tesoro management also presented to the Tesoro board proposed options regarding forms of consideration, transaction structure and other key transaction terms, including whether Tesoro wished to offer any seats on Tesoro’s board of directors to Western Refining post-merger, and solicited feedback from the Tesoro board of directors regarding such proposals. S&C also reviewed with the Tesoro board its fiduciary duties in connection with the potential transaction with Western Refining. The Tesoro board confirmed their support for continuing discussions with

Western Refining and provided feedback to Goldman Sachs, S&C and Tesoro management regarding, among other matters, board representation, per share merger consideration and transaction structure.

On November 2, 2016, Messrs. Goff, Foster, Stevens, Sterin and Weaver met to discuss the proposed strategic transaction involving Tesoro and Western Refining, including the potential synergies that could result from a potential transaction. At the meeting, Messrs. Goff and Sterin proposed an approximately 25% premium to Western Refining’s share price, with a consideration mix of 90% Tesoro stock and 10% cash. Under Tesoro’s proposal, Western Refining stockholders would be entitled to elect to receive stock consideration or cash consideration for each share of Western Refining common stock held, subject to a cap of 10% on the number of shares of Western Refining common stock in respect of which Western Refining stockholders could elect to receive cash consideration. In addition, they proposed that Western Refining would be entitled to appoint one person to the Tesoro board of directors, and one person to the board of directors of TLLP, Tesoro’s master limited partnership. Mr. Foster advised Mr. Goff that he would convey this proposal to the Western Refining board and respond after discussing with Western Refining’s board. On the same day, S&C delivered to Davis Polk an initial draft of the merger agreement.

From November 2, 2016 until the execution of the merger agreement on November 16, 2016, the parties and their respective legal and financial advisors exchanged numerous drafts of, and engaged in numerous discussions and negotiations concerning the terms of, the merger agreement (and related disclosure schedules and exhibits). Significant areas of discussion and negotiation included the amount and form of the merger consideration, the scope and degree of reciprocity of the representations, warranties and covenants, including the interim operating restrictions and the “no shop” provisions, the tax opinion-related closing condition, provisions relating to the regulatory approval process and associated conditions to closing of the transaction and the circumstances in which either party would be permitted to terminate the agreement and the termination-related fees payable in connection therewith. Documentary and other due diligence by both parties also continued in parallel with the negotiation of the transaction documentation.

On November 4, 2016, the Western Refining board of directors held a special telephonic meeting. At the invitation of the Western Refining board of directors, members of senior management and representatives of Barclays and Davis Polk were present. During the meeting, Mr. Foster summarized communications he, Messrs. Stevens and Weaver had with Messrs. Goff and Sterin to date. Representatives of Barclays reviewed with the Western Refining board of directors Barclays’ preliminary analysis of the proposed strategic transaction involving Tesoro and various alternative transactions with other potential counterparties that might be interested in pursuing a strategic transaction involving Western Refining, including integrated majors, independent refiners other than Tesoro, financial sponsors and other parties. Senior management of Western Refining and the representatives of Barclays considered, among other things, (1) the likely strategic objectives of potential counterparties, including the likelihood of engaging in a transaction, geographic focus, and growth initiatives, (2) the relative valuations of Western Refining and the potential counterparties, including the level of expected synergies and the anticipated benefits of the combined entity to Western Refining shareholders, (3) the premium that could be received by Western Refining shareholders, including the financial ability of the potential counterparties to pay such premium, (4) the form of consideration that potential counterparties might offer in a transaction with Western Refining and (5) the culture and management style of the potential counterparties. Among other things, the participants reiterated how integrated majors were generally not focused on expanding U.S. refining exposure and other international integrated companies were focused on U.S. assets with a different strategic profile than Western Refining assets, as well as the view that the level of synergies with any integrated major or other international integrated company would likely not be greater than as would be expected from a transaction with Tesoro. In addition, independent refiners other than Tesoro may not have the interest in a transaction with Western Refining (as many are focused on alternative regions or other growth initiatives) and those that may be interested would likely lack sufficient scale, financial capability or synergies necessary to offer a greater value to the Western Refining stockholders, as compared to than would be expected from a transaction with Tesoro. Other parties would likely not have either the interest or the level of synergies as would be available in a strategic transaction with Tesoro. The Western Refining board of directors discussed the strong strategic rationale for a transaction with Tesoro, including the projected synergies, management team and significant stock component of the consideration, which would afford the Western Refining stockholders the opportunity to participate in the future growth of the combined company and the realization of the projected synergies, as well as any improvement in the oil refining market as a whole. A representative from Davis Polk reviewed with the Western Refining board of directors its fiduciary duties. After the discussion, the Western Refining board of directors determined to continue pursuing a strategic transaction only with Tesoro in light of the unique value proposition that this primarily stock transaction presented and Tesoro’s strong desire to move quickly. The Western Refining board of directors authorized Mr. Foster to respond to Mr. Goff by proposing a 27.5% premium and proposed that, in lieu of Tesoro’s proposal on board representation, that Western Refining be permitted to appoint two directors to Tesoro’s board.

Later on November 4, 2016, Mr. Foster telephoned Mr. Goff to propose a 27.5% premium and that Western Refining be permitted to designate two directors to the Tesoro board.

Later on November 4, 2016, based on prior discussions with the Tesoro board of directors and Tesoro’s advisors, Mr. Goff indicated to Mr. Foster that he expected that Mr. Foster’s proposed 27.5% premium would be agreeable, subject to final Tesoro board approval. Mr. Goff initially proposed calculating the premium based on the closing price for shares of Tesoro’s and Western Refining’s common stock on November 4, 2016, which would have resulted in an exchange ratio of approximately 0.4271 of a share of Tesoro common stock for each share of Western Refining common stock. Following further negotiation, on November 7, 2016, Messrs. Goff and Foster agreed to propose to their respective boards of directors an exchange ratio of 0.4350 of a share of Tesoro common stock for each share of Western Refining common stock, representing an approximately 27.5% premium to the Western Refining share price based on the volume weighted average price of shares of Tesoro and Western Refining for the 30-trading day period ending November 4, 2016.

On November 7, 2016, Davis Polk delivered to S&C an issues list setting out the material open issues in the initial draft merger agreement and also called S&C to convey additional information regarding material open issues. The material open issues included (i) the “no-shop” restrictions on soliciting alternative transaction proposals and negotiating with third parties regarding alternative transactions (and whether those restrictions should also apply to Tesoro), (ii) the size of the termination fee(s) payable by Western Refining and Tesoro and the circumstances in which they would become payable, (iii) the undertakings required of the parties to obtain governmental approvals for the transaction, (iv) the scope of Western Refining’s obligation to provide certain financial information and assistance and cooperation in connection with Tesoro’s financing activities, (v) the tax opinion-related closing condition and (vi) the application of the term “material adverse effect” in the merger agreement, including in connection with closing conditions.

Also on November 7, 2016, S&C delivered to Davis Polk a draft form of voting and support agreement that Tesoro proposed be executed by each of Messrs. Foster, Stevens and Weaver and by Franklin Mountain Investments LP, a controlled affiliate of Mr. Foster.

On November 8, 2016, the senior management teams of Tesoro and Western Refining held a series of meetings during which the parties shared additional non-public information regarding their respective businesses, including information regarding their respective operations, organizational structures, IT systems and legal due diligence matters. Also on November 8, 2016, a representative of Barclays provided Western Refining with a presentation on its existing relationships with Western Refining, MLP, Tesoro and TLLP and delivered to Western Refining a copy of the engagement letter, signed by Barclays and dated as of November 8, 2016, for Western Refining’s final review.

On November 9, 2016, Davis Polk delivered to S&C a revised draft of the merger agreement.

On November 10, 2016, a meeting of the Tesoro board was held, with members of Tesoro management and representatives of Goldman Sachs and S&C in attendance. Tesoro management provided the Tesoro board of directors with an update on the status of the potential transaction with Western Refining, including the status of due diligence and material open issues in the transaction documentation. Using publicly available information and certain forecasted financial information received from Western Refining, as modified by Tesoro management, Goldman Sachs also provided an updated preliminary financial analysis of the potential acquisition of Western Refining. Goldman Sachs, the Tesoro board and members of Tesoro management also again discussed whether announcing a strategic transaction involving Western Refining on the terms then under discussion would potentially result in a third party making an offer to acquire Tesoro, Western Refining or both of Tesoro and Western Refining. Tesoro management also provided the Tesoro board of directors with an updated overview of certain potential benefits and risks that may arise in connection with an acquisition of Western Refining. S&C also provided the Tesoro board of directors with an oral and written summary of the then-current draft of the merger agreement and discussed with the Tesoro board the material open merger agreement issues, including regulatory cooperation, Western Refining’s proposed application of the no shop provisions of the merger agreement to Tesoro in certain circumstances and proposed termination rights and termination fees and the conditions to their payment, following which the Tesoro board discussed with Tesoro management and S&C whether, and concluded that, the terms then under discussion continued to provide for both an appropriate level of deal certainty and continued to maintain the flexibility of each of Tesoro and Western Refining to consider and respond to acquisition proposals and intervening events. S&C also provided the Tesoro board with a summary of the form of voting agreement, which had been substantially agreed by the parties to such agreements, subject to a satisfactory outcome of merger agreement discussions. S&C then reviewed with the Tesoro board its fiduciary duties in connection with the potential transaction with Western Refining. At the board meeting, Tesoro management also provided the Tesoro board of directors with an update on the financing options then under discussion and proposed terms and timetables, Goldman Sachs’ role in connection therewith and the impact of the potential transaction on existing financing arrangements of each of Tesoro and Western Refining. The Tesoro board of directors confirmed their support for continuing discussions with Western Refining, agreed to the proposed 0.4350 exchange ratio and the provision of two board seats, subject to acceptable resolution of the key merger agreement issues and satisfactory completion of due diligence, and provided further feedback to Goldman Sachs, S&C and Tesoro management regarding the other key open items in the merger agreement.

On November 10, 2016, the Western Refining board of directors held a special telephonic meeting. At the invitation of the Western Refining board of directors, members of the Western Refining senior management team and representatives of Barclays and Davis Polk were present. Mr. Foster summarized the meetings that occurred on November 8, 2016 involving the legal, operations and commercial teams of Tesoro, and reported that Mr. Goff had advised him that Tesoro desired to move expeditiously, and as a result, the parties discussed a goal of finalizing the definitive documentation and announcing the transaction before the markets opened on Thursday, November 17, 2016. A representative of Davis Polk reviewed with the Western Refining board of directors the key terms of the draft merger agreement and the material open issues, a summary of which was made available to members of the Western Refining board of directors prior to the meeting. A representative of Davis Polk also reviewed with the Western Refining board of directors their fiduciary duties. Messers. Foster, Stevens and Weaver and the senior management team left the meeting, and the independent directors asked Barclays and Davis Polk various questions they had related to the potential strategic transaction with Tesoro, at which point a discussion ensued between the independent directors and the representatives of Barclays and Davis Polk. The Barclays representatives were excused from the meeting and Messrs. Foster, Stevens and Weaver and the senior management team rejoined the meeting. The Western Refining board of directors then reviewed and discussed the qualifications of Barclays to serve as financial advisor to Western Refining. A representative of Davis Polk reviewed and discussed with the Western Refining board of directors the material terms of the proposed engagement letter between Western Refining and Barclays and Barclays’ disclosures concerning relationships with Western Refining, MLP, Tesoro and TLLP as described in a presentation provided by Barclays on November 8, 2016. Following this discussion, the Western Refining board of directors resolved to formally engage Barclays as its financial advisor in connection with the evaluation of a potential strategic transaction with Tesoro and other strategic alternatives and countersigned the engagement letter executed by Barclays and delivered to Western Refining on November 8, 2016.

Also on November 10, 2016, Mr. Goff telephoned Mr. Foster and confirmed to him that the Tesoro board was willing to offer two board seats to Western Refining.

On November 11, 2016, Messrs. Goff and Foster held a further phone call on which they discussed the status of their discussions with their respective boards of directors, including the timing of their upcoming board meetings, the range of potential synergies and the potential timing for the announcement of a transaction in the event their respective boards of directors provided their approval.

Also on November 11, 2016, Tesoro entered into an engagement letter, effective as of September 30, 2016, formally engaging Goldman Sachs as its financial advisor for the potential transaction.

On November 13, 2016, S&C delivered to Davis Polk a revised draft of the merger agreement.

On November 14, 2016, representatives of S&C and Linklaters LLP, special regulatory counsel to Western Refining, held a meeting to discuss the potential regulatory implications and analysis of the proposed strategic transaction involving Tesoro and Western Refining.

Later on November 14, 2016, the Western Refining board of directors held a special telephonic meeting. At the invitation of the Western Refining board of directors, members of the Western Refining senior management team and representatives of Barclays and Davis Polk were present. Mr. Foster updated the Western Refining board of directors on the status of negotiations with Tesoro on the definitive merger agreement, and informed the Western Refining board of directors that Tesoro had agreed that Western Refining would be entitled to appoint two directors to the Tesoro board of directors. A representative of Davis Polk reviewed the revised draft of the merger agreement with the Western Refining board of directors and discussed the remaining open issues, which included Western Refining’s obligation to assist with Tesoro’s financing activities, the tax opinion-related closing condition, the restrictions on Western Refining’s ability to operate its business during the period between signing and closing, provisions relating to the regulatory approval process and associated conditions to closing of the transaction, and the circumstances in which either party would be permitted to terminate the agreement and the termination fees payable in connection therewith. A representative of Barclays updated the Western Refining board of directors on the preparation of its final financial analysis. On the same day, Davis Polk delivered to S&C a revised draft of the merger agreement.

On November 16, 2016, Davis Polk and S&C exchanged drafts of the merger agreement regarding the final open items.

On November 16, 2016, after the markets were closed, the Tesoro board held a board meeting for the purpose of considering the proposed strategic transaction with Western Refining, with members of Tesoro management and representatives of Goldman Sachs and S&C in attendance. At the meeting, Tesoro management provided the Tesoro board with an update on the status of negotiations with Western Refining and regarding the financing and the outcome of Tesoro’s confirmatory due diligence. S&C also provided the Tesoro board of directors with an updated written summary of the merger agreement and the voting and support agreements and provided the Tesoro board of directors with an overview of the key changes made from the last drafts reviewed with the Tesoro board. S&C then reminded the Tesoro board of directors of their fiduciary duties in connection with the potential transaction with Western Refining. Goldman Sachs also delivered a presentation to the Tesoro board of directors with respect to the financial terms of the proposed transaction with Western Refining. Goldman Sachs, the Tesoro board and members of Tesoro management had a detailed discussion of the Tesoro management unaudited forecasted financial information used for the financial analyses. Goldman Sachs then delivered to Tesoro’s board of directors its oral opinion, which was confirmed by delivery of a written opinion dated November 16, 2016, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the per share merger consideration to be paid by Tesoro for each share of Western Refining common stock pursuant to the merger agreement was fair, from a financial point of view, to Tesoro. After considering and discussing the foregoing and the proposed terms of the merger agreement, and taking into consideration the factors described in the sections entitled “The Merger—Recommendation of Tesoro’s Board of

Directors and Reasons for the Merger” and “The Merger—Unaudited Forecasted Financial Information” beginning on pages [●], [●] and [●], respectively, the members of the Tesoro board of directors unanimously (i) determined it to be fair, advisable and in the best interests of Tesoro and its stockholders to enter into the merger agreement and the voting agreements, substantially in the forms presented, and to approve the merger agreement, the voting agreements and the other transactions contemplated thereby, including the Tesoro issuance proposal and (ii) approved the merger agreement, the merger, the voting agreements and the other transactions contemplated by the merger agreement and the voting agreements.

On November 16, 2016, after the markets were closed, the Western Refining board of directors held a special telephonic meeting for the purpose of considering the proposed strategic transaction with Tesoro. At the invitation of the Western Refining board of directors, members of the Western Refining senior management team and representatives of Barclays and Davis Polk were present. Mr. Foster updated and reviewed with the Western Refining board of directors the status of negotiations with Tesoro. A representative of Davis Polk reviewed with the Western Refining board of directors the remaining material issues in the draft merger agreement. Representatives of Barclays delivered a presentation to the Western Refining board of directors analyzing the financial terms of the proposed strategic transaction with Tesoro and the industrial logic of the transaction, which presentation included a detailed discussion of the various forecasts and assumptions used for the financial analyses. A representative of Barclays then delivered to Western Refining’s board of directors its oral opinion, which was confirmed by delivery of a written opinion dated November 16, 2016, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the per share merger consideration to be offered in the merger was fair, from a financial point of view, to the holders of shares of Western Refining common stock (other than excluded shares). A representative of Davis Polk reviewed with the Western Refining board of directors their fiduciary duties. After considering and discussing the foregoing and the proposed terms of the merger agreement, and taking into consideration the factors described in the sections entitled “The Merger—Recommendation of Western Refining’s Board of Directors and Reasons for the Merger”, “The Merger—Opinion of Barclays Capital, Western Refining’s Financial Advisor” and “The Merger—Unaudited Forecasted Financial Information” beginning on pages [●], [●] and [●], respectively, the members of the Western Refining board of directors unanimously (i) determined it advisable and in the best interests of Western Refining and its stockholders to enter into the merger agreement, substantially in the form presented, and to consummate the merger and the other transactions contemplated thereby and (ii) approved the merger agreement, the merger and the other transactions contemplated thereby.

Following the meetings of the boards of directors of Tesoro and Western Refining, a representative of Barclays provided to Western Refining select updated pages to the written presentation to the Western Refining board of directors that reflected certain updated figures relating to closing share prices on November 16, 2016, which updated figures had been orally referenced in the presentation given by Barclays to the Western Refining board of directors on the same date. In addition, representatives of Tesoro, Western Refining, S&C and Davis Polk participated in calls relating to the merger agreement and other related documents. The merger agreement was executed and delivered, as of November 16, 2016, by Tesoro and Western Refining. Early in the morning of November 17, 2016, prior to the commencement of trading on the New York Stock Exchange, Tesoro and Western Refining issued a joint press release announcing the transaction.

Subsequently, a technical error was identified in the third-party data Barclays relied upon in its calculation of two components of the precedent premium analysis included in a presentation it gave to the Western Refining board of directors at the November 16, 2016 board meeting. On December 12, 2016, the Western Refining board held a special telephonic meeting where, among other matters, representatives of Barclays identified the error and presented the corrected information. Following Barclays’ presentation, the Western Refining board of directors unanimously determined that the error did not impact its prior determination that the terms of the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of Western Refining and its stockholders.

Recommendation of Tesoro’s Board of Directors and Reasons for the Merger

The Tesoro board of directors unanimously recommends that the Tesoro stockholders vote “FOR” the Tesoro issuance proposal.

The Tesoro board of directors, with the advice and assistance of its financial and legal advisors, negotiated, evaluated, and, at a meeting held on November 16, 2016, unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.

In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and to recommend that Tesoro stockholders vote in favor of the Tesoro issuance proposal, the Tesoro board of directors consulted extensively with its financial and legal advisors and Tesoro’s management. After such discussions, the Tesoro board of directors unanimously determined the proposed merger to be fair to, and in the best interests of, Tesoro.

The Tesoro board of directors’ decision to approve the merger agreement, the merger and the other transactions contemplated thereby and to recommend that Tesoro stockholders vote in favor of the Tesoro issuance proposal was based on a number of factors, including the following (which are not necessarily presented in order of relative importance):

•	Tesoro’s expected business, assets, financial condition, results of operations, business plan and prospects following the completion of the merger, including the expected pro forma effect of the merger on the combined company.

•	Tesoro managements’ identification of approximately $350-$425 million in annual synergies overall, including approximately $130-$140 million worth of operational synergies, which the combined company is expected to achieve on a run rate basis within the first two years following the merger, and Tesoro’s past record of successfully integrating acquisitions and of realizing the projected financial goals and benefits of acquisitions.

•	That the combination will create a larger, more diversified industry-leading refining, marketing and logistics company.

•	The expectation that following the merger, Tesoro would have a stronger financial and credit profile, including the potential upgrade to an investment grade credit rating, given the more diverse asset base and stronger balance sheet of the combined company, which may lower borrowing costs for the combined company.

•	The attractiveness of the merger to Tesoro in comparison to other acquisition opportunities reasonably available to Tesoro, including the belief that Tesoro and Western Refining share similar approaches to employing an integrated business model for marketing, refining and logistics.

•	That the increased size, scale, and resources of Tesoro following the merger would facilitate continued investments by Tesoro in growth initiatives and thereby create additional long-term stockholder value.

•	The Tesoro board’s knowledge of, and discussions with Tesoro management regarding, Tesoro’s business operations, financial condition, earnings and prospects and its knowledge of Western Refining’s business, operations, financial condition, earnings and prospects, taking into account Western Refining’s publicly-filed information and the results of Tesoro’s due diligence investigation of Western Refining.

•	The mix of stock consideration and cash consideration to be offered by Tesoro in the merger and the expectation that the merger would be accretive to Tesoro earnings per share in the first full year of combined operations.

•	That the cash flow of the combined company following the merger could provide additional opportunities to return value to stockholders, including through share repurchases.

•	The significant overlap between the stockholder base of Tesoro and the stockholder base of Western Refining and the perceived similarity in corporate cultures, which would facilitate the integration of Western Refining into the Tesoro corporate group.

•	That Paul L. Foster, Jeff A. Stevens and Scott D. Weaver, who together beneficially owned approximately 22.5% of Western Refining’s outstanding common stock as of November 16, 2016, were willing to support the merger by entering into the voting and support agreements, as described in the section entitled “Voting and Support Agreements” beginning on page [●].

•	The financial analysis reviewed and discussed with the Tesoro board of directors by representatives of Goldman Sachs, as well as the oral opinion of Goldman Sachs rendered on November 16, 2016 and the written opinion of Goldman Sachs, dated November 16, 2016, to the Tesoro board of directors to the effect that as of that date, and subject to the assumptions, limitations, qualifications and other matters set forth in the written opinion, the consideration to be paid by Tesoro for each share of Western Refining common stock pursuant to the merger agreement was fair from a financial point of view to Tesoro. See the section entitled “The Merger—Opinion of Goldman Sachs, Tesoro’s Financial Advisor” beginning on page [●]. The full text of the written opinion of Goldman Sachs is attached as Annex F to this joint proxy statement/prospectus.

•	That the combined company would continue to be led by the strong, experienced Tesoro management team and that the addition of current Western Refining directors Paul A. Foster and Jeff A. Stevens to the Tesoro board post-merger would add further valuable expertise and experience and in-depth familiarity with Western Refining to the Tesoro board.

•	The review by the Tesoro board of directors with its legal and financial advisors of the structure of the proposed merger and the financial and other terms of the merger agreement, including each party’s representations, warranties and covenants, the conditions to each party’s obligations and the termination provisions and related termination fees payable by each party, as well as the likelihood of consummation of the proposed merger and the Tesoro board of directors’ evaluation of the likely time period necessary to close the merger.

The Tesoro board of directors also considered the following specific aspects of the merger agreement (which are not necessarily presented in order of relative importance):

•	The Tesoro board of director’s belief that the terms of the merger agreement, including each party’s representations, warranties and covenants and the conditions to each party’s obligations, are comprehensive and favorable to completing the proposed transaction.

•	That the exchange ratio applicable to the stock consideration is fixed and will not fluctuate in the event that the market price of Western Refining common stock increases relative to the market price of Tesoro common stock between the date of the merger agreement and the completion of the merger.

•	That the aggregate cash consideration is subject to a cap, which gives Tesoro additional certainty regarding the amount of cash required to be made available by Tesoro to consummate the merger.

•	The fact that there are limited circumstances in which the Western Refining board of directors may terminate the merger agreement or change its recommendation that its stockholders approve the merger proposal, and if the merger agreement is terminated by Tesoro as a result of a change in recommendation of the Western Refining board of directors or by Western Refining in order to enter into a definitive agreement with a third party providing for the consummation of a Western Refining alternative proposal, then in each case Western Refining has agreed to pay Tesoro a fee of $120 million, and if the merger agreement is terminated by either party because Western Refining stockholders have not approved the stock issuance upon a vote taken thereon, then Western Refining has agreed to pay Tesoro a fee of $41.1 million.

In the course of its deliberations, the Tesoro board of directors also considered a variety of risks, uncertainties and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):

•	The risks and costs to Tesoro if the merger is not completed, including the diversion of management and employee attention, and the potential effect on Tesoro’s stock price, and that, while the merger is expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied or waived, and as a result, it is possible that the merger might not be completed at all or in a timely fashion, even if Tesoro stockholders approve the Tesoro issuance proposal and Western Refining stockholders approve the merger proposal.

•	That Western Refining’s stockholders may not approve the merger proposal or that Tesoro’s stockholders may not approve the Tesoro issuance proposal.

•	That, if the merger agreement is terminated by either party because Tesoro’s stockholders have not adopted the merger agreement upon a vote taken at the Tesoro stockholders meeting, Tesoro would be required to pay Western Refining a fee of $41.1 million.

•	The impact of the merger on the existing debt financing arrangements of Tesoro and Western Refining, Tesoro’s need for additional debt financing in connection with the merger, the expected increase in Tesoro’s leverage immediately following the merger and the risk that the debt financing for the merger may not ultimately be available at all or on the terms anticipated by Tesoro.

•	The risk that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of Tesoro following the merger as more fully described in the section entitled “The Merger—Regulatory Approvals” beginning on page [●].

•	That the exchange ratio applicable to the stock consideration is fixed and will not fluctuate in the event that the market price of Tesoro common stock increases relative to the market price of Western Refining common stock between the date of the merger agreement and the completion of the merger.

•	The transaction costs to be incurred in connection with the merger.

•	That the merger agreement imposes limitations on Tesoro’s ability to solicit alternative transactions involving in a change of control of Tesoro prior to closing or to terminate the merger agreement, including a requirement to pay a $240 million termination fee in certain circumstances if Tesoro either changes it recommendation with respect to the share issuance proposal or terminates the merger agreement to enter into a definitive acquisition agreement providing for the consummation of a Tesoro alternative acquisition proposal.

•	That the merger agreement imposes limitations on Tesoro’s ability to make additional acquisitions that may impact the regulatory approval processes for the merger, and on Tesoro’s ability to make stock repurchases at a premium during the pendency of the merger.

•	That the pending merger might discourage a third party from making a Tesoro acquisition proposal or change the terms on which a third party would be willing to make an acquisition proposal, and the opportunity cost to Tesoro of pursuing the merger instead of other acquisition opportunities potentially available to Tesoro.

•	The ownership dilution to pre-merger holders of Tesoro common stock as a result of the issuance of Tesoro common stock in connection with the merger.

•	The risks associated with the occurrence of events that may materially and adversely affect the financial condition, properties, assets, liabilities, business or results of operations of Western Refining and/or its subsidiaries but not entitle Tesoro to terminate the merger agreement.

•

The risk that Tesoro may not realize all of the synergies and other anticipated strategic and other benefits of the merger, including as a result of the challenges of integrating the businesses, operations and workforces of Tesoro and Western Refining, the risk that expected operating efficiencies and cost savings may not be realized or will cost more to achieve than anticipated, and the risk that divestitures or other accommodations required by antitrust regulatory authorities may decrease or eliminate the anticipated strategic and other benefits of the merger to Tesoro.

•	Various other risks described in the section entitled “Risk Factors” beginning on page [●].

The Tesoro board of directors considered all of these factors as a whole and unanimously concluded that they supported a determination to approve the merger agreement, the merger and the other transactions contemplated thereby. The foregoing discussion of the information and factors considered by the Tesoro board of directors is not exhaustive. In view of the wide variety of factors considered by the Tesoro board of directors in connection with its evaluation of the merger and the complexity of these matters, the Tesoro board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above and any other factors, individual members of the Tesoro board of directors may have viewed factors differently or given different weight or merit to different factors.

In considering the recommendation of the Tesoro board of directors that the Tesoro stockholders vote to approve the Tesoro issuance proposal, Tesoro stockholders should be aware that the executive officers and directors of Tesoro may have certain interests in the merger that may be different from, or in addition to, the interests of Tesoro stockholders generally. The Tesoro board of directors was aware of these interests and considered them when approving the merger agreement and recommending that Tesoro stockholders vote to approve and adopt the merger agreement and the transactions contemplated thereby. See the section entitled “The Merger—Interests of Tesoro’s Directors and Executive Officers in the Merger” beginning on page [●].

The foregoing discussion of the information and factors considered by the Tesoro board of directors is forward-looking in nature. This information should be read in light of the factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [●].

Opinion of Goldman Sachs, Tesoro’s Financial Advisor

Goldman Sachs delivered its oral opinion to the Tesoro board of directors on November 16, 2016, which opinion was subsequently confirmed in a written opinion dated November 16, 2016, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the consideration to be paid by Tesoro for each share of Western Refining common stock pursuant to the merger agreement was fair from a financial point of view to Tesoro.

The full text of the written opinion of Goldman Sachs, dated November 16, 2016, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex F to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. Goldman Sachs provided its opinion for the information and assistance of Tesoro’s board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of Tesoro’s common stock should vote with respect to the Tesoro issuance proposal or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Tesoro and Western Refining for the five fiscal years ended December 31, 2015;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Tesoro and Western Refining;

•	certain publicly available research analyst reports for Tesoro and Western Refining;

•	certain other communications from Tesoro and Western Refining to their respective stockholders;

•	certain internal financial analyses and forecasts for Western Refining prepared by its management; and

•	certain internal financial analyses and forecasts for Tesoro and certain financial analyses and forecasts for Western Refining in each case, as prepared by the management of Tesoro and approved for Goldman Sachs’ use by Tesoro and which are summarized below in the section entitled “The Merger—Unaudited Forecasted Financial Information—Unaudited Forecasted Financial Information Prepared by Tesoro” beginning on page [●] and are referred to in this section as the Tesoro Management unaudited forecasted financial information, and certain operating synergies projected by the management of Tesoro to result from the merger, as approved for Goldman Sachs’ use by Tesoro, which are referred to in this section as the synergies.

Goldman Sachs also held discussions with members of the senior management of Tesoro and Western Refining regarding their assessment of the past and current business operations, financial condition and future prospects of Western Refining and with the members of senior management of Tesoro regarding their assessment of the past and current business operations, financial condition and future prospects of Tesoro and the strategic rationale for, and the potential benefits of, the merger; reviewed the reported price and trading activity for the shares of Tesoro common stock and the shares of Western Refining common stock; compared certain financial and stock market information for Tesoro and Western Refining with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain business combinations; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with Tesoro’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Tesoro’s consent that the unaudited forecasted financial information and the synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Tesoro. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Tesoro or Western Refining or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Tesoro or Western Refining or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs has also assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Tesoro to engage in the merger or the relative merits of the merger as compared to any strategic alternatives that may be available to Tesoro; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to Tesoro, as of the date of the opinion, of the consideration to be paid by Tesoro for each share of Western Refining common stock pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Tesoro; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Tesoro or Western Refining, or class of such persons in connection with the merger, whether relative to the consideration to be paid by Tesoro for each share of Western Refining common stock pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of Western Refining common stock will trade at any time or as to the impact of the merger on the solvency or viability of Tesoro or Western Refining or the ability of Tesoro or Western Refining to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of Tesoro in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 15, 2016 and is not necessarily indicative of current market conditions.

Historical Stock Trading and Exchange Ratio Analysis.

Goldman Sachs analyzed the $37.42 implied consideration per share of Western Refining common stock represented by the exchange ratio (which implied consideration was obtained by multiplying the exchange ratio by the $86.03 closing price of Tesoro common stock on November 15, 2016) in relation to (i) the closing price of Western Refining common stock on November 15, 2016, (ii) the average trading price of Western Refining common stock over the 10-trading day, 20-trading day, 1-month, 3-month, 6-month, 1-year and 2-year periods ended November 15, 2016 and (iii) the highest trading price of Western Refining common stock over the 52-week period ended November 15, 2016.

This analysis showed the following implied premia (discounts) to Western Refining’s share price:

Historical Date or Period	Western Refining Share Price	Share Price Premium/ (Discount)
November 15, 2016	$29.96	24.9%

10-Trading Day Average	$27.66	35.3%

20-Trading Day Average	$28.43	31.6%

1 Month Average	$28.32	32.2%

3 Month Average	$26.90	39.1%

6 Month Average	$24.08	55.4%

1 Year Average	$27.93	34.0%

2 Year Average	$35.61	5.1%

52-Week High	$46.30	(19.2)%

Goldman Sachs also calculated (i) an implied exchange ratio on November 15, 2016, by dividing the closing price per share of Western Refining common stock on such trading day by the closing price per share of Tesoro common stock on such trading day and (ii) the historical average exchange ratios over the 10-trading day, 20-trading day, 1-month, 3-month, 6-month, 1-year and 2-year periods ended November 15, 2016, by first dividing the closing price per share of Western Refining common stock on each trading day during such period by the closing price per share of Tesoro common stock on the same trading day, and subsequently taking the average of these daily historical exchange ratios over such periods. Goldman Sachs then calculated the premia implied by the exchange ratio to the historical average exchange ratio over the various periods. The table below presents the results of this analysis:

Historical Date or Period	Implied Exchange Ratio	Premium to Exchange Ratio
November 15, 2016	0.3483x	24.9%

10-Trading Day Average	0.3350x	29.9%

20-Trading Day Average	0.3442x	26.4%

1 Month Average	0.3441x	26.4%

3 Month Average	0.3350x	29.8%

6 Month Average	0.3067x	41.9%

1 Year Average	0.3275x	32.8%

2 Year Average	0.4063x	7.1%

Illustrative Discounted Cash Flow Analysis.

Using the Tesoro Management unaudited forecasted financial information, Goldman Sachs performed an illustrative discounted cash flow analysis on Western Refining on a standalone basis to derive a range of illustrative values per share of Western Refining common stock. Using discount rates ranging from 7.83% to 8.85%, reflecting estimates of Western Refining’s weighted average cost of capital, Goldman Sachs discounted to present value as of January 1, 2017 (i) estimates of unlevered free cash flows for Western Refining for the years 2017 through 2021 as reflected in the Tesoro Management unaudited forecasted financial information and (ii) a range of illustrative terminal values for Western Refining, which were calculated by applying perpetuity growth rates ranging from 1.5% to 2.0% to a terminal year estimate of the unlevered free cash flow to be generated by Western Refining as reflected in the Tesoro Management unaudited forecasted financial information. Goldman Sachs derived ranges of illustrative enterprise values for Western Refining by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Western Refining (i) the amount of Western Refining’s estimated net debt as of December 31, 2016, as reflected in the Tesoro Management unaudited forecasted financial information, and (ii) the estimated market value of Western Refining’s non-controlling interest in MLP as of December 31, 2016, calculated using the estimated amount of outstanding publicly owned units of MLP as of December 31, 2016 reflected in the Tesoro Management unaudited forecasted financial information and the closing price of MLP units on November 15, 2016, to derive a range of illustrative equity values for Western Refining. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Western Refining common stock provided by the management of Tesoro, to derive a range of illustrative present values per share of Western Refining common stock of $44.92 to $60.66.

Using the Tesoro Management unaudited forecasted financial information, Goldman Sachs also performed an illustrative discounted cash flow analysis on Tesoro on a standalone basis to derive a range of illustrative values per share of Tesoro common stock. Using discount rates ranging from 7.05% to 8.18%, reflecting estimates of Tesoro’s weighted average cost of capital, Goldman Sachs discounted to present value as of January 1, 2017 (i) estimates of unlevered free cash flows for Tesoro for the years 2017 through 2019 as reflected in the Tesoro Management unaudited forecasted financial information and (ii) a range of illustrative terminal values for Tesoro, which were calculated by applying perpetuity growth rates ranging from 1.5% to 2.0% to a terminal year estimate of the unlevered free cash flow to be generated by Tesoro as reflected in the Tesoro Management unaudited forecasted financial information. Goldman Sachs derived ranges of illustrative enterprise values for Tesoro by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Tesoro (i) the amount of Tesoro’s estimated net debt as of

December 31, 2016, as reflected in the Tesoro Management unaudited forecasted financial information, and (ii) the estimated market value of Tesoro’s non-controlling interest in TLLP as of December 31, 2016, as provided by Tesoro’s management, to derive a range of illustrative equity values for Tesoro. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Tesoro common stock provided by the management of Tesoro, to derive a range of illustrative present values per share of Tesoro common stock of $61.16 to $99.00.

Using the Tesoro Management unaudited forecasted financial information and the synergies and assuming, alternatively, as directed by Tesoro’s management, that (i) no holder of shares of Western Refining common stock elects to receive the cash consideration and, accordingly, the aggregate merger consideration consists entirely of shares of Tesoro common stock based on the exchange ratio, which is referred to as the all-stock consideration scenario, and (ii) the cash election is fully subscribed by holders of shares of Western Refining common stock and, accordingly, the aggregate merger consideration includes approximately $0.41 billion in aggregate cash consideration with the rest of the aggregate merger consideration consisting of shares of Tesoro common stock based on the exchange ratio, which is referred to as the mixed consideration scenario, Goldman Sachs performed an illustrative discounted cash flow analysis on the pro forma combined company. Goldman Sachs first performed separate illustrative discounted cash flow analyses for each of Tesoro and Western Refining on a standalone basis using the methodologies described above, except that Goldman Sachs used discount rates ranging from 7.05% to 8.18%, reflecting estimates of the weighted average cost of capital of Tesoro pro forma for the merger. Goldman Sachs then performed an illustrative discounted cash flow analysis for the synergies, using the methodologies described above. In order to calculate a range of implied present values of the synergies, Goldman Sachs discounted to present value as of January 1, 2017, using discount rates ranging from 7.05% to 8.18%, reflecting estimates of the weighted average cost of capital of Tesoro pro forma for the merger, (i) the synergies for the years 2017 through 2021 and (ii) a range of illustrative terminal values, which were calculated by applying perpetuity growth rates of 1.5% to 2.0% to the 2021 synergies. Goldman Sachs then added the illustrative standalone enterprise values for Tesoro and Western Refining and the illustrative present values of the synergies, adjusted for pro forma net debt and non-controlling interests and divided that amount by the number of fully diluted outstanding shares of the pro forma combined company, as provided by the management of Tesoro, assuming, alternatively, as directed by Tesoro’s management, an all-stock consideration scenario and a mixed consideration scenario. This resulted in a range of illustrative present values per share of the pro forma combined company of $97.50 to $146.47, assuming a mixed consideration scenario, and $94.73 to $142.31, assuming an all-stock consideration scenario.

Goldman Sachs also calculated the implied uplift to Tesoro’s implied equity value per share upon consummation of the merger and after giving effect to the synergies and assuming, alternatively, as directed by Tesoro management, (i) the all-stock consideration scenario and (ii) the mixed consideration scenario. Goldman Sachs used the illustrative range of equity values per share for Tesoro on a standalone basis and for the pro forma combined company derived using the discounted cash flow analyses described above to determine the implied premium (expressed as a percentage) of the pro forma combined company’s equity value per share over Tesoro’s standalone equity value per share, which represented a range of uplift to Tesoro’s equity value per share on standalone basis of 43.8% to 54.9%, under the all-stock consideration scenario, and 47.9% to 59.4%, under the mixed consideration scenario.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed illustrative analyses of the implied present value of the future value per share of common stock of Western Refining and Tesoro on a standalone basis, respectively, which were designed to provide indications of the present value of a theoretical future value of Tesoro’s and Western Refining’s equity as a function of their respective (i) estimated future EBITDA and one-year forward EV/EBITDA multiples and (ii) estimated future earnings and one-year forward earnings per share multiples, in each case, for the fiscal years ending December 31, 2018 and December 31, 2019. Goldman Sachs calculated illustrative implied future equity values per share of Western Refining common stock as of December 31, 2017 and December 31, 2018 by applying one-year forward EV/EBITDA multiples ranging from 6.5x to 7.5x to estimated EBITDA for Western Refining for 2018 and 2019 as reflected in the Tesoro Management unaudited forecasted financial information. Goldman Sachs then discounted to present value as of January 1, 2017, using an illustrative discount rate of 10.03%, reflecting an estimate of Western Refining’s cost of equity, (i) the sum of (x) the theoretical future value of Western Refining common stock as of December 31, 2017 and (y) the aggregate per share dividends estimated for 2017 as reflected in the Tesoro Management unaudited forecasted financial information and (ii) the sum of (x) the theoretical future value of Western Refining common stock as of December 31, 2018 and (y) the aggregate per share dividends estimated for 2017 and 2018 as reflected in the Tesoro Management unaudited forecasted financial information. In addition, Goldman Sachs calculated illustrative implied future equity values per share of Western Refining common stock as of December 31, 2017 and December 31, 2018 by applying price to one-year forward earnings per share multiples ranging from 10.0x to 15.0x to earnings per share estimates for Western Refining for 2018 and 2019 as reflected in the Tesoro Management unaudited forecasted financial information. Goldman Sachs then discounted to present value as of January 1, 2017, using an illustrative discount rate of 10.03%, reflecting an estimate of Western Refining’s cost of equity, (i) the sum of (x) the theoretical future value of Western Refining common stock as of December 31, 2017 and (y) the aggregate per share dividends estimated for 2017 as reflected in the Tesoro Management unaudited forecasted financial information and (ii) the sum of (x) the theoretical future value of Western Refining common stock as of December 31, 2018 and (y) the aggregate per share dividends estimated for 2017 and 2018 as reflected in the Tesoro Management unaudited forecasted financial information. This analysis resulted in a range of implied present values of $23.76 to $44.62 per share of Western Refining common stock.

Goldman Sachs calculated illustrative implied future equity values per share of Tesoro common stock as of December 31, 2017 and December 31, 2018 on a standalone basis by applying one-year forward EV/EBITDA multiples ranging from 6.0x to 7.0x to estimated EBITDA for Tesoro for 2018 and 2019 as reflected in the Tesoro Management unaudited forecasted financial information. Goldman Sachs then discounted to present value as of January 1, 2017, using an illustrative discount rate of 9.0%, reflecting an estimate of Tesoro’s cost of equity, (i) the sum of (x) the theoretical future value of Tesoro common stock as of December 31, 2017 and (y) the aggregate per share dividends estimated for 2017 as reflected in the Tesoro Management unaudited forecasted financial information and (ii) the sum of (x) the theoretical future value of Tesoro common stock as of December 31, 2018 and (y) the aggregate per share dividends estimated for 2017 and 2018 as reflected in the Tesoro Management unaudited forecasted financial information. In addition, Goldman Sachs calculated illustrative implied future equity values per share of Tesoro common stock as of December 31, 2017 and December 31, 2018 by applying price to one-year forward earnings per share multiples ranging from 10.0x to 15.0x to earnings per share estimates for Tesoro for 2018 and 2019 as reflected in the Tesoro Management unaudited forecasted financial information. Goldman Sachs then discounted to present value as of January 1, 2017, using an illustrative discount rate of 9.0%, reflecting an estimate of Tesoro’s cost of equity, (i) the sum of (x) the theoretical future value of Tesoro common stock as of December 31, 2017 and (y) the aggregate per share dividends estimated for 2017 as reflected in the Tesoro Management unaudited forecasted financial information and (ii) the sum of (x) the theoretical future value of Tesoro common stock as of December 31, 2018 and (y) the aggregate per share dividends estimated for 2017 and 2018 as reflected in the Tesoro Management unaudited forecasted financial information. This analysis resulted in a range of implied present values of $77.14 to $137.44 per share of Tesoro common stock.

Illustrative DCF-Based Contribution Analysis and Illustrative Implied Exchange Ratio. Goldman Sachs calculated indications of relative equity contribution by Western Refining and Tesoro to the pro forma combined company, as directed by Tesoro management, using the illustrative standalone discounted cash flow analyses described above. This analysis resulted in an illustrative range of implied ownership in the pro forma combined company for holders of Tesoro common stock of 55% to 68%. The implied ownership in the pro forma combined company for holders of Tesoro common stock, calculated using the exchange ratio and calculated using the fully diluted outstanding shares of common stock of the pro forma combined company as provided by Tesoro management, was 71%, in an all-stock consideration scenario, and 73%, in a mixed consideration scenario.

Goldman Sachs also calculated illustrative exchange ratios for the Western Refining and Tesoro common stocks implied by the standalone discounted cash flow analyses described above, as directed by Tesoro management. This analysis resulted in an illustrative range of exchange ratios implied by the illustrative standalone discounted cash flow analyses of 0.5072x to 0.8861x.

Premia Analysis. Using information obtained from Thomson Reuters and Bloomberg, Goldman Sachs reviewed and analyzed median acquisition premia by year for certain publicly disclosed mergers since 2005 with a transaction value greater than $200 million and for which more than 50% of the total consideration consisted of stock consideration (excluding mergers of equals transactions, defined as transactions where the acquirer or its stockholders would own 60% or less of the pro forma combined company), calculated relative to the target’s closing share price one trading day prior to announcement. Using such data, Goldman Sachs calculated an illustrative premium range of 17% to 44%. Goldman Sachs then applied this illustrative premium range to the closing price of Western Refining common stock on November 15, 2016 to derive illustrative implied prices per share of Western Refining common stock of $35.05 to $43.14.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Tesoro or Western Refining or the merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to Tesoro’s board of directors as to the fairness from a financial point of view of the consideration to be paid by Tesoro for each share of Western Refining common stock pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Tesoro, Western Refining, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between Tesoro and Western Refining and was approved by Tesoro’s board of directors. Goldman Sachs provided advice to Tesoro during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Tesoro or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion to the Tesoro board of directors was one of many factors taken into consideration by the Tesoro board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex F to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Tesoro, Western Refining and any of their respective affiliates and third parties, including TLLP, a publicly traded master limited partnership controlled by Tesoro, and MLP, a publicly traded master limited partnership controlled by Western Refining, or any currency or commodity that may be involved in the merger. Goldman Sachs has acted as financial advisor to Tesoro in connection with, and have participated in certain of the negotiations leading to, the merger. At Tesoro’s request, an affiliate of Goldman Sachs had previously entered into financing commitments and agreements to provide Tesoro with a backstopped secured revolving credit facility and a 364-day unsecured bridge facility in connection with the consummation of the merger, in each case subject to the terms of such commitments and agreements and pursuant to which such affiliate has received compensation. These financing commitments and agreements have been terminated in connection with the permanent financing obtained by Tesoro resulting from Tesoro’s entry into the amended revolving credit facility and the issuance of the new debt securities on December 22, 2016. Goldman Sachs has provided certain financial advisory and/or underwriting services to Tesoro and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to the public offering of TLLP’s and Tesoro Logistics Finance Corp.’s 6.125% Senior Notes due October 2021 (aggregate principal amount $250,000,000) and 6.375% Senior Notes due May 2024 (aggregate principal amount $450,000,000) in May 2016. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Western Refining and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint lead arranger with respect to a term loan facility for Western Refining (aggregate principal amount of $450,000,000) in June 2016; as Western Refining’s financial advisor in connection with its acquisition of NTI in June 2016; and as joint bookrunner with respect to a public offering of 7,500,000 common units representing limited partner interests of MLP in September 2016. During the two year period ended November 16, 2016, Goldman Sachs received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Tesoro and/or its affiliates of approximately $500,000 and has received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Western Refining and/or its affiliates of approximately $11.1 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Tesoro, Western Refining and their respective affiliates, including TLLP and MLP, for which the Investment Banking Division of Goldman Sachs may receive compensation.

The board of directors of Tesoro selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated November 11, 2016, effective as of September 30, 2016, Tesoro engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. The engagement letter between Tesoro and Goldman Sachs provides for a transaction fee of $29,000,000, which transaction fee may be increased by up to $5,000,000 at Tesoro’s sole discretion, all of which is payable upon consummation of the merger. In addition, Tesoro has agreed to reimburse Goldman Sachs for certain of its expenses, including certain attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Recommendation of Western Refining’s Board of Directors and Reasons for the Merger

The Western Refining board of directors unanimously recommends that the Western Refining stockholders vote “FOR” the merger proposal.

The Western Refining board of directors, with the advice and assistance of its financial and legal advisors, negotiated, evaluated, and, at a meeting held on November 16, 2016, unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.

In reaching the decisions to approve the merger agreement, the merger and the transactions contemplated by the merger agreement and to recommend that the Western Refining stockholders vote to adopt the merger agreement and approve the merger, the Western Refining board of directors consulted extensively with its financial and legal advisors and Western Refining management, and considered other potential strategic alternatives. After such discussions and considering such alternatives, the Western Refining board of directors unanimously determined the proposed merger to be advisable and in the best interests of Western Refining and its stockholders.

The Western Refining board’s decision to approve the merger agreement, the merger and the other transactions contemplated thereby and to recommend to Western Refining’s stockholders that they vote to adopt the merger agreement and approve the merger was based on a number of factors, including the following (which are not necessarily presented in order of relative importance):

•	The current and prospective competitive climate in the oil refining and marketing industry in which Western Refining and Tesoro operate, including the potential for further consolidation in the refining and marketing industry in North America generally and the Mid-Continent, Southwestern and West Coast regions of the United States in particular, as well as the financial condition of the global economy in general and the impact that such macroeconomic trends have had and could potentially continue to have on Western Refining’s results and operations.

•	The Western Refining board’s knowledge of, and discussions with Western Refining management regarding, Western Refining’s business operations, financial condition, earnings and prospects and its knowledge of Tesoro’s business, operations, financial condition, earnings and prospects, taking into account Tesoro’s publicly-filed information and the results of Western Refining’s due diligence review of Tesoro.

•	Each of Western Refining and Tesoro has developed capabilities in complementary geographies, the combination of which will create a larger and more diversified company with a strategic national presence that is better equipped to respond to economic and industry developments, including cyclical economic environments, and better positioned to develop and build on its positioning in the refining and retail segments as compared to either company on a standalone basis.

•	That (i) Paul L. Foster, Jeff A. Stevens and Scott D. Weaver, who together beneficially owned approximately 22.5% of Western Refining’s outstanding common stock as of November 16, 2016, each actively supported the merger and were willing to agree to, among other things, vote their shares of Western Refining common stock in favor of the merger proposal (as described in the section entitled “Voting and Support Agreements” beginning on page [●]) and (ii) each such individual had no material interest in the transaction, except as described in the section entitled “Interests of Western Refining Directors and Executive Officers in the Merger” beginning on page [●], none of which interests is believed by the Western Refining board to be material in and of itself and all of which interests are substantially outweighed by the economic interests in Western Refining reflected in such individuals’ aggregate 22.5% ownership of its common stock.

•	The belief of Western Refining’s board and management that the shared core values of the two companies, including those of safety, employee development, ethics, operational excellence and customer satisfaction, would facilitate the integration of the companies and enhance customer service going forward.

•	The potential shareholder value that might result from other alternatives available to Western Refining, including entering into alternative strategic transactions with other parties, or remaining an independent public company, in each case, considering the potential for Western Refining stockholders who received the stock consideration to participate in the future growth of the combined company following the merger, including the projected synergies of the combined company and any improvement in the oil refining market as a whole, as well as the risks and uncertainties associated with its business plans or any alternative thereto and the ability to achieve a higher valuation than the merger.

•	The Western Refining board’s belief that (i) as discussed in the section entitled “The Merger—Background of the Merger” beginning on page [●], it was unlikely that an alternative transaction with a different counterparty would provide superior value to the Western Refining stockholders as compared to a strategic transaction with Tesoro and (ii) the terms of the merger agreement were consistent with market practice and would not preclude or deter a willing and financially capable third party, were one to exist, from making a superior proposal following the announcement of the merger agreement.

•

The aggregate value and composition of the consideration to be received by Western Refining stockholders in the merger, including the right for Western Refining stockholders to elect to receive, for each share of Western Refining held, either 0.4350 of a share of Tesoro common stock or $37.30 in cash (subject to the adjustment and proration procedures described in further detail in the section entitled “The Merger Agreement—Election and Exchange Procedures” beginning on page [●]), which, based on the closing price of Tesoro common stock on November 16, 2016, represented a premium of approximately:

•	22% over the closing price of Western Refining common stock on the same date;

•	32% over the volume-weighted average price of Western Refining common stock for the month prior to such date; and

•	41% over the volume-weighted average price of Western Refining common stock for the year prior to such date.

•	That the merger agreement provides Western Refining stockholders with the ability to elect to receive either shares of Tesoro common stock or cash for their shares of Western Refining common stock (subject to adjustment and proration to the extent Western Refining stockholders elect to receive cash consideration in respect of shares of Western Refining common stock in excess of the cash election number), and that, following the merger, Western Refining stockholders who receive the stock consideration will have the opportunity to participate in the future growth of the combined company following the merger, including the projected synergies at the combined company, and any general improvement in the oil refining market as a whole.

•	That the exchange ratio represents a fixed number of shares of Tesoro common stock, which affords the Western Refining stockholders the opportunity to benefit from any increase in the trading price of Tesoro common stock between the announcement and completion of the merger.

•	Western Refining’s management’s expectation, based on information provided by Tesoro, that there would be approximately $350-$425 million in annual synergies overall, including approximately $130-$140 million worth of operational synergies, which the combined company could achieve on a run rate basis within the first two years following the merger.

•	Tesoro’s business, assets, financial condition, results of operations, business plan and prospects, including the size and scale of the combined company and the expected pro forma effect of the merger on the combined company.

•	The expectation that following the merger, Tesoro would have a stronger financial and credit profile, including the potential upgrade to an investment grade credit rating, given the more diverse asset base and stronger balance sheet of the combined company, which may lower borrowing costs for the combined company.

•	That the aggregate merger consideration of approximately $4.099 billion (based on the exchange ratio of 0.4350 and the closing price per share of Tesoro common stock as reported on the NYSE on November 16, 2016, the last trading day prior to the public announcement of the merger) was achieved by the Western Refining board through extensive, arm’s-length negotiations, as described in the section entitled “The Merger—Background of the Merger” beginning on page [●].

•	The financial analysis reviewed and discussed with the Western Refining board by representatives of Barclays, as well as the oral opinion of Barclays rendered on November 16, 2016, and the written opinion of Barclays, dated November 16, 2016, to the Western Refining board to the effect that as of that date, and subject to the assumptions, limitations, qualifications and other matters set forth in the written opinion, the per share merger consideration to be offered to the holders of Western Refining common stock (other than excluded shares) in the merger is fair, from a financial point of view, to such holders. See the section entitled “The Merger—Opinion of Barclays Capital, Western Refining’s Financial Advisor” beginning on page [●]. The full text of the written opinion of Barclays is attached as Annex E to this joint proxy statement/prospectus.

•

The review by the Western Refining board with its legal and financial advisors of the structure of the proposed merger and the financial and other terms of the merger agreement, including Tesoro’s representations, warranties and covenants, the conditions to its obligations and the termination provisions and related termination fees, as well as the likelihood of consummation of the proposed merger and the Western Refining board’s evaluation of the likely time period necessary to close the merger.

•	That Western Refining expects that for U.S. federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that it is a condition to Western Refining’s obligation to complete the merger that Western Refining receive a written opinion of its legal counsel substantially to the effect that for U.S. federal income tax purposes, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

The Western Refining board also considered the following specific aspects of the merger agreement (which are not necessarily presented in order of relative importance):

•	That the merger agreement provides Western Refining stockholders with the ability to choose to receive either the stock consideration or the cash consideration (subject to the adjustment and proration procedures described in this joint proxy statement/prospectus) and that, following the merger, Western Refining stockholders who receive the stock consideration will have the opportunity to participate in the future growth of the combined company following the merger as described above.

•	The Western Refining board’s belief that the terms of the merger agreement, including Western Refining’s representations, warranties and covenants and the conditions to each party’s obligations, are reasonable.

•	The fact that the merger agreement provides that, under certain circumstances, and subject to certain conditions, Western Refining is permitted to furnish information to and conduct negotiations with a third party in connection with an unsolicited proposal for a business combination or acquisition of Western Refining that constitutes or would reasonably be expected to result in a “superior proposal.”

•	The fact that the Western Refining board, subject to certain conditions, has the right to make an adverse Western Refining recommendation change or terminate the merger agreement to enter into a definitive agreement related to a superior proposal, subject to giving Tesoro notice and an opportunity to propose changes to the merger agreement, and the payment of a termination fee of $120 million in the event of actual termination (which amount was determined after consultation with its legal and financial advisors).

•	The fact that the Western Refining board, subject to certain conditions, has the right to make an adverse Western Refining recommendation change in response to an intervening event, even if there is no competing or superior proposal, if the Western Refining board determines that the failure to take such action would be inconsistent with its fiduciary duties, subject to the payment of a termination fee of $120 million in the event Tesoro exercises its right to terminate the merger agreement as a result of such change in recommendation.

•	The fact that the Western Refining board believed that such fee was consistent with market practice and would not preclude or deter a willing and financially capable third party, were one to exist, from making a superior proposal following the announcement of the transaction with Tesoro.

•	The fact that there are limited circumstances in which the Tesoro board may terminate the merger agreement or change its recommendation that its stockholders approve the issuance of shares of Tesoro common stock in connection with the merger, and if the merger agreement is terminated by Western Refining as a result of a change in recommendation of the Tesoro board to approve such stock issuance or by Tesoro in order to enter into a definitive agreement with a third party for certain alternative transactions, then in each case Tesoro has agreed to pay Western Refining a fee of $240 million, and if the merger agreement is terminated by either party because Tesoro stockholders have not approved the stock issuance upon a vote taken thereon, then Tesoro has agreed to pay Western Refining a fee of $41.1 million.

•	The fact that, following the completion of the merger, two members of the current Western Refining board will be added to the Tesoro board.

In the course of its deliberations, the Western Refining board also considered a variety of risks, uncertainties and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):

•	The risks and costs to Western Refining if the merger is not completed, including the diversion of management and employee attention, potential employee attrition, the potential effect on Western Refining’s business and relations with customers, suppliers and vendors and the potential impact on its stock price, and that, while the transactions are expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the transactions will be satisfied or waived, and as a result, it is possible that the transactions might not be completed even if approved by Western Refining’s stockholders.

•	The possibility that Tesoro’s stockholders may not approve the issuance of the additional shares of Tesoro common stock to be issued to Western Refining’s stockholders.

•	The possibility that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of the combined company as more fully described in the section entitled “The Merger—Regulatory Approvals” beginning on page [●].

•	The transaction costs to be incurred in connection with the merger.

•	That Tesoro is relying on its cash on hand and other available borrowing to fund the cash portion of the merger consideration, and, while there is no financing condition in the merger agreement, Tesoro could fail to have sufficient cash to close the merger.

•	That the merger agreement contains restrictions on the conduct of Western Refining’s business prior to completion of the merger, including the requirement that Western Refining conduct its business only in the ordinary course, subject to specific, pre-disclosed exceptions, which could delay or prevent Western Refining from undertaking business opportunities that may arise pending completion of the transactions and could negatively affect Western Refining’s ability to attract and retain employees, and could negatively affect decisions of Western Refining’s customers and vendors.

•	That the merger agreement imposes limitations on Western Refining’s ability to solicit alternative transactions prior to closing and its ability to terminate the merger agreement, including a requirement that Western Refining pay a $120 million termination fee in the circumstances described in “The Merger Agreement—Termination Fees Payable by Western Refining” beginning on page [●].

•	That, if the merger agreement is terminated by either party because Western Refining’s stockholders have not adopted the merger agreement and approved the merger upon a vote taken thereof at the Western Refining special meeting, Western Refining would be required to pay Tesoro a fee of $41.1 million.

•	The possibility that because the merger consideration is either a fixed dollar amount or a fixed number of shares of Tesoro common stock, Western Refining stockholders could be adversely affected by a decrease in the trading price of Tesoro common stock relative to the trading price of Western Refining common stock (to the extent that Western Refining stockholders receive Tesoro common stock instead of cash) during the pendency of the transactions and the fact that the merger agreement does not provide Western Refining with a price-based termination right or other similar protection.

•	The possibility that because of the adjustment and proration procedures set forth in the merger agreement, Western Refining stockholders who make the cash election may not receive the cash consideration for some or all of the shares of Western Refining common stock for which they had made such an election.

•	The fact that, consistent with the expected qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, Western Refining’s stockholders will, for U.S. federal income tax purposes, recognize taxable gain, if any, on the merger up to the amount of the cash consideration they receive (excluding any cash received in lieu of fractional shares) and will also recognize gain or loss with respect to any cash received in lieu of fractional shares.

•	The possibility that Tesoro will not realize all of the anticipated strategic and other benefits of the merger, including as a result of the challenges of combining the businesses, operations and workforces of Tesoro and Western Refining, the risk that expected operating efficiencies and cost savings may not be realized or will cost more to achieve than anticipated, and the risk that divestitures or other accommodations required by antitrust regulatory authorities may decrease the anticipated strategic and other benefits of the merger to the combined company.

•	The possibility that the termination fee of $120 million could potentially deter a potential acquirer from proposing an alternative transaction that would provide superior value to Western Refining stockholders than the merger.

•	The fact that Western Refining’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of Western Refining’s stockholders generally, including certain interests arising from the employment and compensation arrangements of Western Refining’s executive officers, and the manner in which they would be affected by the merger.

•	Various other risks described in the section entitled “Risk Factors” beginning on page [●].

The Western Refining board considered all of these factors as a whole and unanimously concluded that they supported a determination that the proposed merger was advisable and in the best interests of Western Refining and its stockholders. The foregoing discussion of the information and factors considered by the Western Refining board is not exhaustive. In view of the wide variety of factors considered by the Western Refining board in connection with its evaluation of the merger and the complexity of these matters, the Western Refining board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above and any other factors, individual members of the Western Refining board of directors may have viewed factors differently or given different weight or merit to different factors.

In considering the recommendation of the Western Refining board that the Western Refining stockholders vote to approve and adopt the merger agreement and the transactions contemplated thereby, Western Refining stockholders should be aware that the executive officers and directors of Western Refining may have certain interests in the merger that may be different from, or in addition to, the interests of Western Refining stockholders generally. The Western Refining board was aware of these interests and considered them when approving the merger agreement and recommending that Western Refining stockholders vote to approve and adopt the merger agreement and the transactions contemplated thereby. See the section entitled “The Merger—Interests of Western Refining Directors and Executive Officers in the Merger” beginning on page [●].

The foregoing discussion of the information and factors considered by the Western Refining board is forward-looking in nature. This information should be read in light of the factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [●].

Opinion of Barclays Capital, Western Refining’s Financial Advisor

Western Refining retained Barclays as its exclusive financial advisor in connection with a potential strategic transaction with Tesoro and other strategic alternatives. On November 16, 2016, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Western Refining board of directors that, as of such date and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in its written opinion, the per share merger consideration to be offered to the holders of Western Refining common stock (other than excluded shares) is fair, from a financial point of view, to such holders in the merger.

The full text of Barclays’ written opinion, dated as of November 16, 2016, is attached to this joint proxy statement/prospectus as Annex E, and is incorporated by reference herein in its entirety. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the Western Refining board of directors, addressed only the fairness, from a financial point of view, of the per share merger consideration to be offered to the holders of Western Refining common stock (other than excluded shares) and did not address any other term or aspect of the merger agreement or the merger. Elections by Western Refining stockholders for the cash consideration will be subject to proration and adjustment procedures set forth in the merger agreement, as to which procedures Barclays expressed no view or opinion. Barclays’ opinion does not constitute a recommendation to any stockholder of Western Refining as to how such stockholder should vote with respect to the merger or any other matter, including whether such stockholder should continue to hold or sell its Western Refining common stock prior to or after the Western Refining special meeting or elect to receive the cash consideration or the stock consideration, or make no election, in the merger. The terms of the merger were determined through arm’s-length negotiations between Western Refining and Tesoro and were unanimously approved by the board of directors of Western Refining. Barclays did not recommend any specific form of consideration to Western Refining or that any specific form of consideration constituted the only appropriate consideration for the merger. Barclays was not requested to address, and its opinion does not in any manner address, Western Refining’s underlying business decision to proceed with or effect the merger. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, (i) the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the per share merger consideration to be offered to the holders of Western Refining common stock in the merger or otherwise; (ii) the allocation of the per share merger consideration as among holders of Western Refining common stock who receive the cash consideration or the stock consideration; or (iii) the relative fairness of the cash consideration and the stock consideration.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed a draft of the merger agreement, dated as of November 16, 2016, and the specific terms of the merger;

•	reviewed and analyzed a draft of a form of voting and support agreement, dated as of November 13, 2016, by and among Western Refining, Tesoro, Merger Sub 1, and Merger Sub 2, on the one hand, and each of (a) Paul L. Foster and Franklin Mountain Investments, LP, (b) Jeff A. Stevens and (c) Scott D. Weaver, on the other;

•	reviewed and analyzed publicly available information concerning Western Refining and Tesoro that it believed to be relevant to its analysis, including certain annual and quarterly reports filed by Western Refining and Tesoro with the SEC;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Western Refining furnished to it by Western Refining, including financial projections of Western Refining prepared by management of Western Refining, which is referred to as the Western Refining unaudited forecasted financial information throughout this section. For more information, see the section entitled “The Merger—Unaudited Forecasted Financial Information—Unaudited Forecasted Financial Information Prepared by Western Refining” beginning on page [●];

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Tesoro, furnished to it by Tesoro and Western Refining, including (a) 2017-2019 financial projections of Tesoro prepared by management of Tesoro as extended by Western Refining (i) for

2020-2021 and (ii) to determine the terminal value, which is referred to as the Tesoro extended unaudited forecasted financial information throughout this section, and (b) Tesoro extended unaudited forecasted financial information, as adjusted by management of Western Refining, which is referred to as the Tesoro adjusted unaudited forecasted financial information throughout this section. For more information, see the section entitled “The Merger—Unaudited Forecasted Financial Information—Unaudited Forecasted Financial Information Prepared by Western Refining” beginning on page [●];

•	reviewed and analyzed the trading history of the Western Refining common stock from November 16, 2013 to November 16, 2016 and the trading history of Tesoro common stock over the same period;

•	reviewed and analyzed a comparison of the historical financial results and present and projected financial condition of Western Refining and Tesoro, in each case, with those of other companies that it deemed relevant;

•	reviewed and analyzed a comparison of certain of the financial terms of the merger with the financial terms of certain other transactions that it deemed relevant;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of Western Refining and Tesoro;

•	reviewed and analyzed the pro forma impact of the merger on the future financial performance of the combined company, including any financial, operational or commercial benefits that are achieved as a result of the merger, which are referred to as the synergies throughout this section; the synergies may include cost savings, operating synergies and other strategic benefits resulting from the merger, including the anticipated cost of achieving such synergies and benefits, furnished to it by Tesoro, as approved by management of Western Refining for Barclays’ use in its analysis;

•	had discussions with the management of Western Refining and Tesoro concerning their respective business, operations, assets, liabilities, financial condition and prospects; and

•	undertook such other studies, analyses and investigations as it deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by it without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information) and further relied upon the assurances of the management of Western Refining that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Upon the advice and at the direction of Western Refining, Barclays assumed that the Western Refining unaudited forecasted financial information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Western Refining as to the financial performance of Western Refining and that Western Refining would perform substantially in accordance with such projections. With respect to the Tesoro extended unaudited forecasted financial information, upon the advice and at the direction of Western Refining, Barclays assumed that such information (to the extent prepared by Tesoro) was reasonably prepared on a basis reflecting the best currently available estimates and judgments of Tesoro as to the financial performance of Tesoro. With respect to the Tesoro adjusted unaudited forecasted financial information, upon the advice and at the direction of Western Refining, Barclays assumed that such information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Western Refining as to the financial performance of Tesoro and that Tesoro would perform substantially in accordance with such projections. With respect to the synergies, upon the advice and at the direction of Western Refining, Barclays assumed that the synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Tesoro (as approved by management of Western Refining), including as to the amount, timing and cost of realization. Barclays relied, at the direction of the board of directors of Western Refining, on the Western Refining unaudited forecasted financial information, the Tesoro extended unaudited forecasted financial information, the Tesoro adjusted unaudited forecasted financial information and the synergies, and Barclays assumed no responsibility for and it expressed no view as to the estimates or the assumptions on which the projections were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Western Refining or those of Tesoro and did not make or obtain any evaluations or appraisals of the assets or liabilities of Western Refining or those of Tesoro. Barclays’ opinion necessarily was based upon market, economic, regulatory and other conditions as they existed on, and could be evaluated as of November 16, 2016. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may occur after November 16, 2016. In addition, Barclays expressed no opinion as to the prices at which (i) the Western Refining common stock or Tesoro common stock will trade at any time following the announcement of the merger or (ii) the Tesoro common stock will trade at any time following the consummation of the merger. Barclays’ opinion should not be viewed as providing any assurance that the market value of the Tesoro common stock to be held by the stockholders of Western Refining after the consummation of the merger will be in excess of the market value of the shares of the Western Refining common stock owned by such stockholders at any time prior to the announcement or consummation of the merger.

In arriving at its opinion, Barclays assumed that the executed merger agreement would conform in all material respects to the last draft reviewed by Barclays. Barclays also assumed, upon the advice of Western Refining, that all governmental, regulatory and third party approvals, consents and releases for the merger, that in each case were material to Barclays’ analyses and its opinion, would be obtained within the constraints contemplated by the merger agreement and that the merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof or change in any applicable law. Barclays did not express any opinion as to any tax or other consequences that might result from the merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood that Western Refining had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of Western Refining common stock or Tesoro common stock but rather made its determination as to fairness, from a financial point of view, of the per share merger consideration to be offered to the holders of Western Refining common stock (other than excluded shares) on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of the Financial Analyses of Western Refining’s Financial Advisor

The following is a summary of the material financial analyses as presented by Barclays to the board of directors of Western Refining in connection with rendering its opinion described above. The following summary does not purport to be a complete description of the financial analyses performed or factors considered by Barclays nor does the order of analyses described represent the relative importance or weight given to those analyses by Barclays. Barclays may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Barclays’ view of the actual values of Western Refining or Tesoro. Some of the summaries of the financial analyses set forth below include information presented in tabular format. The tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Barclays. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying the financial analyses of Barclays and its opinion. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Western Refining or any other parties to the merger. None of Western Refining, Tesoro, Merger Sub 1, Merger Sub 2, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 16, 2016 (the last trading day before the public announcement of the merger) and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis Based on Management Projections

In order to estimate the present value of Western Refining common stock and Tesoro common stock, Barclays performed a discounted cash flow, which is referred to as DCF, analysis of Western Refining and Tesoro as standalone companies, excluding the synergies. A DCF analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Western Refining as a standalone company using the DCF methodology, Barclays utilized the after-tax unlevered free cash flows (defined as consolidated net income plus depreciation and amortization and tax-adjusted interest expense, less capital expenditures and adjusted for other non-cash items) for fiscal years 2017 through 2021 implied by the Western Refining unaudited forecasted financial information, which, at the direction of Western Refining management, were adjusted to exclude consolidated MLP capital expenditures and related pre-tax asset sale proceeds associated with projected asset sales from Western Refining to MLP. The projected after-tax unlevered free cash flows for Western Refining considered in the DCF analysis are summarized below.

($ in millions)	After-Tax Unlevered Free Cash Flows – Western Refining unaudited forecasted financial information
2017E	$273
2018E	$310
2019E	$451
2020E	$825
2021E	$923

Barclays also utilized a Western Refining terminal value range calculated as the product of (a) an estimate of Western Refining terminal earnings before interest, taxes, depreciation and amortization, which is referred to in this section as EBITDA, provided by Western Refining management based on the Western Refining unaudited forecasted financial information and (b) a terminal EBITDA multiple range of 5.50x to 6.50x. The terminal EBITDA multiples were selected based on Barclays’ professional judgment and experience, taking into account information from the selected comparable company analysis (as further described in this section), selected precedent transactions analysis (as further described in this section) and historical one-year forward EBITDA trading multiples for Western Refining, Tesoro and certain other publicly traded companies. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, the analysis used to determine a terminal EBITDA multiple range involves complex considerations and judgments concerning differences in industry fundamentals between historical and current time periods, company financial and operating characteristics and other factors that were specific to precedent transactions or could affect the public trading or other values of the companies to which Western Refining was compared. For purposes of calculating the terminal value range, the terminal EBITDA estimate provided by Western Refining management was based on Western Refining’s 2021 EBITDA estimate, adjusted to reflect five-year (2017-2021) average refining utilization rates, per barrel margins and per barrel operating expenses. Calculations were based on the Western Refining unaudited forecasted financial information, using assumptions that Barclays was directed to use by Western Refining management.

The after-tax unlevered free cash flows and terminal value range for Western Refining were then discounted to an assumed transaction closing date of January 1, 2017 to derive an implied enterprise value range. This calculation used a discount rate range of 8.75% to 9.75%, which was chosen by Barclays based upon its analysis of the weighted average cost of capital, which is referred to as WACC, for Western Refining.

Barclays derived its WACC range for Western Refining by reviewing certain metrics of Western Refining, Tesoro, and selected companies listed in the section entitled “The Merger—Opinion of Barclays Capital, Western Refining’s Financial Advisor—Selected Comparable Company Analysis” beginning on page [●] below, including a five-year raw historical weekly beta per Bloomberg (as of November 11, 2016), market value of debt and market value of equity, each based on market data as of November 11, 2016, total capitalization, debt to equity ratio, debt in relation to debt plus equity, cost of debt, marginal tax rates for Western Refining and Tesoro as provided by Western Refining management, marginal tax rates for comparable companies using an assumed marginal tax rate and unlevered beta.

An implied equity value range for Western Refining was derived from the implied enterprise value range by subtracting the total projected consolidated debt of Western Refining at December 31, 2016 (as reflected in the Western Refining unaudited forecasted financial information), adding the projected consolidated cash of Western Refining at December 31, 2016 (as reflected in the Western Refining unaudited forecasted financial information) and subtracting the market value as of November 11, 2016 of MLP limited partner units not held by Western Refining. The implied Western Refining equity value range so derived was then converted to an implied Western Refining equity value per share reference range using the then current fully diluted share count provided by Western Refining management. The results of the analysis implied an equity value per share reference range for shares of Western Refining common stock of $35.75 to $45.00.

To calculate the estimated enterprise value of Tesoro using the DCF methodology, Barclays utilized the after-tax unlevered free cash flows (defined as consolidated net income plus depreciation and amortization and tax-adjusted interest expense, less capital expenditures and adjusted for other non-cash items) for fiscal years 2017 through 2021, implied by both the Tesoro extended unaudited forecasted financial information and the Tesoro adjusted unaudited forecasted financial information, which, at the direction of Western Refining management, were adjusted to exclude consolidated TLLP capital expenditures and related pre-tax asset sale proceeds associated with projected asset sales from Tesoro to TLLP. The projected after-tax unlevered free cash flows for Tesoro considered in the DCF analysis are summarized below.

($ in millions)	After-Tax Unlevered Free Cash Flows – Tesoro extended unaudited forecasted financial information	After-Tax Unlevered Free Cash Flows – Tesoro adjusted unaudited forecasted financial information
2017E	$706	$766
2018E	$1,042	$922
2019E	$1,400	$1,191
2020E	$1,675	$1,501
2021E	$1,577	$1,437

Barclays also utilized Tesoro terminal value ranges calculated as the product of (a) an estimate of terminal EBITDA provided by Western Refining management based on the Tesoro extended unaudited forecasted financial information and the Tesoro adjusted unaudited forecasted financial information, as appropriate and (b) a terminal EBITDA multiple range of 5.50x to 6.50x. The terminal EBITDA multiples were selected based on Barclays’ professional judgment and experience, taking into account information from the selected comparable company analysis (as further described in this section), selected precedent transactions analysis (as further described in this section) and historical one-year forward EBITDA trading multiples for Western Refining, Tesoro and certain other publicly traded companies. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, the analysis used to determine a terminal EBITDA multiple range involves complex considerations and judgments concerning differences in industry fundamentals between historical and current time periods, company financial and operating characteristics and other factors that were specific to precedent transactions or could affect the public trading or other values of the companies to which Tesoro was compared. For purposes of calculating the terminal value range, the terminal EBITDA estimates provided by Western Refining management were based on estimates of Tesoro’s 2021 EBITDA in the Tesoro extended unaudited forecasted financial information and Tesoro adjusted unaudited forecasted financial information, as appropriate, adjusted to reflect five-year (2017-2021) average refining utilization rates, per barrel margins and per barrel operating expenses. Calculations were based on the Tesoro extended unaudited forecasted financial information and Tesoro adjusted unaudited forecasted financial information, using assumptions that Barclays was instructed to use by Western Refining management.

The after-tax unlevered free cash flows and terminal value range for Tesoro were then discounted to an assumed transaction closing date of January 1, 2017 to derive an implied enterprise value range. This calculation used a discount rate range of 8.25% to 9.25%, which was chosen by Barclays based upon its analysis of the WACC for Tesoro.

Barclays derived its WACC range for Tesoro by reviewing certain metrics of Western Refining, Tesoro, and selected companies listed under the caption “Selected Comparable Company Analysis” in this section, including a five-year raw historical weekly beta per Bloomberg (as of November 11, 2016), market value of debt and market value of equity, each based on market data as of November 11, 2016, total capitalization, debt to equity ratio, debt in relation to debt plus equity, cost of debt, marginal tax rates for Western Refining and Tesoro as provided by Western Refining management, marginal tax rates for comparable companies using an assumed marginal tax rate and unlevered beta.

An implied equity value range for Tesoro was derived from the implied enterprise value range by subtracting the total expected consolidated debt of Tesoro at December 31, 2016 (as reflected in the Tesoro extended unaudited forecasted financial information), adding the total expected consolidated cash of Tesoro at December 31, 2016 (as reflected in the Tesoro extended unaudited forecasted financial information) and subtracting the market value as of November 11, 2016 of TLLP limited partner units not held by Tesoro. The implied Tesoro equity value range so derived was then converted to an implied Tesoro equity value per share reference range using the then current fully diluted share count provided by Tesoro management (as approved by Western Refining management for Barclays’ use in its analysis). The results of the analysis implied an equity value per share reference range for shares of Tesoro common stock of $87.50 to $113.00 (based on the Tesoro extended unaudited forecasted financial information) and $76.75 to $100.25 (based on the Tesoro adjusted unaudited forecasted financial information).

Discounted Cash Flow Analysis Based on Equity Analyst Estimates

Barclays also performed a DCF analysis using equity analyst estimates instead of management forecasts, which is referred to as the analyst-based DCF methodology.

To calculate the estimated enterprise value of Western Refining using the analyst-based DCF methodology, Barclays utilized the implied after-tax unlevered free cash flows for Western Refining for fiscal years 2017 through 2021 based on public third-party equity research estimates for Western Refining, FactSet consensus EBITDA, earnings per share, which is referred to as EPS, and cash flow per share, which is referred to as CFPS, for Western Refining, and FactSet consensus EBITDA for MLP. In addition, Barclays calculated an implied terminal value range for Western Refining based on the product of (a) an estimate of terminal EBITDA and (b) a terminal EBITDA multiple range of 5.50x to 6.50x. The terminal EBITDA multiples were selected based on Barclays’ professional judgment and experience, taking into account information from the selected comparable company analysis (as further described in this section), selected precedent transactions analysis (as further described in this section) and historical one-year forward EBITDA trading multiples for Western Refining, Tesoro and certain other publicly traded companies. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, the analysis used to determine a terminal EBITDA multiple range involves complex considerations and judgments concerning differences in industry fundamentals between historical and current time periods, company financial and operating characteristics and other factors that were specific to precedent transactions or could affect the public trading or other values of the companies to which Western Refining was compared. For purposes of calculating the terminal value range, the estimated terminal EBITDA was implied based on 2021 EBITDA, as adjusted to reflect five-year average (2017-2021) refining throughput and gross margin.

The after-tax unlevered free cash flows and terminal value range for Western Refining were then discounted to an assumed transaction closing date of January 1, 2017 to derive an implied enterprise value range. This calculation used a discount rate range of 8.75% to 9.75%, which was chosen by Barclays based upon its analysis of the WACC for Western Refining. Barclays derived its WACC range for Western Refining by reviewing the same metrics as were reviewed in deriving the WACC range utilized in the DCF analysis based on the Western Refining unaudited forecasted financial information.

An implied equity value range for Western Refining was derived from the implied enterprise value range by subtracting the total projected consolidated debt of Western Refining at December 31, 2016 (as reflected in the Western Refining unaudited forecasted financial information), adding the total projected consolidated cash of Western Refining at December 31, 2016 (as reflected in the Western Refining unaudited forecasted financial information) and subtracting the market value as of November 11, 2016 of MLP limited partner units not held by Western Refining. The implied Western Refining equity value range so derived was then converted to an implied Western Refining equity value per share reference range using the then current fully diluted share count provided by Western Refining management. The results of the analysis implied an equity value per share reference range for shares of Western Refining common stock of $24.00 to $31.00.

To calculate the estimated enterprise value of Tesoro using the analyst-based DCF methodology, Barclays utilized the implied after-tax unlevered free cash flows for Tesoro for fiscal years 2017 through 2021 based on public third-party equity research estimates for Tesoro, FactSet consensus EBITDA, EPS, and CFPS for Tesoro, and FactSet consensus EBITDA for TLLP. In addition, Barclays calculated an implied terminal value range for Tesoro based on the product of (a) an estimate of terminal EBITDA and (b) a terminal EBITDA multiple range of 5.50x to 6.50x. The terminal EBITDA multiples were selected based on Barclays’ professional judgment and experience, taking into account information from the selected comparable company analysis (as further described in this section), selected precedent transactions analysis (as further described in this section) and historical one-year forward EBITDA trading multiples for Western Refining, Tesoro and certain other publicly traded companies. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, the analysis used to determine a terminal EBITDA multiple range involves complex considerations and judgments concerning differences in industry fundamentals between historical and current time periods, company financial and operating characteristics and other factors that were specific to precedent transactions or could affect the public trading or other values of the companies to which Tesoro was compared. For purposes of calculating the terminal value range, the estimated terminal EBITDA was implied based on 2021 EBITDA, as adjusted to reflect five-year average (2017-2021) refining throughput and gross margin.

The after-tax unlevered free cash flows and terminal value range for Tesoro were then discounted to an assumed transaction closing date of January 1, 2017 to derive an implied enterprise value range. This calculation used a discount rate range of 8.25% to 9.25%, which was chosen by Barclays based upon its analysis of the WACC for Tesoro. Barclays derived its WACC range for Tesoro by reviewing the same metrics as were reviewed in deriving the WACC range utilized in the DCF analysis based on the Tesoro extended unaudited forecasted financial information and the Tesoro adjusted unaudited forecasted financial information.

An implied equity value range for Tesoro was derived from the implied enterprise value range by subtracting the total expected consolidated debt of Tesoro at December 31, 2016 (as reflected in the Tesoro extended unaudited forecasted financial information), adding the total expected consolidated cash of Tesoro at December 31, 2016 (as reflected in the Tesoro extended unaudited forecasted financial information) and subtracting the market value as of November 11, 2016 of TLLP limited partner units not held by Tesoro. The implied Tesoro equity value range so derived was then converted to an implied Tesoro equity value per share reference range using the then current fully diluted share count provided by Tesoro management (as approved by Western Refining management for Barclays’ use in its analysis). The results of the analysis implied an equity value per share reference range for shares of Tesoro common stock of $73.25 to $96.75.

Selected Comparable Company Analysis

Barclays reviewed and compared certain financial information, ratios and multiples for Western Refining, Tesoro and certain other publicly traded companies. Barclays calculated and compared the financial information, ratios and multiples (i) for Western Refining, based on FactSet consensus estimates as of November 11, 2016, (ii) for Tesoro, based on FactSet consensus estimates as of November 11, 2016, (iii) for the selected comparable companies, based on information that Barclays obtained from public filings, public third-party equity research and FactSet consensus estimates as of November 11, 2016 and (iv) the closing share prices for common stock of Western Refining, Tesoro and the selected comparable companies from publicly available market data as of November 11, 2016.

Barclays reviewed historical and projected financial data for five selected publicly traded refining and marketing companies that Barclays, based on its experience in the industry and judgment as a financial advisor, deemed comparable to Western Refining and Tesoro with respect to a number of factors including size, operational profile and other business characteristics. None of the selected companies used in this analysis is identical or directly comparable to Western Refining or Tesoro. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Western Refining and Tesoro were compared.

The companies that Barclays selected as comparable were:

•	Phillips 66

•	Marathon Petroleum Corporation

•	Valero Energy Corporation

•	HollyFrontier Corporation

•	PBF Energy Inc.

Barclays calculated and analyzed for Western Refining, Tesoro and each of the selected companies the enterprise value as a multiple of the company’s estimated EBITDA for 2017 and 2018. The enterprise value of each company was obtained by taking the sum of the market value of its common equity and adjusting for debt, cash and the market value of non-controlling interests. All of the calculations were performed, and based on, publicly available financial data and closing prices as of November 11, 2016.

Barclays derived comparable company reference valuation multiple ranges by analyzing and reviewing projected EBITDA valuation multiples for the five selected company comparables below for 2017E and 2018E. In performing its analysis of the selected comparable companies, Barclays noted the 2017E median and mean implied multiples of 7.3x and 7.0x, respectively and the 2018E median and mean implied multiples of 6.8x and 6.6x, respectively. In deriving the 2017E and 2018E reference multiple ranges of 6.5x-7.5x and 6.0x-7.0x for 2017E and 2018E, respectively, Barclays took into consideration the implied 2017E and 2018E EBITDA valuation multiples for each of the selected comparable companies and applied its judgment as to the appropriate reference multiple ranges based on its familiarity with the selected comparable companies and knowledge of the industry in which they operate.

	2017E	2018E
Phillips 66	8.5x	7.9x
Marathon Petroleum Corporation	7.7x	7.4x
Valero Energy Corporation	5.6x	5.4x
HollyFrontier Corporation	7.3x	6.8x
PBF Energy Inc.	5.8x	5.3x

Median	7.3x	6.8x
Mean	7.0x	6.6x

The results of the selected comparable company analysis are summarized below.

	Comparable Company Enterprise Value Multiple of EBITDA Reference Range:		Company Enterprise Value Multiple of EBITDA
Year	Low	High	Western Refining	Tesoro
2017E	6.5x	7.5x	7.2x	6.5x
2018E	6.0x	7.0x	6.1x	6.4x

To calculate an implied enterprise value range for Western Refining, Barclays multiplied (a) the low and high multiples of the comparable company enterprise value multiple of EBITDA reference range and (b) the FactSet consensus estimates of 2017 and 2018 EBITDA for Western Refining. An implied equity value range for Western Refining was calculated by subtracting the total projected consolidated debt of Western Refining at December 31, 2016 (as reflected in the Western Refining unaudited forecasted financial information) from the implied enterprise value range, adding the total projected consolidated cash of Western Refining at December 31, 2016 (as reflected in the Western Refining unaudited forecasted financial information) and subtracting the market value as of November 11, 2016 of MLP limited partner units not held by Western Refining. The implied Western Refining equity value range so derived was then converted to an implied Western Refining equity value per share reference range using the then current fully diluted share count provided by Western Refining management. The results of this analysis implied an equity value per share reference range for shares of Western Refining common stock of $24.75 to $36.25.

To calculate an implied enterprise value range for Tesoro, Barclays multiplied (a) the low and high multiples of the comparable company enterprise value multiple of EBITDA reference range and (b) the FactSet consensus estimates of 2017 and 2018 EBITDA for Tesoro. An implied equity value range for Tesoro was calculated by subtracting the total expected consolidated debt of Tesoro at December 31, 2016 (as reflected in the Tesoro extended unaudited forecasted financial information) from the implied enterprise value range, adding the total expected consolidated cash of Tesoro at December 31, 2016 (as reflected in the Tesoro extended unaudited forecasted financial information) and subtracting the market value as of November 11, 2016 of TLLP limited partner units not held by Tesoro. The implied Tesoro equity value range so derived was then converted to an implied Tesoro equity value per share reference range using the then current fully diluted share count provided by Tesoro management (as approved by Western Refining management for Barclays’ use in its analysis). The results of this analysis implied an equity value per share reference range for shares of Tesoro common stock of $72.75 to $103.00.

Sum of Parts Analysis

With respect to Western Refining, Barclays performed a sum of parts analysis by performing separate, market-based valuations of Western Refining’s: (i) refining business (net of corporate and other expenses), (ii) retail business, (iii) midstream business (excluding its general partner and limited partner interests in MLP), (iv) general partner interests in MLP and (v) limited partner interests in MLP. Barclays calculated the sum of the implied refining value range, implied midstream value range, implied retail value range and implied MLP value range, using the following methodologies:

(i)	Refining: 2017 and 2018 enterprise value to EBITDA multiples for eight selected C-corporation refining comparables using FactSet consensus estimates. In addition to the five companies considered in the selected comparable company analysis, the following companies were considered:

•	Delek US Holdings, Inc.

•	Alon USA Energy, Inc.

•	Tesoro

Multiples were applied to by Western Refining’s 2017 and 2018 estimated refining EBITDA, net of corporate and other expenses (as reflected in the Western Refining unaudited forecasted financial information).

(ii)	Retail: 2017 enterprise value to EBITDA multiples for four selected public retail comparables using FactSet consensus estimates. Multiples were applied to Western Refining’s 2017 estimated retail EBITDA (as reflected in the Western Refining unaudited forecasted financial information). The following companies were considered:

•	Alimentation Couche-Tard Inc.

•	Casey’s General Stores, Inc.

•	CST Brands, Inc.

•	Murphy USA Inc.

(iii)	Midstream: One-year forward EBITDA multiples for 44 selected logistics dropdown transactions since 2015 obtained from public filings, public news sources and public third-party equity research. Multiples were applied to Western Refining’s 2017 estimated midstream EBITDA (excluding expected contributions from Western Refining’s general partner and limited partner interests in MLP) (as reflected in the Western Refining unaudited forecasted financial information).

(iv)	General Partner MLP Interests: 2017 and 2018 estimated Distributed Cash Flow multiples for nine selected public general partner holding company comparables using public third-party equity research estimates. Multiples were applied to 2017 and 2018 estimated general partner distributions to Western Refining from MLP (as reflected in the Western Refining unaudited forecasted financial information). The following companies were considered:

•	Alliance Holdings GP, L.P.

•	Energy Transfer Equity, L.P.

•	EnLink Midstream, LLC

•	EQT GP Holdings, LP

•	Nustar GP Holdings, LLC

•	ONEOK, Inc.

•	Tallgrass Energy GP, LP

•	Western Gas Equity Partners, LP

•	The Williams Companies, Inc.

(v)	Limited Partner MLP Interests: Market value as of November 11, 2016 of MLP limited partner units held by Western Refining.

The sum of the refining, retail, midstream, general partner MLP interests and limited partner MLP interests value ranges implied a consolidated enterprise value range for Western Refining as a whole, excluding the value of Western Refining’s non-controlling interests in MLP. The following adjustments were made to this implied Western Refining enterprise value range in order to derive an implied Western Refining equity value range: (i) the subtraction of the total expected debt of Western Refining at December 31, 2016, excluding debt of MLP and as reflected in the Western Refining unaudited forecasted financial information and (ii) the addition of expected cash of Western Refining at December 31, 2016, excluding cash of MLP and as reflected in the Western Refining unaudited forecasted financial information. The implied Western Refining equity value range so derived was then converted to an implied Western Refining equity value per share reference range using the then current fully diluted share count provided by Western Refining management. The results of this analysis implied a per share reference value range for shares of Western Refining common stock of $26.00 to $35.00.

With respect to Tesoro, Barclays performed a sum of parts analysis by performing separate, market-based valuations of Tesoro’s: (i) refining business (net of corporate and other expenses), (ii) retail business, (iii) general partner interests in TLLP and (iv) limited partner interests in TLLP. Barclays calculated the sum of the implied refining value range, implied midstream value range, implied retail value range and implied TLLP value range, using the following methodologies:

(i)	Refining: 2017 and 2018 enterprise value to EBITDA multiples for eight selected C-corporation refining comparables using FactSet consensus estimates. In addition to the five companies considered in the selected comparable company analysis, the following companies were considered:

•	Delek US Holdings, Inc.

•	Alon USA Energy, Inc.

•	Western Refining

Multiples were applied to Tesoro’s 2017 and 2018 estimated refining EBITDA, net of corporate and other expenses, using the Tesoro adjusted unaudited forecasted financial information.

(ii)	Retail: 2017 enterprise value to EBITDA multiples for four selected public retail comparables using FactSet consensus estimates. Multiples were applied to Tesoro’s 2017 estimated retail EBITDA, using the Tesoro adjusted unaudited forecasted financial information. The following companies were considered:

•	Alimentation Couche-Tard Inc.

•	Casey’s General Stores, Inc.

•	CST Brands, Inc.

•	Murphy USA Inc.

(iii)	General Partner MLP Interests: 2017 and 2018 estimated Distributed Cash Flow multiples for nine selected public general partner holding company comparables using public third-party equity research estimates. Multiples were applied to 2017 and 2018 estimated general partner distributions from TLLP, using the Tesoro adjusted unaudited forecasted financial information. The following companies were considered:

•	Alliance Holdings GP, L.P.

•	Energy Transfer Equity, L.P.

•	EnLink Midstream, LLC

•	EQT GP Holdings, LP

•	Nustar GP Holdings, LLC

•	ONEOK, Inc.

•	Tallgrass Energy GP, LP

•	Western Gas Equity Partners, LP

•	The Williams Companies, Inc.

(iv)	Limited Partner MLP Interests: Market value as of November 11, 2016 of TLLP limited partner units held by Tesoro, as of November 11, 2016.

The sum of the refining, retail, general partner MLP interests and limited partner MLP interests value ranges implied a consolidated enterprise value range for Tesoro as a whole, excluding the value of Tesoro’s non-controlling interests in TLLP. The following adjustments were made to this implied Tesoro enterprise value range in order to derive an implied Tesoro equity value range: (i) the subtraction of the total expected debt of Tesoro at December 31, 2016, excluding debt of TLLP and as reflected in the Tesoro extended unaudited forecasted financial information and (ii) the addition of expected cash of Tesoro at December 31, 2016, excluding cash of TLLP and as reflected in the Tesoro extended unaudited forecasted financial information. The implied Tesoro equity value range so derived was then converted to an implied Tesoro equity value per share reference range using the then current fully diluted share count provided by Tesoro management (as approved by Western Refining management for Barclays’ use in its analysis). The results of this analysis implied a per share reference value range for shares of Tesoro common stock of $119.00 to $146.50.

Barclays derived comparable company reference multiple ranges for its valuations of Western Refining and Tesoro using the following methodologies:

(i)	Refining: Barclays derived refining reference valuation multiple ranges by analyzing and reviewing projected EBITDA valuation multiples for C-corporation refining companies below for 2017E and 2018E, which were selected by Barclays using its industry knowledge and best judgment. In performing its analysis, Barclays noted the 2017E median and mean implied multiples of 7.1x and 6.8x, respectively and the 2018E median and mean implied multiples of 6.1x and 6.2x, respectively. In deriving the 2017E and 2018E reference multiple ranges of 5.0x-6.0x and 4.5x-5.5x for 2017E and 2018E, respectively, Barclays took into consideration the implied 2017E and 2018E EBITDA valuation multiples for each of the selected comparable companies and applied its judgment as to the appropriate reference multiple ranges based on its familiarity with the selected comparable companies and knowledge of the industry in which they operate. Barclays finalized the reference multiple ranges with particular emphasis on the trading multiples for C-corporation refining companies that derive a greater percentage of total EBITDA from their refining segments.

	2017E	2018E
Phillips 66	8.5x	7.9x
Marathon Petroleum Corporation	7.7x	7.4x
Valero Energy Corporation	5.6x	5.4x
HollyFrontier Corporation	7.3x	6.8x
PBF Energy Inc.	5.8x	5.3x
Delek US Holdings, Inc.	7.1x	6.1x
Alon USA Energy, Inc.	5.8x	4.8x
Tesoro	6.5x	6.4x
Western Refining	7.2x	6.1x

Median	7.1x	6.1x
Mean	6.8x	6.2x

(ii)	Retail: Barclays derived retail reference valuation multiple ranges by analyzing and reviewing the projected EBITDA valuation multiples for the four public retail comparables below for 2017E, which were selected by Barclays using its industry knowledge and best judgment. In performing its analysis, Barclays noted the 2017E median implied multiple of 8.1x. In deriving the 2017E reference multiple range of 7.0x-8.5x, Barclays took into consideration the implied 2017E EBITDA valuation multiples for each of the selected comparable companies and applied its judgment as to the appropriate reference multiple range based on its familiarity with the selected comparable companies and knowledge of the industry in which they operate.

2017E
Alimentation Couche-Tard Inc.	8.5x
Casey’s General Stores, Inc.	7.7x
CST Brands, Inc.	9.9x
Murphy USA Inc.	6.4x

Median	8.1x

(i)	Midstream: Barclays derived the midstream reference valuation multiple range by analyzing and reviewing the projected EBITDA purchase price multiples for 44 logistics drop down transactions, which were selected by Barclays using its industry knowledge and best judgment. In performing its analysis, Barclays noted the 2017E median and mean implied multiples of 8.7x and 8.6x, respectively. In deriving the 2017E reference multiple range of 8.0x-10.0x, Barclays took into consideration the implied 2017E EBITDA purchase price multiples for the 40 transactions with publicly available EBITDA data and applied its judgment as to the appropriate reference multiple range based on its familiarity with the selected logistics drop down transactions and knowledge of the industry in which they occurred.

(ii)	General Partner MLP Interests: Barclays derived general partner MLP interests reference valuation multiple ranges by analyzing and reviewing the projected distributed cash flow valuation multiples for the nine public general partner holding company comparables below for 2017E and 2018E, which were selected by Barclays using its industry knowledge and best judgment. In performing its analysis, Barclays noted the 2017E median implied multiple of 20.3x and the 2018E median implied multiple of 15.7x. In deriving the 2017E and 2018E reference multiple ranges of 17.5x-22.5x and 12.5x-17.5x for 2017E and 2018E, respectively, Barclays took into consideration the implied 2017E and 2018E distributed cash flow valuation multiples for each of the selected comparable companies and applied its judgment as to the appropriate reference multiple ranges based on its familiarity with the selected comparable companies and knowledge of the industry in which they operate.

	2017E	2018E
Alliance Holdings GP, L.P.	11.1x	11.1x
Energy Transfer Equity, L.P.	12.8x	12.0x
EnLink Midstream, LLC	39.6x	39.5x
EQT GP Holdings, LP	30.7x	21.1x
Nustar GP Holdings, LLC	12.5x	11.5x
ONEOK, Inc.	22.2x	20.4x
Tallgrass Energy GP, LP	20.3x	13.8x
Western Gas Equity Partners, LP	26.6x	19.8x
The Williams Companies, Inc.	15.6x	15.7x

Median	20.3x	15.7x

The multiples used in the sum of parts analysis for both Western Refining and Tesoro are summarized below.

	Metric	Reference Multiple Range
		Low	High
Refining (net of corporate and other expenses)	2017E EBITDA 2018E EBITDA	5.0x 4.5x	6.0x 5.5x
Retail	2017E EBITDA	7.0x	8.5x
Midstream (excluding general and limited partner interests in MLP)	2017E EBITDA	8.0x	10.0x
General Partner MLP Interests	2017E Distributed Cash Flow 2018E Distributed Cash Flow	17.5x 12.5x	22.5x 17.5x

Selected Precedent Transactions Analysis

Barclays conducted an analysis of selected precedent transactions for both Western Refining and Tesoro. In conducting its analysis, Barclays reviewed and compared selected corporate transactions that it, based on its experience in the industry, experience with merger and acquisition transactions and judgment as a financial advisor, deemed relevant based on a number of factors including the similarity of the companies in the selected precedent transactions to Western Refining and Tesoro with respect to the size, operational profile and other business characteristics.

The reasons for, and the circumstances surrounding, each of the selected precedent transactions analyzed were diverse, and there are inherent differences in the business, operations, financial conditions and prospects of Western Refining, Tesoro and the companies included in the selected precedent transactions analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transactions analysis would not be particularly meaningful in the context of considering the merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the merger.

The following table sets forth the corporate transactions that Barclays in its professional judgment deemed generally relevant for comparative purposes and the results of its analysis:

Announcement Date	Acquiror	Target
September 23, 1996	Ultramar Corp.	Diamond Shamrock Inc.
February 4, 2001	Phillips Petroleum Co.	Tosco Corp.
May 7, 2001	Valero Energy Corp.	Ultramar Diamond Shamrock Corp.
April 25, 2005	Valero Energy Corp.	Premcor Inc.
April 28, 2005	Marathon Oil Corporation	Marathon Ashland Petroleum LLC
August 28, 2006	Western Refining, Inc.	Giant Industries, Inc.
February 22, 2011	Holly Corporation	Frontier Oil Corporation
April 30, 2012	Energy Transfer Partners, L.P.	Sunoco Logistics Partners L.P.
November 12, 2013	Western Refining, Inc.	Northern Tier Energy LP (referred to as NTI) (Western Refining’s purchase of a 38.7% limited partner interest in and, the general partner of, NTI)
December 21, 2015	Western Refining, Inc.	NTI (Western Refining’s purchase of the remaining limited partner interest in NTI)

For each of the above transactions, based on information Barclays obtained on or before November 11, 2016 from public filings, public news sources and public third-party equity research, Barclays reviewed and compared the one and two-year forward enterprise value multiples of EBITDA implied by the publicly available financial terms of each of the selected precedent transactions in order to derive implied one and two-year forward enterprise value multiple of EBITDA reference ranges. The results of the selected precedent transactions analysis are summarized below.

Precedent Transaction Enterprise Value Multiple of EBITDA Reference Range:
Year	Low	High
One-Year Forward	5.5x	6.5x
Two-Years Forward	5.5x	6.5x

Barclays derived comparable transaction reference valuation multiple ranges by analyzing and reviewing the one-year forward and two-year forward projected EBITDA purchase price multiples for the ten precedent transactions below, which were selected by Barclays using its industry knowledge and best judgment. In performing its analysis of the selected precedent transactions, Barclays noted the one-year forward median implied multiple of 6.1x and the two-year forward median implied multiple of 6.1x. In deriving the 2017E and 2018E reference multiple ranges of 5.5x-6.5x and 5.5-6.5x, respectively, Barclays took into consideration the implied one-year forward and two-year forward EBITDA purchase price multiples for each of the selected precedent transactions and applied its judgment as to the appropriate reference multiple ranges based on its familiarity with the selected precedent transactions and knowledge of the industry in which they occurred.

(acquiror/target)	One-Year Forward		Two-Year Forward
Ultramar Corp. / Diamond Shamrock Inc.	7.4	x	6.1	x
Phillips Petroleum Co. / Tosco Corp.	6.3	x	6.9	x
Valero Energy Corp. / Ultramar Diamond Shamrock Corp.	5.4	x	6.2	x
Valero Energy Corp. / Premcor Inc.	6.8	x	6.0	x
Marathon Oil Corporation / Marathon Ashland Petroleum LLC	5.2	x	4.9	x
Western Refining, Inc. / Giant Industries, Inc.	5.9	x	5.4	x

Holly Corporation / Frontier Oil Corporation	6.8	x	8.6	x
Energy Transfer Partners, L.P. / Sunoco Logistics Partners L.P.	10.7	x	10.6	x
Western Refining, Inc. / NTI (Western Refining’s purchase of a 38.7% limited partner interest in and, the general partner of, NTI)	5.8	x	4.7	x
Western Refining, Inc. / NTI (Western Refining’s purchase of the remaining limited partner interest in NTI)	5.5	x	5.1	x

Median	6.1	x	6.1	x

Barclays derived implied enterprise value ranges for Western Refining based on the product of (a) the low and high multiples of the one and two-year forward Precedent Transaction Enterprise Value Multiple of EBITDA Reference Range (see above), and (b) 2017 and 2018 estimates of EBITDA for Western Refining based on the Western Refining unaudited forecasted financial information. An implied equity value range for Western Refining was derived by subtracting the total projected consolidated debt of Western Refining at December 31, 2016 (as reflected in the Western Refining unaudited forecasted financial information) from the implied enterprise value ranges, adding the total projected consolidated cash of Western Refining at December 31, 2016 (as reflected in the Western Refining unaudited forecasted financial information) and subtracting the market value as of November 11, 2016 of MLP limited partner units not held by Western Refining. The implied Western Refining equity value range so derived was then converted to an implied Western Refining equity value per share reference range using the then current fully diluted share count provided by Western Refining management.

The results of this analysis implied an equity value per share reference range for shares of Western Refining common stock of $18.75 to $34.00.

Barclays derived implied enterprise value ranges for Tesoro based on the product of (a) the low and high multiples of the one and two-year forward Precedent Transaction Enterprise Value Multiple of EBITDA

Reference Range (see above), and (b) 2017 and 2018 estimates of EBITDA for Tesoro based on the Tesoro adjusted unaudited forecasted financial information. An implied equity value range for Tesoro was calculated by subtracting the total expected consolidated debt of Tesoro at December 31, 2016 (as reflected in the Tesoro extended unaudited forecasted financial information) from the implied enterprise value ranges, adding the total expected consolidated cash of Tesoro at December 31, 2016 (as reflected in the Tesoro extended unaudited forecasted financial information) and subtracting the market value as of November 11, 2016 of TLLP limited partner units not held by Tesoro. The implied Tesoro equity value range so derived was then converted to an implied Tesoro equity value per share reference range using the then current fully diluted share count provided by Tesoro management (as approved by Western Refining management for Barclays’ use in its analysis).

The results of this analysis implied an equity value per share reference range for shares of Tesoro common stock of $62.00 to $97.75.

Synergies Analysis

In order to value the synergies expected to be achievable by Tesoro and Western Refining on a combined basis, pro forma for the merger, Barclays analyzed estimated pre-tax synergies, as well as the expected cost to achieve those synergies, both as provided by Tesoro management and confirmed as reasonable by Western Refining management. Based on the guidance from Tesoro management (confirmed as reasonable by Western Refining management), synergies were assumed to reach a “run-rate” by 2019. Annual pre-tax synergies and the cost to achieve, as provided by Tesoro and approved by Western Refining management for Barclays’ use in its analysis, are summarized below.

($ in millions)	Annual Pre-Tax Synergies	Cost to Achieve
2017E	$140	$8
2018E	$300	$62
2019E	$350	$8
Thereafter	$350	—

Barclays utilized a DCF methodology to derive an implied after-tax valuation range for the synergies, employing marginal tax rate assumptions consistent with guidance provided by Tesoro and confirmed as reasonable by Western Refining. A 1% perpetuity growth rate was utilized to derive a terminal value for the expected synergies beyond 2019. The after-tax synergies, costs of achieving the synergies, and terminal value were discounted back to an assumed January 1, 2017 transaction closing date using an 8.0% to 10.0% discount rate range, based on both the Western Refining and Tesoro WACC analyses performed by Barclays in connection with the aforementioned Western Refining and Tesoro DCF analyses. The implied after-tax valuation range for the synergies was divided by an estimate of the fully diluted share count of Tesoro, pro forma for the merger, to derive an implied synergy value per share reference range. The estimated pro forma fully diluted Tesoro share count employed in this analysis was based on the then current Tesoro fully diluted share count (as provided by Tesoro and approved by Western Refining management for Barclays’ use in its analysis), the then current Western Refining fully diluted share count (as provided by Western Refining), and the exchange ratio, illustratively assuming all holders of Western Refining common stock elect to receive the per share merger consideration in the form of Tesoro common stock. The results of this analysis implied a synergy value per share reference range of $13.00-$16.75, relative to a share of Tesoro common stock.

Exchange Ratio Analysis

Barclays also reviewed the exchange ratio reference ranges implied by the Western Refining and Tesoro equity value per share reference ranges calculated in the analyses set forth above in this section (i.e., the “Discounted Cash Flow Analysis Based on Management Projections,” “Discounted Cash Flow Analysis Based on Equity Analyst Estimates,” “Selected Comparable Company Analysis,” “Sum of Parts Analysis” and “Selected Precedent Transactions Analysis”). Barclays compared these implied exchange ratio reference ranges with the exchange ratio. Barclays also considered its analysis of the synergies in the exchange ratio analysis. Implied exchange ratio reference ranges were evaluated both without synergies and including synergies. The implied exchange ratio reference ranges are summarized below.

	Without Synergies		Including Synergies
	Low	High	Low	High
DCF Analysis (Western Refining unaudited forecasted financial information; Tesoro adjusted unaudited forecasted financial information)	0.3566x	0.5863x	0.3056x	0.5014x
DCF Analysis (Western Refining unaudited forecasted financial information; Tesoro extended unaudited forecasted financial information)	0.3164x	0.5143x	0.2755x	0.4478x
Analyst-Based DCF	0.2481x	0.4232x	0.2115x	0.3594x
Selected Comparable Company Analysis	0.2403x	0.5017x	0.2067x	0.4252x
Sum of Parts Analysis	0.1775x	0.2941x	0.1593x	0.2652x
Selected Comparable Transactions Analysis	0.1918x	0.5484x	0.1638x	0.4533x

Barclays noted that the exchange ratio is either above or within all of the implied exchange ratio reference ranges implied by Barclays’ aforementioned analyses, as summarized in the table above.

Equity Analyst Target Prices Analysis

Barclays reviewed the price targets published by 10 and 13 equity research analysts (as of November 15, 2016) covering Western Refining and Tesoro, respectively. The per share price target range for Western Refining was $22.00 to $35.00 with a median of $29.00, and the per share price target range for Tesoro was $84.00 to $120.00 with a median of $100.00. Equity analyst target prices were used for informational purposes only and were not included in the exchange ratio analysis.

52-Week Share Price Trading Ranges

Barclays reviewed the 52-week high and low intraday share prices for Western Refining and Tesoro, as of November 16, 2016. Western Refining’s 52-week low was $18.14; its 52-week high was $46.65. Tesoro’s 52-week low was $67.80; its 52-week high was $119.67. 52-week trading ranges were used for informational purposes only and were not included in the exchange ratio analysis.

Other Factors

Barclays observed certain additional factors, including, among other things, the following:

•	In order to assess the premium offered to the holders of Western Refining common stock in the merger relative to the premiums offered to stockholders in other transactions, Barclays reviewed the data sourced from FactSet with respect to premiums paid in 232 U.S. corporate transactions, which are referred to as all deals, with implied target company transaction enterprise valuations greater than $4.0 billion since 2010. Of the 232 precedent corporate transactions reviewed, 37 were transactions in which target company stockholders received 100% stock consideration and 80 were transactions in which target company stockholders received stock consideration greater than or equal to 50% of the total consideration received. For each transaction, Barclays analyzed the implied per share premium paid by the acquiror by comparing the announced transaction value per share to the target company’s historical share price during the following periods: (i) one trading day prior to announcement, (ii) five trading days prior to announcement, (iii) 30 trading days prior to announcement and (iv) the highest closing share price during the 52-week period leading up to announcement of the transaction. The results of Barclays’ analysis of premiums paid in precedent transactions are summarized below.

Premiums on All Deals (232 Transactions)
	1-Day Premium	5-Day Premium	30-Day Premium	52-Week High
Median	20.2%	24.6%	29.4%	9.2%
Mean	26.5%	29.0%	33.0%	13.4%*
High	216.8%	211.5%	282.1%	1,150.0%*
Low	(13.4%)	(25.5%)	(30.5%)	(65.5%)

*	See discussion below regarding the subsequent correction of this number.

Premiums on All-Stock Deals (37 Transactions)
	1-Day Premium	5-Day Premium	30-Day Premium	52-Week High
Median	11.6%	12.9%	11.2%	(6.0%)
Mean	12.2%	13.9%	17.1%	(9.7%)
High	44.6%	43.1%	55.6%	18.1%
Low	(7.6%)	(10.4%)	(6.7%)	(65.5%)

Premiums on Deals ≥ 50% Stock (80 Transactions)
	1-Day Premium	5-Day Premium	30-Day Premium	52-Week High
Median	19.7%	24.1%	28.9%	7.9%
Mean	17.8%	19.8%	22.2%	0.7%
High	216.8%	211.5%	225.3%	203.1%
Low	(13.4%)	(25.5%)	(30.5%)	(65.5%)

The exchange ratio implied a 22.3% premium to the Western Refining share price as of the close of business on November 16, 2016, and a 31.4% premium to the Western Refining share price as of the close of business 30 trading days prior to November 16, 2016. Barclays noted that these premiums were both higher than the median statistics analyzed above. Subsequent to providing the Western Refining board of directors with its analysis of premiums paid in precedent transactions, Barclays corrected the 52-Week High mean (from 13.4% to 8.4%) and high (from 1,150.0% to 203.1%) for all deals due to a technical error that was identified in the third-party data Barclays relied upon in its calculations. The corrections are not material to Barclays’ analysis and were communicated to Barclays’ Valuation and Fairness Opinion Committee and the Western Refining board of directors.

•	To illustrate the trend in the historical trading prices of Western Refining common stock, Barclays considered historical data with regard to the trading prices of Western Refining common stock for the period from November 16, 2013 to November 16, 2016 and compared such data with the relative stock price performances during the same periods of Tesoro, large-cap peers, mid-cap peers and the S&P 500.

Mid-cap peers are:

(i)	HollyFrontier Corporation

(ii)	PBF Energy Inc.

Large-cap peers are:

(i)	Phillips 66

(ii)	Marathon Petroleum Corporation

(iii)	Valero Energy Corporation

The results of Barclays’ relative share price performance analysis are summarized below.

% Change (11/16/2016)	Western Refining	Tesoro	Large-Cap Peers	Mid-Cap Peers	S&P 500
Last 3 Years	(21%)	57%	26%	(33%)	21%
Last 2 Years	(26%)	19%	13%	(28%)	7%
Last 12 Months	(31%)	(24%)	(12%)	(38%)	6%
Last 6 Months	39%	10%	12%	(3%)	5%
Last 90 Days	28%	11%	9%	5%	0%
Last 30 Days	12%	5%	8%	21%	2%

•	Barclays evaluated the per share premium (or discount) implied by both Western Refining’s closing share price as of November 16, 2016 and the per share merger consideration relative to Western Refining’s 52-week high price per share, six-month high price per share and six-month volume weighted average price per share as well as to the median of public third-party equity research per share target prices (all as of November 16, 2016) and compared the various implied premiums to comparable statistics evaluated for each of Tesoro, the mid-cap peer median and the large-cap peer median, using the same mid-cap and large-cap peer groups as were used in the historical trading price analysis. The results of Barclays’ analysis are summarized below.

	Western Refining		Tesoro 11/16/2016	Mid-Cap Peers 11/16/2016	Large-Cap Peers 11/16/2016
Implied Price per Share % Premium / (Discount) to:	11/16/2016	Merger Consideration
52-Week High	(35%)	(20%)	(28%)	(42%)	(14%)
6-Month High	(1%)	21%	(3%)	(9%)	(1%)
Median Analyst Target Price	5%	29%	(14%)	(6%)	(2%)
VWAP (last 6 months)	28%	57%	10%	10%	11%

•

Barclays reviewed and analyzed the relative contributions of Western Refining and Tesoro to the combined company, pro forma for the merger (excluding the expected impact of the expected synergies), based on a number of operational and financial metrics including refining capacity, EBITDA, net income, and cash flow from operations. With respect to the financial contribution metrics analyzed, Barclays evaluated both (a) 2016-2018 forecasts based on public third-party equity research estimates and FactSet consensus estimates for each of Western Refining and Tesoro, and (b) 2017-2018 forecasts based on the Western Refining unaudited forecasted financial information and the Tesoro adjusted unaudited forecasted financial information. Across all of the various metrics analyzed, Western Refining was estimated to contribute between 21% and 26% of the combined company total, whereas Tesoro was estimated to contribute between 74% and 79% of the combined company total. Barclays calculated the assumed pro forma ownership of the combined company under two different scenarios: (i) a scenario where 100% of Western Refining stockholders elect to receive stock consideration, and (ii) a scenario where the maximum amount of Western Refining stockholders elect to receive cash consideration (10% of Western Refining stockholders). Barclays noted that the combined company, considering the 100% stock elections scenario, would be approximately 28.7%

owned by Western Refining stockholders and approximately 71.3% owned by Tesoro stockholders. The combined company, considering the 10% cash elections scenario would be approximately 26.6% owned by Western Refining stockholders and approximately 73.4% owned by Tesoro stockholders. The pro forma ownership analysis considered Western Refining and Tesoro share prices and total shares outstanding as of November 16, 2016.

•	Barclays performed a pro forma merger consequences analysis to evaluate the implied per share impact of the transaction on both Western Refining and Tesoro common stockholders. The merger consequences analysis evaluated accretion and/or dilution to Western Refining and Tesoro stockholders on an EPS and CFPS basis, for both 2017 and 2018. For purposes of the pro forma merger consequences analysis, the impact to CFPS was evaluated net of distributions expected to be paid to third-party limited partner unitholders of MLP and TLLP in order to isolate the impact on per share cash flows available to common stockholders of Western Refining and Tesoro. The pro forma merger consequences analysis was conducted using three estimates scenarios:

(i)	Western Refining: Western Refining unaudited forecasted financial information; Tesoro: Tesoro adjusted unaudited forecasted financial information

(ii)	Western Refining: Western Refining unaudited forecasted financial information; Tesoro: Tesoro extended unaudited forecasted financial information

(iii)	Western Refining: FactSet consensus; Tesoro: FactSet consensus

All three scenarios considered $140 million and $300 million of pre-tax synergies in 2017 and 2018, respectively, as provided by Tesoro management and confirmed as reasonable by Western Refining management. The analysis evaluated both a 100% stock consideration structure and a 90% stock / 10% cash consideration structure in order to address the range of potential consideration mix alternatives implied by the cash/stock election structure contemplated by the merger agreement. Barclays’ analysis of the per share impact to Western Refining stockholders was considered from the perspective of a Western stockholder electing to receive the per share merger consideration entirely in the form of Tesoro common stock. The results of Barclays’ pro forma merger consequences analysis are summarized below.

		Western Refining unaudited forecasted financial information / Tesoro adjusted unaudited forecasted financial information		Western Refining unaudited forecasted financial information / Tesoro extended unaudited forecasted financial information		FactSet consensus / FactSet consensus
		100% Stock	90% Stock / 10% Cash	100% Stock	90% Stock / 10% Cash	100% Stock	90% Stock / 10% Cash
Pro Forma Impact to Tesoro	2017E EPS	0.0%	3.1%	(4.1%)	(1.1%)	(2.7%)	0.3%
	2018E EPS	11.7%	15.2%	5.7%	9.0%	8.2%	11.5%
	2017E CFPS	3.7%	6.8%	1.2%	4.3%	(0.5%)	2.5%
	2018E CFPS	13.3%	16.9%	10.3%	13.7%	4.5%	7.7%
Pro Forma Impact to Western Refining	2017E EPS	53.5%	58.1%	71.4%	76.6%	40.4%	44.7%
	2018E EPS	49.6%	54.3%	66.7%	71.9%	27.4%	31.3%
	2017E CFPS	15.8%	19.4%	21.8%	25.5%	36.5%	40.7%
	2018E CFPS	14.0%	17.5%	19.3%	23.0%	25.0%	28.8%

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The board of directors of Western Refining selected Barclays because of its familiarity with Western

Refining and Tesoro, and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the merger.

Barclays is acting as the exclusive financial advisor to Western Refining in connection with the merger. As compensation for its services in connection with the merger, Western Refining paid Barclays $2.5 million in connection with the delivery of Barclays’ opinion, which is referred to as the opinion fee. Additionally, Western Refining will pay Barclays a fee in the amount of 0.50% of the value of the aggregate stock consideration and aggregate cash consideration actually delivered to the holders of shares of Western Refining common stock (other than excluded shares) (such amount determined at closing and estimated to be approximately $28.2 million based on the closing price of Tesoro common stock on November 16, 2016, the last full trading day prior to the public announcement of the merger agreement) upon completion of the merger, which amount will be reduced by the amount of the opinion fee. In the event the merger agreement is terminated in circumstances in which the reverse termination fee is payable by Tesoro (as described in the section entitled “The Merger Agreement—Termination Fees Payable by Tesoro” beginning on page [●]), Western Refining will pay Barclays a fee equal to the lesser of (i) 35% of such reverse termination fee and (ii) 50% of the amount that would otherwise have been paid to Barclays if the merger had been consummated in accordance with the terms of the merger agreement, which payable amount will be reduced by the amount of the opinion fee. In addition, Western Refining has agreed to reimburse Barclays for all of its reasonable and documented out-of-pocket third-party expenses incurred in connection with the merger (subject to an agreed cap) and to indemnify Barclays for certain liabilities that may arise out of its engagement by Western Refining and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services for Western Refining, Tesoro and their respective affiliates in the past, and is likely to perform such services in the future, and has received, and is likely to receive, customary fees for such services. Specifically, since January 1, 2014, Barclays has performed the following investment banking and financial services for Western Refining:

•	acting as lender in Western Refining’s revolving credit facilities;

•	acting as lender and incremental lender in the revolving credit facilities of MLP;

•	acting as underwriter and joint book-running manager to the offering by MLP of 8,625,000 limited partner units in September 2016;

•	acting as sole underwriter to the offering by MLP of 4,312,500 limited partner units in May 2016; and

•	acting as an initial purchaser for the offering by MLP of $300,000,000 aggregate principal amount of 7.5% senior notes due 2023 in February 2015.

For the foregoing services, Barclays has received a total of approximately $3.4 million in compensation from Western Refining.

Additionally, since January 1, 2014, Barclays has performed the following investment banking and financial services for Tesoro:

•	acting as joint lead arranger and joint bookrunner in Tesoro’s revolving credit facility;

•	acting as co-syndication agent, joint lead arranger and joint bookrunner of the revolving credit facility of TLLP;

•	acting as sole underwriter for TLLP’s offering of an aggregate of 6,325,000 of its limited partner units in June 2016;

•	acting as joint book-running managers and underwriters of TLLP’s offering of $250 million aggregate principal amount of 6.125% senior notes due 2021 and $450 million aggregate principal amount of 6.375% senior notes due 2024 in May 2016;

•	acting as a manager to an equity distribution agreement executed in August 2015 with TLLP pursuant to which TLLP is permitted to offer and sell common units having an aggregate offering price of up to $750,000,000 from time to time;

•	acting as underwriter and joint bookrunner for TLLP’s offering of an aggregate of 23,000,000 of its limited partner units in October 2014; and

•	acting as joint book-running manager and underwriter of TLLP’s offering of $500 million aggregate principal amount of 5.500% senior notes due 2019 and $800 million aggregate principal amount of 6.250% senior notes due 2022 in October 2014.

For the foregoing services, Barclays has received a total of approximately $9.7 million in compensation from Tesoro.

Following the public announcement of the merger, Barclays was invited to participate in a $1.0 billion increase, which is referred to for purposes of this paragraph as the incremental revolver, to Tesoro’s existing $2.0 billion secured revolving credit facility. As referenced above, Barclays was a participant in the existing facility and had received customary commitment fees in connection with the facility. After being informed of the invitation to participate in the incremental revolver, Barclays advised Western Refining and Tesoro that Barclays did not intend to participate in the absence of the consent of Western Refining and the Western Refining board of directors. After consultation with outside counsel, Western Refining and the Western Refining board of directors provided such consent, and Barclays participated in the incremental revolver. Barclays is expected to earn customary commitment fees in connection with the incremental revolver, which are estimated to be an amount equal to or less than $175,000. Barclays has not sought to provide, and Barclays will not provide, “stapled” or acquisition financing in connection with the merger.

Barclays, its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Western Refining and Tesoro for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments. As of November 16, 2016, Barclays and its affiliates held, on a proprietary basis, less than 1.0% of the outstanding shares of common stock of each of Western Refining, MLP, Tesoro and TLLP, and did not hold a material amount of the outstanding bonds of Western Refining, MLP, Tesoro or TLLP.

Unaudited Forecasted Financial Information

Tesoro prepared unaudited forecasted financial information for the years 2016 through 2019 for Tesoro on a stand-alone basis and, using Western Refining unaudited forecasted financial information provided by Western Refining, prepared unaudited forecasted financial information for the years 2016 through 2021 for Western Refining on a standalone basis. Western Refining prepared unaudited forecasted financial information for the years 2017 through 2021 for Western Refining on a standalone basis and, using Tesoro unaudited forecasted financial information provided by Tesoro, prepared unaudited forecasted financial information for the years 2017 through 2021 for Tesoro on a standalone basis. The unaudited forecasted financial information does not give effect to the merger. The unaudited forecasted financial information was prepared separately by each of the companies using, in some cases, different assumptions, and is not intended to be added together. Adding the unaudited forecasted financial information together for the two companies would not represent the results the combined company will achieve if the merger is completed and does not represent forecasted financial information for the combined company if the merger is completed.

Neither Tesoro nor Western Refining, as a matter of course, makes public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, the unaudited forecasted financial information set forth below was made available to the Tesoro board of directors, the Western Refining board of directors, Goldman Sachs and/or Barclays in connection with the evaluation of the merger. The inclusion of this information should not be regarded as an indication that any of Tesoro, Western Refining, Goldman Sachs, Barclays or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. Readers of this document are cautioned not to place undue reliance on the unaudited forecasted financial information.

The unaudited forecasted financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited forecasted financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The estimates and assumptions underlying the unaudited forecasted financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of Tesoro and/or Western Refining and will be beyond the control of the combined company. Tesoro stockholders and Western Refining stockholders are urged to review the SEC filings of Tesoro for a description of risk factors with respect to the business of Tesoro and the SEC filings of Western Refining for a description of risk factors with respect to the business of Western Refining. See the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information” beginning on pages [●] and [●], respectively. Tesoro stockholders and Western Refining stockholders are also urged to review the section entitled “Risk Factors” beginning on page [●]. The unaudited forecasted financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP (including because certain metrics are non-GAAP measures) but, in the view of each of Tesoro’s and Western Refining’s management, as applicable, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Tesoro and Western Refining, as applicable. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited forecasted financial information. Neither of the independent registered public accounting firms of Tesoro or Western Refining nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited forecasted financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and the independent accounting firms of Tesoro and Western Refining assume no responsibility for, and disclaim any association with, the unaudited forecasted financial information. The report of the independent registered public accounting firm of Tesoro contained in Tesoro’s Annual Report on Form 10-K for the year ended December 31, 2015 and the report of the independent registered public accounting firm of Western Refining contained in Western Refining’s Current Report on Form 8-K dated December 8, 2016 (and filed on December 9, 2016) both of which are incorporated by reference into this document, relate to the historical financial information of Tesoro and Western Refining, respectively. They do not extend to the unaudited forecasted financial information and should not be read to do so. Furthermore, the unaudited forecasted financial information does not take into account any circumstances or events occurring after the date they were prepared.

NEITHER TESORO NOR WESTERN REFINING INTEND TO UPDATE OR OTHERWISE REVISE THE UNAUDITED FORECASTED FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Unaudited Forecasted Financial Information Prepared by Tesoro

Tesoro. The following table presents select unaudited forecasted financial information of Tesoro for the fiscal years ending 2016 through 2019 prepared by Tesoro’s management and provided to the Tesoro board, Goldman Sachs and Western Refining, which is referred to as the Tesoro unaudited forecasted financial information:

	December 31,				CAGR
(in millions, except per share data) (a)	2016E	2017E	2018E	2019E	‘17E-‘19E
Income Statement Items
Earnings before interest, income taxes, and depreciation and amortization expenses (“EBITDA”) (b)	$2,134	$2,789	$3,080	$3,572	13.2%
Depreciation and amortization expense	$857	$893	$955	$998
Net earnings attributable to Tesoro	$558	$856	$935	$1,186	17.7%
Weighted average diluted shares outstanding	119.4	116.5	114.5	112.6
Diluted earnings per share	$4.68	$7.35	$8.17	$10.54	19.8%
Cash Flow Items
Unlevered free cash flow (c)	—	$637	$980	$1,310

Cash flow from operations	$1,427	$1,647	$1,757	$1,984	9.8%
Capital expenditures	(915)	(1,231)	(1,001)	(878)
Acquisitions	(1,114)	—	—	—

Leveraged free cash flow	(603)	416	756	1,106	63.1%
Dividends	(250)	(267)	(288)	(312)
Share buybacks	(250)	(200)	(200)	(200)
Logistics public distributions	(215)	(294)	(353)	(395)

Cash flow prior to external financing	$(1,317)	$(345)	$(86)	$199	N/A

(a)	Certain totals in the tables included in this joint proxy statement/prospectus may not sum due to rounding.
(b)	EBITDA, which is defined as net earnings plus depreciation and amortization expense, interest and financing costs and income tax expense, is a non-GAAP financial measure as it excludes amounts included in net earnings, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net earnings or other measures derived in accordance with GAAP.
(c)	Unlevered free cash flows is defined as projected EBITDA, minus taxes, minus projected capital expenditures, minus projected expenditures for turnarounds and branding and minus the projected increase in net working capital, each as provided by Tesoro management.

The following table contains a reconciliation to the most directly comparable GAAP measure of non-GAAP financial forecasts of Tesoro for the fiscal years ending 2016 through 2019 included above:

	December 31,
(in millions, except per share data) (a)	2016E	2017E	2018E	2019E
Net earnings	$696	$1,092	$1,233	$1,534
Depreciation and amortization expense	857	893	955	998
Interest and financing costs, net	253	281	285	286
Income tax expense	328	523	607	754

EBITDA	$2,134	$2,789	$3,080	$3,572

Net earnings	$696	$1,092	$1,233	$1,534
Net earnings attributable to noncontrolling interest	138	236	298	348

Net earnings attributable to Tesoro	$558	$856	$935	$1,186

(a)	Certain totals in the tables included in this joint proxy statement/prospectus may not sum due to rounding.

The Tesoro unaudited forecasted financial information is based on various assumptions, including the following principal assumptions:

•	Refinery utilization was assumed to range between approximately 93% and approximately 97%, between 2017E and 2019E, driven by turnaround and maintenance with flat refining capacity;

•	Gross refining margin was assumed to range between approximately $11 and approximately $12 per barrel, between 2017E and 2019E, with manufacturing costs at approximately $5.50 per barrel;

•	Branded marketing volumes were assumed to range between 53% and 57% of refined product sales volumes;

•	There were assumed to be 75 new branded jobber sites per year, 42 new retail sites per year and 13 new stores that did not previously exist, which are referred to as new-to-industry sites;

•	TLLP volumes growth was assumed to range between approximately 2% and approximately 6% annually, between 2017E and 2019E, depending on the business line; and

•	There were assumed to be annual dropdowns of $50 million of EBITDA from Tesoro’s refining segment to TLLP each year between and including 2017E and 2019E.

The estimates and assumptions underlying the Tesoro unaudited forecasted financial information are inherently uncertain and, though considered reasonable by the management of Tesoro as of the date of the preparation of such unaudited forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages [●] and [●], respectively. Accordingly, there can be no assurance that the forecasted results are indicative of the future performance of Tesoro, or that actual results will not differ materially from those presented in the Tesoro unaudited forecasted financial information. Inclusion of the Tesoro unaudited forecasted financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the Tesoro unaudited forecasted financial information will be achieved.

The Tesoro unaudited forecasted financial information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the Tesoro special meeting or the Western Refining special meeting or to acquire securities of Tesoro.

Western Refining. The following table presents select unaudited forecasted financial information of Western Refining for the fiscal years ending 2016 through 2021 prepared by Tesoro management and provided to the Tesoro board and to Goldman Sachs, which is referred to as the Western Refining modified unaudited forecasted financial information. Such Western Refining modified unaudited forecasted financial information was prepared by Tesoro management from the Western Refining unaudited forecasted financial information provided by Western Refining to Tesoro.

	December 31,						CAGR
(in millions, except per share data) (a)	2016E	2017E	2018E	2019E	2020E	2021E	‘17E-‘19E	‘17E-‘21E
Income Statement Items
EBITDA (b)	$663	$795	$939	$1,057	$1,354	$1,426	15.3%	15.7%
Depreciation and amortization expense	$267	$278	$306	$320	$331	$337
Net income attributable to Western Refining	$142	$212	$267	$334	$513	$548	25.4%	26.7%
Weighted average diluted shares outstanding	100.7	108.9	108.9	108.9	108.9	108.9
Diluted earnings per share	$1.41	$1.95	$2.45	$3.07	$4.71	$5.03	25.4%	26.7%
Cash Flow Items
Unlevered Free Cash Flow (c)		$275	$302	$426	$804	$904

Cash Flow From Operations	$318	$483	$566	$662	$925	$970	17.1%	19.0%
Capital expenditures		(310)	(371)	(336)	(216)	(161)

Leveraged Free Cash Flow		173	195	326	709	809	37.5%	47.1%
Dividends		(166)	(166)	(166)	(166)	(166)
Logistics Public Distributions		(45)	(51)	(52)	(56)	(60)

Cash Flow Prior to External Financing		$(38)	$(22)	$109	$487	$583	N/A	N/A

(a)	Certain totals in the tables included in this joint proxy statement/prospectus may not sum due to rounding.
(b)	EBITDA, which is defined as net income plus depreciation and amortization expense, interest and financing costs and income tax expense, is a non-GAAP financial measure as it excludes amounts included in net income, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income or other measures derived in accordance with GAAP.
(c)	Unlevered free cash flows is defined as projected EBITDA, minus taxes, minus projected capital expenditures, minus projected expenditures for turnarounds and branding and minus the projected increase in net working capital, each as provided by Western Refining management and as adjusted by Tesoro management, except that projected depreciation and amortization expenses used in calculating unlevered free cash flows was as set forth in the unaudited forecasted financial information prepared by Western Refining management.

The following table contains a reconciliation to the most directly comparable GAAP measure of non-GAAP financial forecasts of Western Refining for the fiscal years ending 2016 through 2021 included above:

	December 31,
(in millions, except per share data) (a)	2016E	2017E	2018E	2019E	2020E	2021E
Net income	$206	$243	$309	$378	$571	$616
Depreciation and amortization expense	267	278	306	320	331	337
Interest and financing costs and other, net	115	140	154	152	138	135
Income tax expense	75	134	170	208	314	338

EBITDA	$663	$795	$939	$1,057	$1,354	$1,426

Net income	$206	$243	$309	$378	$571	$616
Net income attributable to noncontrolling interest	64	31	42	44	58	68

Net income attributable to Western Refining	$142	$212	$267	$334	$513	$548

(a)	Certain totals in the tables included in this joint proxy statement/prospectus may not sum due to rounding.

The Western Refining modified unaudited forecasted financial information is based on various assumptions, including the following principal assumptions:

•	Turnaround maintenance expenses were assumed to be capitalized and amortized rather than immediately expensed;

•	There was assumed to be no change in annual maintenance capital expenditures between 2018E and 2021E;

•	Gross refining margin projections were assumed to range from between approximately $11 and approximately $16 per barrel for 2017E to between approximately $13 and approximately $19 per barrel for 2021E;

•	Retail volumes and sales growth were assumed to range between approximately 1% and approximately 2% annually from 2017E to 2019E;

•	Western Refining’s retail business was assumed to be dropped down to the MLP between 2017E and 2019E;

•	There were assumed to be annual dropdowns of $70 million in the aggregate of retail EBITDA to MLP each year between and including 2017E and 2019E;

•	There were assumed to be no share repurchases and the aggregate number of diluted shares outstanding was assumed to remain constant;

•	Dividend per share and total dividends were assumed to remain constant; and

•	Except as otherwise described above, the assumptions described below with respect to the unaudited forecasted financial information of Western Refining prepared by Western Refining and shown below in the section entitled “The Merger—Unaudited Forecasted Financial Information— Unaudited Forecasted Financial Information Prepared by Western Refining” beginning on page [●].

The estimates and assumptions underlying the Western Refining modified unaudited forecasted financial information are inherently uncertain and, though considered reasonable by the management of Western Refining as of the date of the preparation of such forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking

Statements” and “Risk Factors” beginning on pages [●] and [●], respectively. Accordingly, there can be no assurance that the Western Refining modified unaudited forecasted results are indicative of the future performance of Western Refining, or that actual results will not differ materially from those presented in the Western Refining modified unaudited forecasted financial information. Inclusion of the Western Refining modified unaudited forecasted financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the forecasted financial information will be achieved.

The Western Refining modified unaudited forecasted financial information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the Tesoro special meeting or the Western Refining special meeting or to acquire securities of Tesoro.

Unaudited Forecasted Financial Information Prepared by Western Refining

Western Refining. The following table presents select unaudited forecasted financial information of Western Refining for the fiscal years ending 2017 through 2021 prepared by Western Refining management and provided to the Western Refining board, Barclays and Tesoro which is referred to as the Western Refining unaudited forecasted financial information:

	December 31,					CAGR
(in millions, except per share data) (a)	2017E	2018E	2019E	2020E	2021E	‘17E-‘19E	‘17E-‘21E
Income Statement Items
Refining Segment Adjusted EBITDA	$592	$671	$784	$1,015	$974
Retail Segment Adjusted EBITDA	$49	$56	$44	$—	$—
WNRL Segment Adjusted EBITDA	$170	$237	$290	$352	$388
Corporate/Other Adjusted EBITDA (b)	$(16)	$(25)	$(61)	$(13)	$64

Total Adjusted EBITDA (c)	$795	$939	$1,057	$1,354	$1,426	15.3%	15.7%
Depreciation and amortization expense	$224	$254	$269	$281	$287
Net income attributable to Western Refining	$197	$248	$339	$544	$554	31.3%	29.6%
Weighted average diluted shares outstanding	109.9	109.9	109.9	109.9	109.9
Diluted earnings per share	$1.79	$2.25	$3.09	$4.95	$5.04	31.3%	29.6%
Cash Flow Items
Cash Flow From Operations	$483	$565	$662	$924	$970	17.1%	19.0%
Capital expenditures (d)	(310)	(371)	(336)	(216)	(161)

Leveraged Free Cash Flow	$173	$194	$326	$708	$809	37.5%	47.1%

(a)	Certain totals in the tables included in this joint proxy statement/prospectus may not sum due to rounding.
(b)	Includes (i) Adjusted EBITDA from logistics assets and organic growth projects and (ii) corporate general and administrative expenses.
(c)	Adjusted EBITDA, which is calculated as consolidated net earnings before interest, income taxes, depreciation, amortization and annual turnaround expenses, is a non-GAAP financial measure as it excludes amounts included in net earnings, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net earnings or other measures derived in accordance with GAAP.
(d)	Capital expenditures exclude capital expenditures relating to dropdown transactions.

The following table presents selected unaudited forecasted financial information of Western Refining for the fiscal year ended 2016 prepared by Western Refining management and provided to the Western Refining board, Barclays and Tesoro:

		December 31, 2016
(in millions)
Western Refining and WNRL (1)
Consolidated Cash		$225
Consolidated Debt		$1,950

WNRL	Number of Outstanding Units Held as of October 28, 2016 (2)	Value of Outstanding Units Held (based on November 11, 2016 market valuation)
Western Refining	32.0	$666
Tesoro	0	$0
Public	29.2	$606

(1)	Includes WNRL cash and debt of $5 and $325, respectively.
(2)	Includes unvested units.

The following table contains a reconciliation to the most directly comparable GAAP measure of non-GAAP financial forecasts of Western Refining for the fiscal years ending 2017 through 2021 included above:

	December 31,
(in millions, except per share data) (a)	2017E	2018E	2019E	2020E	2021E
Net income	$228	$289	$383	$602	$622
Depreciation and amortization expense	224	254	269	281	287
Turnaround expense	78	83	42	2	40
Interest and financing costs, net	140	154	152	138	135
Income tax expense	125	159	211	331	342

Adjusted EBITDA	$795	$939	$1,057	$1,354	$1,426

Net income	$228	$289	$383	$602	$622
Net income attributable to noncontrolling interest	31	41	44	58	68

Net income attributable to Western Refining	$197	$248	$339	$544	$554

(a)	Certain totals in the tables included in this joint proxy statement/prospectus may not sum due to rounding.

The Western Refining unaudited forecasted financial information is based on various assumptions, including the following principal assumptions:

•	commodity pricing assumptions, including future pricing of various crude oil and natural gas benchmarks, regional differentials between future benchmark commodity prices and realized prices, U.S. Environmental Protection Agency Renewable Identification Numbers and crack spreads as they relate to forecasting refining gross margins at Western Refining’s three refineries;

•	capacity and throughput at Western Refining’s three refineries;

•	turnaround schedules and turnaround expenses for Western Refining’s three refineries;

•	accounting treatment of turnaround maintenance expenses: turnaround maintenance expenses were assumed to be immediately expensed, rather than capitalized and amortized;

•	operating expenses and general and administrative expenses for Western Refining

•	depreciation and amortization assumptions;

•	maintenance capital expenditures from existing assets and business activities;

•	organic growth opportunities, and the amounts and timing of related capital expenditures required to achieve and future EBITDA to be generated from such organic growth opportunities;

•	sales of assets from Western Refining to MLP, which are referred to as dropdown transactions, and the amounts and timing of related capital expenditures and future EBITDA to be transferred from such dropdown transactions;

•	debt and equity issuance at both Western Refining and MLP during applicable periods, and the availability and cost of debt and equity capital;

•	financing required to pursue organic growth opportunities and to complete dropdown transactions, to include equity and debt financing and cash on hand;

•	the amount and timing of debt repayments;

•	the tax profile of Western Refining;

•	share repurchases and aggregate shares outstanding;

•	dividend assumptions: dividend per share and total dividends were assumed to remain constant;

•	significant accounting practices, including the treatment of the consolidation of MLP; and

•	other general business, market and financial assumptions.

The estimates and assumptions underlying the Western Refining unaudited forecasted financial information are inherently uncertain and, though considered reasonable by the management of Western Refining as of the date of the preparation of such unaudited forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages [●] and [●], respectively. Accordingly, there can be no assurance that the forecasted results are indicative of the future performance of Western Refining, or that actual results will not differ materially from those presented in the Western Refining unaudited forecasted financial information. Inclusion of the Western Refining unaudited forecasted financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the Western Refining unaudited forecasted financial information will be achieved.

The Western Refining unaudited forecasted financial information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the Tesoro special meeting or the Western Refining special meeting.

Tesoro. The following table presents select unaudited forecasted financial information of Tesoro for the fiscal years ending 2017 through 2021 prepared by Western Refining management and provided to the Western Refining board and to Barclays, which is referred to as the Tesoro adjusted unaudited forecasted financial information. Such Tesoro adjusted unaudited forecasted financial information was prepared by Western Refining management from the Tesoro unaudited forecasted financial information provided by Tesoro to Western Refining.

	December 31,					CAGR
(in millions, except per share data) (a)	2017E	2018E	2019E	2020E	2021E	‘17E-‘19E	‘17E-‘21E
Income Statement Items
Refining Segment EBITDA	$1,040	$1,108	$1,364	$1,475	$1,229
Marketing Segment EBITDA	$930	$949	$969	$972	$969
Logistics Segment EBITDA	$962	$1,083	$1,202	$1,252	$1,302
Corporate Segment EBITDA	$(341)	$(292)	$(287)	$(288)	$(287)

Total EBITDA (b)	$2,591	$2,848	$3,248	$3,411	$3,213	11.9%	5.5%
Depreciation and amortization expense	$886	$948	$991	$992	$992
Net income attributable to Tesoro	$738	$797	$992	$1,095	$963	15.9%	6.9%
Weighted average diluted shares outstanding	117.0	114.9	113.0	111.1	109.3
Diluted earnings per share	$6.31	$6.94	$8.78	$9.86	$8.81	18.0%	8.7%
Cash Flow Items
Cash Flow From Operations	$1,523	$1,611	$1,781	$1,964	$1,870	8.2%	5.3%
Capital expenditures	(1,047)	(975)	(884)	(756)	(727)

Leveraged Free Cash Flow	$476	$636	$897	$1,207	$1,143	37.3%	24.5%

(a)	Certain totals in the tables included in this joint proxy statement/prospectus may not sum due to rounding.
(b)	EBITDA, which is calculated as consolidated net earnings before interest, income taxes, depreciation and amortization expense, is a non-GAAP financial measure as it excludes amounts included in net earnings, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net earnings or other measures derived in accordance with GAAP.

The following table presents selected unaudited forecasted financial information of Tesoro and TLLP for the fiscal year ended 2016 prepared by Western Refining management from unaudited forecasted financial information provided by Tesoro to Western Refining:

(in millions)		December 31, 2016
Tesoro and TLLP (1)
Consolidated Cash		$1,264
Consolidated Debt		$5,046

TLLP	Number of Outstanding Units Held as of September 30, 2016	Value of Outstanding Units Held (based on November 11, 2016 market valuation)
Tesoro	33.2	$1,516
Western Refining	0	$0
Public	68.9	$3,147

(1)	Includes TLLP cash and debt of $10 and $3,749, respectively.

The following table contains a reconciliation to the most directly comparable GAAP measure of non-GAAP financial forecasts of Tesoro for the fiscal years ending 2017 through 2021 included above:

	December 31,
(in millions, except per share data) (a)	2017E	2018E	2019E	2020E	2021E
Net income	$974	$1,095	$1,340	$1,443	$1,311
Depreciation and amortization expense	886	948	991	992	992
Interest and financing costs, net	281	285	285	284	285
Income tax expense	450	520	632	691	626

EBITDA	$2,591	$2,848	$3,248	$3,411	$3,213

Net income	$974	$1,095	$1,340	$1,443	$1,311
Net income attributable to noncontrolling interest	236	298	348	348	348

Net income attributable to Tesoro	$738	$797	$992	$1,095	$963

(a)	Certain totals in the tables included in this joint proxy statement/prospectus may not sum due to rounding.

The Tesoro adjusted unaudited forecasted financial information is based on various assumptions, including the following principal assumptions:

•	refinery utilization at each of Tesoro’s refineries, driven by turnaround and maintenance schedules and other assumptions about regional refining markets with emphasis on dynamics of the California refining market;

•	forecasts of gross refining margins and manufacturing costs;

•	accounting treatment of turnaround maintenance expenses: turnaround maintenance expenses were assumed capitalized and amortized, rather than immediately expensed;

•	maintenance capital expenditures from existing assets and business activities;

•	organic growth opportunities, and the amounts and timing of related capital expenditures required to achieve and future EBITDA to be generated from such organic growth opportunities;

•	dropdown transactions from Tesoro to TLLP and the amounts and timing of related capital expenditures and future EBITDA to be transferred from such dropdown transactions;

•	financing required to pursue organic growth opportunities and to complete dropdown transactions, to include equity and debt financing and cash on hand;

•	incentive distribution right adjustments at TLLP;

•	share repurchases and aggregate shares outstanding; and

•	other general business, market and financial assumptions.

The estimates and assumptions underlying the Tesoro adjusted unaudited forecasted financial information are inherently uncertain and, though considered reasonable by the management of Western Refining as of the date of the preparation of such unaudited forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages [●] and [●], respectively. Accordingly, there can be no assurance that the forecasted results are indicative of the future performance of Tesoro, or that actual results will not differ materially from those presented in the Tesoro adjusted unaudited forecasted financial information. Inclusion of the Tesoro adjusted unaudited forecasted financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the Tesoro adjusted unaudited forecasted financial information will be achieved.

The Tesoro adjusted unaudited forecasted financial information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the Tesoro special meeting or the Western Refining special meeting.

Financing of the Merger and Indebtedness Following the Merger

Tesoro intends to finance the cash portion of the merger consideration and the repayment and redemption of certain outstanding indebtedness of Western Refining and its subsidiaries and pay related fees and expenses in connection with the merger, using a combination of cash on hand, proceeds from the issuance of the new debt securities and proceeds from Tesoro’s new incremental revolver under its credit facility, as further described below. Following Tesoro’s entry on December 13, 2016 into its amended revolving credit facility and its issuance on December 22, 2016 of the new debt securities, the bridge commitment under the commitment letter with Tesoro and the financial institutions party thereto has been reduced to zero and terminated. The discussions of the financing transactions do not purport to be complete and are qualified in their entirety by reference to Tesoro’s amended revolving credit facility and the indenture relating to the new debt securities.

On December 22, 2016, Tesoro closed the offering of the new debt securities. As a result of Tesoro’s entry into the amended revolving credit facility and the issuance of the new debt securities, the bridge commitment under the commitment letter was reduced to zero and terminated. See the section entitled “Financing of the Merger and Indebtedness Following the Merger—Revolving Credit Facility” beginning on page [●]. The material provisions of the terminated bridge credit facility are set forth in term sheets attached as exhibits to the commitment letter. A copy of the amended and restated commitment letter is filed as an exhibit to the Current Report on Form 8-K filed by Tesoro on December 2, 2016. A copy of the indenture governing the new debt securities is filed as an exhibit to the Current Report on Form 8-K filed by Tesoro on December 22, 2016.

For a discussion of the combined company’s indebtedness on a pro forma basis giving effect to the business combination financing and the refinancing of existing indebtedness, see the section entitled “Selected Unaudited Pro Forma Condensed Combined Financial Data” beginning on page [●].

Revolving Credit Facility

On December 13, 2016, Tesoro amended and restated its existing credit facility by entering into an amendment and incremental facility agreement to its existing credit facility. The amendment and incremental facility agreement is referred to herein as the amendment agreement, and the amended and restated credit facility is referred to herein as the restated credit facility. The restated credit facility provides for a new senior secured incremental revolving tranche in an aggregate principal amount of $1.0 billion, which is referred to as the incremental revolver. Subject to certain conditions, on the closing date of the merger, the incremental revolver may be borrowed to fund the cash consideration payable in connection with the merger, the repayment and redemption of certain outstanding indebtedness of Western Refining and its subsidiaries, and to pay fees and expenses associated with the foregoing. Following the initial borrowing and subject to certain conditions, the incremental revolver will convert into a single tranche with the existing commitments under Tesoro’s existing credit facility and will be available for general corporate purposes and working capital. Following the conversion of the incremental revolver, Tesoro will have a single tranche of $3.0 billion of commitments under its existing credit facility. As of February 1, 2017 Tesoro had unused credit availability of approximately 100% of the borrowing capacity under the revolving credit facility.

In addition to the establishment of the incremental revolver, the restated credit facility modifies certain other provisions of Tesoro’s existing credit facility in order to permit Tesoro to complete its acquisition of Western Refining pursuant to the merger agreement and certain related transactions.

The conditions precedent to the funding under the incremental revolver are substantially the same as the conditions precedent to the funding of the bridge loan.

Other than with respect to the amendments, the terms of the incremental revolver are substantially the same as the terms of the existing credit facility.

New Debt Securities

The offering of the new debt securities, which launched on December 15, 2016 and closed on December 22, 2016, consisted of $850 million aggregate principal amount of Tesoro’s 4.750% Senior Notes due 2023 and $750 million aggregate principal amount of Tesoro’s 5.125% Senior Notes due 2026.

Regulatory Approvals

The completion of the merger is subject to the receipt of antitrust clearance in the United States. Under the HSR Act and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the FTC and the DOJ, and the applicable waiting period (or any extensions thereof) has expired or been terminated.

On December 8, 2016, notification and report forms under the HSR Act were filed with the FTC and the DOJ, which is referred to as the initial filing, with respect to the proposed merger. The waiting period with respect to the notification and report forms filed under the HSR Act was originally scheduled to expire at 11:59 p.m. Eastern Time on January 9, 2017. Effective January 9, 2017, as permitted by the Merger Agreement, Tesoro voluntarily withdrew its HSR Act notification to provide the FTC and the DOJ an extension beyond the initial 30-day HSR Act waiting period to conduct its review. On January 11, 2017, Tesoro re-filed its HSR Act notification with the FTC and DOJ. The new waiting period under the HSR Act will expire at 11:59 p.m. on February 10, 2017, unless otherwise extended or terminated.

Under the terms of the merger agreement, Tesoro will not be required to defend litigation or any similar proceeding if the DOJ or the FTC authorizes its staff to seek a preliminary injunction or restraining order to enjoin the completion of the merger. See the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions—Reasonable Best Efforts” beginning on page [●].

Although Tesoro and Western Refining currently believe they should be able to obtain the expiration or termination of the waiting period applicable under the HSR Act in a timely manner, they cannot be certain when or if it will be obtained or, if obtained, whether such expiration or termination will require terms, conditions or restrictions not currently contemplated that will be detrimental to Tesoro or its subsidiaries or the surviving company after the completion of the merger. Tesoro and Western Refining have agreed to take certain actions to obtain the expiration or termination of the waiting period applicable under the HSR Act, except that Tesoro and Western Refining will not be required to take any action constituting a burdensome condition, as defined in the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions—Burdensome Condition” beginning on page [●]. See the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions” beginning on page [●] for a discussion of the parties’ obligations in connection with obtaining regulatory approval in connection with the mergers.

Litigation and Regulatory Reviews / Investigations Related to the Merger

On January 4, 2017, a Western Refining stockholder filed a purported class action complaint in the United States District Court for the Western District of Texas, captioned Srini Vasan v. Paul L. Foster, et al., Civil Action No. 3:17-cv-00002, on behalf of himself and all other Western Refining stockholders against Western Refining and the members of its board of directors. Although Tesoro, Tahoe Merger Sub 1, Inc., and Tahoe Merger Sub 2, LLC are included as defendants in the caption of the complaint, the body of the complaints does not identify those entities as defendants, and the complaint does not appear to assert any claims against them. None of the parties included in the caption of the complaint have been served in this action as of the date of this filing. The complaint alleges that the disclosures to Western stockholders made in the initial version of the joint proxy statement/prospectus filed on December 14, 2016 regarding the transaction were inadequate and asserts claims under Section 14(a) and 20(a) of the Securities Exchange Act of 1934 against Western Refining and the members of its board of directors. Among other remedies, the plaintiff seeks to enjoin the merger until additional information relating to the transaction is disclosed. The action also seeks to recover costs and disbursements from the defendants, including attorneys’ fees and experts’ fees. The defendants intend to defend the action vigorously.

On January 5, 2017, a Western Refining stockholder filed a purported class action complaint in the United States District Court for the Western District of Texas, captioned Brian Miller v. Paul L. Foster, et al., Civil Action No. 3:17-cv-00004, on behalf of himself and all other Western Refining stockholders against Western Refining and the members of its board of directors. None of the parties included in the caption of the complaint have been served in this action as of the date of this filing. The complaint alleges that the disclosures made in the initial version of the joint proxy statement/prospectus filed on December 14, 2016 regarding the transaction were inadequate and asserts claims under Section 14(a) and 20(a) of the Securities Exchange Act of 1934 against Western Refining and the members of its board of directors. Among other remedies, the plaintiff seeks to enjoin the merger until additional information relating to the transaction is disclosed. The action also seeks to recover costs and disbursements from the defendants, including attorneys’ fees and experts’ fees. The defendants intend to defend the action vigorously.

On January 11, 2017, a Western Refining stockholder filed a purported class action complaint in the United States District Court for the Western District of Texas, captioned Gene Love v. Paul L. Foster, et al., Civil Action No. 3:17-cv-00008, on behalf of himself and all other Western Refining stockholders against Western Refining and the members of its board of directors. Although Tesoro, Tahoe Merger Sub 1, Inc., and Tahoe Merger Sub 2, LLC are included as defendants in the caption of the complaint, the body of the complaints does not identify those entities as defendants, and the complaint does not appear to assert any claims against them. None of the parties included in the caption of the complaint have been served in this action as of the date of this filing. The complaint alleges that the disclosures made in the initial version of the joint proxy statement/prospectus filed on December 14, 2016 regarding the transaction were inadequate and asserts claims under Section 14(a) and 20(a) of the Securities Exchange Act of 1934 against Western Refining and the members of its board of directors. Among other remedies, the plaintiff seeks to enjoin the merger until additional information relating to the transaction is disclosed. The action also seeks to recover costs and disbursements from the defendants, including attorneys’ fees and experts’ fees. The defendants intend to defend the action vigorously.

On January 12, 2017, a Western Refining stockholder filed a purported class action complaint in the United States District Court for the Western District of Texas, captioned Joseph Shomberg v. Paul L. Foster, et al., Civil Action No. 3:17-cv-00014, on behalf of himself and all other Western Refining stockholders against Western Refining and the members of its board of directors. Although Tesoro, Tahoe Merger Sub 1, Inc., and Tahoe Merger Sub 2, LLC are included as defendants in the caption of the complaint, the body of the complaints does not identify those entities as defendants, and the complaint does not appear to assert any claims against them. None of the parties included in the caption of the complaint have been served in this action as of the date of this filing. The complaint alleges that the disclosures made in the initial version of the joint proxy statement/prospectus filed on December 14, 2016 regarding the transaction were inadequate and asserts claims under Section 14(a) and 20(a) of the Securities Exchange Act of 1934 against Western Refining and the members of its board of directors. Among other remedies, the plaintiff seeks to enjoin the merger until additional information relating to the transaction is disclosed. The action also seeks to recover costs and disbursements from the defendants, including attorneys’ fees and experts’ fees. The defendants intend to defend the action vigorously.

On January 19, 2017, a Western Refining stockholder filed a purported class action complaint in the United States District Court for the Western District of Texas, captioned John Solak v. Paul L. Foster, et al., Civil Action No. 3:17-cv-00020, on behalf of himself and all other Western Refining stockholders against Western Refining and the members of its board of directors. None of the parties included in the caption of the complaint have been served in this action as of the date of this filing. The complaint alleges that the disclosures made in the initial version of the joint proxy statement/prospectus filed on December 14, 2016 regarding the transaction were inadequate and asserts claims under Section 14(a) and 20(a) of the Securities Exchange Act of 1934 against Western Refining and the members of its board of directors. Among other remedies, the plaintiff seeks to enjoin the merger until additional information relating to the transaction is disclosed. The action also seeks to recover costs and disbursements from the defendants, including attorneys’ fees and experts’ fees. The defendants intend to defend the action vigorously.

On January 26, 2017, the parties filed a stipulation to consolidate the five lawsuits and any lawsuits subsequently filed in or transferred to the United States District Court for the Western District of Texas, to appoint the complaint in Brian Miller v. Paul L. Foster, et al. as the operative complaint, and to appoint interim lead counsel. As of February 1, 2017, the stipulation had not been entered by the Court.

Tesoro and Western Refining have each received a substantially identical letter, dated January 27, 2017, from the Office of the Minnesota AG stating that the Office of the Minnesota AG intends to review the merger under the antitrust laws and requesting that Tesoro and Western Refining provide information regarding the potential competitive effects of the merger in Minnesota. Tesoro and Western Refining are in the process of responding to these letters.

Interests of Tesoro Directors and Executive Officers in the Merger

In considering the recommendation of the Tesoro board with respect to the Tesoro issuance proposal, Tesoro stockholders should be aware that the executive officers and directors of Tesoro have interests in the merger that may be different from, or in addition to, the interests of Tesoro stockholders generally. The members of the Tesoro board of directors were aware of and considered these interests, among other matters, when they approved the merger agreement and recommended that Tesoro stockholders approve the Tesoro issuance proposal.

Tesoro maintains the Tesoro Corporation Board of Directors Deferred Compensation Plan, which permits the deferral of annual retainers and other awards earned by directors. Deferred amounts are fully vested and generally paid out in the year elected by a participant or upon his or her separation from service, with accelerated distribution upon a “change in control” as defined in the plan. If the shares of Tesoro common stock issued in the merger exceed 30% of the total voting power of the stock of Tesoro, it may constitute a “change in control” for purposes of the plan and result in cash payment of amounts outstanding thereunder within 30 days of the merger. As of February 1, 2017, the estimated payments under the plan in the event of a “change in control” would total approximately $4.0 million, including approximately $1.7 million to current directors of Tesoro. All such distributions would represent previously earned and vested amounts.

Interests of Western Refining Directors and Executive Officers in the Merger

Directors and executive officers of Western Refining may have interests in the merger that are different from, or in addition to, the interests of Western Refining stockholders generally. These interests include, but are not limited to:

•	the treatment in the merger of restricted stock units, performance awards and other awards held by Western Refining executive officers and directors as described in the section entitled “The Merger Agreement—Treatment of Western Refining Stock Plans in the Merger” beginning on page [●], including accelerated vesting of some awards upon closing of the merger pursuant to their pre-existing terms and vesting of remaining awards upon a qualifying termination of employment during a specified period following the closing of the merger; and

•	employment agreements with executive officers that provide for enhanced severance upon a qualifying termination of employment during a specified period following the closing of the merger.

These interests are described in more detail below, and certain of them are quantified in the narrative and tabular disclosure included in the section entitled “The Merger—Merger-Related Compensation” beginning on page [●].

The Western Refining Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and approving the Mergers and in determining to recommend to Western Refining stockholders that they adopt the merger agreement. Western Refining stockholders should take these interests into account in deciding whether to adopt the merger agreement.

Potential Accelerated Vesting of Western Refining Awards

Accelerated Vesting of Western Refining RSUs Upon Closing

Pursuant to the pre-existing terms of the Western Refining RSU award agreements granted prior to November 17, 2016 to Western Refining employees (including executive officers) and directors, such awards will vest in full on a change in control, including the closing of the merger. As described above in the section entitled “The Merger Agreement—Treatment of Western Refining Stock Plans in the Merger” beginning on page [●], all such vested RSUs will receive the cash consideration of $37.30 per share. RSUs granted on or after November 17, 2016 have double-trigger vesting rather than single-trigger vesting, meaning they will accelerate only upon a qualifying termination of the recipient during a specified period following the closing of the merger, and will be treated as described below in the section entitled “Potential Double-Trigger Acceleration of Other Assumed Western Refining Awards”.

Potential Double-Trigger Acceleration of Other Assumed Western Refining Awards

As described above in the section entitled “The Merger Agreement—Treatment of Western Refining Stock Plans in the Merger” beginning on page [●], any Western Refining equity-based awards other than the vested Western Refining RSU awards will be assumed by Tesoro. In addition, any cash-based awards will remain outstanding. Pursuant to their pre-existing terms, these awards will vest upon a qualifying termination of employment within either one or two years following the merger (depending on the terms of the applicable agreement).

Accelerated Vesting of Awards Held by Western Refining Directors and Executive Officers

The table below sets forth the number of Western Refining RSUs held by members of the Western Refining board of directors (other than Mr. Stevens, who is included in the section entitled “The Merger—Merger-Related Compensation” below) as of January 27, 2017 (the assumed date of the closing of the merger solely for purposes of this “Interests of Western Refining Directors and Executive Officers in the Merger” disclosure), which, pursuant to their terms, will accelerate upon the closing of the merger (either alone or as a result of a qualifying termination of their service during a specified period following the merger) and be exchanged for the cash consideration as described above in the section entitled “The Merger Agreement—Treatment of Western Refining Stock Plans in the Merger” beginning on page [●]. The estimate of the intrinsic value of such awards (on a pre-tax basis) is based on a price per share of $37.30, which is the per share cash consideration and which will be the amount paid for Western Refining RSUs that accelerate upon the closing of the merger.

	Accelerated Vesting of Western Refining RSUs
	Number of RSUs (#)	Estimated Intrinsic Value ($)(1)
Board of Directors
Sigmund L. Cornelius	12,440	464,012
Paul L. Foster (2)	—	—
L. Frederick Francis	12,440	464,012
Robert J. Hassler	12,440	464,012
Brian J. Hogan	12,440	464,012
Scott D. Weaver (2)	—	—

(1)	Each non-employee director holding unvested RSUs also has accrued dividend equivalents on such award of $10,946.

(2)	In addition, each of Messrs. Foster and Weaver holds 3,171 MLP unit awards, with an estimated intrinsic value of such awards of $74,994 (based on an assumed per-unit value of $23.65, the closing price of MLP common units on January 26, 2017), which would accelerate upon a qualifying separation of service within two years following the merger, as described below.

As of January 27, 2017, Western Refining’s current executive officers as a group (consisting of Messrs. Stevens, Foster, Barfield, Lamp and Ms. Davis) held Western Refining RSUs that, pursuant to their terms, will accelerate upon the closing of the merger and be exchanged for the cash consideration as described above under “The Merger Agreement—Treatment of Western Refining Stock Plans in the Merger” with an estimated intrinsic value, including accrued dividend equivalents, of $17,754,216. The estimate of the intrinsic value of such awards (on a pre-tax basis) is based on a price per share of $37.30, which is the per share cash consideration and which will be the amount paid for Western Refining RSUs that accelerate upon the closing of the merger. See “The Merger—Merger-Related Compensation” below for more information on awards held by Western Refining named executive officers.

As of January 27, 2017, Western Refining’s current executive officers as a group (consisting of Messrs. Stevens, Foster, Barfield, Lamp and Ms. Davis) held (i) the following Western Refining equity-based awards and cash-based awards that will be assumed by Tesoro and would accelerate upon a qualifying termination within one or two years following the merger (depending on the terms of the applicable agreement): phantom awards with an intrinsic value of $3,848,906, PUAs with an intrinsic value of $9,424,695, and cash awards with an intrinsic value of $5,803,326 (each estimated, if applicable, based on a price per share of $37.30, which is the per share cash consideration to be paid in the merger, and including accrued dividend and distribution equivalents); and (ii) MLP unit awards that would accelerate upon a qualifying termination within two years following the merger with an estimated intrinsic value of $2,312,987 (estimated based on a per-unit value of $23.65, which is the closing price of MLP common units on January 26, 2017, and including accrued distribution equivalents). See “The Merger—Merger-Related Compensation” below for more information on awards held by Western Refining named executive officers.

Executive Officer Employment Agreements

Pursuant to the terms of the employment agreements with Western Refining’s executive officers, generally if an executive officer’s employment or service is involuntarily terminated without cause or the officer resigns due to a change in duties (each as defined in the relevant employment agreements) and such termination takes place during the two year period following the closing of the merger, the executive officers will be entitled to the following severance benefits, in addition to the accelerated vesting described above:

•	Cash Severance. The executive officer will be entitled to a severance payment, which generally is an amount equal to two times the sum of (i) the executive officer’s annual base salary in effect on the date of the involuntary termination and (ii) for executive officers excluding the chief executive officer, an annual bonus amount (as defined in the relevant employment agreement, based on past annual bonus amounts).

•	Benefits. The executive officer will be entitled to continue participating in health plans for a period of up to two years at no greater cost to the executive officer than a similarly situated Western Refining employee.

Under the agreements, any payments or benefits payable to the executive officer will be cut back to the extent that such payments or benefits would result in the imposition of excise taxes under Section 4999 of the Code if such reduction results in a better net after-tax benefit to the executive.

The estimated aggregate amount of cash severance and continued health benefits that would be payable to Western Refining’s executive officers as a group (consisting of Messrs. Stevens, Foster, Barfield, Lamp and Ms. Davis) under their respective employment agreements if the effective time of the merger were to occur and they were to experience a qualifying termination on January 27, 2017 is $12,025,036.

Merger-Related Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Western Refining’s named executive officers, that is based on or otherwise relates to the merger and that will or may become payable to the named executive officers at the closing of the merger or on a qualifying termination of employment upon or following the consummation of the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to the Western Refining named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of Western Refining stockholders. The “named executive officers” are the individuals listed as such in Western Refining’s most recent annual proxy statement. In addition, the current Chief Financial Officer and the current President and Chief Operating Officer, who were not “named executive officers” in the most recent proxy statement because they were not officers of Western Refining at such time, are included in the table below.

As described above, pursuant to the pre-existing terms of the award agreements granted to Western Refining employees, awards will vest on either a single-trigger basis at closing of the merger or on a double-trigger basis upon a qualifying termination of the individual’s employment within a specified period following the merger. For details on the treatment of outstanding Western Refining awards, see the section entitled “The Merger Agreement—Treatment of Western Refining Stock Plans in the Merger” beginning on page [●]. Each of the individuals named in the table below also has an existing employment agreement with Western Refining that provides for severance benefits in the event of a qualifying termination of such individual’s employment in connection with the merger, as described in more detail in the section entitled “The Merger—Executive Officer Employment Agreements” beginning on page [●].

The amounts set forth in the table below assume the following:

•	the closing of the merger occurred on January 27, 2017;

•	the individual is terminated without “cause” immediately following the closing of the merger; and

•	the per share value of each Western Refining RSU subject to accelerated vesting is $37.30 per share, which is the per share cash consideration to be paid in the merger and with respect to vested Western Refining RSUs.

The amounts reported in the table below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus, and do not reflect compensation actions that may occur following the filing of this joint proxy statement/prospectus, base compensation increases or annual equity award grants in the ordinary course prior to the effective time of the merger. The amounts reported below also include any equity or cash-based awards that may vest after January 27, 2017 but before the actual closing of the merger. As a result, the actual amounts, if any, to be received by a Western Refining named executive officer may differ materially from the amounts set forth below. In addition, some of the amounts reflected in the table below are attributable to double-trigger arrangements (i.e., the amounts are payable only in the event of a qualifying termination of the named executive officer’s employment during a specified period following the consummation of the merger).

Golden Parachute Compensation

	Cash ($) (1)	Equity ($) (2)	Benefits ($) (3)	Other ($) (4)	Total ($)
Jeff A. Stevens, Chief Executive Officer	2,226,860	13,812,845	20,620	4,961,790	21,022,115
Karen B. Davis, Chief Financial Officer	2,368,100	1,024,998	22,508	1,537,449	4,953,055
Lowry Barfield, Executive Vice President	2,069,171	3,727,553	20,620	1,840,905	7,658,249
Jeffrey S. Beyersdorfer, Senior Vice President	1,594,694	2,494,816	20,620	1,751,614	5,861,744
Gary R. Dalke, former Chief Financial Officer	—	3,702,497	—	1,347,680	5,050,177
David L. Lamp, President and Chief Operating Officer	5,265,540	5,273,071	31,617	6,887,877	17,458,105
Mark J. Smith, Executive Vice President	2,901,283	4,679,676	20,620	3,170,467	10,772,046

(1)	Represents the following double-trigger cash severance payments under the applicable officer’s employment agreement on a pre-tax basis: (i) for Mr. Stevens, an amount equal to two times his annual base salary (assuming his salary on the date of his involuntary termination is his salary as of January 27, 2017); (ii) for Ms. Davis and Messrs. Barfield, Beyersdorfer, Lamp and Smith, a lump sum payment equal to two times the officer’s annual base salary (assuming such salary on the date of his involuntary termination is his or her salary as of January 27, 2017) and two times a specified annual bonus amount (as defined in the relevant employment agreement, based on the highest of (x) the most recent actual annual bonus for such officer, (y) the average of the most recent three annual bonuses for such officer, or (z) a fixed percentage of salary (75% for Messrs. Barfield and Smith and 100% for Ms. Davis and Messrs. Beyersdorfer and Lamp)).
(2)	Represents the following:

•	Single-trigger vesting upon closing of the merger of Western Refining RSUs granted prior to the date of this joint proxy statement/prospectus and outstanding as of January 27, 2017 (including, for Mr. Stevens, RSUs that previously vested but for which settlement was delayed) and double-trigger vesting for RSUs granted in January 2017 as set forth in the following table, together with the value of accrued dividend equivalents on such RSUs:

	RSUs (# Shares)	Value ($)	Dividend equivalents ($)
Stevens	308,550	11,508,915	645,321
Dalke	76,090	2,838,157	210,774
Barfield	79,319	2,958,599	192,218
Beyersdorfer	51,635	1,925,986	142,811
Smith	96,987	3,617,615	268,665
Davis	11,465	427,645	4,357
Lamp	53,534	1,996,818	20,343

•	Double-trigger vesting of the following awards assuming a qualifying termination of employment following the closing of the merger:

•	Western Refining phantom awards, which were assumed by Western Refining upon its acquisition of NTI, that represent both (i) the right to receive the value of a specified number of Western Refining shares on the vesting date and (ii) cash distribution equivalents accrued prior to and after the NTI acquisition.

	Phantom Shares (#)	Value ($)	Distribution equivalents ($)
Davis	14,709	548,646	44,350
Lamp	80,817	3,014,474	241,436

•	MLP unit awards, assuming a per-unit value of $23.65, which is the closing price of MLP common units as of January 26, 2017, as set forth in the following table, together with the value of accrued distribution equivalents on such unit awards:

	MLP Units (#)	Value ($)	Distribution equivalents ($)
Stevens	61,462	1,453,576	205,033
Dalke	24,155	571,266	82,300
Barfield	21,310	503,982	72,754
Beyersdorfer	15,721	371,802	54,217
Smith	29,285	692,590	100,806

(3)	Represents the estimated value of continued participation in employee health plans for a period of up to two years.
(4)	Represents the following cash-based awards which are subject to double-trigger vesting assuming a qualifying termination of employment following the closing of the merger:

•	Western Refining PUAs, assuming that awards for each of the three-year performance periods ending December 31, 2017, 2018 and 2019 are deemed earned at 100% of target pursuant to their terms, as set forth in the following table.

	2015 PUAs (2015-2017) ($)	2016 PUAs (2016-2018) ($)	2017 PUAs (2017-2019) ($)
Stevens	1,621,500	1,670,145	1,670,145
Dalke	663,882	683,798	—
Barfield	591,645	609,394	639,866
Beyersdorfer	460,934	483,980	—
Smith	846,191	871,576	—
Davis	—	—	637,500
Lamp	—	—	1,984,500

•	Western Refining cash awards, which represent NTI awards that were assumed as a combination of time-based cash awards, performance-based cash awards and cash distribution equivalents accrued on NTI units at the time of the NTI acquisition, assuming that performance-based cash awards will be deemed earned at 100% of target pursuant to their terms, as set forth in the following table.

	2015 Cash Awards (2015-2017) ($)	2016 Cash Awards (2016-2018) ($)	Distribution equivalents ($)
Davis	460,207	335,760	103,982
Lamp	2,475,886	1,866,479	561,012

•	Cash-based Key Contributor Awards (KCAs) for the 2017-2019 period as follows:

(i)	for Mr. Beyersdorfer, $806,700 and

(ii)	for Mr. Smith, $1,452,700.

Indemnification and Insurance

The parties to the merger agreement have agreed that, from and after the effective time of the merger, Tesoro and the surviving entity in the merger will indemnify and hold harmless (and subject to certain conditions to provide advancement of expenses to) each present and former director and officer of Western Refining and its subsidiaries and each other person or entity who, at the request or for the benefit of Western Refining or any of its subsidiaries, is or was previously serving as a director or officer, MLP employee or fiduciary of any other person or entity or any benefit plan of Western Refining or any benefit plan of any of Western Refining’s subsidiaries (determined at the effective time), from and against any costs or expenses, judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of matters existing or occurring at or prior to the effective time of the merger, to the fullest extent that Western Refining or the applicable subsidiary of Western Refining would have been permitted under Delaware law and under its certificate of incorporation or bylaws or other governing documents in effect on November 16, 2016 to indemnify such person. The parties to the merger agreement have also agreed that the surviving entity’s certificate of incorporation and bylaws or limited liability company agreement, as applicable, will include provisions regarding the elimination of liability of directors, the indemnification of officers, directors, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in the organizational documents of Western Refining in effect on November 16, 2016.

In addition, the merger agreement contains certain obligations related to the purchase of directors’ and officers’ liability insurance “tail” policies with respect to matters existing or occurring at or prior to the effective time of the merger for persons who are covered under Western Refining’s existing policies. For additional information see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page [●].

Reimbursement for Fees

The merger agreement provides that, following the merger, Tesoro will increase the size of its board of directors in order to cause Paul Foster and Jeff Stevens to be appointed to Tesoro’s board of directors at such time and, subject to fiduciary obligations under applicable law, use its best efforts to cause Paul Foster and Jeff Stevens to be elected to the board of directors of Tesoro at the first annual meeting of stockholders of Tesoro with a proxy mailing date after the effective time of the merger, which the Western Refining board determined to be in the best interests of Western Refining and its stockholders. Due to, among other things, their role as directors of Tesoro following completion of the merger and their receipt of the stock consideration, Messrs. Stevens and Foster will be required to file a notification and report form under the HSR Act with the FTC and the DOJ. In order to facilitate their service on the Tesoro board of directors following the completion of the merger, the Western Refining board of directors has unanimously determined it advisable and in the best interests of Western Refining and its stockholders to reimburse Messrs. Stevens and Foster for all cost incurred by them as a result of any filings required to be made by them under the HSR Act, or other applicable laws as a result of their prospective appointment to the Tesoro board of directors and receipt of the stock consideration in the merger.

Listing of Tesoro Shares; Delisting and Deregistration of Western Refining Shares

If the merger is completed, the shares of Tesoro common stock to be issued in the merger will be listed for trading on the NYSE, Western Refining common stock will be delisted from the NYSE and deregistered under the Exchange Act, and Western Refining will no longer be required to file periodic reports with the SEC.

Accounting Treatment of the Merger

Tesoro prepares its financial statements in accordance with U.S. GAAP. The accounting guidance for business combinations, which is referred to as Accounting Standards Codification (ASC) 805, requires the use of the acquisition method of accounting for the merger, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Tesoro will be treated as the acquirer for accounting purposes.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement, which was executed on November 16, 2016. The description of the merger agreement in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety, because it is the legal document that governs the merger.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary are included solely to provide you with information regarding the terms of the merger agreement. Factual disclosures about Tesoro, Western Refining, or any of their respective subsidiaries or affiliates contained in this joint proxy statement/prospectus or in Tesoro’s or Western Refining’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Tesoro or Western Refining, as applicable, contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by Tesoro, Western Refining, Merger Sub 1 and Merger Sub 2 were made solely for the purposes of the merger agreement and as of specific dates and were qualified and subject to important limitations agreed to by Tesoro, Western Refining, Merger Sub 1 and Merger Sub 2 in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to complete the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that Tesoro and Western Refining delivered to each other in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Investors should not rely on the merger agreement representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts of Tesoro, Western Refining, Merger Sub 1, Merger Sub 2 or any of their respective subsidiaries or affiliates.

The Merger

Pursuant to the merger agreement, Tesoro will acquire Western Refining. The merger agreement provides that, upon the terms and subject to the conditions in the merger agreement, and in accordance with the DGCL, at the effective time, Merger Sub 1 will merge with and into Western Refining in the first merger. As a result of the first merger, the separate corporate existence of Merger Sub 1 will cease, and Western Refining will continue as the surviving corporation and a wholly owned subsidiary of Tesoro, which is referred to as the surviving corporation.

The merger agreement also provides that if either Tesoro or Western Refining reasonably believes, based on the receipt of an opinion of Davis Polk & Wardwell LLP (or another nationally recognized law firm selected by Western Refining), that it is necessary to enable the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, then it may, prior to the closing, elect to deliver a notice to the other party, which election is referred to as a second merger election, requiring that, immediately following the effective time of the first merger, upon the terms and subject to the conditions in the merger agreement, and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware, which is referred to as the LLC Act, the surviving corporation from the first merger be merged with and into Merger Sub 2, which is referred to as the second merger. If a second merger is effected, the first merger and the second merger are referred to together as the merger. If the second merger occurs, the separate corporate existence of Western Refining will cease as a result, and Merger Sub 2 will continue as the surviving company and a wholly owned subsidiary of Tesoro, which is referred to as the surviving company.

Closing and Effective Time of the Merger

Unless otherwise mutually agreed to in writing between Tesoro and Western Refining, the closing of the merger will take place on the fifth business day following the day on which the last to be satisfied or waived of the conditions to completion of the merger, described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [●], has been satisfied or waived (other than those conditions which by their nature are to be satisfied at or immediately prior to the closing of the merger, but subject to the fulfillment or waiver of those conditions); except that if the marketing period (as defined below) has not ended at the time of satisfaction or waiver of the conditions described above then the closing of the merger will occur instead on the earlier to occur of the following two dates, unless another date is agreed to in writing by Tesoro and Western Refining:

•	any business day during or before the expiration of the marketing period as may be specified by Tesoro on no fewer than three business days’ prior written notice to Western Refining; and

•	the date that is three business days after the final day of the marketing period.

Assuming timely satisfaction of the necessary closing conditions, the parties currently expect the closing of the merger to occur in the first half of 2017. The first merger will become effective at the time when the certificate of merger for the first merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as Tesoro and Western Refining may agree in writing and specify in the certificate of merger for the first merger. If a second merger election is made, the second merger will become effective at the time when the certificate of merger for the second merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as Tesoro and Western Refining may agree in writing and specify in the certificate of merger for the second merger.

Marketing Period

The merger agreement required the completion of a 15 consecutive business day marketing period commencing no earlier than the first business day following January 15, 2017. The parties have agreed that the marketing period was completed on December 22, 2016.

Merger Consideration

As a result of the first merger, each share of Western Refining common stock issued and outstanding immediately prior to the effective time of the first merger, other than excluded shares, will be converted into the “per share merger consideration” of either $37.30 in cash, which is referred to as cash consideration, or 0.4350, which is referred to as the exchange ratio, of a share of Tesoro common stock, which is referred to as stock consideration, in each case without interest. As further described below in the section entitled “The Merger Agreement—Election and Exchange Procedures” beginning on page [●], and in more detail in the merger agreement, each Western Refining stockholder will until the election deadline be entitled to elect to receive either cash consideration, which is referred to as a cash election, or stock consideration, which is referred to as a stock election, in exchange for each share of Western Refining common stock held by him or her that was issued and outstanding immediately prior to the election deadline (other than any excluded shares), subject to the adjustment and proration procedures described below and in further detail in the merger agreement. Western Refining stockholders (other than holders of excluded shares) who make no election or an untimely election (or who otherwise are deemed not to have submitted an effective form of election) will be deemed to have made a stock election. Tesoro has reasonable discretion to determine whether stock elections or cash elections have been made or deemed made in respect of any shares of Western Refining common stock. For more information regarding the election deadline, see the section entitled “The Merger Agreement—Election and Exchange Procedures” beginning on page [●].

Stock elections are not subject to proration. Cash elections are subject to the adjustment and proration procedures set forth in the merger agreement to ensure that the total number of shares of Western Refining common stock converted into cash consideration will not exceed 10,843,042 shares of Western Refining common stock less the number of excluded shares, which is referred to as the cash election number. In the event that the aggregate number of shares of Western Refining common stock in respect of which cash elections have been made, which are referred to as cash election shares, exceeds the cash election number, all cash election shares shall be converted into the right to receive stock consideration or cash consideration as follows:

•	the cash election shares held by each record holder of shares of Western Refining common stock will be deemed converted into shares in respect of which stock elections have been made, on a pro rata basis based on the ratio that the number of cash election shares held by such holder bears to the total number of shares of Western Refining common stock in respect of which cash elections have been made, such that the aggregate number of cash election shares so deemed converted, when added to the number of other shares of Western Refining common stock in respect of which stock elections have been made, will equal as closely as practicable the total number of shares of Western Refining common stock issued and outstanding immediately prior to the effective time of the first merger less the cash election number less the number of excluded shares;

•	any remaining cash election shares will be converted into the right to receive cash consideration; and

•	the number of cash election shares of a holder of Western Refining common stock that are to remain cash election shares pursuant to the calculation described above will be rounded downward where needed.

Western Refining stockholders will not be entitled to receive any fractional shares of Tesoro common stock in the merger, and no Western Refining stockholders will be entitled to dividends, voting rights or any other rights in respect of any fractional shares of Tesoro common stock. Western Refining stockholders that would have otherwise been entitled to receive a fractional share of Tesoro common stock will instead be entitled to receive, in lieu of fractional shares, an amount in cash, without interest, equal to the product of the average of the closing prices per share of Tesoro common stock on the NYSE, as reported by The Wall Street Journal (or if not reported thereby, as reported in another authoritative source), for the five full trading days ending on the second business day immediately preceding the date on which the effective time of the first merger occurs, multiplied by the fraction of a share of Tesoro common stock (after taking into account all of the shares of Western Refining common stock held by the holder at the effective time of the first merger and rounded to the nearest one thousandth) to which the holder would otherwise be entitled.

At the effective time, all shares of Western Refining common stock will cease to be outstanding, will be cancelled and will cease to exist, and each certificate formerly representing any shares of Western Refining common stock, and each non-certificated share of Western Refining common stock represented by book-entry (other than, in each case, those representing excluded shares) will thereafter represent only the right to receive, without interest, the applicable per share merger consideration, and (with respect to the stock consideration) the right, if any, to receive cash in lieu of fractional shares into which such shares have been converted and any distribution or dividend on shares of Tesoro common stock issued in the merger payable after the effective time of the first merger.

Each excluded share will, at the effective time of the first merger, be cancelled and cease to exist, with no consideration paid therefor.

Treatment of Western Refining Stock Plans in the Merger

Treatment of Vested Western Refining Restricted Stock Units

At the effective time of the first merger, each outstanding restricted stock unit granted under the Western Refining stock plans, which is referred to as a Western Refining RSU, that is vested as of the effective time of the first merger (after application of any vesting acceleration provisions set forth in the terms of such Western Refining RSU, if any) will automatically be cancelled and will only entitle the holder of such vested Western Refining RSU to receive (without interest), as soon as reasonably practicable after the effective time of the first merger, an amount in cash equal to the number of shares subject to such vested Western Refining RSU immediately prior to the effective time of the first merger multiplied by the cash consideration, less applicable taxes required to be withheld with respect to such payment. To the extent that any such payment would cause a tax or penalty under Section 409 of the Internal Revenue Code, such payments will be made at the earliest time permitted under the stock plans and applicable award agreement that would not cause a tax or penalty under Section 409A of the Internal Revenue Code.

Treatment of Unvested Western Refining Restricted Stock Units

At the effective time of the first merger, each outstanding Western Refining RSU that is not vested as of the effective time of the first merger (after application of any vesting acceleration provisions set forth in the terms of the Western Refining RSU, if any) will automatically cease to represent a restricted stock unit denominated in Western Refining shares and will be converted into a restricted stock unit denominated in shares of Tesoro common stock, which is referred to as a Tesoro RSU. The number of shares of Tesoro common stock subject to each such Tesoro RSU will be equal to the product (rounded down to the nearest whole number) of the number of shares of Western Refining common stock subject to such Western Refining RSU immediately prior to the effective time of the first merger multiplied by the exchange ratio. Following the effective time of the first merger, except as specifically provided by the merger agreement, each such Tesoro RSU will continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Western Refining RSU immediately prior to the effective time of the first merger.

Treatment of Western Refining Performance Unit Awards

At the effective time of the first merger, each outstanding performance unit award, which is referred to as a Western Refining PUA, whether vested or unvested, will, automatically and without any action on the part of the holder thereof, remain a performance unit award denominated in the same cash value as the Western Refining PUA, except that any references in such Western Refining PUA to shares of Western Refining common stock will be to shares of Tesoro common stock, which is referred to as a Tesoro PUA. Following the effective time of the first merger, except as specifically provided by the merger agreement, each Tesoro PUA will continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Western Refining PUA immediately prior to the effective time of the first merger, provided that Western Refining will adjust the performance metrics to reflect the first merger, with such adjustment being subject to the approval of Tesoro.

Treatment of Other Company Awards

At the effective time of the first merger, each right of any kind, contingent or accrued, to acquire or receive shares of Western Refining common stock or benefits measured by the value of shares of Western Refining common stock, and each award of any kind consisting of shares of Western Refining common stock that may be held, awarded, outstanding, payable or reserved for issuance under the stock plans and any other Western Refining benefit plans other than Western Refining RSUs and Western Refining PUAs, which are referred to collectively as the company awards, will be converted into the right to acquire or receive benefits measured by the value of (as the case may be) the number of shares of Tesoro common stock equal to the product (rounded down to the nearest whole number) of the number of shares of Western Refining common stock subject to such company award immediately prior to the effective time of the first merger multiplied by the exchange ratio, and to the extent such company award provides for payments to the extent the value of the shares of Western Refining common stock exceeds a specified reference price, at a reference price per share (rounded to the nearest whole cent) equal to the reference price per share of Western Refining common stock immediately prior to the effective time of the first merger divided by the exchange ratio. Following the effective time of the first merger, except as specifically provided by the merger agreement, each such right will otherwise be subject to the same terms and conditions (including, as applicable, vesting and exercisability terms) as were applicable to the rights under the relevant plan immediately prior to the effective time of the first merger, provided that Western Refining will adjust any applicable performance metrics to reflect the first merger, with such adjustment being subject to the approval of Tesoro.

Election and Exchange Procedures

Tesoro has selected American Stock Transfer & Trust Company to serve as the exchange agent and to handle the exchange of shares of Western Refining common stock for the per share merger consideration, as described above.

At the effective time, Tesoro will deposit with the exchange agent cash constituting at least the amount necessary for the aggregate amount of cash consideration, and certificates (or at Tesoro’s option, evidence of non-certificated shares of Tesoro common stock in book-entry form) constituting at least the amount necessary for the aggregate amount of stock consideration. In addition, Tesoro will deposit with the exchange agent, as necessary from time to time after the effective time of the first merger, if applicable, cash, dividends or other distributions with respect to the shares of Tesoro common stock to be issued in the first merger, as further described in the section entitled “The Merger Agreement—Dividends and Distributions on Shares of Tesoro Common Stock” beginning on page [●].

Prior to the closing of the merger, the exchange agent will provide a form of election and appropriate transmittal materials to holders of record of shares of Western Refining common stock (other than holders of excluded shares and shares represented by Western Refining RSUs, Western Refining PUAs and company awards) advising such holders of the procedure for exercising their right to make an election.

Western Refining stockholders should not return their stock certificates with the enclosed proxy card, and Western Refining stockholders should not forward their stock certificates to the exchange agent without a valid form of election and other appropriate transmittal materials.

To be effective, a form of election must be properly completed, signed and submitted to the exchange agent by 5:00 PM (Eastern Time) on the business day that is two trading days prior to the closing date for the first merger, or such other date and time as Tesoro may publicly announce with the consent of Western Refining, which is referred to as the election deadline. Each form of election submitted to the exchange agent must be accompanied by:

•	for book-entry shares of Western Refining common stock, customary evidence of ownership of such shares as determined by the exchange agent by the election deadline, and

•	for certificated shares of Western Refining common stock, the certificate representing such shares (or affidavits of loss in lieu of such certificates or an appropriate guarantee of delivery of such certificates by a financial institution that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, followed in the case of guarantees of delivery within three trading days after the date of execution of such guarantee of delivery by delivery to the exchange agent of the certificates represented by such guarantee of delivery) and a letter of transmittal by the election deadline.

A Western Refining stockholder may revoke his or her merger consideration election by written notice received by the exchange agent prior to the election deadline. A holder of shares of Western Refining common stock who has validly revoked his or her merger consideration election and has not properly submitted a new duly completed form of election will be deemed to have made a stock election. Tesoro will determine, in its reasonable discretion, which discretion and authority it may delegate in whole or in part to the exchange agent, whether forms of election (and where applicable, appropriate transmittal materials) have been properly completed, signed and submitted or revoked, and the decision of Tesoro (or the exchange agent, as the case may be) in such matters will be conclusive and binding.

From and after the effective time of the first merger, there will be no further transfers on the stock transfer books of Western Refining of the shares of Western Refining common stock that were outstanding immediately prior to the effective time of the first merger. If, after the effective time of the first merger, any certificate of a share of Western Refining common stock is presented to the surviving corporation, surviving company, Tesoro or the exchange agent for transfer, it will be canceled and exchanged for the per share merger consideration to which the holder of the certificate is entitled pursuant to the merger agreement.

Termination of the Exchange Fund

Any portion of the exchange fund that remains unclaimed by Western Refining stockholders for 180 days after the effective time of the first merger will be delivered to Tesoro. Thereafter, Western Refining stockholders will be entitled to look only to Tesoro with respect to the payment of any per share merger consideration (and/or cash in lieu of fractional shares and/or dividends or distributions with respect to such per share merger consideration, as contemplated by the merger agreement), without any interest thereon. None of the surviving corporation, surviving company, Tesoro, the exchange agent or any other person shall be liable to any former holder of shares of Western Refining common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Immediately before any portion of the exchange fund would otherwise escheat to, or become the property of, any governmental authority, such amount will, to the extent permitted by law, become the property of Tesoro.

Lost, Stolen or Destroyed Share Certificates

If a certificate for shares of Western Refining common stock has been lost, stolen or destroyed, then, before a Western Refining stockholder will be entitled to receive the per share merger consideration (and/or cash in lieu of fractional shares and/or dividends or distribution with respect to such per share merger consideration, as contemplated by the merger agreement), such holder will need to make an affidavit of that fact and, if requested by Tesoro, post a bond (in such amount as is customary and upon such terms as may be required by Tesoro) as indemnity against any claim that may be made against Tesoro, the exchange agent or any of Tesoro’s subsidiaries with respect to such certificate.

Adjustments to Prevent Dilution

In the event that, prior to the effective time of the first merger, either Tesoro or Western Refining changes the number of shares of Tesoro common stock (or securities convertible or exchangeable into or exercisable for Tesoro common stock) or Western Refining common stock (or securities convertible or exchangeable into or exercisable for Western Refining common stock), as the case may be, issued and outstanding, by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or another similar transaction, then the per share merger consideration and the cash election number shall be equitably adjusted, without duplication, to proportionally reflect such change.

Organizational Documents; Directors, Managers and Officers; NYSE Listing

Organizational Documents

At the effective time of the first merger, the certificate of incorporation of the surviving corporation will be amended and restated in its entirety to read as set forth in Exhibit 1 to the merger agreement, until thereafter amended as provided therein or by applicable law.

In the event that a second merger election is made, the certificate of formation and limited liability company agreement of Merger Sub 2 in effect immediately prior to the effective time of the second merger will be the certificate of formation and limited liability company agreement of the surviving company from and after the effective time of the second merger until thereafter as provided therein or by applicable law.

Directors, Managers and Officers

The board of directors of Merger Sub 1 immediately prior to the effective time of the first merger will be the directors of the surviving corporation from and after the effective time of the first merger, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation. The officers of Western Refining immediately prior to the effective time of the first merger will be the officers of the surviving corporation from and after the effective time of the first merger until their successors have been duly appointed or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

If a second merger election is made, the managers of Merger Sub 2 immediately prior to the effective time of the second merger will be the managers of the surviving company from and after the effective time of the second merger, and the officers of Western Refining immediately prior to the effective time of the first merger will be the officers of the surviving company from and after the effective time of the second merger.

NYSE Listing

As promptly as practicable following the completion of the first merger, Western Refining common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded.

Dividends and Distributions on Shares of Tesoro Common Stock

Any dividend or other distribution with respect to shares of Tesoro common stock for which shares of Western Refining common stock are to be exchanged in connection with the first merger will not be paid (but will nevertheless accrue) until the certificates representing such shares of Western Refining common stock (or affidavits of loss in lieu of such certificates), or, as applicable, book-entry shares representing such shares of Western Refining common stock, are properly surrendered for exchange in accordance with the merger agreement. Following the surrender of such book-entry shares, certificates or affidavits of loss in lieu of such certificates, there will be issued or paid in respect of each whole share of Tesoro common stock into which the shares of Western Refining common stock represented by such book-entry shares, certificates or affidavits of loss have been converted, without interest:

•	at the time of such surrender, the dividends or other distributions with a record date after the effective time for the first merger theretofore payable with respect to such whole shares of Tesoro common stock and not paid; and

•	at the appropriate payment date, the dividends and other distributions payable with respect to such whole shares of Tesoro common stock with a record date after the effective time for the first merger and a payment date subsequent to the time of such surrender.

No holder of Western Refining certificates or book-entry shares that have been converted into cash consideration will be entitled to receive any such dividend or other distribution in respect of such Western Refining certificates or book-entry shares.

Representations and Warranties

The merger agreement contains customary and, in certain cases, reciprocal, representations and warranties by Western Refining and Tesoro that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, in forms, statements, certifications, reports or other documents filed with or furnished to the SEC by Western Refining or Tesoro, as applicable, from December 31, 2013 and prior to November 16, 2016 or in the disclosure letters delivered by Western Refining and Tesoro to each other in connection with the merger agreement. These representations and warranties relate to, among other things:

•	organization, good standing and qualification to do business;

•	capitalization, including regarding:

•	the number of shares of common stock, preferred stock and/or other capital stock of Tesoro and TLLP (or as applicable, Western Refining and MLP) issued, outstanding and/or reserved for issuance;

•	the absence of securities convertible into or exchangeable or exercisable for, or giving any person a right to subscribe for or acquire, any securities of Tesoro and its subsidiaries (or as applicable Western Refining and its subsidiaries);

•	the absence of pre-emptive rights and other rights giving any persons the right to acquire, or requiring Tesoro or its subsidiaries (or as applicable, Western Refining and its subsidiaries) to sell, any securities of Tesoro and its subsidiaries (or as applicable, Western Refining and its subsidiaries) or any securities convertible into or exchangeable or exercisable for, or giving any person a right to subscribe for or acquire, any such securities;

•	the absence of obligations of Tesoro or its subsidiaries (or as applicable, Western Refining and its subsidiaries) to repurchase, redeem or otherwise acquire any securities of it or its affiliates or any securities convertible into or exchangeable or exercisable for, or giving any person a right to subscribe for or acquire, any such securities;

•	the absence of any bonds, debentures, notes or other obligations the holders of which have the right to vote, or which are convertible into or exercisable for securities having the right to vote with the stockholders of Tesoro and its subsidiaries (or as applicable, Western Refining and its subsidiaries) on any matter; and

•	ownership of subsidiaries;

•	corporate authority and approval relating to the execution, delivery and performance of the merger agreement and the voting agreements, including regarding the approval by the boards of Tesoro and Western Refining of the merger agreement, the voting agreements and the transactions contemplated by the merger agreement and the voting agreements;

•	receipt by Tesoro (or as applicable, Western Refining) of a fairness opinion from its financial advisor regarding the fairness of the per share merger consideration;

•	governmental notices, reports, filings, consents, registrations, approvals, permits and authorizations required in connection with the execution, delivery and performance of the merger agreement and the voting agreements and the completion of the merger;

•	the absence of a breach or violation of, or default under Tesoro’s (or as applicable, Western Refining’s) organizational documents as a result of entering into and performing under the merger agreement and the voting agreements;

•	the absence of a breach or violation of, or default under, the creation or acceleration of any obligations under, the loss of any benefits under, or the creation of a lien on any of the assets of Tesoro or any of its subsidiaries (or as applicable, Western Refining or any of its subsidiaries), pursuant to, (i) any contracts binding upon it or its subsidiaries or (ii) any law to which it or any of its subsidiaries is subject;

•	the absence of any change in the rights or obligations under contracts to which it or any of its subsidiaries is subject as a result of its entering into and performing under the merger agreement and the voting agreements;

•	filings with the SEC since December 31, 2013 and the financial statements included therein;

•	compliance with NYSE rules and regulations;

•	compliance with disclosure controls and procedures required under the Exchange Act and the Sarbanes-Oxley Act of 2002;

•	the conduct of business in the ordinary course consistent with past practice since December 31, 2015, and the absence since December 31, 2015 of changes in the financial condition, properties, assets, liabilities, business or results of operations or any circumstance, occurrence or development of Tesoro and its subsidiaries (or as applicable, of Western Refining and its subsidiaries) that would have a “material adverse effect” (as defined below);

•	the absence of changes since December 31, 2015 in accounting methods and practices;

•	the absence of certain legal proceedings, investigations and governmental orders against Tesoro and its subsidiaries (or as applicable, against Western Refining and its subsidiaries);

•	the absence of certain undisclosed liabilities;

•	compliance with applicable laws, the absence of governmental investigations and the possession of and compliance with licenses and permits necessary for the conduct of business;

•	inapplicability of anti-takeover laws;

•	tax matters;

•	environmental matters;

•	intellectual property matters; and

•	the absence of any undisclosed broker’s or finder’s fees.

The merger agreement also contains additional representations and warranties by Western Refining relating to the following, among other things:

•	the number of and vesting schedule for Western Refining equity awards;

•	the absence of material increases since December 31, 2015 in officer and employee compensation;

•	employee benefit plan and labor matters;

•	insurance;

•	certain material contracts;

•	compliance with anti-corruption laws;

•	hedging arrangements;

•	real and personal property; and

•	top ten customers and top ten suppliers.

The merger agreement also contains additional representations and warranties by Tesoro, Merger Sub 1 and Merger Sub 2 relating to the following, among other things:

•	financing arrangements and the availability of cash; and

•	the capitalization of Merger Sub 1 and Merger Sub 2.

Many of the representations and warranties contained in the merger agreement are qualified by a “parent material adverse effect” or a “company material adverse effect” standard (that is, they would not be deemed untrue or incorrect unless their failure to be true and correct, individually or in the aggregate, has had or would reasonably be expected to have a parent material adverse effect on Tesoro or a company material adverse effect on Western Refining) and/or by a general materiality standard or by a knowledge standard.

A “parent material adverse effect” on Tesoro or a “company material adverse effect” on Western Refining, as applicable, means a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of (with respect to the definition of a parent material adverse effect) Tesoro and its subsidiaries, taken as a whole, or (with respect to the definition of a company material adverse effect) Western Refining and its subsidiaries, taken as a whole, excluding any effect to the extent resulting from any of the following:

•	the announcement or (subject to certain exceptions) completion of the transactions contemplated by the merger agreement;

•	any litigation brought by or on behalf of any current or former holder of shares of (with respect to the definition of parent material adverse effect) Tesoro common stock or (with respect to the definition of company material adverse effect) Western Refining common stock, in their capacities as such, arising from allegations of any breach of fiduciary duty or violation of law relating to the merger agreement or merger; and

•	any action taken (or omitted to be taken) at the written request of (with respect to the definition of company material adverse effect) Tesoro or (with respect to the definition of parent material adverse effect) Western Refining, or that is expressly required by the merger agreement, or the failure to take any specific action expressly prohibited by the merger agreement for which (with respect to the definition of company material adverse effect) Tesoro or (with respect to the definition of parent material adverse effect) Western Refining declined to consent.

The definitions of “company material adverse effect” and “parent material adverse effect” also exclude any effect to the extent resulting from any of the following, provided that such exclusions will not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such matter has resulted in, or contributed to, a “company material adverse effect” or as applicable, a “parent material adverse effect”:

•	any failure by (with respect to the definition of parent material adverse effect) Tesoro and its subsidiaries or (with respect to the definition of company material adverse effect) Western Refining and its subsidiaries to meet any estimates or projections of financial performance for any period ending on or after the date of the merger agreement and prior to the closing; and

•	a decline in the price or trading volume of Western Refining common stock or the equity securities of any subsidiary of Western Refining (or as applicable, of Tesoro common stock or the equity securities of any subsidiary of Tesoro) on the NYSE.

Except to the extent that they primarily relate only to, have the effect of primarily relating only to, or disproportionately adversely affect (with respect to the definition of parent material adverse effect) Tesoro or its subsidiaries or (with respect to the definition of company material adverse effect) Western Refining and its subsidiaries, the following are also excluded from the definition of a “parent material adverse effect” or, as applicable, a “company material adverse effect”:

•	changes in the economy or financial markets generally in the United States or any other country or changes that are the results of acts of war, sabotage or terrorism or of natural disasters;

•	changes that are the result of factors generally affecting the petrochemical refining or pipeline industries;

•	changes in law or in U.S. GAAP after the date of the merger agreement; and

•	changes in the price of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products, natural gas liquids or crack spreads.

Interim Operations of Western Refining and Tesoro Pending the Merger

Under the terms of the merger agreement, Western Refining has agreed, subject to certain exceptions in the merger agreement and the disclosure letter it delivered to Tesoro in connection with the merger agreement, that, after November 16, 2016 until the earlier of the completion of the first merger and the termination of the merger agreement, unless Tesoro gives its approval in writing (such approval not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly contemplated by the merger agreement or as required by applicable law:

•	the business of Western Refining and its subsidiaries will be conducted in the ordinary and usual course; and

•	Western Refining and its subsidiaries will use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its subsidiaries’ then-present officers, employees and agents and maintain their material tangible assets in good working order.

In addition, Western Refining has agreed, subject to certain exceptions set forth in the merger agreement and the disclosure letter it delivered to Tesoro in connection with the merger agreement, that, from November 16, 2016 until the earlier of the completion of the first merger or the termination of the merger agreement, except as otherwise expressly required by the merger agreement, as Tesoro may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) Western Refining will not, and will not permit its subsidiaries to do the following, among other things:

•	amend its certificate of incorporation or bylaws or the applicable governing documents of any subsidiary or the terms of any security of Western Refining or its subsidiaries;

•	merge or consolidate itself or any of its subsidiaries with any other person, restructure, reorganize or completely or partially liquidate or sell or otherwise dispose of Western Refining’s interests in MLP, or in the general partner of MLP;

•	acquire securities or assets (i) that constitute a business; (ii) outside the ordinary course of business with a value or purchase price exceeding $50 million in any transaction or series of related transactions (subject to exceptions for acquisitions pursuant to contracts already in effect and disclosed to Tesoro); or (iii) in connection with dropdown transactions that have not been listed in the disclosure letter Western Refining delivered to Tesoro in connection with the merger agreement (subject to exceptions for acquisitions pursuant to contracts already in effect and disclosed to Tesoro);

•

issue, sell, pledge, dispose of, grant, transfer, or encumber shares of capital stock of Western Refining or any of its subsidiaries or securities convertible into or exchangeable or exercisable for any such shares of capital stock or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, subject to certain exceptions, including in connection with issuances of Western Refining common stock or MLP common units in connection with equity award plans, issuances of common units of MLP in the ordinary course of business, consistent with past practice (provided that such issuance does not have as its purpose or effect a significant dilution of Western Refining’s equity interest in MLP);

•	make any loans, advances or capital contributions to or investments in any person in excess of $1 million in the aggregate, subject to certain limited exceptions for trade credit and similar loans and advances made to employees, customers and suppliers in the ordinary course of business consistent with past practice;

•	declare, set aside or pay any dividend or other distribution in respect of its capital stock, subject to certain exceptions, including for regular quarterly cash dividends by Western Refining not in excess of $0.38 per share of Western Refining common stock per fiscal quarter and for cash distributions by MLP to the holders of its common units at such times and in such amounts as is consistent with MLP’s past practice;

•	enter into any agreement with respect to the voting of its capital stock;

•	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•	incur indebtedness for borrowed money, guarantee indebtedness for borrowed money of another person, or issue or sell debt securities, warrants or other rights to acquire debt securities of Western Refining or any of its subsidiaries, except (i) for indebtedness for borrowed money incurred in the ordinary course of business pursuant to Western Refining’s existing revolving, swingline or letter of credit facilities not to exceed $50 million outstanding at any time (in addition to amounts outstanding under such arrangements as of September 30, 2016), (ii) in replacement of existing indebtedness for borrowed money on terms as or more beneficial to Western Refining and its subsidiaries than the indebtedness being replaced, (iii) certain guarantees by Western Refining or its affiliates and (iv) in connection with certain derivative arrangements;

•	make or authorize capital expenditures, except for (i) capital expenditures that do not, in any calendar year, exceed the aggregate capital expenditure amount for such year set forth in Western Refining’s most recent budget made available to Tesoro prior to November 16, 2016, and (ii) additional capital expenditures that do not exceed $5 million in the aggregate during any 12-month period;

•	amend, modify, terminate or waive any material right under certain types of “material contracts” (as defined in the merger agreement) or, subject to certain exceptions, enter into any contract that would have been a material contract (as defined in the merger agreement) if it had been entered into before the merger agreement was executed;

•	make any material changes with respect to accounting policies or procedures, except as required by changes in U.S. GAAP after the date of the merger agreement, or any changes in its fiscal year, or any material changes in internal accounting controls or disclosure controls and procedures that could reasonably be expected to negatively affect Western Refining or MLP;

•	settle, propose to settle or compromise any action before a governmental entity, if such settlement, proposed settlement or compromise (i) involves the payment of money damages in excess of $2.5 million in the aggregate (together with all other settlements or compromises after the date of the merger agreement), net of insurance, (ii) imposes any material equitable or non-monetary relief, penalty or restriction on Western Refining or any of its subsidiaries or (iii) would reasonably be expected to affect the rights or defenses available to Western Refining or its subsidiaries in certain related or similar claims;

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make or change any material tax election, change or consent to any change in its or its subsidiaries’ material method of accounting for tax purposes (except as required by applicable tax law), settle or compromise any material tax liability, claim or assessment, enter into any material closing agreement or waive or extend any statute of limitations with respect to material taxes;

•	transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, product lines or businesses or those of any of its subsidiaries, including any equity interests of any of its subsidiaries, subject to certain limited exceptions including (i) in connection with goods or services provided in the ordinary course of business and sales of obsolete assets, (ii) certain dispositions of assets with a fair market value not in excess of $5 million in the aggregate, (iii) certain dropdown transactions or (iv) pursuant to certain contracts in effect prior to November 16, 2016;

•	except as required pursuant to the terms of any Western Refining benefit plans in effect as of November 16, 2016 or as set forth in the disclosure letter Western Refining delivered to Tesoro, grant or provide severance or termination payments or benefits to directors, officers or employees, except in the ordinary course of business consistent with past practice; increase the compensation, bonus, pension, welfare, severance or other benefits of any of its directors, officers or employees; establish, adopt or materially amend or terminate certain Western Refining benefit plans; grant any new awards, or amend or modify the terms of any outstanding awards, under any company benefit plan; take any action to accelerate the vesting or payment of compensation or benefits; materially change any actuarial or other assumptions used to calculate funding obligations with respect to Western Refining benefit plans; forgive any loans to directors, officers or employees; hire any employee, other than an employee with an aggregate annual salary of less than $250,000 hired to replace a departed employee; terminate the employment of any executive officer other than for cause; or become a party to, amend or terminate any collective bargaining agreement;

•	effectuate a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder; or

•	agree, authorize or commit to do any of the above.

In addition, Tesoro has agreed, subject to certain exceptions set forth in the merger agreement and the disclosure letter it delivered to Western Refining in connection with the merger agreement, that, from November 16, 2016 until the earlier of the completion of the first merger and the termination of the merger agreement, except as otherwise expressly required by the merger agreement, or as Western Refining may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) Tesoro will not, among other things:

•	amend its certificate of incorporation or bylaws or the applicable governing documents of any subsidiary or the terms of any security of Tesoro;

•	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire any of its capital stock;

•	declare, set aside or pay any dividend or other distribution in respect of its capital stock, subject to certain exceptions, including for regular quarterly cash dividends by Tesoro not in excess of $0.55 per share of Tesoro common stock per fiscal quarter and for cash distributions by TLLP to the holders of its common units at such times and in such amounts as is consistent with the past practice of TLLP;

•	repurchase any shares of Tesoro common stock at a premium;

•	restructure, reorganize or completely or partially liquidate, subject to exceptions, including for any restructuring, reorganization or complete or partial liquidation of TLLP;

•

acquire any person or any business or division thereof, or otherwise acquire any assets, unless such acquisition or the entering into of a definitive agreement relating to or the completion of such transaction would not reasonably be expected to (i) impose any material delay in the obtaining of, or increase in any material respect the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any governmental entity necessary to complete the merger or the expiration or termination of any applicable waiting or approval period, (ii) increase the risk in any material respect of any governmental entity entering an order prohibiting the completion of the merger or (iii) increase in any material respect the risk of not being able to remove any such order on appeal or otherwise;

•	issue, sell, pledge, dispose of, grant, transfer, or encumber shares of capital stock of Tesoro or any of its subsidiaries or securities convertible into or exchangeable or exercisable for any such shares of capital stock or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, subject to certain exceptions, including in connection with issuances of Tesoro common stock in connection with equity award plans, issuances of common units of TLLP in the ordinary course of business, consistent with past practice (provided that such issuance does not have as its purpose or effect a significant dilution of Tesoro’s equity interest in TLLP) and certain grants of new equity awards; or

•	agree, authorize or commit to do any of the above.

Western Refining has also agreed that prior to making any written communications generally disseminated to the employees of Western Refining or its subsidiaries pertaining to compensation, benefit or other matters related to the transactions contemplated by the merger agreement, it will provide Tesoro with a reasonable period of time to review and comment on the communication, and Western Refining and Tesoro will cooperate in providing any such mutually agreeable communication.

Non-Solicitation of Acquisition Proposals; Changes of Recommendation

Non-Solicitation

The merger agreement contains detailed provisions outlining the circumstances in which Tesoro and Western Refining may respond to acquisition proposals received from third parties. Under these provisions, each of Tesoro and Western Refining has agreed that it and its subsidiaries will not (and that it and its subsidiaries will cause their subsidiaries and their and their subsidiaries’ respective officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively referred to as representatives, not to), directly or indirectly:

•	initiate, solicit or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an “acquisition proposal” (as described below);

•	participate in any discussions or negotiations relating to, or that would reasonably be expected to lead to, an acquisition proposal, with any third party that is reasonably likely to be considering or seeking to make, or has made since November 16, 2015, an acquisition proposal;

•	make available to any third party that is reasonably likely to be considering or seeking to make, or has made since November 16, 2015, an acquisition proposal, any non-public information or data relating to, or that would reasonably be expected to lead to, an acquisition proposal; or

•	enter into any contract relating to, or that would reasonably be expected to lead to, an acquisition proposal.

Notwithstanding the above restrictions, Tesoro and Western Refining and their respective representatives are permitted to seek to clarify the terms and conditions of any inquiry or proposal to determine whether it constitutes or would reasonably be expected to lead to a superior proposal (as defined below) and are permitted to inform third parties making acquisition proposals of the restrictions imposed by the “no shop” or “non-solicitation” provisions of the merger agreement.

Each of Tesoro and Western Refining is required not to, and is required to cause its subsidiaries not to, terminate, waive, amend, release or modify any standstill or other similar provision of any confidentiality agreement to which they are a party in connection with an acquisition proposal or other proposal, inquiry or offer that would reasonably be expected to lead to an acquisition proposal, and is required to enforce the provisions of any such confidentiality agreements to the fullest extent permitted under the law, except in each case if its board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Delaware law.

Tesoro Restrictions on Changes of Recommendation

Subject to certain exceptions described below, the Tesoro board of directors (and each committee thereof) may not:

•	fail to include in this joint proxy statement/prospectus its recommendation that Tesoro stockholders approve the Tesoro issuance proposal;

•	withhold or withdraw, or qualify or modify in a manner that is adverse to Western Refining, its recommendation that Tesoro stockholders approve the share issuance proposal, or its approval of the merger agreement or the merger, or publicly propose to do so;

•	make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or fail to recommend against acceptance of such tender or exchange offer by close of business on the earlier of the 10th business day after the commencement of such offer and the second business day prior to the Tesoro special meeting;

•	adopt, approve, recommend to its stockholders, endorse or otherwise declare advisable any acquisition proposal for Tesoro, or resolve, agree or publicly propose to do so, except as set forth below; or

•	except with respect to tender and exchange offers (discussed above), fail to publicly reaffirm its recommendation that Tesoro stockholders approve the Tesoro issuance proposal within three business days following receipt of a written notice from Western Refining requesting such reaffirmation delivered after the public announcement of an acquisition proposal for Tesoro (or if earlier, by the date that is two business days prior to the Tesoro special meeting).

The taking of any of the actions described in any of the five bullets above is referred to as an adverse Tesoro recommendation change.

Western Refining Restrictions on Changes of Recommendation

Similarly, and subject to certain exceptions described below, the Western Refining board (and each committee thereof) may not:

•	fail to include in this joint proxy statement/prospectus its recommendation that Western Refining stockholders approve the merger proposal;

•	withhold or withdraw, or qualify or modify in a manner that is adverse to Tesoro, Merger Sub 1 or Merger Sub 2, its recommendation that Western Refining stockholders approve the merger proposal, or its approval of the merger agreement or the merger, or publicly propose to do so;

•	make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or fail to recommend against acceptance of such tender or exchange offer by close of business on the earlier of the 10th business day after the commencement of such offer and the second business day prior to the Western Refining special meeting;

•	adopt, approve, recommend to its stockholders, endorse or otherwise declare advisable any acquisition proposal for Western Refining, or resolve, agree or publicly propose to do so, except as set forth below; or

•	except with respect to tender and exchange offers (discussed above), fail to publicly reaffirm its recommendation that Western Refining stockholders approve the merger proposal within three business days following receipt of a written notice from Tesoro requesting such reaffirmation delivered after the public announcement of an acquisition proposal for Western Refining (or if earlier, by the date that is two business days prior to the Western Refining special meeting).

The taking of any of the actions described in any of the bullets above is referred to as an adverse Western Refining recommendation change.

Tesoro: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal

At any time prior to the time that the Tesoro issuance proposal has been approved by Tesoro stockholders, if Tesoro receives a bona fide acquisition proposal that did not result from a breach of the no-shop provisions of the merger agreement, Tesoro may take any of the following actions if its board of directors determines in good faith (after consultation with outside counsel where required by the merger agreement) that failure to take such actions would be inconsistent with their fiduciary duties under Delaware law:

•	engage in negotiations or discussions with the third party making the acquisition proposal, furnish to such third party or its representatives information relating to it and its subsidiaries, and afford such third party and its representatives access to its and its subsidiaries’ business, properties, assets, books and records pursuant to a confidentiality agreement with confidentiality terms that are no less restrictive, in the aggregate, than those contained in the confidentiality agreement between Western Refining and Tesoro; provided that Tesoro’s board of directors reasonably believes, after consultation with its outside legal counsel and financial advisor, that the acquisition proposal constitutes or would reasonably be expected to result in a “superior proposal”. Tesoro and its subsidiaries are required to, and to cause their representatives to, terminate any such permitted negotiations, discussion and information access promptly (and in any event within 24 hours) following the time that Tesoro’s board of directors determines in good faith that the acquisition proposal does not constitute and would not reasonably be expected to result in a superior proposal; and

•	(1) make an adverse Tesoro recommendation change in respect of an acquisition proposal, or (2) terminate the merger agreement, pay the termination fee and enter into an alternative acquisition agreement with respect to an acquisition proposal, if (i) Tesoro’s board of directors determines in good faith, after consultation with its outside counsel and financial advisor that such acquisition proposal constitutes a superior proposal and (ii) Tesoro’s board of directors complied with the match right obligations described below.

Prior to effecting an adverse Tesoro recommendation change or terminating the merger agreement in the situation described in the immediately preceding bullet, Tesoro is required to comply with certain “match right” obligations. Specifically, Tesoro’s board of directors must (i) have given Western Refining four business days’ notice of its intention to make such an adverse Tesoro recommendation change or so terminate the merger agreement and include certain specified information in such notice, (ii) have negotiated in good faith with Western Refining (to the extent Western Refining so wished to negotiate) during that four business day period concerning any revisions to the merger agreement and voting agreements proposed by Western Refining and (iii) following such negotiations, have determined that a failure to effect such an adverse Tesoro recommendation change or so terminate the merger agreement in response to the superior proposal, taking into account any changes committed by Western Refining in writing to be made to the merger agreement and the voting agreements, continues to be inconsistent with the fiduciary duties of Tesoro’s board of directors under Delaware law. The four business day match right period described above will be renewed for further three business day periods each time any revisions are made to the financial or other material terms of the superior proposal that is the subject of the match right obligation.

Tesoro: Permitted Changes of Recommendation in Connection with Intervening Events

At any time prior to the time that the Tesoro issuance proposal has been approved by Tesoro stockholders, if a Tesoro intervening event (as defined below) occurs and the board of directors of Tesoro determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an adverse Tesoro recommendation change in response to such Tesoro intervening event would be inconsistent with its fiduciary duties under Delaware law, the board of directors of Tesoro may make an adverse Tesoro recommendation change in response to such Tesoro intervening event provided that the following procedures are complied with. In order to effect an adverse Tesoro recommendation change in response to a Tesoro intervening event, Tesoro’s board of directors must (i) have given Western Refining four business days’ notice of such intention, (ii) have negotiated in good faith with Western Refining (to the extent Western Refining so wished to negotiate) during that four business day period concerning any revisions to the merger agreement and voting agreements proposed by Western Refining and (iii) following such negotiations, have determined that a failure to effect an adverse Tesoro recommendation change in response to the Tesoro intervening event, taking into account any changes committed by Western Refining in writing to be made to the merger agreement and the voting agreements, continues to be inconsistent with the fiduciary duties of Tesoro’s board of directors under Delaware law.

A “Tesoro intervening event” is any material change, development or occurrence that (i) first became known to Tesoro’s board of directors after November 16, 2016 and was not reasonably foreseeable by Tesoro’s board of directors as of November 16, 2016 or (ii) if known (or reasonably foreseeable) as of November 16, 2016, the consequences of such change, development or occurrence were not known to or reasonably foreseeable by Tesoro’s board of directors as of November 16, 2016. Certain matters are specifically excluded from being Tesoro intervening events, as further specified in the merger agreement, including the receipt, existence or terms of any acquisition proposal or any change in the price and/or trading volume of Western Refining common stock, Tesoro common stock or the equity of any subsidiary of Western Refining or Tesoro on the NYSE. In addition, an opportunity to acquire any assets, securities, properties or businesses, or enter into any licensing, collaboration or similar arrangement, will not constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been a Tesoro intervening event.

Western Refining: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal

At any time prior to the time that the merger proposal has been approved by Western Refining stockholders, if Western Refining receives a bona fide acquisition proposal that did not result from a breach of the no-shop provisions of the merger agreement, Western Refining may take any of the following actions if its board of directors determines in good faith (after consultation with outside counsel where required by the merger agreement) that failure to take such actions would be inconsistent with their fiduciary duties under Delaware law:

•	engage in negotiations or discussions with the third party making the acquisition proposal, furnish to such third party or its representatives information relating to it and its subsidiaries, and afford such third party and its representatives access to its and its subsidiaries’ business, properties, assets, books and records pursuant to a confidentiality agreement with confidentiality terms that are no less restrictive, in the aggregate, than those contained in the confidentiality agreement between Western Refining and Tesoro; provided that Western Refining’s board of directors reasonably believes, after consultation with its outside legal counsel and financial advisor, that the acquisition proposal constitutes or would reasonably be expected to result in a “superior proposal.” Western Refining and its subsidiaries are required to, and to cause their representatives to, terminate any such permitted negotiations, discussion and information access promptly (and in any event within 24 hours) following the time that Western Refining’s board of directors determines in good faith that the acquisition proposal does not constitute and would not reasonably be expected to result in a superior proposal; and

•

(1) make an adverse Western Refining recommendation change in respect of an acquisition proposal, or (2) terminate the merger agreement, pay the termination fee and enter into an alternative acquisition agreement with respect to an acquisition proposal, if (i) Western Refining’s board of directors determines in good faith, after consultation with its outside counsel and financial advisor that such acquisition proposal constitutes a superior proposal and (ii) Western Refining’s board of directors has complied with the match right obligations described below.

Prior to effecting an adverse Western Refining recommendation change or terminating the merger agreement in the situation described in the immediately preceding bullet, Western Refining is required to comply with certain “match right” obligations. Specifically, Western Refining’s board of directors must (i) have given Tesoro four business days’ notice of its intention to make such an adverse Western Refining recommendation change or so terminate the merger agreement and include certain specified information in such notice, (ii) have negotiated in good faith with Tesoro (to the extent Tesoro so wished to negotiate) during that four business day period concerning any revisions to the merger agreement and voting agreements proposed by Tesoro and (iii) following such negotiations, have determined that a failure to effect such an adverse Western Refining recommendation change or so terminate the merger agreement in response to the superior proposal, taking into account any changes committed by Tesoro in writing to be made to the merger agreement and the voting agreements, continues to be inconsistent with the fiduciary duties of Western Refining’s board of directors under Delaware law. The four business day match right period described above will be renewed for further three business day periods each time any revisions are made to the financial or other material terms of the superior proposal that is the subject of the match right obligation.

Western Refining: Permitted Changes of Recommendation in Connection with Intervening Events

At any time prior to the time that the merger proposal has been approved by Western Refining stockholders, if a Western Refining intervening event (as defined below) occurs and the board of directors of Western Refining determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an adverse Western Refining recommendation change in response to such Western Refining intervening event would be inconsistent with its fiduciary duties under Delaware law, the board of directors of Western Refining may make an adverse Western Refining recommendation change in response to such Western Refining intervening event provided that the following procedures are complied with. In order to effect an adverse Western Refining recommendation change in response to a Western Refining intervening event, Western Refining’s board of directors must (i) have given Tesoro four business days’ notice of such intention, (ii) have negotiated in good faith with Tesoro (to the extent Tesoro so wished to negotiate) during that four business day period concerning any revisions to the merger agreement and voting agreements proposed by Tesoro and (iii) following such negotiations, have determined that a failure to effect an adverse Western Refining recommendation change in response to the Western Refining intervening event, taking into account any changes committed in writing to be made to the merger agreement and the voting agreements, continues to be inconsistent with the fiduciary duties of Western Refining’s board of directors under Delaware law.

A “Western Refining intervening event” is any material change, development or occurrence that (i) first became known to Western Refining’s board of directors after November 16, 2016 and was not reasonably foreseeable by Western Refining’s board of directors as of November 16, 2016 or (ii) if known (or reasonably foreseeable) as of November 16, 2016, the consequences of such change, development or occurrence were not known to or reasonably foreseeable by Western Refining’s board of directors as of November 16, 2016. Certain matters are specifically excluded from being Western Refining intervening events, as further specified in the merger agreement, including the receipt, existence or terms of any acquisition proposal or any change in the price and/or trading volume of Western Refining common stock, Tesoro common stock or the equity of any subsidiary of Western Refining or Tesoro on the NYSE.

Certain Permitted Disclosure

Nothing in the merger agreement prevents Western Refining or Tesoro or either of their boards of directors from taking and disclosing to its stockholders a position contemplated by applicable Exchange Act rules with regard to an acquisition proposal or from making any legally required disclosure to stockholders with regard to the transactions contemplated by the merger agreement; however, if such disclosure does not reaffirm, in the case of Tesoro, Tesoro’s recommendation that its stockholders vote in favor of the Tesoro issuance proposal or, in the case of Western Refining, Western Refining’s recommendation that its stockholders vote in favor of the merger proposal, such disclosure will be deemed to be an adverse Tesoro recommendation change, or as applicable, an adverse Western Refining recommendation change, and the other party will have the right to terminate the merger agreement in connection with such change of recommendation.

Definition of Acquisition Proposal

For purposes of the merger agreement, the term “acquisition proposal” means, with respect to Tesoro:

•	any proposal or offer from any third party with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving Tesoro and/or its subsidiaries with respect to assets that constitute more than 50% of the assets, revenues or net income of Tesoro and/or its subsidiaries, taken as a whole;

•	any acquisition by a third party resulting in, or proposal or offer (including any tender offer or exchange offer) from a third party that if consummated would result in, a third party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, more than 50% of the consolidated total assets (including equity securities of Tesoro’s subsidiaries, as applicable), revenues or net income of Tesoro; or

•	any acquisition by a third party resulting in, or proposal or offer (including any tender offer or exchange offer) from a third party that if consummated would result in, a third party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, more than 50% of the total voting power of, or of any class of, equity securities of Tesoro or any of its subsidiaries.

Proposals and offers with respect to dropdown transactions between Tesoro or any of its subsidiaries on the one hand and TLLP and its subsidiaries on the other hand, are deemed not to be acquisition proposals.

For purposes of the merger agreement, the term “acquisition proposal” means, with respect to Western Refining:

•	any proposal or offer from any third party with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving Western Refining and/or its subsidiaries with respect to assets that constitute 15% or more of the assets, revenues or net income of Western Refining and/or its subsidiaries, taken as a whole;

•	any acquisition by a third party resulting in, or proposal or offer (including any tender offer or exchange offer) from a third party that if consummated would result in, a third party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, 15% or more of the consolidated total assets (including equity securities of Western Refining’s subsidiaries, as applicable), revenues or net income of Western Refining; or

•	any acquisition by a third party resulting in, or proposal or offer (including any tender offer or exchange offer) from a third party that if consummated would result in, a third party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, 15% more of the total voting power of, or of any class of, equity securities of Western Refining or any of its subsidiaries.

Proposals and offers with respect to dropdown transactions between Western Refining or any of its subsidiaries on the one hand and MLP and its subsidiaries on the other hand, are deemed not to be acquisition proposals.

Definition of Superior Proposal

For purposes of the merger agreement, the term “superior proposal” means a bona fide written acquisition proposal not solicited in violation of the “no-shop” provisions of the merger agreement that the board of directors of Western Refining and/or Tesoro, as applicable, has determined in its good faith judgment, after consultation with its outside legal counsel and financial advisor, (i) is reasonably capable of being consummated in accordance with its terms and (ii) if consummated, would be more favorable to its stockholders from a financial point of view than the transaction contemplated by the merger agreement, taking into account any revisions to the merger agreement and the voting agreements committed to in writing by the other party to the merger agreement.

In determining whether an acquisition proposal is more favorable to its stockholders for purposes of the preceding paragraph, the board of directors of Tesoro and/or Western Refining, as applicable, is required to take into account:

•	the terms and conditions of the acquisition proposal and all other relevant factors (including all legal, financial and regulatory aspects of the acquisition proposal and the person making the acquisition proposal); and

•	the certainty of completion and the time likely to be required to consummate such acquisition proposal.

For purposes of determining whether an acquisition proposal is a superior proposal, only acquisition proposals involving (i) 50% of more of the assets, revenues or net income of Western Refining and its subsidiaries (or as applicable, Tesoro or its subsidiaries) or (ii) 50% or more of the total voting power of, or of any class of equity securities of, Western Refining or its subsidiaries (or as applicable, Tesoro or its subsidiaries) may be considered.

Notice

Under the terms of the merger agreement, each of Tesoro and Western Refining has also agreed to notify the other promptly (but in no event later than 24 hours) after receipt by it (or any of its representatives) of any (i) acquisition proposal, (ii) inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal or (iii) request for information relating to such party or any of its subsidiaries or for access to the business, properties, assets, books or records of such party or any of its subsidiaries, in each case by any person that is reasonably likely to be considering or seeking to make, or has made within the 12 months preceding November 16, 2016, a Tesoro acquisition proposal or a Western Refining acquisition proposal, as applicable. Such notice must include the material terms and conditions of the applicable acquisition proposal, inquiry, proposal, offer or request, copies of any material written communications and draft documentation received relating to such acquisition proposal and indicating the name of the person making such acquisition proposal, inquiry, proposal, offer or request, and thereafter the notifying party shall keep the other party reasonably informed, on a timely basis, of the status and material terms of any such acquisition proposal, inquiry, proposal, offer or request (including any amendments thereto) and the status of any discussions or negotiations with such third party or its affiliates and provide copies of all material written communications and draft documentation received relating to such acquisition proposal.

Special Meetings

Tesoro special meeting

Tesoro has agreed to convene and hold a meeting of its stockholders to consider and vote upon the Tesoro issuance proposal as soon as reasonably practicable, but in any event within 35 days, after the commencement of mailing of this joint proxy statement/prospectus. Tesoro may make one or more postponements or adjournments of its special meeting to the extent that Tesoro believes in good faith that such a postponement or adjournment is necessary to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to Tesoro stockholders within a reasonable amount of time in advance of the Tesoro special meeting, to allow reasonable time to solicit additional proxies necessary to obtain the approval of the merger proposal from Tesoro stockholders (subject to a 20 business day limit in connection with any individual commencement of a Tesoro acquisition proposal that is a tender offer or an exchange offer), to ensure that there are sufficient Tesoro shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Tesoro special meeting or otherwise where required to comply with applicable law. The Tesoro special meeting must be held even if there is an adverse Tesoro recommendation change or an adverse Western Refining recommendation change, unless the merger agreement has been terminated. Unless there has been an adverse Tesoro recommendation change, Tesoro’s board of directors is required to take all lawful action necessary, proper or advisable on its part to solicit the approval by Tesoro stockholders of the Tesoro issuance proposal.

Western Refining special meeting

Western Refining has agreed to convene and hold a meeting of its stockholders to consider and vote upon the merger proposal as soon as reasonably practicable, but in any event within 35 days, after the commencement of mailing of this joint proxy statement/prospectus. Western Refining may make one or more postponements or adjournments of its special meeting to the extent that Western Refining believes in good faith that such a postponement or adjournment is necessary to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to Western Refining stockholders within a reasonable amount of time in advance of the Western Refining special meeting, to allow reasonable time to solicit additional proxies necessary to obtain the approval of the merger proposal from Western Refining stockholders (subject to a 20 business day limit in connection with any individual commencement of a Western Refining acquisition proposal that is a tender offer or an exchange offer), to ensure that there are sufficient Western Refining shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Western Refining special meeting or otherwise where required to comply with applicable law. The Western Refining special meeting must be held even if there is an adverse Western Refining recommendation change or an adverse Tesoro recommendation change, unless the merger agreement has been terminated. Unless there has been an adverse Western Refining recommendation change, Western Refining’s board of directors is required to take all lawful action necessary, proper or advisable on its part to solicit the approval by Western Refining stockholders of the merger proposal.

Timing of special meetings

Under the terms of the merger agreement, Tesoro and Western Refining are required to cooperate to schedule and convene the Tesoro special meeting and the Western Refining special meeting on the same day, and to establish the same record date for both the Tesoro special meeting and the Western Refining special meeting.

Reasonable Best Efforts; Regulatory Filings and Other Actions

Reasonable Best Efforts

Tesoro and Western Refining have agreed in the merger agreement to cooperate with each other and use (and cause their respective subsidiaries to use) their respective reasonable best efforts to take all actions reasonably necessary, proper or advisable on their respective parts under the merger agreement and applicable laws to complete and make effective the merger and the other transactions contemplated by the merger agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to complete the merger or any other transaction contemplated by the merger agreement, including filing a Notice and Report Form with the FTC and the Antitrust Division under the HSR Act, as amended. That HSR Act filing was made on December 8, 2016. At the written request of Tesoro, Tesoro and Western Refining will, on a one-time basis, agree to extend the waiting period with respect to the merger under the HSR Act for up to 30 days and/or pull and promptly refile the HSR Act notice and report forms filed in respect of the merger.

Burdensome Condition

The parties have agreed that nothing in the merger agreement, including the reasonable best efforts obligation mentioned above, requires or will be construed to require Tesoro to agree to or to take an action (or consent to Western Refining or any Western Refining subsidiary agreeing to take, or taking, any action) that would constitute a burdensome condition. A “burdensome condition” includes any terms, conditions, liabilities, obligations or commitments that would obligate or require Tesoro, Western Refining or any of their respective subsidiaries to proffer or agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, any assets, licenses, operations, rights, product lines, businesses or interest therein, or agree to any material changes (including through a licensing arrangement) or restriction on, or other impairment of Tesoro’s or Western Refining’s ability to own or operate, any assets, licenses, operations, rights, product lines, businesses or interest therein, other than, in each case, for any sales, divestments, leases, licenses, transfers, disposals, encumbrances or holding separate of, and agreements to material changes, restrictions or impairments on, any assets, licenses, operations, rights, product lines, businesses or interests therein of Tesoro, Western Refining or any of their respective subsidiaries that generated no more than $25 million of EBITDA (calculated as earnings before interest, taxes, depreciation and amortization) in the aggregate (taking into account all other such proffers or agreements made), in the most recently completed fiscal year for which financial information is available.

Western Refining may not take or agree to take any action constituting a burdensome condition without Tesoro’s written consent, which may be granted or withheld in Tesoro’s sole discretion; however, Western Refining has agreed to take or agree to take such actions if Tesoro so requests in writing, to the extent the taking of such action is conditioned upon the occurrence of the merger.

Litigation

The parties have agreed that nothing in the merger agreement requires or will be construed to require, Tesoro or any of its affiliates to defend any litigation or any similar proceeding if the DOJ or the FTC authorizes its staff to seek a preliminary injunction or a restraining order to enjoin the completion of the merger. Tesoro has agreed that if it chooses to defend any litigation brought by the FTC, the Antitrust Division of the DOJ or any state attorney general in connection with their review of the merger, it will reimburse Western Refining for any reasonable and documented expenses and costs (including out-of-pocket auditor’s and attorney’s fees and expenses) incurred in connection with the involvement of Western Refining or its subsidiaries with such litigation.

Tesoro and Western Refining have each received a substantially identical letter, dated January 27, 2017, from the Office of the Minnesota AG stating that the Office of the Minnesota AG intends to review the merger under the antitrust laws and requesting that Tesoro and Western Refining provide information regarding the potential competitive effects of the merger in Minnesota. Tesoro and Western Refining are in the process of responding to these letters.

Control and Information Sharing

The merger agreement gives Tesoro the right to direct all matters with any governmental entity in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement, subject to applicable law and certain consultation obligations.

In addition, subject to certain exceptions specified in the merger agreement, Western Refining and Tesoro have agreed to keep each other apprised of the status of matters relating to completion of the transactions contemplated by the merger agreement and to furnish each other, upon request, with all information concerning itself, its subsidiaries, affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Tesoro, Western Refining, or their respective subsidiaries to any third party and/or governmental entity in connection with the merger and other transactions contemplated by the merger agreement.

Takeover Laws

Tesoro and Western Refining have agreed in the merger agreement that if any takeover statute is or may become applicable to the merger or the other transactions contemplated by the merger agreement or any voting agreement, each of them and their respective boards will grant such approvals and take such actions as are necessary so that such transactions may be completed as promptly as practicable on the terms contemplated by the merger agreement and the voting agreements and otherwise act to eliminate (or to the extent elimination is not possible, to minimize) the effects of such statute or regulation on such transactions.

Employee Matters

The merger agreement provides that during the period commencing at the effective time of the first merger until the 12-month anniversary of the effective time of the first merger, Tesoro will provide to each individual who is employed as of the effective time of the first merger by Western Refining or its subsidiaries and who remains employed by Western Refining or its subsidiaries, which is referred to as a continuing employee, with base salary or base wage no less favorable than the base salary or base wage provided to the employee immediately prior to the effective time of the merger.

During the period commencing at the effective time of the first merger and ending on December 31 of the year in which the effective time of the first merger occurs, Tesoro will provide each continuing employee with the following:

•	target annual cash bonus opportunities and severance benefits, in each case, that are no less favorable than provided to the employee immediately prior to the effective time of the first merger; and

•	retirement and welfare benefits (other than defined benefit plan and retiree welfare benefits) that are no less favorable in the aggregate than provided to the employee immediately prior to the effective time of the first merger.

During the period commencing on January 1 of the year following the year in which the effective time of the first merger occurs and ending on the 12-month anniversary of the effective time of the first merger, Tesoro will provide to each continuing employee with the following:

•	target annual cash bonus opportunities and severance benefits, in each case, that are substantially comparable to those provided to similarly situated employees of Tesoro; and

•	retirement and welfare benefits (other than defined benefit plan and retiree welfare benefits) that are substantially comparable in the aggregate to those provided to similarly situated employees of Tesoro; provided that, until such time as Tesoro fully integrates the continuing employees into its plans, participation in the Western Refining benefit plans will be deemed to satisfy each of the foregoing standards.

If requested in writing by Tesoro at least five business days prior to the effective time of the first merger, Western Refining will terminate any Western Refining benefit plans that contain a cash or deferred arrangement intended to qualify under Section 401(k) of the Section 368(a) of the Internal Revenue Code. In the event that Tesoro requests that such plan(s) be terminated, Tesoro will permit each eligible continuing employee to become a participant in an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Internal Revenue Code) of Tesoro or any of its subsidiaries, which is referred to as the Tesoro 401(k) Plan, and make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Internal Revenue Code) in cash or notes in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such continuing employee from such plan to the Tesoro 401(k) Plan.

In addition, the merger agreement further provides that that Tesoro will:

•	use its reasonable best efforts to cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Tesoro or its affiliates to be waived with respect to the continuing employees and their eligible dependents;

•	use its reasonable best efforts to give each continuing employee credit for the plan year in which the effective time of the first merger occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the effective time of the merger for which payment has been made; and

•	give each continuing employee service credit for such continuing employee’s employment with Western Refining and its subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Tesoro benefit plan, as if such service had been performed with Tesoro, except for benefit accrual under defined benefit pension plans, or to the extent it would result in a duplication of benefits.

Transaction Litigation

Under the terms of the merger agreement, Western Refining will control the defense and settlement of any litigation or other legal proceedings against Western Refining or any of its directors relating to the merger agreement, the merger, or other transactions contemplated by the merger agreement, except that Western Refining is required to give Tesoro the opportunity to participate in Western Refining’s defense or settlement of any stockholder litigation against Western Refining and/or its directors or executive officers relating to the transactions contemplated by the merger agreement, including the merger. Western Refining has agreed that it will not settle or offer to settle any litigation commenced against Western Refining or its directors, executive officers or similar persons by any stockholder of Western Refining relating to the merger agreement, the merger, or any other transaction contemplated by the merger agreement without the prior written consent of Tesoro, which may not be unreasonably withheld, conditioned or delayed. For further information regarding litigation filed in connection with the transaction, see the section entitled “The Merger—Litigation and Regulatory Reviews/Investigations Related to the Merger” beginning on page [●].

Access and Reports

Subject to certain exceptions, and upon reasonable notice, Western Refining has agreed to afford Tesoro reasonable access to all of its and its subsidiaries’ employees, properties, assets, books, contracts and records during normal business hours throughout the period prior to the effective time of the merger, and to furnish promptly to Tesoro all information concerning its business, properties and personnel as may reasonably be requested.

Election to Tesoro Board of Directors

Under the terms of the merger agreement, promptly after the effective time of the first merger, Tesoro will increase the size of its board of directors in order to cause Paul Foster and Jeff Stevens to be appointed to Tesoro’s board of directors at such time and, subject to fiduciary obligations under applicable law, will use its best efforts to cause Paul Foster and Jeff Stevens to be elected to the board of directors of Tesoro at the first annual meeting of stockholders of Tesoro with a proxy mailing date after the effective time of the merger. The directors of Tesoro immediately prior to the effective time of the merger will remain directors of Tesoro after the effective time of the merger.

Messrs. Foster and Stevens are not currently “independent” directors of Western Refining under the applicable NYSE rules regarding director independence. However, as neither Messrs. Foster or Stevens is expected to be employed by Tesoro following the closing of the transaction, they will not be precluded from being “independent” directors of Tesoro under the applicable NYSE rules regarding director independence and the Tesoro board will make a determination as to their independence at the time of their appointment to the Tesoro board.

Dividend Cooperation

Western Refining has agreed to coordinate with Tesoro the declaration, setting of record dates and payment dates of dividends on shares of Western Refining common stock so that holders of shares of Western Refining common stock do not receive dividends on both shares of Western Refining common stock and shares of Tesoro common stock received in the merger in respect of any calendar quarter or fail to receive a dividend on either shares of Western Refining common stock or shares of Tesoro common stock received in the merger in respect of any calendar quarter.

Tax Treatment

Tesoro and Western Refining have agreed to use their reasonable best efforts (i) not to take any action that would reasonably be expected to prevent or impede the treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and (ii) to cooperate with one another in obtaining the tax opinion referred to in the last bullet in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [●].

Company Debt Arrangements

From November 16, 2016 through the effective time of the merger, at Tesoro’s written request and subject to certain conditions, Western Refining will use its reasonable best efforts to cooperate with, and provide all reasonable assistance to, Tesoro in connection with any steps Tesoro may, in its sole discretion, determine are necessary or desirable to take in order for Tesoro to retire, repay, defease, repurchase or redeem, effective at or after the effective time of the merger, some or all amounts of outstanding Western Refining debt (other than MLP’s credit agreement).

Financing

Tesoro’s Obligations With Respect to the Commitment Letter

In connection with the merger, Tesoro entered into a commitment letter to obtain committed debt financing in connection with the merger. Following Tesoro’s entry on December 13, 2016 into its amended revolving credit facility and its issuance on December 22, 2016 of the new debt securities, the bridge commitment under the commitment letter with Tesoro and the financial institution party thereto has been reduced to zero and terminated. See the section entitled “The Merger—Financing of the Merger and Indebtedness Following the Merger” beginning on page [●].

Conditions to the Completion of the Merger

Under the merger agreement, the respective obligations of Tesoro, Western Refining, Merger Sub 1 and Merger Sub 2 to complete the merger are subject to the satisfaction or waiver at or prior to the effective time of the first merger of the following conditions:

•	Tesoro Stockholder Approval. The Tesoro issuance proposal must have been approved by the affirmative vote of a majority of votes cast by Tesoro stockholders present in person or by proxy at the Tesoro special meeting and entitled to vote on the proposal.

•	Western Refining Stockholder Approval. The merger proposal must have been approved by holders of a majority of the outstanding shares of Western Refining common stock entitled to vote thereon at the Western Refining special meeting.

•	NYSE Listing. The shares of Tesoro common stock issuable to Western Refining stockholders pursuant to the merger agreement must have been authorized for listing on the NYSE, upon the official notice of issuance.

•

Regulatory Consents. The waiting period under the HSR Act applicable to the completion of the merger and the other transactions contemplated by the merger agreement must have expired or been terminated without the imposition of, or requirement to agree to, any terms, conditions, liabilities, obligations or commitments that, individually or in the aggregate, constitute a burdensome condition, as defined in the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory

Filings and Other Actions—Burdensome Condition” beginning on page [●]. For purposes of this condition as it applies to Western Refining’s obligation to effect the merger, the reference to $25 million in the definition of burdensome condition is deemed to be $75 million.

•	Litigation. There must not have been enacted, issued, promulgated, enforced or entered by a court or other governmental entity of competent jurisdiction any applicable law that is in effect and restrains, enjoins or otherwise prohibits completion of the merger or the other transactions contemplated by the merger agreement.

•	Effectiveness of the Registration Statement. The registration statement of which this joint proxy statement/prospectus forms a part must have become effective under the Securities Act and must not be the subject of any stop order issued by the SEC or any pending proceedings initiated by the SEC seeking such a stop order.

Under the merger agreement, the obligations of Tesoro, Merger Sub 1 and Merger Sub 2 to complete the merger are subject to the satisfaction or waiver of the following additional conditions:

•	certain representations and warranties of Western Refining regarding aspects of its capitalization and the capitalization of MLP must be true and correct as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), except for such inaccuracies as would not in the aggregate be material in amount or effect;

•	the representations and warranties of Western Refining regarding the absence of any material adverse effect on Western Refining and its subsidiaries must be true and correct as of the date of the merger agreement and as of the closing as though made on and as of such date and time;

•	certain representations and warranties of Western Refining regarding due organization and validity of existence; corporate authority; approval and fairness; non-contravention with respect to the organizational documents of Western Refining or its subsidiaries; takeover statutes; and broker’s and finder’s fees must be true and correct in all material respects as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

•	the other representations and warranties of Western Refining must be true and correct, without regard to materiality, Western Refining material adverse effect, or similar qualifiers, as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Western Refining material adverse effect;

•	Western Refining must have performed and complied with in all material respects all of its obligations under the merger agreement required to be performed or complied with at or prior to the closing; and

•	Tesoro must have received a certificate signed by an executive officer of Western Refining to the effect that the foregoing closing conditions have been satisfied.

Under the merger agreement, the obligation of Western Refining to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•

certain representations and warranties of Tesoro, Merger Sub 1 and Merger Sub 2 regarding due organization and validity of existence; capital structure; corporate authority; approval and fairness; non-contravention with respect to the organizational documents of Tesoro or its subsidiaries; and broker’s and finder’s fees must be true and correct in all material respects as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

•	the representations and warranties of Tesoro, Merger Sub 1 and Merger Sub 2 regarding the absence of any material adverse effect on Tesoro and its subsidiaries must be true and correct as of the date of the merger agreement and as of the closing as though made on and as of such date and time;

•	the other representations and warranties of Tesoro, Merger Sub 1 and Merger Sub 2 must be true and correct without regard to materiality, Tesoro material adverse effect, or similar qualifiers, as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not be reasonably be expected to have a Tesoro material adverse effect;

•	Tesoro, Merger Sub 1 and Merger Sub 2 must have performed and complied with in all material respects all of their respective obligations under the merger agreement required to be performed or complied with by them at or prior to the closing;

•	Western Refining must have received a certificate signed by an executive officer of Tesoro on behalf of Tesoro, Merger Sub 1, and Merger Sub 2 to the effect that the foregoing closing conditions have been satisfied; and

•	Western Refining must have received a written opinion from Davis Polk & Wardwell LLP (or another nationally recognized law firm selected by Western Refining) substantially to the effect that for U.S. federal income tax purposes, either (i) if a second merger election has not been made, the first merger, without regard to the second merger, will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) if the second merger election has been made, the mergers, taken collectively, will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and, in either case, Tesoro and Western Refining will each be a “party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code.

Termination

Termination Rights

Tesoro and Western Refining may terminate the merger agreement and abandon the merger at any time prior to the effective time of the first merger by mutual written consent of Tesoro and Western Refining.

The merger agreement may also be terminated by either Tesoro or Western Refining at any time prior to the effective time of the first merger in any of the following situations if the terminating party has not breached in any material respect its obligations under the merger agreement in any manner that has proximately contributed to the failure of a condition to the completion of the first merger or the failure of the completion of the first merger to occur:

•	the completion of the first merger does not occur by November 16, 2017, which is referred to as an end date termination event;

•	the Tesoro special meeting is held and the Tesoro stockholders do not approve the Tesoro issuance proposal at such meeting or at any permitted adjournment or postponement of such meeting, which is referred to as a Tesoro stockholder approval termination event;

•	the Western Refining special meeting is held and the Western Refining stockholders do not approve the merger proposal at such meeting or at any permitted adjournment or postponement of such meeting, which is referred to as a Western Refining stockholder approval termination event; or

•	any law or order permanently restraining, enjoining or otherwise prohibiting the completion of the merger becomes final and non-appealable.

In addition, the merger agreement may be terminated by Tesoro:

•	prior to the approval of the Tesoro issuance proposal by Tesoro stockholders, in order for Tesoro to enter into an alternative acquisition agreement providing for the consummation of a superior proposal in compliance with the procedures described in the second bullet in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Tesoro: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal” beginning on page [●], after having fully complied with the match right and other no-shop obligations under the merger agreement, provided that Tesoro pays the reverse termination fee prior to or concurrently with termination of the merger agreement;

•	prior to the effective time of the first merger, if an adverse Western Refining recommendation change has occurred; or

•	prior to the effective time of the first merger, if there is a breach of any representation, warranty, covenant or agreement made by Western Refining in the merger agreement, or any such representation and warranty or covenant becomes untrue after the date of the merger agreement, such that the condition to closing above relating to the accuracy of the representations and warranties of Western Refining or the condition to closing above relating to the covenants or agreements of Western Refining would not be satisfied, and such breach or condition is not curable, or, if curable, is not cured prior to the earlier of 30 days after written notice thereof is given by Tesoro to Western Refining and the fifth business day prior to November 16, 2017, which is referred to as the Western Refining breach termination event.

Further, the merger agreement may be terminated by Western Refining:

•	prior to the adoption of the merger agreement by Western Refining stockholders, in order for Western Refining to enter into an alternative acquisition agreement providing for the consummation of a superior proposal in compliance with the procedures described in the second bullet in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Western Refining: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal” beginning on page [●], after having fully complied with the match right and other no-shop obligations under the merger agreement, provided that Western Refining pays the termination fee prior to or concurrently with termination of the merger agreement;

•	prior to the effective time of the first merger, if an adverse Tesoro recommendation change has occurred; or

•	prior to the effective time of the first merger, if there is a breach of any representation, warranty, covenant or agreement made by Tesoro, Merger Sub 1 or Merger Sub 2 in the merger agreement, or any such representation and warranty or covenant becomes untrue after the date of the merger agreement, such that the condition to closing above relating to the accuracy of the representations and warranties of Tesoro, Merger Sub 1 and Merger Sub 2 or the condition to closing above relating to the covenants or agreements of Tesoro, Merger Sub 1 and Merger Sub 2 would not be satisfied, and such breach or condition is not curable, or, if curable, is not cured prior to the earlier of either 30 days after written notice thereof is given by Western Refining to Tesoro and the fifth business day prior to November 16, 2017, which is referred to as a Tesoro breach termination event.

Termination Fees Payable by Tesoro

The merger agreement requires Tesoro to pay Western Refining a termination fee of $240 million, which is referred to as the reverse termination fee, if:

•	Western Refining terminates the merger agreement due to an adverse Tesoro recommendation change;

•	Western Refining terminates the merger agreement due to a Tesoro breach termination event following a willful and material breach by Tesoro or its representatives of Tesoro’s “no shop” obligations under the merger agreement as described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation” beginning on page [●] which is referred to as a Tesoro no-shop breach termination event;

•	Tesoro terminates the merger agreement to enter into an alternative acquisition agreement providing for the consummation of a superior proposal in accordance with the merger agreement; or

•	Tesoro or Western Refining terminates the merger agreement because there has been an end date termination event, a Tesoro stockholder approval termination event or a Tesoro breach termination event (other than a Tesoro no-shop breach termination event), an acquisition proposal with respect to Tesoro was publicly announced after November 16, 2016 and not unconditionally withdrawn before the Tesoro special meeting, and within 12 months following the date of such termination:

•	the Tesoro board recommends that Tesoro stockholders vote in favor of or tender into a Tesoro acquisition proposal (as defined with respect to Tesoro above);

•	Tesoro enters into an alternative acquisition agreement providing for a Tesoro acquisition proposal (as defined with respect to Tesoro above); or

•	a Tesoro acquisition proposal (as defined with respect to Tesoro above) is consummated.

Further, the merger agreement requires Tesoro to pay Western Refining $41.1 million if Tesoro or Western Refining terminates the merger agreement due to a Tesoro stockholder approval termination event (which payment will be credited against the payment of the reverse termination fee if the reverse termination fee subsequently becomes payable).

In no event will Tesoro be required to pay the reverse termination fee on more than one occasion.

Termination Fees Payable by Western Refining

The merger agreement requires Western Refining to pay Tesoro a termination fee of $120 million, which is referred to as the termination fee, if:

•	Tesoro terminates the merger agreement due to an adverse Western Refining recommendation change;

•	Tesoro terminates the merger agreement due to a Western Refining breach termination event following a willful and material breach by Western Refining or its representatives of Western Refining’s “no shop” obligations under the merger agreement as described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation” beginning on page [●] which is referred to as a Western Refining no-shop breach termination event;

•	Western Refining terminates the merger agreement to enter into an alternative acquisition agreement providing for the consummation of a superior proposal in accordance with the merger agreement; or

•	Tesoro or Western Refining terminates the merger agreement because there has been an end date termination event, a Western Refining stockholder approval termination event or a Western Refining breach termination event (other than a Western Refining no-shop breach termination event), an acquisition proposal with respect to Western Refining was publicly announced after November 16, 2016 and not unconditionally withdrawn before the Western Refining special meeting, and within 12 months following the date of such termination:

•	the Western Refining board recommends that Western Refining stockholders vote in favor of or tender into a Western Refining acquisition proposal (substituting “50%” for “15%” in the definition of acquisition proposal for these purposes);

•	Western Refining enters into an alternative acquisition agreement providing for a Western Refining acquisition proposal (substituting “50%” for “15%” in the definition of acquisition proposal for these purposes); or

•	a Western Refining acquisition proposal (substituting “50%” for “15%” in the definition of acquisition proposal for these purposes) is consummated.

Further, the merger agreement requires Western Refining to pay Tesoro $41.1 million if Tesoro or Western Refining terminates the merger agreement due to a Western Refining stockholder approval termination event (which payment will be credited against the payment of the termination fee if the termination fee subsequently becomes payable).

In no event will Western Refining be required to pay the termination fee on more than one occasion.

Expenses

Except as otherwise provided in the merger agreement, whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring the expense, except that certain expenses in connection with the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part will be shared equally by Tesoro and Western Refining.

Indemnification; Directors’ and Officers’ Insurance

The parties to the merger agreement have agreed that, from and after the effective time of the merger, Tesoro and the surviving entity in the merger will indemnify and hold harmless (and subject to certain conditions to provide advancement of expenses to) each present and former director and officer of Western Refining and its subsidiaries and each other person or entity who, at the request or for the benefit of Western Refining or any of its subsidiaries, is or was previously serving as a director or officer, MLP employee or fiduciary of any other person or entity or any benefit plan of Western Refining or any benefit plan of any of Western Refining’s subsidiaries (determined at the effective time), from and against any costs or expenses, judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of matters existing or occurring at or prior to the effective time of the merger, to the fullest extent that Western Refining or the applicable subsidiary of Western Refining would have been permitted under Delaware law and under its certificate of incorporation or bylaws or other governing documents in effect on November 16, 2016 to indemnify such person. The parties to the merger agreement have also agreed that the surviving entity’s certificate of incorporation and bylaws or limited liability company agreement, as applicable, will include provisions regarding the elimination of liability of directors, the indemnification of officers, directors, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in the organizational documents of Western Refining in effect on November 16, 2016.

In addition, Tesoro or Western Refining is required to obtain and fully pay for a six-year “tail” insurance policy with benefits and levels of coverage no less favorable in any material respect to the indemnified parties than Western Refining’s existing policies, subject to a premium cap. If Tesoro and Western Refining fail to obtain such “tail” insurance policies as of the effective time of the merger, the surviving entity in the merger will (and Tesoro will cause the surviving entity in the merger to) continue to maintain in effect for a period of at least six years from and after the effective time of the merger the Western Refining D&O insurance in place as of November 16, 2016 with benefits and levels of coverage no less favorable in any material respect to the indemnified parties than that provided in Western Refining’s existing policies as of November 16, 2016, subject to a premium cap.

The indemnified persons described in the first paragraph of this section will have the right to enforce the provisions of the merger agreement relating to their indemnification.

Modification and Amendment

The merger agreement may be amended, modified or supplemented in writing at any time; however, after the approval by Western Refining stockholders of the merger approval or the approval by Tesoro stockholders of the Tesoro issuance proposal, no amendment or waiver may be made which requires further approval by Western Refining stockholders or Tesoro stockholders under applicable law unless such further approval is obtained.

Remedies

In the event of termination of the merger agreement pursuant to the provisions described in the section entitled “Merger Agreement—Termination” beginning on page [●], the merger agreement (other than certain provisions as set forth in the merger agreement) will become void and of no effect with no liability on the part of any party to the merger agreement (or of any of its representatives or affiliates). However, except as otherwise expressly provided in the merger agreement, no termination of the merger agreement will relieve any party to the merger agreement of any liability or damages to the other parties resulting from any willful material breach of the merger agreement.

If either Tesoro or Western Refining receives the full amount of the termination fee or the reverse termination fee, as applicable, in the circumstances contemplated by the merger agreement, such payment will be the sole and exclusive remedy of the receiving party against the paying party and its subsidiaries and their respective former, current or future partners, stockholders, managers, members, affiliates, representatives and the financing sources.

The parties are entitled to an injunction or injunctions to prevent breaches of the merger agreement, and to enforce specifically the terms of the merger agreement without proof of actual damages.

VOTING AND SUPPORT AGREEMENTS

This section describes the material terms of the voting agreements, which were executed on November 16, 2016. The description in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the voting agreements, copies of which are attached as Annexes B, C and D to this joint proxy statement/prospectus and are incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the voting agreements that is important to you. You are encouraged to read each voting agreement carefully and in its entirety.

In connection with the execution of the merger agreement, and as a condition to Tesoro’s willingness to enter into the merger agreement, the founders and Franklin Mountain Investments, LP have entered into three separate voting and support agreements with Tesoro, Merger Sub 1 and Merger Sub 2. Based on information provided by each of the founders and Franklin Mountain Investments, LP to Tesoro and Western Refining, as of the date of the voting agreements:

•	Mr. Foster beneficially owned in the aggregate 19,564,047 shares of Western Refining common stock, representing approximately 18% of the outstanding shares of Western Refining common stock as of February 1, 2017, 16,129,581 shares of which were beneficially owned by Franklin Mountain Investments, LP (Mr. Foster is the sole member and president of Franklin Mountain G.P., LLC, the general partner of Franklin Mountain Investments, LP, and as such, may be deemed to have voting and dispositive power over the shares owned by Franklin Mountain Investments, LP);

•	Mr. Stevens beneficially owned in the aggregate 3,556,456 shares of Western Refining common stock, representing approximately 3.3% of the outstanding shares of Western Refining common stock as of February 1, 2017; and

•	Mr. Weaver beneficially owned in the aggregate 1,307,229 shares of Western Refining common stock, representing approximately 1.2% of the outstanding shares of Western Refining common stock as of February 1, 2017.

The foregoing shares are referred to as the existing shares, and together with any shares of Western Refining common stock or other voting capital stock of Western Refining of which the founders and Franklin Mountain Investments, LP acquire beneficial ownership on or after the date hereof, are referred to as the subject shares.

Voting

At the Western Refining special meeting and any other meeting or in any written consent solicitation or action of Western Refining stockholders called in relation to any of the following matters, each of the founders and Franklin Mountain Investments, LP have agreed to be present and vote or cause to be voted their shares as follows:

(A)	in favor of the adoption of the merger agreement and the approval of the transactions contemplated thereby, including the merger, and any related proposal in furtherance thereof;

(B)	in favor of any proposal to adjourn or postpone the Western Refining special meeting to a later date if there are not sufficient votes to adopt the merger agreement and/or if there are not sufficient shares present in person or by proxy at the Western Refining special meeting to constitute a quorum;

(C)	in favor of any other matter necessary to complete the transactions contemplated by the merger agreement;

(D)	against any merger, tender offer, exchange offer, sale of all or substantially all assets, recapitalization, reorganization, consolidation, share exchange, business combination, liquidation, dissolution or similar transaction or series of transactions involving Western Refining, any of its subsidiaries and any other person (including any acquisition proposal), other than the merger; and

(E)	against any other action or agreement that would reasonably be expected to impede, frustrate, interfere with, delay, postpone or adversely affect the merger or any other transaction contemplated by the merger agreement, including the completion thereof.

In the event of a failure by a founder or Franklin Mountain Investments, LP to act in accordance with his or its obligations pursuant to his or its respective voting agreement, such founder or Franklin Mountain Investments, LP, as applicable, irrevocably grants to and appoints Tesoro and any of its designees as his or its proxy and attorney-in-fact to represent such founder’s or Franklin Mountain Investments, LP’s, as applicable, subject shares and vote, execute written consents and otherwise act with respect to such founder’s subject shares regarding the matters described above until termination of the applicable voting agreement.

Prohibition on Transfers

Until the termination of their respective voting agreements, each founder and Franklin Mountain Investments, LP will not, directly or indirectly:

•	transfer, assign, sell, pledge, encumber, hypothecate or otherwise dispose of any of his or its subject shares;

•	grant any proxies or power of attorney, or any other authorization or consent with respect to any or all of his or its subject shares in respect of any matter covered by the respective voting agreement;

•	deposit any of his or its subject shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such subject shares or grant any proxy or power of attorney with respect thereto that is inconsistent with the respective voting agreement;

•	enter into any contract with respect to the transfer, assignment, sale, pledge, encumbrance, hypothecation or other disposal of his or its subject shares; or

•	take any other action that would restrict, limit or interfere with the performance of his or its obligations under the respective voting agreement.

Under the terms of each voting agreement, any purported transfer, assignment, sale, pledge, encumbrance, hypothecation or other disposal of applicable founder’s subject shares without Tesoro’s consent is null and void ab initio.

Termination

The voting agreements will terminate automatically upon the earlier of the termination of the merger agreement or the effective time of the merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion addresses the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Western Refining common stock. The discussion is based on the provisions of the Internal Revenue Code, its legislative history, U.S. Treasury regulations, administrative rulings and judicial decisions, all as currently in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretations. Tax considerations under foreign, state, local or federal laws other than those pertaining to income tax are not addressed in this joint proxy statement/prospectus.

For purposes of this discussion, the term “U.S. holder” refers to a beneficial owner that is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion applies only to Western Refining stockholders that hold their Western Refining common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment), and does not address any consequences arising under the unearned income Medicare contribution tax or all aspects of U.S. federal taxation that may be relevant to a particular U.S. holder in light of its personal circumstances or to U.S. holders subject to special treatment under the U.S. federal income tax laws, including:

•	financial institutions;

•	investors in pass-through entities;

•	persons liable for the alternative minimum tax;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold Western Refining common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not citizens or residents of the United States; and

•	stockholders who acquired their shares of Western Refining common stock through the exercise of an employee stock option, as a restricted stock award, or otherwise as compensation.

If a partnership or other entity taxed as a partnership holds Western Refining common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partner and partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within Tesoro’s or Western Refining’s control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Based on certain representations, covenants and assumptions described below, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, it is the opinion of Davis Polk & Wardwell LLP that (i) for U.S. federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) Tesoro and Western Refining will each be a “party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code, which opinion is referred to as the reorganization opinion. It is a condition to Western Refining’s obligation to complete the merger that Western Refining receives a written opinion of its counsel, Davis Polk & Wardwell LLP (or another nationally recognized law firm selected by Western Refining), dated as of the closing date, confirming this opinion, which opinion is referred to as the closing date opinion.

The reorganization opinion has been, and the closing date opinion will be, based on certain assumptions, including the assumption that the merger will be completed in the manner set forth in the merger agreement and the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, and on representation letters provided by Tesoro and Western Refining. The reorganization opinion has been, and the closing date opinion will also be, based on the assumption that the representations found in the representation letters are, as of the effective time, true and complete without qualification (including representations regarding the relative values of the Tesoro stock consideration and cash consideration on the closing date) and that the representation letters are executed by appropriate and authorized officers of Tesoro and Western Refining, as applicable. In addition, the reorganization opinion has assumed, and counsel’s ability to provide the closing date opinion will depend on, the making of a second merger election by either Western Refining or Tesoro if such election is necessary in order for the merger to qualify as a reorganization and the absence of changes in existing facts or in law between the date of this joint proxy statement/prospectus and the closing date of the merger. If any of the assumptions or representations upon which such opinions are based are inconsistent with the actual facts with respect to the merger, the U.S. federal income tax consequences of the merger could be different from those described herein.

In addition, the opinions will not be binding on the Internal Revenue Service or any court. Neither Tesoro nor Western Refining intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger, and consequently, there is no guarantee that the Internal Revenue Service will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code or that a court would not sustain a position to the contrary to any of the positions set forth herein.

Based on the reorganization opinion and subject to the qualifications set forth above, the following are the material U.S. federal income tax consequences of the merger.

U.S. Federal Income Tax Consequences to Tesoro, Merger Sub 1, Merger Sub 2 and Western Refining

None of Tesoro, Merger Sub 1, Merger Sub 2 and Western Refining will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger.

U.S. Federal Income Tax Consequences to Western Refining Stockholders

Exchange of Western Refining Common Stock Solely for Cash

Western Refining stockholders who exchange all of their Western Refining common stock solely for cash will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis of the Western Refining shares exchanged. The amount and character of gain or loss will be determined separately for each block of Western Refining common stock that was purchased by the Western Refining stockholders in the same transaction. Any recognized gain or loss will generally be capital gain or loss and any such capital gain or loss will be (i) long term if, as of the date of sale or exchange, such stockholder has held the Western Refining common stock for more than one year, or (ii) short term if, as of such date, such Western Refining stockholder has held the Western Refining common stock for one year or less. The deductibility of capital losses is subject to limitations. In certain circumstances, it is possible that, instead of recognizing gain or loss, a Western Refining stockholder may be required to treat all or part of the cash received in the merger as dividend income. A Western Refining stockholder with a relatively minimal stock interest in Western Refining and Tesoro that experiences a reduction in its proportionate interest in Tesoro as a result of the merger generally should not be treated as recognizing dividend income as a result of the merger.

Exchange of Western Refining Common Stock Solely for Tesoro Common Stock

Western Refining stockholders who exchange all of their Western Refining common stock solely for Tesoro common stock will not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, they receive upon the sale of a fractional share of Tesoro common stock (see below for tax treatment of such cash received for a fractional share). Each Western Refining stockholder’s aggregate tax basis in the Tesoro common stock received will be the same as such Western Refining common stockholder’s aggregate tax basis in the Western Refining shares surrendered in the transaction, reduced by the basis attributable to any fractional share of Tesoro common stock deemed sold (as discussed below under the heading “Receipt of Cash Upon the Deemed Sale of a Fractional Share”). The holding period of the Tesoro common stock received by a Western Refining stockholder will include the holding period of the Western Refining common stock surrendered. If a Western Refining stockholder has differing tax bases and/or holding periods in respect of Western Refining common stock, such Western Refining stockholders should consult with a tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of Tesoro common stock received.

Exchange of Western Refining Common Stock for Tesoro Common Stock and Cash

Western Refining stockholders who exchange Western Refining common stock for a combination of Tesoro common stock and cash will recognize gain, but not loss, in such exchange. The gain, if any, recognized will equal the lesser of (a) the amount of cash received in the transaction (excluding any cash received in respect of fractional shares) and (b) the amount of gain realized in the transaction. The amount of gain that is realized in the exchange will equal the excess of (i) the sum of the cash plus the fair market value of the Tesoro common stock, including any fractional share of Tesoro common stock, received in the exchange over (ii) the tax basis of the Western Refining shares surrendered in the exchange. For this purpose, a Western Refining stockholder must calculate gain or loss separately for each identifiable block of Western Refining common stock that such Western Refining stockholder surrenders pursuant to the transaction. Any recognized gain will generally be long-term capital gain if the Western Refining stockholder’s holding period for the shares of Western Refining common stock surrendered is more than one year at the effective time of the merger. It is possible, however, that a Western Refining stockholder would instead be required to treat all or part of such gain as dividend income if such stockholder’s percentage ownership in Tesoro (including shares that the stockholder is deemed to own under certain attribution rules) after the merger is not meaningfully reduced from what the stockholder’s percentage ownership would have been if the stockholder had received solely shares of Tesoro common stock rather than a combination of cash and Tesoro common stock in the merger, which is referred to as a dividend equivalent transaction. A Western Refining stockholder with a relatively minimal stock interest in Western Refining and Tesoro that experiences a reduction in its proportionate interest in Tesoro as a result of the merger generally should not be regarded as having had a dividend equivalent transaction as a result of the merger.

The aggregate tax basis of the Tesoro common stock received (including the basis in any fractional share deemed sold for cash) will be equal to the aggregate tax basis in the Western Refining shares surrendered in the transactions, decreased by the amount of cash received (other than cash received in respect of fractional shares) and increased by the amount of gain, if any, recognized (but excluding any gain realized in connection with the deemed sale of a fractional share of Tesoro common stock as discussed below). The holding period of the Tesoro common stock received by a holder of Western Refining shares will include the holding period of the Western Refining shares surrendered in exchange therefor. If a Western Refining stockholder has differing tax bases and/or holding periods in respect of Western Refining common stock, such Western Refining stockholder should consult with a tax advisor with respect to allocation of the Tesoro common stock and cash consideration as between such blocks of Western Refining common stock, the amount of any gain to be recognized and the possibility of recognizing any loss, and the determination of the tax bases and/or holding periods of the particular shares of Tesoro common stock received.

Receipt of Cash Upon the Deemed Sale of a Fractional Share

A U.S. holder of Western Refining common stock who receives cash in lieu of a fractional share of Tesoro common stock will be treated as having received the fractional share pursuant to the merger and then as having sold the fractional share for cash in a redemption by Tesoro. As a result, such U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, such U.S. holder’s holding period for such share is greater than one year. For U.S. holders of Western Refining common stock that are non-corporate holders, long-term capital gain generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.

Consequences to Western Refining Stockholders if the Merger is Not Treated as a Reorganization

If the merger is not treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then, except as described below, a Western Refining stockholder will recognize gain or loss equal to the excess of (i) the sum of the fair market value of the Tesoro stock consideration and cash consideration received over (ii) such Western Refining stockholder’s tax basis in the Western Refining common stock surrendered in the exchange. Such gain or loss would generally be long-term capital gain or loss if the Western Refining common stock was held for more than one year at the time of the exchange. In such event, the tax basis of Tesoro common stock received would equal its fair market value at the time of the exchange and the holding period of such Tesoro common stock would commence the day after such exchange. It is possible, however, that in certain circumstances a Western Refining stockholder would instead be required to treat all or part of the cash received in the merger as a dividend, as discussed above in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger—Exchange of Western Refining Common Stock Solely for Cash” beginning on page [●].

Backup Withholding and Information Reporting

Payments of cash to a U.S. holder of Western Refining common stock pursuant to the merger are subject to information reporting unless the U.S. holder is an exempt recipient and may, under certain circumstances, be subject to backup withholding, unless such stockholder provides Tesoro with its taxpayer identification number and otherwise complies with the backup withholding rules. Any amounts withheld from payments to a U.S. holder of Western Refining common stock under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against such U.S. holder’s federal income tax liability; provided that such U.S. holder timely furnishes the required information to the Internal Revenue Service.

A U.S. holder of Western Refining common stock who receives Tesoro common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of Western Refining common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Tesoro common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth information regarding the parties to the merger, the date of the merger, such holder’s basis in the Western Refining common stock surrendered and the fair market value of Tesoro common stock and cash received in the merger. A “significant holder” is a holder of Western Refining common stock who, immediately before the merger, owned at least 5% of the outstanding stock of Western Refining or securities of Western Refining with a basis for federal income tax purposes of at least $1 million.

The preceding discussion is intended only as an overview of the material U.S. federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other tax laws and the effect of any proposed changes in the tax laws.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements, which are referred to as the unaudited pro forma financial statements, present the combination of the historical consolidated financial statements of Tesoro and Western Refining adjusted to give effect to the merger and related transactions. The unaudited pro forma condensed statements of combined operations, which are referred to as the unaudited pro forma statements of operations, for the year ended December 31, 2015, and the nine months ended September 30, 2016, combine the historical statements of consolidated operations of Tesoro and Western Refining, giving effect to the merger and related transactions as if they had been consummated on January 1, 2015, the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet, which is known as the unaudited pro forma balance sheet, combines the historical condensed consolidated balance sheets of Tesoro and Western Refining as of September 30, 2016, giving effect to the merger as if it had been consummated on September 30, 2016. The historical consolidated financial statements of Western Refining have been adjusted to reflect certain reclassifications in order to conform to Tesoro’s condensed financial statement presentation.

The unaudited pro forma financial statements were prepared using the acquisition method of accounting with Tesoro considered the acquirer of Western Refining. See the section entitled “The Merger—Accounting Treatment of the Merger” beginning on page [●]. Under the acquisition method of accounting, the purchase price is allocated to the underlying Western Refining tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill.

As of the date of this joint proxy statement/prospectus, Tesoro has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the Western Refining assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform Western Refining’s accounting policies to Tesoro’s accounting policies. A final determination of the fair value of Western Refining’s assets and liabilities, including intangible assets with both indefinite or finite lives, will be based on the actual net tangible and intangible assets and liabilities of Western Refining that exist as of the closing date of the merger and, therefore, cannot be made prior to the completion of the merger. In addition, the value of the consideration to be paid by Tesoro upon the consummation of the merger will be determined based on the closing price of Tesoro’s common stock on the closing date of the merger. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial statements presented below. Tesoro estimated the fair value of Western Refining’s assets and liabilities based on discussions with Western Refining’s management, preliminary valuation studies, due diligence and information presented in Western Refining’s SEC filings. Until the merger is completed, both companies are limited in their ability to share certain information. Upon completion of the merger, a final determination of fair value of Western Refining’s assets and liabilities will be performed. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma balance sheet and/or statements of operations. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein.

Assumptions and estimates underlying the adjustments to the unaudited pro forma financial statements, which are referred to as the pro forma adjustments, are described in the accompanying notes. The historical consolidated financial statements have been adjusted in the unaudited pro forma financial statements to give effect to pro forma events that are: (1) directly attributable to the merger; (2) factually supportable; and (3) with respect to the unaudited pro forma statements of operations, expected to have a continuing impact on the combined results of Tesoro and Western Refining following the merger. The unaudited pro forma financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the merger occurred on the dates indicated. Further, the unaudited pro forma financial statements do not purport to project the future operating results or financial position of the combined company following the merger.

The unaudited pro forma financial statements, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue, or other factors that may result as a consequence of the merger and, accordingly, do not attempt to predict or suggest future results. Specifically, the unaudited pro forma statements of operations exclude projected synergies expected to be achieved as a result of the merger, which are described in the section entitled “The Merger—Recommendation of Tesoro’s Board of Directors and Reasons for the Merger” beginning on page [●], nor do they include any associated costs that may be required to be incurred to achieve the identified synergies. The unaudited pro forma statements of operations also exclude the effects of transaction costs associated with the merger, costs associated with any restructuring, integration activities or asset dispositions resulting from the merger, impacts that would have occurred had the revaluation of inventory been performed as of January 1, 2015, and expenses associated with accelerated vesting of compensation awards as they are currently not known, and to the extent they occur, are expected to be non-recurring and will not have been incurred at the closing date of the merger. However, such costs could affect the combined company following the merger in the period the costs are incurred or recorded. Further, the unaudited pro forma financial statements do not reflect the effect of any regulatory actions that may impact the results of the combined company following the merger.

The unaudited pro forma financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma financial statements;

•	the historical audited consolidated financial statements of Tesoro for the year ended December 31, 2015, included in Tesoro’s Annual Report on Form 10-K and incorporated by reference into this document;

•	the historical unaudited condensed financial statements of Tesoro as of and for the nine months ended September 30, 2016, included in Tesoro’s Quarterly Report on Form 10-Q and incorporated by reference into this document;

•	the historical audited consolidated financial statements of Western Refining for the year ended December 31, 2015, included in Western Refining’s Current Report on Form 8-K dated December 8, 2016 (and filed on December 9, 2016) and incorporated by reference into this document;

•	the historical unaudited condensed consolidated financial statements of Western Refining as of and for the nine months ended September 30, 2016, included in Western Refining’s Quarterly Report on Form 10-Q, and incorporated by reference into this document; and

•	other information relating to Tesoro and Western Refining contained in or incorporated by reference into this document. See the sections entitled “Where You Can Find More Information” and “Selected Historical Consolidated Financial Data of Tesoro” and “Selected Historical Consolidated Financial Data of Western Refining” beginning on pages [●] and [●], respectively.

TESORO CORPORATION

UNAUDITED PRO FORMA CONDENSED STATEMENT OF COMBINED OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(in millions, except per share information)

	Historical		Pro Forma
	Tesoro	Western Refining	Adjustments	Notes	Tesoro Combined
Revenues	$17,930	$5,628	$(29)	(a)
			220	(b)	$23,749
Costs and Expenses:
Cost of sales (excluding the lower of cost or market inventory valuation adjustment)	14,114	4,257	(29)	(a)
			220	(b)
			103	(c)	18,665
Lower of cost or market inventory valuation adjustment	(236)	—	(103)	(c)	(339)
Operating expenses	1,872	687	95	(d)	2,654
Maintenance turnaround expense	—	28	(28)	(e)	—
Selling, general and administrative expenses	283	167	(95)	(d)	355
Depreciation and amortization expense	633	161	37	(e)
			53	(f)	884
Loss on asset disposals and impairments	7	(1)	—		6

Operating Income	1,257	329	(62)		1,524
Interest and financing costs, net	(190)	(88)	(2)	(g)
			1	(h)	(279)
Equity in earnings of equity method investments	12	—	15	(i)
			(1)	(j)	26
Other income, net	32	14	(15)	(i)	31

Earnings Before Income Taxes	1,111	255	(64)		1,302
Income tax expense	362	68	(25)	(k)	405

Net Earnings from Continuing Operations	749	187	(39)		897
Less: Net earnings from continuing operations attributable to noncontrolling interest	103	52	—		155

Net Earnings from Continuing Operations Attributable to Tesoro Corporation	$646	$135	$(39)		$742

Net Earnings from Continuing Operations per Share:
Basic	$5.43	$1.37			$4.59
Diluted	$5.37	$1.37			$4.55
Weighted Average Common Shares Outstanding:
Basic	119.1	97.8	(55.3)	(l)	161.6
Diluted	120.4	98.1	(55.5)	(l)	163.0

TESORO CORPORATION

UNAUDITED PRO FORMA CONDENSED STATEMENT OF COMBINED OPERATIONS

YEAR ENDED DECEMBER 31, 2015

(in millions, except per share information)

	Historical		Pro Forma
	Tesoro	Western Refining	Adjustments	Notes	Tesoro Combined
Revenues	$28,711	$9,787	$(18)	(a)
			283	(b)	$38,763
Costs and Expenses:
Cost of sales (excluding the lower of cost or market inventory valuation adjustment)	22,149	7,522	(18)	(a)
			283	(b)
			(97)	(c)	29,839
Lower of cost or market inventory valuation adjustment	317	—	97	(c)	414
Operating expenses	2,278	903	130	(d)	3,311
Maintenance turnaround expense	—	2	(2)	(e)	—
Selling, general and administrative expenses	342	225	(130)	(d)	437
Depreciation and amortization expense	756	205	56	(e)
			80	(f)	1,097
Loss on asset disposals and impairments	42	—	—		42

Operating Income	2,827	930	(134)		3,623
Interest and financing costs, net	(217)	(105)	(22)	(g)
			1	(h)	(343)
Equity in earnings of equity method investments	7	—	15	(i)
			(1)	(j)	21
Other income, net	13	13	(15)	(i)	11

Earnings Before Income Taxes	2,630	838	(156)		3,312
Income tax expense	936	224	(60)	(k)	1,100

Net Earnings from Continuing Operations	1,694	614	(96)		2,212
Less: Net earnings from continuing operations attributable to noncontrolling interest	150	207	—		357

Net Earnings from Continuing Operations Attributable to Tesoro Corporation	$1,544	$407	$(96)		$1,855

Net Earnings from Continuing Operations per Share:
Basic	$12.53	$4.28			$11.19
Diluted	$12.39	$4.28			$11.09
Weighted Average Common Shares Outstanding:
Basic	123.2	94.9	(52.4)	(l)	165.7
Diluted	124.6	95.0	(52.4)	(l)	167.2

TESORO CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2016

(in millions)

	Historical		Pro Forma
	Tesoro	Western Refining	Adjustments	Notes		Tesoro Combined
ASSETS
Current Assets
Cash and cash equivalents	$1,387	$266	$(443)	(aa)
			(125)	(bb)
			361	(cc)		$1,446
Restricted cash	—	195	—			195
Receivables, net of allowance for doubtful accounts	1,037	447	—			1,484
Inventories, net	2,317	661	51	(dd)
			(39)	(ee)		2,990
Prepayments and other current assets	364	251	(51)	(dd)
			104	(ff)		668

Total Current Assets	5,105	1,820	(142)			6,783
Property, Plant and Equipment, Net	9,769	2,357	1,493	(ee)		13,619
Acquired Intangibles, Net	1,287	85	1,015	(ee)		2,387
Goodwill	—	1,289	790	(ee)
			185	(gg)		2,264
Other Noncurrent Assets, Net	1,844	164	22	(ee)
			(185)	(gg)
			64	(hh)		1,909

Total Assets	$18,005	$5,715	$3,242			$26,962

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$1,547	$635	$18	(ii	)	$2,200
Other current liabilities	1,146	226	(11)	(ee	)
			104	(ff	)
			(18)	(ii	)	1,447

Total Current Liabilities	2,693	861	93			3,647
Deferred Income Taxes	1,438	417	978	(ee	)	2,833
Debt, Net of Unamortized Issuance Costs	4,667	2,045	361	(cc	)
			84	(ee	)	7,157
Other Noncurrent Liabilities	1,012	124	—			1,136

Total Liabilities	9,810	3,447	1,516			14,773

Equity
Common stock	27	1	6	(ee	)	34
Additional paid-in capital	1,465	551	2,892	(ee	)	4,908
Retained earnings	6,424	1,113	(125)	(bb	)
			(1,113)	(ee	)
			64	(hh	)	6,363
Treasury stock	(2,277)	—	—			(2,277)
Accumulated other comprehensive income (loss), net of tax	(139)	1	(1)	(ee	)	(139)

Total Tesoro Corporation Stockholders’ Equity	5,500	1,666	1,723			8,889
Noncontrolling interest	2,695	602	3	(ee	)	3,300

Total Equity	8,195	2,268	1,726			12,189

Total Liabilities and Equity	$18,005	$5,715	$3,242			$26,962

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRO FORMA PRESENTATION

Merger

Tesoro, Western Refining, Merger Sub 1 and Merger Sub 2 have entered into a merger agreement pursuant to which, on the terms and subject to the conditions included in the merger agreement, Tesoro has agreed to acquire Western Refining by means of a merger of Merger Sub 1 with and into Western Refining. As a result of the merger, the separate corporate existence of Merger Sub 1 will cease, and Western Refining will continue as the surviving corporation and as a wholly owned subsidiary of Tesoro. Immediately following the completion of the first merger, if a second merger election is made by either Tesoro or Western Refining, the surviving corporation will merge with and into Merger Sub 2 pursuant to the terms of the merger agreement. As a result of the second merger, if it occurs, the separate corporate existence of Western Refining will cease and Merger Sub 2 will continue as the surviving company and as a wholly owned subsidiary of Tesoro.

As a result of the merger, each share of Western Refining common stock issued and outstanding immediately prior to the effective time of the first merger (other than excluded shares) will be converted into the right to receive either 0.4350 of a share of Tesoro common stock or $37.30 in cash at the election of the holder of each such share of Western Refining common stock, subject to the adjustment and proration procedures described herein. Western Refining stockholders who make no election or an untimely election or who otherwise are deemed not to have submitted an effective form of election, will be deemed to have elected to receive the stock consideration.

Completion of the merger is subject to regulatory approval in addition to the approval by stockholders of both companies. As of the date of this joint proxy statement/prospectus, the merger is expected to be completed during the first half of 2017. For further information on the merger, see the section entitled “The Merger” beginning on page [●].

Purchase Consideration

For purposes of the unaudited pro forma financial statements a total preliminary purchase price for the merger of approximately $3.9 billion was assumed, which consists of shares, replacement share-based payment awards, and cash. Consideration paid in cash is subject to election by the holders of Western Refining shares and a maximum amount of approximately $404 million determined as of November 16, 2016 set forth in the merger agreement. Stock elections will not be subject to proration. Under the terms of the merger agreement, the stock consideration is currently valued at approximately $35.23 per share of Western Refining common stock, based on the closing price of Tesoro’s stock on February 1, 2017 of $80.98 per share.

As described above, those holders of shares of Western Refining common stock not electing to receive cash consideration will receive 0.4350 of a share of Tesoro common stock at closing of the merger. If elections for cash consideration exceed the maximum amount of approximately $404 million, proration procedures set forth in the merger agreement will govern the amount of stock and cash consideration.

Unaudited Pro Forma Financial Statements

The unaudited pro forma financial statements have been prepared assuming the merger is accounted for using the acquisition method of accounting under U.S. GAAP with Tesoro as the acquiring entity. Accordingly, under the acquisition method of accounting, the total estimated purchase price is allocated to the acquired net tangible and identifiable intangible assets acquired and liabilities assumed of Western Refining based on their respective fair values, as further described below.

The unaudited pro forma financial statements combine the historical statements of operations and balance sheets of Tesoro and Western Refining. The historical consolidated financial statements have been adjusted in the unaudited pro forma financial statements to give effect to pro forma events that are: (1) directly attributable to the merger; (2) factually supportable; and (3) with respect to the unaudited pro forma statements of operations, expected to have a continuing impact on the combined results of Tesoro and Western Refining following the merger. Pro forma adjustments have then been made to the combined results to reflect the impact of the merger and related transactions as if they had been consummated on January 1, 2015, for purposes of the statements of combined operations presented and September 30, 2016, for the combined balance sheet presented. Also, the statement of operations does not include discontinued operations for the purposes of pro forma. Additionally, certain pro forma adjustments were made to conform accounting policies used by Western Refining to those of Tesoro and eliminate transactions between the two companies during the periods presented. However, the unaudited pro forma financial statements may not reflect all adjustments necessary to conform the accounting policies of Western Refining to those of Tesoro due to limitations on the availability of information as of the date of this joint proxy statement/prospectus.

On June 23, 2016, Western Refining completed its acquisition of all of the outstanding common units of NTI not already owned by Western Refining. The unaudited pro forma financial statements do not include any adjustments for this transaction, as the transaction is not related to the merger.

The pro forma adjustments represent management’s estimates based on information available as of the date of this joint proxy statement/prospectus and are subject to change as additional information becomes available and additional analysis is performed. The unaudited pro forma financial statements do not reflect the impact of possible revenue or earnings enhancements, cost savings from operating efficiencies or synergies, or asset dispositions. Also, the unaudited pro forma financial statements do not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the merger that are not expected to have a continuing impact. Further, one-time transaction-related expenses anticipated to be incurred prior to, or concurrent with, closing the merger are not included in the unaudited pro forma statements of operations. However, the impact of such transaction expenses is reflected in the unaudited pro forma balance sheet as a decrease to retained earnings and a decrease to cash.

NOTE 2—PURCHASE ACCOUNTING

Purchase Price

The total preliminary estimated purchase price of approximately $3.9 billion was determined as of February 1, 2017 based on Western Refining’s issued and outstanding shares of common stock and equity and cash awards outstanding under Western Refining’s long-term incentive plans that will be exchanged or paid out in cash upon closing of the merger, which are referred to as equity awards. The aggregate purchase price for financial statement purposes will be based on the actual closing price per share of Tesoro common stock on the closing date, which could differ materially from the assumed value disclosed in the notes to the unaudited pro forma financial statements. For purposes of the unaudited pro forma financial statements, such common stock and equity awards are assumed to remain outstanding as of the closing date of the merger. Further, no effect has been given to any other new shares of common stock or other equity awards that may be issued or granted subsequent to the date of this joint proxy statement/prospectus and before the closing date of the merger. In all cases in which Tesoro’s closing stock price is a determining factor in arriving at final merger consideration, the stock price assumed for the total preliminary purchase price is the closing price of Tesoro’s common stock on February 1, 2017 ($80.98 per share), the most recent date practicable in the preparation of this joint proxy statement/prospectus. It is not possible to reasonably estimate the amount of cash consideration that will actually be paid in the merger because it is not possible to reasonably estimate the number of shares of Western Refining common stock in respect of which cash consideration elections are made. For the purposes of the unaudited pro forma financial statements, we have assumed the cash consideration paid is the maximum amount provided by the merger agreement, or approximately $404 million, and the stock consideration is assumed to be reduced by the same amount with no impact on the total preliminary estimated purchase price.

The preliminary estimated purchase price for the merger is estimated as follows:

(in millions, except per share data)	Shares	Per Share	Purchase Consideration
Cash Consideration (including equity award obligations):
Cash Consideration elected by Western Refining stockholders (a)	10.8	$37.30	$404
Cash payable upon accelerated vesting of Western Refining restricted stock units (b)	0.8	$35.01	27
Cash payout owed for Western Refining performance unit cash awards (c)	N/A	N/A	5
Cash payouts owed for other Western Refining cash award programs (c)	N/A	N/A	7

Total Cash Consideration (including equity award obligations)			443
Stock Consideration:
Shares of Tesoro exchanged for Western Refining outstanding common stock (d)	42.5	$80.98	$3,447
Tesoro phantom stock awards exchanged for Western Refining phantom stock awards (e)	0.1	$80.98	3

Total Stock Consideration (including equity awards)	42.6		3,450

Total Preliminary Estimated Purchase Price			$3,893

(a)	Assumed to be 10,843,042 shares of Western Refining common stock, which is the maximum number of shares of Western Refining common stock permitted by the merger agreement to receive the cash consideration. Election of the full cash consideration reduces the number of shares to be issued by Tesoro by approximately 4.7 million. A 1% change of the elected cash consideration as a percent of total stock consideration by Western Refining stockholders would change the cash consideration paid by $40 million and impact diluted earnings per share by $0.01 for the nine months ended September 30, 2016 and $0.02 for the year ended December 31, 2015.
(b)	Represents fair value of Western Refining’s RSUs, using Western Refining’s share price on February 1, 2017 of $35.01 per share. The excess of cash payable, based on cash consideration of $37.30 per share, and fair value of Western Refining’s RSUs of $2 million will be treated as post-combination compensation expense. Cash payable is determined based on the number of vested Western Refining RSUs, after application of vesting acceleration provisions, multiplied by cash consideration, as defined in the section entitled “The Merger Agreement—Merger Consideration” beginning on page [●].
(c)	Cash payable is determined based on the fair value of performance awards for pre-combination services.
(d)	Shares to be issued by Tesoro was calculated by multiplying the exchange ratio of 0.4350 of a share of Tesoro common stock for each share of Western Refining common stock times the difference between the total number of shares of Western Refining common stock issued and outstanding 108,698,408 as of February 1, 2017 less the number of shares of Western Refining common stock assumed to receive the cash consideration (10,843,042 shares). This result was then multiplied by the closing share price for Tesoro as of February 1, 2017, or $80.98, shown in the table above.
(e)	Tesoro stock awards to be exchanged is determined based on Western Refining phantom awards unvested and outstanding immediately prior to the effective time of the first merger multiplied by the exchange ratio of 0.4350. This result was then multiplied by the closing share price for Tesoro as of February 1, 2017 or $80.98, a portion of which was allocated as purchase consideration for pre-combination services.

Purchase Price Allocation

The total preliminary estimated purchase price described above has been allocated to Western Refining’s tangible and intangible assets acquired and liabilities assumed for purposes of these unaudited pro forma financial statements, based on their estimated relative fair values assuming the merger was completed on the unaudited pro forma balance sheet date presented. The final allocation will be based upon valuations and other analysis for which there is currently insufficient information to make a definitive allocation. Accordingly, the purchase price allocation adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma financial statements. The final purchase price allocation will be determined after the merger is consummated and after completion of a thorough analysis to determine the fair value of Western Refining’s tangible assets and liabilities, including fixed assets, identifiable intangible assets and liabilities, and goodwill. As a result, the final acquisition accounting adjustments, including those resulting from conforming Western Refining’s accounting policies to those of Tesoro, could differ materially from the pro forma adjustments presented herein. Any increase or decrease in the fair value of Western Refining’s tangible and identifiable intangible assets and liabilities, as compared to the information shown herein, would also change the portion of purchase price allocable to goodwill and could impact the operating results of the combined company following the merger due to differences in amortization related to the assets and liabilities. A hypothetical 10% change in Tesoro’s closing stock price as of February 1, 2017, would have an approximate $357 million impact on the purchase price and subsequent goodwill balance, assuming the cash consideration option is fully elected as illustrated above.

The total preliminary estimated purchase price was allocated as follows, based on Western Refining’s September 30, 2016 balance sheet (in millions):

Estimated Fair Value
(in millions)	Asset (Liability)
Cash	$266
Restricted Cash	195
Receivables	447
Inventories	622
Prepayments and Other Current Assets	251
Property, Plant and Equipment (a)	3,850
Acquired Intangibles	1,100
Goodwill	2,079
Other Noncurrent Assets	186
Accounts Payable	(635)
Other Current Liabilities	(215)
Deferred Income Taxes	(1,395)
Debt (b)	(2,129)
Other Noncurrent Liabilities	(124)
Noncontrolling Interest	(605)

Total Preliminary Estimated Purchase Price	$3,893

(a)	Estimated useful lives ranging from 7 to 35 years have been assumed based on the preliminary valuation.
(b)	Includes $23 million in premium expected to be incurred for the early redemption of NTI’s $350 million in secured debt upon closing of the merger.

The fair value of property, plant and equipment is estimated at $3.9 billion. This preliminary fair value estimate is based on a valuation using a combination of the income, cost and market approaches. The range of useful lives disclosed above is based on historical information about similar assets, engineering information, and expectations about obsolescence in the future. As of the date of this joint proxy statement/prospectus, Tesoro has not been able to gain sufficient access to Western Refining’s records to perform a comprehensive review of Western Refining’s property, plant and equipment. Tesoro expects that, as it obtains more information, the preliminary estimate disclosed above, range of useful lives, and resulting depreciation may change materially.

Tesoro has estimated the fair value of identifiable intangible assets at $1.1 billion. This fair value is based on a preliminary valuation completed for the business enterprise, along with the related tangible assets, using a combination of income method, cost method and comparable market transactions. Although Tesoro expects to recognize intangible assets associated with customer relationships, trademarks, trade names, franchise rights and liquor licenses, as of the time of this joint proxy statement/prospectus, Tesoro has not been able to allocate the aggregate fair value of intangible assets between definite-life and indefinite-life intangible assets. Additionally,

Tesoro expects to identify additional intangible assets as Tesoro gains a better understanding of Western Refining’s business after the completion of the merger. Tesoro will consider the asset’s history, accounting by Western Refining, Tesoro’s plans for the continued use and marketing of the asset, and how a market participant would use the asset in determining whether the intangible asset has an indefinite or definite life. For the purposes of the unaudited pro forma financial statements, Tesoro has assigned the entire $1.1 billion in preliminary fair value to definite-lived intangible assets with estimated useful lives of 10 to 25 years. The amortization related to the fair value of intangible asset is reflected as a pro forma adjustment to the statements of operations using the straight-line method.

The identifiable intangible assets and related amortization are preliminary as of the date of this joint proxy statement/prospectus and have been based on discussions with Western Refining’s management, preliminary valuation studies, due diligence and information presented in public filings. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets and liabilities, and the related amount of amortization, may differ materially from this preliminary allocation. In addition, the periods impacted by amortization expense will ultimately be based upon the periods in which Tesoro expects to derive the associated economic benefits or detriments. Therefore, the amount of amortization expense following the merger may differ significantly between periods based upon the final value assigned to, and amortization methodology used for, each identifiable intangible.

Tesoro evaluated several factors that contributed to the amount of goodwill presented above. These factors include the acquisition of an existing integrated refining, marketing and logistics business with an assembled workforce that cannot be duplicated at the same costs by a new entrant along with the synergies Tesoro expects to realize from the geographic diversification of its business and rationalization of general and administrative costs. Further, the acquisition of Western Refining provides a platform for future growth through operating efficiencies Tesoro expects to gain from the application of best practices across the combined company.

NOTE 3—FINANCING

The unaudited pro forma financial statements assume, as summarized in Note 2, that the preliminary estimated purchase price for the merger is approximately $3.9 billion, comprised of approximately $3.5 billion in equity consideration (including the issuance of approximately 43 million shares of Tesoro common stock in exchange for outstanding shares of Western Refining common stock and equity stock awards) and approximately $443 million in cash consideration. For the purposes of the unaudited pro forma financial statements, the cash portion of the purchase price was assumed to be funded using funds drawn on the incremental revolver. The remaining $39 million in cash consideration owed for equity award obligations is assumed to be paid with cash on hand. The source of the cash to be used to fund the cash portion of the purchase price may change based on management’s discretion at the time of closing.

Bridge Credit Facility

In connection with the merger, on November 16, 2016, Tesoro entered into a financing commitment letter to obtain committed debt financing. Following Tesoro’s entry on December 13, 2016 into its restated credit facility and the issuance of the new debt securities on December 22, 2016, as discussed below, the bridge commitment under the commitment letter with Tesoro and the financial institutions party thereto was reduced to zero and terminated. As a result, no amounts will be financed under the bridge credit facility. Costs totaling $20 million are included as transaction costs for the purposes of the unaudited pro forma financial statements, as disclosed in Note 4.

Tesoro Revolving Credit Facility

On December 13, 2016, Tesoro amended and restated its existing credit facility, to add a new senior secured incremental revolving tranche in an aggregate principal amount of $1.0 billion. The amended and restated credit facility is referred to herein as the restated credit facility. Subject to certain conditions, on the closing date of the merger, the incremental revolver may be borrowed to fund cash consideration payable in connection with the merger, the repayment and redemption of certain outstanding indebtedness of Western Refining and its subsidiaries and pay fees and expenses associated with the foregoing. Following the initial borrowing and subject to certain closing conditions, the incremental revolver will convert into a single tranche with the existing commitments under the revolving credit facility and will be available for general corporate purposes. Following the conversion of the incremental revolver, Tesoro will have a single tranche of $3.0 billion of commitments under the restated credit facility. See the section entitled “The Merger—Financing of the Merger and Indebtedness Following the Merger—Revolving Credit Facility” beginning on page [●].

For the purposes of the unaudited pro forma financial statements, $3 million of fees paid to execute the amendment have been included, which is directly attributable to the merger. The amortization of these debt issuance costs will impact the consolidated statements of operations for more than twelve months.

Tesoro New Debt Securities

The offering of the new debt securities, which launched on December 15, 2016 and closed on December 22, 2016, consisted of $850 million aggregate principal amount of Tesoro’s 4.750% Senior Notes due 2023 and $750 million aggregate principal amount of Tesoro’s 5.125% Senior Notes due 2026. For the purposes of the unaudited pro forma financial statements, $17 million of fees paid to complete the offering have been included, which is directly attributable to the merger. The amortization of these debt issuance costs will impact the consolidated statements of operations for more than twelve months. See the section entitled “The Merger—Financing of the Merger and Indebtedness Following the Merger— New Debt Securities” beginning on page [●].

Pro Forma Financing

As of September 30, 2016, Western Refining and its subsidiaries, NTI and the MLP, had $2.1 billion of indebtedness outstanding, excluding $50 million of unamortized discount, premium and debt issuance costs. Of this amount, Tesoro plans to repay $1.79 billion of certain Western Refining and NTI indebtedness with proceeds from the new debt securities and funds drawn on the incremental revolver in connection with the merger. As such, adjustments to debt and interest expense have been included in these unaudited pro forma financial statements. These adjustments consist of an incremental fair value adjustment of $61 million reflecting (1) the reversal of the unamortized discount, premium and debt issuance costs of $50 million and (2) the fair market value adjustment of $11 million required relating to the MLP debt. Additionally, the following tables outline the adjustments made to long-term debt as of September 30, 2016, and interest expense for the year ended December 31, 2015, and nine months ended September 30, 2016 (in millions):

September 30, 2016
(in millions)
Pro Forma Adjustment to Long-Term Debt
Existing debt obligations to be refinanced:
Western Refining Obligations:
Revolving Credit Facility due 2019	$—
Term Loan - 5.25% Credit Facility due 2020	(535)
6.25% Senior Unsecured Notes due 2021	(350)
Term Loan - 5.50% Credit Facility due 2023	(499)
NTI Obligations:
Revolving Credit Facility due 2019	(52)
7.125% Senior Secured Notes due 2020	(350)

Total debt obligations to be refinanced	(1,786)
Add: New debt securities issued by Tesoro	1,600
Add: Additional borrowings by Tesoro under the Incremental Revolver (a)	590
Less: New debt issuance costs, including revolver amendment fees	(20)

Increase to Long-term Debt as of September 30, 2016 (b)	$384

(a)	Additional borrowings under Tesoro’s incremental revolver are to fund the total cash consideration of $404 million, excluding equity award obligations, and $186 million of Western Refining’s indebtedness not paid using the proceeds from the new debt securities. The cash consideration attributable to equity award obligations, estimated aggregate transaction costs of $125 million and $23 million premium to be paid upon redemption of the NTI secured debt are assumed to be paid using cash on hand.
(b)	Does not include the $23 million premium to be paid upon redemption of the NTI secured debt and the fair value adjustments required as a result of the purchase price allocation outlined in Note 2. Refer to Note 4 for discussion of pro forma adjustment (cc).

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
	(in millions)
Pro Forma Adjustment to Interest Expense
Interest expense for existing debt obligations to be refinanced:
Western Refining obligations	$(46)	$(45)
NTI obligations	(21)	(25)
Reverse related amortization of loan fees and discount (a)	(5)	(6)
Amortization of fair value basis differential of MLP obligation	(1)	(1)
Interest expense for new notes to be issued by Tesoro:
Interest expense on new debt securities (b)	59	79
Interest expense on incremental revolver borrowings (c)	11	15
Amortization of debt issuance costs for new debt securities and revolver	3	3
Commitment fee (unused portion of incremental revolver)	1	1

Increase to Interest Expense	$1	$21

(a)	Amortization for loan fees associated with the MLP’s existing debt remains included in the statements of operations as the MLP debt will remain in place subsequent to completion of the merger.
(b)	New debt issued by Tesoro takes into consideration $850 million issued under Tesoro’s 4.750% Senior Notes due 2023 and $750 million issued under Tesoro’s 5.125% Senior Notes due 2026.
(c)	As of February 1, 2017, the cost for Tesoro to borrow on its revolving credit facility was 2.53% based on the 1-month LIBOR rate as of February 1, 2017 plus 175 basis points. A 0.125% change in interest rate for the assumed borrowing under the Revolving Credit Facility would impact interest expense by approximately $1 million.

NOTE 4—PRO FORMA ADJUSTMENTS

Statements of Operations

The unaudited pro forma statements of operations reflect the following adjustments:

(a)	To eliminate transactions between Tesoro and Western Refining for purchases and sales of crude oil and refined product reducing revenue and the associated cost of sales;

(b)	To adjust the presentation of excise taxes collected by Western Refining and NTI to conform to the presentation of Tesoro. Tesoro recognizes excise taxes collected by the retail component of its marketing segment gross within revenues and cost of sales, whereas it reports excise taxes net of amounts collected for the remaining channels in its marketing segment. Western Refining, excluding NTI, reports excise taxes net for its retail and non-retail marketing operations. NTI reports excise taxes gross for both components of its marketing operations;

(c)	To reclassify Western Refining’s lower of cost or market inventory valuation adjustment from cost of sales to the lower of cost or market inventory valuation adjustment line item in conformity with Tesoro’s presentation of the adjustment separate from cost of sales;

(d)	To reclassify certain of Western Refining’s general and administrative expenses that have been directly associated with a segment’s operations to operating expenses to conform with Tesoro’s policy of allocating certain indirect operating expenses to the segments’ operating expense line rather than selling, general and administrative expense;

(e)	To remove maintenance turnaround expenses and to amortize turnaround expenses deferred. Tesoro applies the deferral method of accounting for planned major maintenance activities. As a result, a pro forma adjustment in the unaudited pro forma statements of operations have been made to defer amounts expensed by Western Refining with corresponding amortization associated amounts in major maintenance activities;

(f)	To adjust depreciation and amortization expense for incremental depreciation and amortization resulting from the recognition of the fair value for property, plant and equipment and intangibles assets as outlined in Note 2;

(g)	To adjust interest expense for the assumed permanent financing as outlined in Note 3;

(h)	To adjust interest and financing costs to reflect additional basis difference amortization for the incremental fair value recognized that is related to the MLP debt based on the purchase price allocation in Note 2;

(i)	To reclassify Western Refining’s equity in earnings of equity method investments from other income to the equity in earnings of equity method investments line item in conformity with Tesoro’s presentation of the income separate from other income;

(j)	To adjust earnings from equity method investments to reflect additional basis difference amortization using the estimated useful life of 25 years for the underlying primary asset for the incremental fair value recognized based on the purchase price allocation in Note 2;

(k)	To record the tax effect on pro forma adjustments at a combined U.S. (federal and state) income tax statutory blended rate of 38.1%; and

(l)	To adjust the weighted average number of shares outstanding based on 0.4350 of a share of Tesoro for each share of Western Refining common stock outstanding as of February 1, 2017 and the cash consideration, as follows:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
	(in millions)
Basic:
Elimination of Western Refining historical weighted average shares	(97.8)	(94.9)
Tesoro estimated incremental shares issued	42.5	42.5

Weighted average shares adjustment, net	(55.3)	(52.4)

Diluted:
Elimination of Western historical weighted average shares	(98.1)	(95.0)
Tesoro estimated incremental shares issued	42.5	42.5
Dilutive effect of issuance of Tesoro phantom stock awards in exchange for outstanding Western Refining phantom stock awards as discussed in Note 2	0.1	0.1

Weighted average shares adjustment, net	(55.5)	(52.4)

Combined Balance Sheet

The unaudited pro forma balance sheet reflects the following adjustments:

(aa)	To record the payment of cash consideration of $404 million and amounts estimated for equity and cash awards of $39 million as disclosed in Note 2;

(bb)	To record the payment of estimated aggregate transaction costs of $125 million for both Tesoro and Western Refining associated with the merger with a corresponding offset to retained earnings. These costs include estimates for accounting, legal, financing fees of $20 million related to the bridge credit facility and other professional fees;

(cc)	To adjust cash and long-term debt to reflect the impact of financing transactions discussed in Note 3. This adjustment includes the borrowing of $404 million for the payment of assumed cash consideration under the Incremental Revolver offset by the payment of $17 million in debt issuance costs associated with Tesoro’s issuance of permanent financing prior to the closing of the merger, a $23 million premium expected to be paid to redeem the NTI secured debt and the payment of $3 million in fees necessary for the December 13, 2016, amendment to its Revolving Credit Facility;

(dd)	To reclassify Western Refining’s material and chemical inventories from prepayments and other current assets to inventories, net in order to conform to Tesoro’s financial statement presentation;

(ee)	To record the estimated preliminary purchase price allocation disclosed in Note 2;

(ff)	To record Western Refining’s inventory and related obligation associated with Western Refining’s purchase or generation of renewable identification numbers, which are referred to as RINs, and the required compliance with the EPA’s Renewable Fuels Standard, which is referred to as RFS. Tesoro accounts for RINs and the associated RFS liability on a gross basis on its balance sheet. There is no impact to the condensed statement of combined operations for the gross recognition of RINs and the RFS liability;

(gg)	To reclassify Tesoro’s goodwill balance from other noncurrent assets, net for separate presentation in the unaudited pro forma balance sheet;

(hh)	To record the unamortized balance of maintenance turnarounds previously expensed by Western Refining. As of September 30, 2016, a $64 million increase to other noncurrent assets was recorded, net to reflect the unamortized balances of these turnaround activities with an offset to retained earnings. The remaining estimated weighted average useful life of these deferred turnarounds is 2.1 years as of September 30, 2016. See further detail in (e) above; and

(ii)	To reclassify amounts accrued for capital expenditures by Western Refining from other current liabilities to accounts payable to conform to Tesoro’s financial statement presentation.

COMPARISON OF STOCKHOLDERS’ RIGHTS

This section describes the material differences between the rights of holders of shares of Western Refining common stock and the rights of holders of shares of Tesoro common stock. Western Refining and Tesoro are each incorporated under the laws of the State of Delaware and, accordingly, the rights of Western Refining stockholders and Tesoro stockholders are both governed by the laws of the State of Delaware. The differences between the rights of Western Refining stockholders and Tesoro stockholders primarily result from differences between the governing documents of Western Refining and Tesoro. As a result of the merger, holders of shares of Western Refining common stock that elect to receive stock consideration in respect of their shares of Western Refining common stock, or that elect to receive only cash consideration in respect of their shares of Western Refining common stock and, as a result of the adjustment and proration procedures set forth in the merger agreement, receive part or all of their per share merger consideration as stock consideration, will become holders of shares of Tesoro common stock. Thus, following the merger, the rights of Western Refining stockholders who become Tesoro stockholders in the merger will continue to be governed by the laws of the State of Delaware, and will also then be governed by the Tesoro certificate of incorporation and the Tesoro bylaws.

This section does not include a complete description of all differences among the rights of Western Refining stockholders and Tesoro stockholders, nor does it include a complete description of the specific rights referred to below. Furthermore, the description of some of the differences in these rights in this section is not intended to indicate that other differences that may be equally important do not exist. All Western Refining stockholders and Tesoro stockholders are urged to read carefully the relevant provisions of the DGCL, as well as each company’s governing documents; this summary is qualified in its entirety by reference to the full text of each of the Tesoro certificate of incorporation, the Tesoro bylaws, the Tesoro corporate governance guidelines, the Western Refining certificate of incorporation, the Western Refining bylaws and the Western Refining corporate governance guidelines. See the section entitled “Where You Can Find More Information” beginning on page [●] for information on how to obtain a copy of these documents.

Western Refining Stockholders	Tesoro Stockholders
Authorized Capital Stock

Western Refining is authorized to issue 250,000,000 shares, divided into two classes consisting of:

1.      240,000,000 shares of common stock, par value $0.01; and

2.      10,000,000 shares of preferred stock, par value $0.01.

The Western Refining board is authorized to issue the preferred stock in one or more series.

Tesoro is authorized to issue 205,000,000 shares, divided into two classes consisting of:

1.      200,000,000 shares of common stock, par value $0.16 2⁄3; and

2.      5,000,000 shares of preferred stock, with no par value.

The Tesoro board is authorized to issue the preferred stock in one or more series.

If Tesoro stockholders approve the Tesoro certificate of incorporation amendment proposal and the merger is completed, then Tesoro will be authorized to issue 300,000,000 shares of common stock, par value $0.16 2⁄3.

Voting Rights
Each holder of Western Refining common stock is entitled to one vote for each share of common stock held by the stockholder on the record date for any action, on all matters on which the stockholders are entitled to vote.	Each holder of Tesoro common stock is entitled to one vote for each share of common stock held of record by the stockholder on the record date for any action, on all matters on which the stockholders are entitled to vote.

Western Refining Stockholders	Tesoro Stockholders
Quorum and Adjournment

The Western Refining bylaws provide that the holders of a majority of the shares of Western Refining capital stock issued and outstanding and entitled to vote, represented in person or by proxy, will constitute a quorum at all meetings of the Western Refining stockholders.

The Western Refining bylaws provide that the Western Refining stockholders present at a meeting of the stockholders may adjourn the meeting despite the absence of a quorum.

The Tesoro bylaws provide that, at any meeting of the stockholders, the holders of a majority of the outstanding shares of common stock of Tesoro having voting power with respect to a subject matter (excluding shares held by Tesoro for its own account) present or represented by proxy will constitute a quorum for the transaction of business with respect to such subject matter, except that if the subject matter is one as to which a higher vote is required under the Tesoro certificate of incorporation or Delaware law, then the holders of that number of shares equal to at least that higher number of outstanding shares of Tesoro stock having voting power with respect to such subject matter (excluding shares held by Tesoro for its own account) present or represented by proxy will constitute a quorum at the meeting of stockholders with respect to such subject matter.

The Tesoro bylaws provide that the presiding person of any annual or special meeting will have the power to adjourn or recess the meeting for any reason from time to time and place to place. The Tesoro bylaws further provide that in the absence of a quorum with respect to a particular subject matter, the presiding person of the meeting will have the power to adjourn or recess the meeting from time to time, without notice other than an announcement at the meeting stating the time, place, if any, thereof, and the means of remote communication, if any, until a quorum is present with respect to that subject matter.

Number of Directors and Composition of Board of Directors

Neither the Western Refining certificate of incorporation nor bylaws provide for a minimum or maximum number of directors. The exact number of directors is fixed by resolution adopted by the Western Refining board. There are currently seven members of the Western Refining board.

The Western Refining corporate governance guidelines require a majority of the Western Refining board to be composed of “independent” directors, as defined by the listing standards of the NYSE.

The Tesoro bylaws provide for a minimum of three directors. Neither the Tesoro certificate of incorporation nor bylaws provide for a maximum number of directors. The exact number of directors is fixed by the Tesoro board from time to time. The Tesoro corporate governance guidelines state that the Tesoro board should have no less than five directors, with a “desired range” of five to 12 directors. There are currently 11 directors on the Tesoro board.

In the event the merger is completed, the Tesoro board may be expanded to include Paul Foster and Jeff Stevens as directors as described in the section entitled “The Merger Agreement—Election to Tesoro Board of Directors” beginning on page [●].

The Tesoro corporate governance guidelines require a “substantial majority” of the Tesoro board to be

Western Refining Stockholders	Tesoro Stockholders
made up of “independent” directors, meaning they have no material relationship with the company, are in compliance with the definition of an “independent” director in the listing standards of the NYSE and are a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act.

Election of Directors

The Western Refining certificate of incorporation and bylaws provide that each director will be elected at the annual meeting of Western Refining stockholders for a term of one year and until his or her successor is elected and qualified, subject to prior resignation, death or removal as provided by law.

The Western Refining certificate of incorporation and the Western Refining bylaws do not specify the minimum number of votes necessary for election of a director. Section 216 of the DGCL states that in the absence of such specification in the governance documents, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The Tesoro bylaws provide that all directors will hold office until the next annual meeting of Tesoro stockholders and until his or her successor is elected and qualified, subject to prior resignation, death or removal as provided by law.

The Tesoro bylaws provide that each director will be elected by the vote of a majority of votes cast at any meeting of stockholders at which directors are to be elected at which a quorum is present except that the directors will be elected by the vote of a plurality of votes cast on the election of directors at any meeting of stockholders for which the number of nominees exceeds the number of directors to be elected as of a date that is ten days in advance of the date that Tesoro files its definitive proxy statement with the SEC.

Qualification of Directors

Neither the Western Refining certificate of incorporation nor bylaws provide for an age limitation on directors.

The Western Refining corporate governance guidelines provide that any person who has reached the age of 72 may not sit on the Western Refining board, except that a person who reaches the age of 72 while a director may serve the remainder of their then-current term.

The Tesoro bylaws provide that any director who attains the age of 75 years while serving as a director must promptly thereafter tender a resignation as a director for consideration by the Tesoro board.

Filling Vacancies on the Board of Directors

The Western Refining bylaws provide that any vacancy on the Western Refining board or any newly created directorship that results from an increase in the authorized number of directors or from resignation or death may be filled by a majority of the board members then in office, even though less than a quorum, except for vacancies created by removal of directors by Western Refining stockholders.

A vacancy on the Western Refining board that results from a removal of a director by Western Refining stockholders will be filled by the owners of a majority of the outstanding shares of stock.

The Tesoro bylaws provide that any vacancy on the Tesoro board caused by resignation, removal, death or otherwise, and any newly created directorships resulting from an increase in the number of directors, will be filled by vote of a majority of the remaining directors, even though less than a quorum.

Removal of Directors
The Western Refining bylaws allow for removal of any director with or without cause, either by a vote at a	The Tesoro bylaws allow for removal of any director with or without cause at any time by the affirmative

Western Refining Stockholders	Tesoro Stockholders
special meeting or annual meeting, or at any time by written consent by the affirmative vote of holders of a majority of the outstanding shares of Western Refining capital stock then entitled to vote.	vote of stockholders of record holding a majority of the outstanding shares of Tesoro stock then entitled to vote in elections of directors at a meeting of Tesoro stockholders called for such purpose.

Director Nominations by Stockholders

The Western Refining bylaws provide that a stockholder must give advance written notice to the Secretary of Western Refining of a director nomination to be considered at an annual meeting. The Western Refining bylaws do not provide for election of directors at special meetings.

With respect to nominations to be considered at an annual meeting, the notice must be in writing, meeting the requirements of the Western Refining bylaws, and be delivered by the date not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting, except that in the event that the date of the meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than close of business on the later of:

•    the 90th day prior to the date of such annual meeting; or

•    the 10th day following the day on which public announcement of the date of such meeting is first made by Western Refining.

The Tesoro bylaws provide that a stockholder must give advance written notice to the Secretary of Tesoro of a director nomination to be considered at an annual meeting, or at a special meeting at which the Tesoro board has determined that directors are to be elected.

With respect to nominations to be considered at an annual meeting, the notice must be in writing, meet the requirements of the Tesoro bylaws, and be delivered not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary date of the annual meeting for the preceding year, except that if the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of:

•    the 90th day prior to the date of such annual meeting; or

•    if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which such public announcement is first made by Tesoro.

In the event that the number of directors to be elected to the Tesoro board at an annual meeting is increased by the Tesoro board effective after the time period for which nominations would otherwise be due as described above, and there is no public announcement by Tesoro naming all of the nominees for director or specifying the size of the increased board at least ten days prior to the last day a stockholder would otherwise be permitted to deliver a notice as described above, a stockholder’s notice will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary of Tesoro

Western Refining Stockholders	Tesoro Stockholders

at Tesoro’s principal executive offices not later than the close of business on the 10th day following the day on which such public announcement is first made by Tesoro.

With respect to nominations to be considered at a special meeting at which the Tesoro board has determined that directors are to be elected, the notice must be in writing, meet the requirements of the Tesoro bylaws, and be delivered not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the date of such special meeting, or if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the close of business on the 10th day following the day on which such public announcement (including announcement of the nominees proposed by the Tesoro board to be elected at such meeting) is first made by Tesoro.

Proxy Access
Neither the Western Refining certificate of incorporation nor bylaws contain proxy access provisions.

The Tesoro bylaws contain proxy access provisions providing that Tesoro stockholders may deliver a notice to the Secretary of Tesoro of nominees for election as directors at an annual meeting to be included in Tesoro’s proxy materials for such annual meeting, provided that certain conditions set forth in Tesoro’s bylaws are satisfied.

In order for a stockholder nominee to be included in Tesoro’s proxy materials for an annual meeting, a nomination notice meeting the requirements of Tesoro’s bylaws must be delivered by an “eligible stockholder” (as described below) not earlier than the close of business on the 150th day and not later than the close of business on the 120th day prior to the first anniversary of the date the definitive proxy statement was first released to Tesoro stockholders in connection with the preceding year’s annual meeting of stockholders, except that in the event the annual meeting is more than 30 days before or 60 days after the anniversary date of the preceding year’s annual meeting, or if no annual meeting of stockholders was held in the preceding year, the nomination notice must be delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of:

•    the 90th day prior to the date of such annual meeting; or

Western Refining Stockholders	Tesoro Stockholders

•    if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which such public announcement is first made by Tesoro.

An “eligible stockholder” is a Tesoro stockholder (or a group of no more than 20 stockholders) who has continuously owned for at least three years that number of shares of Tesoro common stock that constitutes 3% or more of outstanding Tesoro common stock as of the time of delivery of the nomination notice. Such stockholder must also own shares of Tesoro common stock satisfying such requirements through the time of the annual meeting in order to be an eligible stockholder.

The number of stockholder nominees appearing in the proxy materials with respect to an annual meeting of stockholders shall not exceed the greater of two or 20% of the number of directors in office as of the last day on which a nomination notice may be delivered.

Action by Stockholders

The Western Refining certificate of incorporation and bylaws do not specify the minimum number of votes necessary for stockholder action, generally. Section 216 of the DGCL provides that in the absence of such specification, the affirmative vote of a majority of shares present in person or represented by proxy at a stockholder meeting and entitled to vote will be the act of the stockholders.

The Western Refining bylaws provide that any action which may be taken at a special or annual meeting of Western Refining stockholders may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, is signed by all of the holders of outstanding stock having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Tesoro bylaws provide that when a quorum is present or represented at any meeting of Tesoro stockholders, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at a stockholder meeting and entitled to vote on the subject matter will be the act of the stockholders in all matters, except where Delaware law, the Tesoro certificate of incorporation or bylaws, the rules or regulations of any stock exchange applicable to Tesoro, or any law or regulation applicable to Tesoro or its securities provide for a different or minimum vote, in which case such different or minimum vote will be the act of the stockholders on the matter.

The Tesoro bylaws provide that stockholders may authorize or take corporate action by written consent if a stockholder of record requests, by written notice to the Tesoro secretary, that the Tesoro board fix a record date with respect to such action. Upon receipt of such a request, the Tesoro board is required to promptly, and in all events within ten days after the date on which such notice is received, adopt a resolution fixing the record date. If no record date is fixed by the Tesoro board, the record date will be the

Western Refining Stockholders	Tesoro Stockholders

first date after the expiration of such ten day time period on which a signed written consent setting forth the action proposed to be taken is delivered to Tesoro. In order for the corporate action so proposed to be authorized or taken, written consents representing a sufficient number of stockholders to take such action must be delivered to Tesoro within 60 days after the earliest dated written consent received by Tesoro with respect to such action.

Under Article VII of the Tesoro certificate of incorporation, an affirmative vote of at least four-fifths of the outstanding shares of Tesoro stock entitled to vote in elections of directors, voting as one class, is necessary to approve any of the following transactions with any person or entity who is, or at any time within the preceding 12 months has been, the beneficial owner of 10% or more of the outstanding shares of stock of Tesoro entitled to vote in elections of directors:

•    the adoption of an agreement for the merger or consolidation of Tesoro or any Tesoro subsidiary with or into any such person or entity (except to the extent that a majority of the Tesoro directors voting in favor of such action were members of the Tesoro board prior to the time such person or entity became the beneficial owner of 10% or more of the outstanding shares of stock of Tesoro entitled to vote in elections of directors);

•    the authorization of any disposition to any such person or entity of all or substantially all of the assets of Tesoro or any Tesoro subsidiary, or any part of such assets having a fair market value equal to or greater than 50% of the fair market value of Tesoro’s and its subsidiaries’ total assets (except to the extent that a majority of the Tesoro directors voting in favor of such action were members of the Tesoro board prior to the time such person or entity became the beneficial owner of 10% or more of the outstanding shares of stock of Tesoro entitled to vote in elections of directors);

Western Refining Stockholders	Tesoro Stockholders

•    the authorization of the issuance or transfer by Tesoro or any Tesoro subsidiary of any voting securities of Tesoro or any Tesoro subsidiary in exchange or payment for the securities or assets of any such person or entity (except to the extent that a majority of the Tesoro directors voting in favor of such action were members of the Tesoro board prior to the time such person or entity became the beneficial owner of 10% or more of the outstanding shares of stock of Tesoro entitled to vote in elections of directors); or

•    the adoption of any plan for the dissolution of Tesoro, if the Tesoro board has not, by resolution, recommended the adoption of such plan of dissolution to the stockholders.

Stockholder Proposals

The Western Refining bylaws provide that a stockholder must give advance written notice to the Secretary of Western Refining of any proposal for business to be considered at an annual meeting. The Western Refining bylaws do not provide for submission of stockholder proposals for consideration at special meetings.

With respect to proposals for business to be considered at an annual meeting, the notice must be in writing, meeting the requirements of the Western Refining bylaws, and be delivered not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting, except that in the event that the date of the meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than close of business on the later of:

•    the 90th day prior to such annual meeting; or

•    the 10th day following the day on which public announcement of the date of such meeting is first made by Western Refining.

The Tesoro bylaws provide that a stockholder must give advance written notice to the Secretary of Tesoro of any proposal for business to be transacted at an annual meeting or a special meeting. The Tesoro bylaws do not provide for submission of stockholder proposals for consideration at special meetings.

With respect to business to be transacted at an annual meeting, the notice must be in writing, meet the requirements of the Tesoro bylaws, and be received not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary date of the annual meeting for the preceding year, except that if the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of:

•    the 90th day prior to the date of such annual meeting; or

•    if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the date of first public disclosure by Tesoro of such meeting.

Western Refining Stockholders	Tesoro Stockholders
Certificate of Incorporation Amendments

Under Section 242 of the DGCL, the certificate of incorporation may be amended upon a resolution of the board of directors and approved by:

•    the holders of a majority of the outstanding shares entitled to vote; and

•    a majority of the outstanding shares of each class entitled to a class vote, if any.

Under Section 242 of the DGCL, the certificate of incorporation may be amended upon a resolution of the board of directors and approved by:

•    the holders of a majority of the outstanding shares entitled to vote; and

•    a majority of the outstanding shares of each class entitled to a class vote, if any.

The Tesoro certificate of incorporation states that no amendment to the certificate of incorporation or to the bylaws may amend, modify or repeal any or all of the provisions of Article VII of the Tesoro certificate of incorporation, the contents of which are discussed in the section entitled “Comparison of Stockholders’ Rights—Action by Stockholders” beginning on page [●], unless adopted by the affirmative vote or consent of the holders of not less than four-fifths of the outstanding shares of stock of Tesoro entitled to vote in elections of directors, voting as a single class, unless the Tesoro board by unanimous resolution recommends to stockholders the adoption of such amendment, in which case the stockholders of record holding a majority of the outstanding shares of stock may nevertheless amend, modify or repeal such provisions.

Bylaw Amendments

The Western Refining certificate of incorporation and bylaws provide that the Western Refining board is authorized to adopt, amend or repeal the Western Refining bylaws at any meeting at which a quorum is present by the affirmative vote of a majority of the whole Western Refining board.

The Western Refining bylaws provide that they may be adopted, amended or repealed by the vote of the holders of a majority in voting power of the outstanding shares of Western Refining capital stock.

The Tesoro certificate of incorporation and bylaws provide that the Tesoro board is authorized to make, adopt, alter, amend and repeal the Tesoro bylaws at any meeting at which a quorum is present by the affirmative vote of a majority of the directors present.

The Tesoro bylaws provide that they may be adopted, altered, amended or repealed by the affirmative vote of the holders of not less than a majority of the voting power of all of the then outstanding shares of capital stock of Tesoro then entitled to vote generally in the election of directors.

Special Meetings of Stockholders
The Western Refining bylaws provide that special meetings of stockholders may be called by the Western Refining board, and will be called by the chief executive officer or secretary at the written request of directors constituting a majority of the Western Refining board.	The Tesoro bylaws provide that a special meeting of the stockholders shall be held at the request of: • the chairman of the Tesoro board; • Tesoro’s chief executive officer; or

Western Refining Stockholders	Tesoro Stockholders
• the Tesoro board pursuant to a resolution adopted by two-thirds of the directors then in office.

Notice of Meetings of Stockholders
Under the Western Refining bylaws, notice of an annual or special meeting must be given to stockholders entitled to vote at the meeting not less than ten days nor more than 60 days before the date of the meeting.	Under the Tesoro bylaws, unless otherwise provided by law, notice of an annual or special meeting must be given to stockholders entitled to vote at the meeting at least ten days but no more than 60 days prior to the date of the meeting.

Proxies
The Western Refining bylaws provide that every Western Refining stockholder having the right to vote is entitled to vote in person, or by proxy bearing a date not more than three years prior to voting, unless such instrument provides for a longer period.	The Tesoro bylaws provide that every Tesoro stockholder having the right to vote is entitled to vote in person, or by proxy bearing a date not more than three years prior to voting, unless such instrument provides for a longer period, and is filed with the Secretary of Tesoro before, or at the time of, the meeting.

Forum Selection

The Western Refining bylaws provide that unless Western Refining consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain actions shall be the Court of Chancery of the State of Delaware. These actions include:

•    any derivative action or proceeding brought on behalf of Western Refining;

•    any action asserting a claim or breach of fiduciary duty owed by any director, officer, other employee or stockholder of Western Refining to Western Refining or Western Refining stockholders;

•    any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or

•    any action asserting a claim governed by the internal affairs doctrine.

The Tesoro bylaws provide that unless Tesoro consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain actions shall be the Court of Chancery of the State of Delaware or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware. These actions include:

•    any derivative action or proceeding brought on behalf of Tesoro;

•    any action asserting a claim of breach of fiduciary duty owed by any director, officer, other employee or stockholder of Tesoro to Tesoro or Tesoro stockholders;

•    any action asserting a claim arising pursuant to any provision of the DGCL or Tesoro’s certificate of incorporation or bylaws;

•    any action asserting a claim governed by the internal affairs doctrine; or

•    any other action asserting an internal corporate claim, as defined in Section 115 of the DGCL.

Indemnification of Directors and Officers
The Western Refining bylaws provide that Western Refining will, to the fullest extent permitted by law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit to procure a judgment in its	The Tesoro bylaws provide that Tesoro will indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or

Western Refining Stockholders	Tesoro Stockholders

favor by reason of the fact that such person is or was a director or officer of Western Refining, or is or was serving at the request of Western Refining as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees), and, if in respect of an action other than one by or in the right of Western Refining, against judgments, fines and amounts paid in settlement, actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Western Refining, and, with respect to any criminal action or proceeding not by or in the right of Western Refining, had no reasonable cause to believe such person’s conduct was unlawful.

In respect of actions by or in the right of Western Refining, no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to Western Refining unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court will deem proper.

The Western Refining board may require Western Refining to pay the expenses incurred by a person potentially eligible for indemnification due to their present or former service as a director or officer (as specified above) in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by Western Refining under the Western Refining bylaws.

proceeding, whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Tesoro or a subsidiary of Tesoro, or while a director or officer of Tesoro or a subsidiary of Tesoro, is or was serving at the request of Tesoro or a subsidiary of Tesoro as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, nonprofit entity or other enterprise, including service with respect to employee benefit plans in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of expenses can be provided under the bylaws of Tesoro, against all expenses (including attorneys’ fees), judgments, fines, liability, loss suffered and amounts paid in settlement actually and reasonably incurred by such person in connection therewith. Such indemnification will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of his or her heirs, executors and administrators.

The Tesoro bylaws provide that Tesoro will pay the expenses (including attorneys’ fees) incurred by a person potentially eligible for indemnification (as specified above) in defending any threatened, pending or completed proceeding, and such advances will be made within 30 days after the receipt by Tesoro of a statement or statements requesting such advances from time to time; except that, to the extent required by law, any payment of expenses in advance of the final disposition of a proceeding will be made only upon receipt of an undertaking by such person to repay all amounts advanced if it should be ultimately determined that such person is not entitled to be indemnified. Tesoro is not obligated to advance expenses for any suit commenced by such person seeking advancement unless that suit is either a proceeding the commencement of which was authorized by the Tesoro board of directors or a claim to recover expenses to which such person is entitled under the Tesoro bylaws.

Stockholder Rights Plan
Western Refining is not party to a rights plan.	Tesoro is not party to a rights plan.

NO DISSENTERS’ RIGHTS

Because holders of shares of Western Refining common stock are not required to receive consideration other than the stock consideration and cash in lieu of fractional shares in the merger, and shares of Tesoro common stock are listed on the NYSE, holders of shares of Western Refining common stock are not entitled to exercise dissenters’ rights under Delaware law in connection with the merger.

Under Delaware law, Tesoro stockholders are not entitled to dissenters’ rights in connection with the issuance of shares of Tesoro common stock as contemplated by the merger agreement.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF TESORO

To Tesoro’s knowledge, the following table sets forth certain information regarding the beneficial ownership of Tesoro common stock as of the close of business on February 1, 2017 (except as noted in the footnotes below) and with respect to: each person known by Tesoro to beneficially own 5% or more of the outstanding shares of Tesoro common stock; each member of the Tesoro board; each named executive officer; and the members of the Tesoro board and Tesoro’s current executive officers as a group.

Tesoro has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, Tesoro believes, based on the information furnished to Tesoro, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Tesoro common stock that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on 116,975,589 shares of Tesoro common stock outstanding as of, and additional shares of Tesoro common stock that would be issued upon vesting of equity awards held by directors or executive officers within 60 days of, February 1, 2017.

Security Ownership of Directors and Executive Officers

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 19100 Ridgewood Parkway, San Antonio, Texas 78259.

COMMON STOCK

Name of Beneficial Owner	Shares Owned		Options	Restricted Stock Units	Total Shares Beneficially Owned	Percent of Class
Rodney F. Chase	8,260		0	0	8,260	*
Edward G. Galante	1,510		0	0	1,510	*
Gregory J. Goff	621,068	(1)	151,513	0	772,581	*
Robert W. Goldman	34,130		9,000	4,532	47,662	*
David Lilley	10,571		0	1,689	12,260	*
Mary Pat McCarthy	839		0	6,989	7,828	*
J.W. Nokes	17,136		9,000	4,146	30,282	*
William H. Schumann, III	0		0	0	0	*
Susan Tomasky	5,600		0	0	5,600	*
Michael E. Wiley	28,787		9,000	0	37,787	*
Patrick Y. Yang	1,474		0	0	1,474	*
Steven M. Sterin	8,892		0	0	8,892	*
Keith M. Casey	29,911	(2)	0	0	29,911	*
Kim K.W. Rucker	0		0	0	0	*
Cynthia J. Warner	27,411		0	0	27,411	*
All Directors and Executive Officers as a Group (17 persons)	800,970	(3)	178,513	17,356	996,839	0.85%

*	Represents less than 1% of the shares outstanding.
(1)	Includes 32,115 performance shares based on returns on capital employed (based on target performance) (“ROCE”) and 54,672 market stock units (based on target performance), each scheduled to vest within 60 days of the filing of this joint proxy/prospectus.
(2)	Includes 3,680 performance shares based on ROCE and 6,265 market stock units (based on target performance), each scheduled to vest within 60 days of the filing of this joint proxy/prospectus.
(3)	Includes 1,526 shares of restricted stock scheduled to vest within 60 days of the filing of this joint proxy/prospectus.

Security Ownership of Other Beneficial Owners

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
The Vanguard Group (2) 100 Vanguard Blvd. Malvern, PA 19355	12,092,462	10.3%

BlackRock, Inc. (3) 55 East 52nd Street New York, NY 10055	8,849,154	7.6%

State Street Corporation (4) State Street Financial Center One Lincoln Street Boston, MA 02111	8,454,377	7.2%

Steven A. Cohen et al. (5) 72 Cummings Point Road Stamford, CT 06902	6,598,110	5.6%

(1)	Calculation based upon 116,877,331 outstanding shares of Tesoro common stock.
(2)	Information based solely on Schedule 13G/A filed by the stockholder with the SEC on June 9, 2016, which reflects ownership by The Vanguard Group. As reported on a Schedule 13G/A filed on June 9, 2016, The Vanguard Group has sole voting power with respect to 232,339 shares, shared voting power with respect to 24,539 shares, sole dispositive power with respect to 11,831,520 shares and shared dispositive power with respect to 260,942 shares.
(3)	Information based solely on Schedule 13G/A filed by the stockholder with the SEC on January 27, 2017, which reflects ownership by BlackRock, Inc. as a parent holding company. As reported on a Schedule 13G/A filed on January 27, 2017, BlackRock, Inc. has sole voting power with respect to 7,396,403 shares and sole dispositive power with respect to 8,849,154 shares.
(4)	Information based solely on Schedule 13G filed by the stockholder with the SEC on February 16, 2016, which reflects ownership by State Street Corporation. As reported on a Schedule 13G filed on February 16, 2016, State Street Corporation has shared voting power with respect to 8,454,377 shares and shared dispositive power with respect to 8,454,377 shares.
(5)	Information based solely on Schedule 13G filed by Point72 Asset Management, L.P., Point72 Capital Advisors Inc., Cubist Systematic Strategies, LLC and Steven A. Cohen on January 20, 2017, which reflects ownership by Point72 Asset Management, L.P., Point72 Capital Advisors Inc., Cubist Systematic Strategies, LLC and Steven A. Cohen. As reported on such Schedule 13G (i) Point72 Asset Management and Point72 Capital Advisors Inc., both of which are controlled by Steven A. Cohen, each have shared voting power with respect to 6,596,547 of such 6,598,110 shares and shared dispositive power with respect to 6,596,547 of such 6,598,110 shares, (ii) Cubist Systematic Strategies, LLC, which is controlled by Steven A. Cohen, has shared voting power with respect to 1,563 of such 6,598,110 shares and shared dispositive power with respect to 1,563 of such 6,598,110 shares and (iii) Steven A. Cohen has shared voting power and shared dispositive power over all such 6,598,110 shares.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF WESTERN REFINING

To Western Refining’s knowledge, the following table sets forth certain information regarding the beneficial ownership of Western Refining common stock as of the close of business on February 1, 2017 (except as noted in the footnotes below) and with respect to: each person known by Western Refining to beneficially own 5% or more of the outstanding shares of Western Refining common stock; each member of the Western Refining board; each named executive officer; and the members of the Western Refining board and Western Refining’s executive officers as a group.

Western Refining has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, Western Refining believes, based on the information furnished to Western Refining, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Western Refining common stock that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on 108,882,705 shares of Western Refining common stock outstanding as of, and additional shares of Western Refining common stock that would be issued upon vesting of restricted share unit awards held by directors or executive officers within 60 days of, February 1, 2017.

Security Ownership of Directors and Executive Officers

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 212 North Clark Drive, El Paso, Texas 79905.

COMMON STOCK

Name of Beneficial Owner	Total Shares Beneficially Owned		Percent of Class
Lowry Barfield	67,772	(1)	0.1%
Jeffrey S. Beyersdorfer	81,401	(2)	0.1%
Sigmund L. Cornelius	25,256		0.0%
Gary R. Dalke	61,345	(3)	0.1%
Karen B. Davis	6,428		0.0%
L. Frederick Francis	82,901		0.1%
Paul L. Foster	19,564,047		18.0%
Robert J. Hassler	20,000		0.0%
Brian J. Hogan	85,887		0.1%
William Jewell	110,398	(4)	0.1%
David L. Lamp	173,769		0.2%
Mark J. Smith	73,051	(5)	0.0%
Jeff A. Stevens	3,626,893	(6)	3.3%
Scott D. Weaver	1,307,229		1.2%
All Directors and Executive Officers as a Group (14 persons)	25,286,377		23.2%

(1)	Includes 22,898 shares restricted share unit awards scheduled to vest within 60 days of February 1, 2017.
(2)	Includes 17,541 shares restricted share unit awards scheduled to vest within 60 days of February 1, 2017.
(3)	Includes 25,694 shares restricted share unit awards scheduled to vest within 60 days of February 1, 2017.
(4)	Includes 14,977 shares restricted share unit awards scheduled to vest within 60 days of February 1, 2017.
(5)	Includes 32,750 shares restricted share unit awards scheduled to vest within 60 days of February 1, 2017.
(6)	Includes 70,437 shares restricted share unit awards scheduled to vest within 60 days of February 1, 2017.

Security Ownership of Other Beneficial Owners

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Franklin Mountain Investments Limited Partnership	16,129,581	14.9%

BlackRock, Inc. (2) 55 East 52nd Street New York, NY 10055	8,236,752	7.6%

The Vanguard Group (3) 100 Vanguard Blvd. Malvern, PA 19355	7,084,077	6.5%

Van Eck Associates Corporation (4) 335 Madison Ave., 19th Floor, New York, NY 10017	5,518,600	5.1%

(1)	Calculation based upon 108,698,408 outstanding shares of Western Refining common stock.
(2)	Information based solely on Schedule 13G/A filed by the stockholder with the SEC on January 27, 2017, which reflects ownership by BlackRock, Inc. As reported on a Schedule 13G/A filed on January 27, 2017, BlackRock, Inc. has sole voting power with respect to 8,023,843 shares and sole dispositive power with respect to 8,236,752 shares.
(3)	Information based solely on Schedule 13G filed by the stockholder with the SEC on February 11, 2016, which reflects ownership by The Vanguard Group. As reported on a Schedule 13G filed on February 11, 2016, The Vanguard Group has sole voting power with respect to 155,640 shares, shared voting power with respect to 4,000 shares, sole dispositive power with respect to 6,929,037 shares and shared dispositive power with respect to 155,040 shares.
(4)	Information based solely on Schedule 13G filed by the stockholder with the SEC on February 14, 2012, which reflects ownership by Van Eck Associates Corporation. As reported on a Schedule 13G filed on February 14, 2012, Van Eck Associates Corporation has sole voting power with respect to 5,518,600 shares and sole dispositive power with respect to 5,518,600 shares, and shared voting and dispositive power with respect to none of the shares.

VALIDITY OF COMMON STOCK

The validity of the shares of Tesoro common stock offered hereby will be passed upon for Tesoro by Sullivan & Cromwell LLP.

TAX OPINION

Certain U.S. federal income tax consequences of the transaction will be passed upon for Western Refining by Davis Polk & Wardwell LLP.

EXPERTS

Tesoro

The consolidated financial statements of Tesoro incorporated in this joint proxy statement/prospectus by reference to Tesoro’s Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of Tesoro’s internal control over financial reporting as of December 31, 2015, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Western Refining

The consolidated financial statements, incorporated in this joint proxy statement/prospectus by reference to Western Refining, Inc. and subsidiaries’ Current Report on Form 8-K dated December 8, 2016, and the effectiveness of Western Refining Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

HOUSEHOLDING OF PROXY MATERIALS

Tesoro Householding

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Tesoro stock but who share the same address, Tesoro has adopted a procedure approved by the SEC called “householding.” Under this procedure, certain stockholders of record who have the same address and last name will receive only one copy of this joint proxy statement/prospectus until such time as one or more of these stockholders notifies Tesoro that they want to receive separate copies. In addition, the broker, bank or other nominee for any stockholder who is a beneficial owner of Tesoro stock may deliver only one copy of this joint proxy statement/prospectus to multiple stockholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the Tesoro stockholders. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If, now or in the future, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus or other proxy materials, please notify Tesoro by calling Tesoro’s Investor Relations Department at 1-800-837-6768 or by sending a written request to Tesoro’s Corporate Secretary at the applicable address listed on page [●], and Tesoro will promptly deliver a separate copy of these materials. Record owners who are receiving multiple copies and wish to receive only one, please call Tesoro’s Investor Relations Department at the number listed above or send a written request to Tesoro’s Corporate Secretary at the applicable address listed on page [●].

Western Refining Householding

Western Refining has not elected to institute householding.

WHERE YOU CAN FIND MORE INFORMATION

Both Tesoro and Western Refining file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. You may read and copy any materials that either Tesoro or Western Refining files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for further information on the Public Reference Room. In addition, Tesoro and Western Refining file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain many of these documents, free of charge, from Tesoro at http://tsocorp.com/ under the “Investors” link and then under the heading “Financial Information” or from Western Refining by accessing Western Refining’s website at http://www.wnr.com under the “Investors” link, then the “Western Refining Investor Relations” link and then under the heading “Financial Information.”

Tesoro has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to or incorporated by reference into the registration statement. These documents contain important information about the companies and their financial condition.

The SEC allows Tesoro and Western Refining to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document or by more recent information incorporated by reference into this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by Tesoro:

•	Annual Report on Form 10-K for the year ended December 31, 2015 (filed with the SEC on February 25, 2016);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 (filed with the SEC on May 5, 2016), June 30, 2016 (filed with the SEC on August 4, 2016) and September 30, 2016 (filed with the SEC on November 2, 2016);

•	Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders on May 3, 2016 (filed with the SEC on March 22, 2016);

•	Current Reports on Form 8-K filed with the SEC on February 3, 2016 (excluding Item 7.01), May 17, 2016, July 7, 2016 (excluding Item 7.01), August 24, 2016, September 19, 2016, September 22, 2016 (excluding Item 7.01), October 3, 2016, October 25, 2016, November 14, 2016, November 18, 2016, November 21, 2016 (excluding Item 7.01), December 2, 2016, December 13, 2016, December 16, 2016, December 22, 2016, January 12, 2017 and February 6, 2017;

•	Current Reports on Form 8-K/A filed with the SEC on February 25, 2016 and March 7, 2016;

•	The description of Tesoro’s common stock under the caption “Description of Capital Stock—Common Stock” in the Registration Statement on Form S-3ASR filed with the SEC on December 18, 2008, including any amendment or report filed for the purpose of updating that description.

•	Restated Certificate of Incorporation of Tesoro, dated as of August 10, 2012 (filed with the SEC as Exhibit 3.1 to Tesoro’s Registration Statement on Form S-3ASR filed on September 13, 2012); and

•	Amended and Restated Bylaws of Tesoro, effective November 1, 2016 (filed with the SEC as Exhibit 3.1 to Tesoro’s Current Report on Form 8-K filed with the SEC on October 25, 2016).

This document also incorporates by reference the following documents that have previously been filed with the SEC by Western Refining:

•	Annual Report on Form 10-K for the year ended December 31, 2015 (filed with the SEC on February 29, 2016); except for Items 1, 7, 7A and 8, as updated, on Current Report on Form 8-K dated December 8, 2016 (and filed on December 9, 2016);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 (filed with the SEC on May 5, 2016), June 30, 2016 (filed with the SEC on August 4, 2016) and September 30, 2016 (filed with the SEC on November 3, 2016), except for Items 1 and 7, as updated, on Current Report on Form 8-K dated December 8, 2016 (and filed on December 9, 2016);

•	Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders on June 17, 2016 (filed with the SEC on April 22, 2016);

•	Current Reports on Form 8-K filed with the SEC on January 6, 2016, March 30, 2016, April 8, 2016, May 23, 2016, June 2, 2016, June 3, 2016, June 20, 2016, June 22, 2016, June 29, 2016, July 15, 2016, September 7, 2016 (excluding Item 7.01), September 20, 2016 (excluding Item 7.01), October 13, 2016, November 17, 2016, December 9, 2016, January 4, 2017, January 12, 2017 and February 6, 2017;

•	Certificate of Incorporation of Western Refining, dated August 4, 2014 (filed with the SEC as Exhibit 3.1 to Western Refining’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014); and

•	Amended and Restated Bylaws of Western Refining, dated March 24, 2016 (filed with the SEC as Exhibit 3.1 to Western Refining’s Current Report on Form 8-K filed with the SEC on March 30, 2016).

In addition, Tesoro and Western Refining are incorporating by reference (i) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement on Form S-4 filed by Tesoro on December 14, 2016, and prior to the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and (ii) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the respective special meetings of the Tesoro stockholders and the Western Refining stockholders, provided, however, that Tesoro and Western Refining are not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or certain other information concerning Tesoro or Western Refining, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below.

For Tesoro Stockholders:	For Western Refining Stockholders:
Tesoro Corporation 19100 Ridgewood Parkway, San Antonio, TX 78259 Attention: Investor Relations 1-800-837-6768 irelations@tsocorp.com	Western Refining, Inc. 212 North Clark Drive El Paso, Texas 79905 Attention: Investor Relations 1-602-286-1530 Jeff.Beyersdorfer@wnr.com

To obtain timely delivery of these documents before Tesoro’s special meeting of stockholders, Tesoro stockholders must request the information no later than [●].

To obtain timely delivery of these documents before Western Refining’s special meeting of stockholders, Western Refining stockholders must request the information no later than [●].

Neither Tesoro nor Western Refining has authorized anyone to give any information or make any representation about the merger or its companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Annex A

EXECUTION VERSION

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

Among

WESTERN REFINING, INC.,

TESORO CORPORATION,

TAHOE MERGER SUB 1, INC.

and

TAHOE MERGER SUB 2, LLC

Dated as of November 16, 2016

Annex A	Defined Terms	A-76
Exhibit 1	Form of Certificate of Incorporation	A-80

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (as the same may be amended from time to time in accordance with its terms, hereinafter called this “Agreement”), dated as of November 16, 2016, is by and among Western Refining, Inc., a Delaware corporation (the “Company”), Tesoro Corporation, a Delaware corporation (“Parent”), Tahoe Merger Sub 1, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub 1,”) and Tahoe Merger Sub 2, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub 2,” and together with Merger Sub 1, the “Merger Subs”).

RECITALS

WHEREAS, (i) the respective boards of directors of each of the Merger Subs and the Company have approved and declared advisable this Agreement and the merger of Merger Sub 1 with and into the Company, with the Company being the surviving entity (the “First Merger” and, if a Second Merger Election is not made pursuant to Section 6.6(b), the “Merger”) and in the event that a Second Merger Election is made, the merger of the surviving entity of the First Merger with and into Merger Sub 2, with Merger Sub 2 being the surviving entity of such second merger (the “Second Merger,” and, if a Second Merger Election is made pursuant to Section 6.6(b), collectively with the First Merger, the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and (ii) the board of directors of Parent has approved this Agreement and the Merger and the issuance of Parent Shares (as defined below) in the Merger upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, it is intended that, for federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s and the Merger Subs’ willingness to enter into this Agreement, each of (i) Paul L. Foster and Franklin Mountain Investments, LP (collectively, the “Chairman”), (ii) Jeff A. Stevens (the “Company CEO”) and (iii) Scott D. Weaver (together with each of the Chairman and the Company CEO, the “Founders”) are entering into separate voting and support agreements with Parent (each, a “Voting Agreement”), pursuant to which, among other things, each Founder, has agreed to vote all of the Company Shares beneficially owned by such Founder in favor of the adoption of this Agreement subject to the terms and conditions of such Voting Agreement; and

WHEREAS, the Company, Parent and the Merger Subs desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Times

1.1. The First Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), at the Effective Time (as defined in Section 1.4), Merger Sub 1 shall be merged with and into the Company and the separate corporate existence of Merger Sub 1 shall thereupon cease. The Company shall be the surviving corporation in the First Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the First Merger, except as set forth in Article II. The First Merger shall have the effects specified in this Agreement and by the DGCL.

1.2. The Second Merger. If a Second Merger Election is made pursuant to Section 6.6(b), then, upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (the “LLC Act”), at the Second Merger Effective Time, the Surviving Corporation shall be merged with and into Merger Sub 2 and the separate corporate existence of the Surviving Corporation shall thereupon cease. Merger Sub 2 shall be the surviving company in the Second Merger (sometimes hereinafter referred to as the “Surviving Company”), and the separate corporate existence of the Surviving Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Second Merger, except as set forth in Article II. The Second Merger shall have the effects specified in this Agreement and by the DGCL and the LLC Act.

1.3. Closing.

(a) Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 9:00 A.M. (Eastern Time) on the fifth business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived by the party entitled to the benefit thereof in accordance with this Agreement. For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time), other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York. Notwithstanding the foregoing, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the fulfillment or waiver of those conditions), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) any business day during or before the expiration of the Marketing Period as may be specified by Parent on no fewer than three business days’ prior written notice to the Company and (b) three business days after the final day of the Marketing Period, unless another date is agreed to in writing by Parent and the Company. For purposes of this Agreement, “Marketing Period” means the first period of 15 consecutive business days commencing on the first business day following January 15, 2017 on which Parent shall have the Required Information and such Required Information is Compliant; it being understood and agreed that when the Company in good faith reasonably believes that it has delivered the Required Information, it shall deliver to Parent a written notice to that effect (stating when the Company believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in such notice, unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information and, within three consecutive business days after receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered); provided that, for purposes of determining the Marketing Period, such period shall exclude May 26, 2017 and July 3, 2017 and July 5, 2017 and such period shall end on or prior to August 18, 2017, and if such period has not ended on or prior to such date, then such period shall begin on or after September 5, 2017. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, at any time during such 15 consecutive business day period, (x) the applicable independent registered accounting firm for the Company shall have withdrawn its authorization letter or audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence until the time at which, as applicable, a new authorization letter or unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by the Company’s independent registered accounting firm or another independent registered accounting firm acceptable to Parent, (y) the Company or its auditors issues a public statement indicating its intent to restate any financial statements or material financial information included in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or it has been concluded that no restatement shall be required or (z) the Company shall have announced that it has entered into any transaction described in Items 1 and 2 set forth in Section 6.1(a)(iii) of the Company Disclosure Letter, in which case the Marketing Period shall be deemed to have commenced on the first business day following such announcement.

(b) “Compliant” means, with respect to the Required Information, without giving effect to any supplements or updates, (i) no audit opinion with respect to any financial statements contained in the Required Information shall have been withdrawn, amended or qualified and (ii)(A) the financial statements and other financial information included in such Required Information that have been prepared by the Company are, and remain throughout the Marketing Period, sufficient to permit the Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters with respect to such financial information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year and fiscal quarter for which historical financial statements are included) on any date during the Marketing Period and (B) the auditors that have reviewed or audited such financial information have delivered drafts of customary comfort letters, including customary negative assurance comfort, and such auditors have confirmed they are prepared to issue such comfort letters upon any pricing date and the closing relating to the Financing occurring during the Marketing Period.

(c) For the avoidance of doubt, and notwithstanding anything else contained herein, the requirements set forth in Section 1.3(b)(ii) shall not, under any circumstances, require the auditors to address or opine on, or provide comfort or negative assurance comfort with respect to, the preliminary financial information included in any Recent Developments Section in their comfort letter or negative assurance letter.

1.4. Effective Times.

(a) At or promptly following the Closing on the Closing Date, the Company and Parent will cause a Certificate of Merger (the “Delaware Certificate of First Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL, and make any other filings, recordings or publications required to be made by the Company or Merger Sub 1 under the DGCL. The First Merger shall become effective at the time when the Delaware Certificate of First Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by the parties in writing and specified in the Delaware Certificate of First Merger (the “Effective Time”).

(b) If a Second Merger Election is made pursuant to Section 6.6(b) in connection with the Closing, then, immediately following the Effective Time, the Surviving Corporation and Parent will cause a Certificate of Merger (the “Delaware Certificate of Second Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 264 of the DGCL and Section 18-209 of the LLC Act, and make any other filings, recordings or publications required to be made by the Surviving Corporation or Merger Sub 2 under the DGCL or LLC Act. The Second Merger shall become effective at the time when the Delaware Certificate of Second Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by the parties in writing and specified in the Delaware Certificate of Second Merger (the “Second Merger Effective Time”).

(c) At the Second Merger Effective Time (i) each share of the Surviving Corporation common stock outstanding immediately prior to the Second Merger Effective Time shall be cancelled, and no consideration shall be paid with respect thereto, and (ii) the limited liability company interests of Merger Sub 2 outstanding immediately prior to the Second Merger Effective Time shall remain outstanding and shall constitute the only outstanding limited liability company interests of the Surviving Company.

1.5. Tax Consequences. The parties hereto intend that, for federal income tax purposes, (a) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (b) this Agreement, including any amendments thereto, be, and is hereby adopted as, a “plan of reorganization” involving the Merger for purposes of Section 354 and Section 361 of the Code.

ARTICLE II

Organizational Documents

of the Surviving Corporation and the Surviving Company

2.1. The Certificate of Incorporation. The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth in Exhibit 1 (the “Charter”), until thereafter amended as provided therein or by applicable Law.

2.2. The By-Laws. The parties hereto shall take all actions necessary so that the by-laws of Merger Sub 1 in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable Law.

2.3. The Certificate of Formation and Limited Liability Company Agreement of the Surviving Company. In the event that a Second Merger Election is made, the certificate of formation and limited liability company agreement of Merger Sub 2 in effect immediately prior to the Second Merger Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Company from and after the Second Merger Effective Time until thereafter amended as provided therein or by applicable Law.

ARTICLE III

Directors, Managers and Officers

of the Surviving Corporation and the Surviving Company

3.1. Directors. The parties hereto shall take all actions necessary so that the board of directors of Merger Sub 1 at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

3.2. Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly appointed or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

3.3. Managers and Officers of the Surviving Company. Parent shall take all actions necessary so that from and after the Second Merger Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the managers of Merger Sub 2 immediately prior to the Second Merger Effective Time shall be the managers of the Surviving Company and (ii) the officers of the Surviving Corporation immediately prior to the Second Merger Effective Time shall be the officers of the Surviving Company.

ARTICLE IV

Effect of the First Merger on Capital Stock;

Exchange of Certificates

4.1. Effect on Capital Stock. At the Effective Time, as a result of the First Merger and without any action on the part of the holder of any capital stock of the Company or on the part of the sole stockholder of Merger Sub 1:

(a) Per Share Merger Consideration. Subject to the allocation and election procedures in Section 4.2(b), each share of the common stock, par value $0.01 per share, of the Company (each a “Company Share”, and collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Company Shares owned by Parent, Merger Sub 1, Merger Sub 2 or any other direct or indirect wholly-owned Subsidiary of Parent and Company Shares owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company, and in each case not held on behalf of third parties (each Company Share referred to in this parenthetical, an “Excluded Company Share” and collectively, “Excluded Company Shares”)) shall be converted into, and become exchangeable for, either (i) $37.30 in cash (the “Cash Consideration”) or (ii) 0.4350 (the “Exchange Ratio”) of a share (the “Stock Consideration” and the applicable of the Stock Consideration and the Cash Consideration, the “Per Share Merger Consideration”) of common stock, par value $0.16 2⁄3 per share, of Parent (each, a “Parent Share” and collectively, the “Parent Shares”), in the case of each of clause (i) and clause (ii), without interest. At the Effective Time, all of the Company Shares (other than Excluded Company Shares) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Company Shares, and each non-certificated Company Share represented by book entry (each, a “Book Entry Company Share”), (other than in each case those representing Excluded Company Shares) shall thereafter represent only the right to receive, without interest, the Per Share Merger Consideration and (with respect to the Stock Consideration) the right, if any, to receive (A) pursuant to Section 4.2(e) cash in lieu of fractional shares into which such Company Shares have been converted pursuant to this Section 4.1(a) and (B) any distribution or dividend pursuant to Section 4.2(c).

(b) Cancellation of Company Shares. Each Company Share that is an Excluded Company Share shall be cancelled and shall cease to exist, with no consideration paid in exchange therefor.

(c) Treatment of Merger Sub 1 Shares. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub 1 issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2. Allocation of Per Share Merger Consideration; Election Procedures.

(a) Allocation. Notwithstanding anything in this Agreement to the contrary, the maximum number of Company Shares (the “Cash Election Number”) to be converted into the right to receive Cash Consideration in the First Merger shall be equal to 10,843,042 Company Shares less (ii) the number of Company Shares to be cancelled in accordance with Section 4.1(b). The number of Company Shares to be converted into the right to receive Stock Consideration in the First Merger (the “Stock Election Number”) shall be equal to the number of Company Shares issued and outstanding immediately prior to the Effective Time (excluding for the avoidance of doubt the number of Company Shares represented by the Company RSUs, the Company PUAs and Company Other Awards that are outstanding immediately prior to the Effective Time, all of which shall be treated solely as provided in Section 4.5) less the sum of (i) the number of Company Shares in respect of which Cash Elections have been made (or, if less, the Cash Election Number) and (ii) the number of Company Shares to be cancelled in accordance with Section 4.1(b).

(b) Election Procedures.

(i) Exchange Agent. Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Company Shares, (i) at the Effective Time, certificates, or at Parent’s option, evidence of non-certificated Parent Shares in book-entry form (“Book Entry Parent Shares”), constituting at least the amounts necessary for the Stock Consideration, (ii) at the Effective Time, cash in immediately available funds constituting at least the amounts necessary for the Cash Consideration, and (iii) as necessary from time to time after the Effective Time, if applicable, any cash and dividends or other distributions with respect to the Parent Shares to be issued or to be paid pursuant to Section 4.2(c), in exchange for Company Shares outstanding immediately prior to the Effective Time, deliverable upon due surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(g)) or Book Entry Company Shares pursuant to the provisions of this Article IV (such cash, certificates for Parent Shares and evidence of Book Entry Parent Shares, together with the amount of any dividends or other distributions payable pursuant to this Article IV with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest the cash available in the Exchange Fund as directed by Parent; provided that such investments shall be in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate cash portion of the Cash Consideration as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Parent. The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Certificates and Book Entry Company Shares and shall obtain no rights or interests in the shares represented thereby.

(ii) Types of Election. Subject to allocation and proration in accordance with the provisions of this Section 4.2, each record holder of Company Shares (other than (1) any Company Shares represented by the Company RSUs, the Company PUAs and Company Other Awards that are outstanding immediately prior to the Effective Time, all of which shall be treated solely as provided in Section 4.5 and (2) Excluded Company Shares) issued and outstanding immediately prior to the Election Deadline (as defined below) shall be entitled to elect to receive in respect of each such Company Share held by such record holder (A) Cash Consideration (a “Cash Election”) or (B) Stock Consideration (a “Stock Election”). Company Shares in respect of which no Cash Election or Stock Election has been affirmatively made and not revoked shall be deemed to be Company Shares in respect of which Stock Elections have been made.

(iii) Form of Election and Election Deadline. (A) Elections pursuant to Section 4.2(b)(ii) shall be made on a form (a “Form of Election”) to be provided by the Exchange Agent for that purpose to holders of record of Company Shares (other than (1) any Company Shares represented by the Company RSUs, the Company PUAs and Company Other Awards that are outstanding immediately prior to the Effective Time, all of which shall be treated solely as provided in Section 4.5 and (2) Excluded Company Shares), together with appropriate transmittal materials. Elections shall be made by mailing to the Exchange Agent a duly completed Form of Election. To be effective, a Form of Election must be (x) properly completed, signed and submitted to the Exchange Agent at its designated office, by 5:00 P.M. (Eastern Time) on the business day that is two trading days prior to the Closing Date (which date shall be publicly announced by Parent at least four business days prior to the anticipated Closing Date) or such other date and time as Parent may publicly announce with the consent of the Company (the applicable of such date and times described in this clause (x), the “Election Deadline”) and (y) (except with respect to Book Entry Company Shares, in respect of which such other customary evidence as determined by the Exchange Agent shall be provided in lieu of Certificates) accompanied by the Certificate(s) representing the Company Shares as to which the election is being made (or by an appropriate guarantee of delivery of such Certificate(s) by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, provided that such Certificates are in fact delivered to the Exchange Agent within three trading days after the date of execution of such guarantee of delivery), together with a duly completed letter of transmittal. The Company shall use its best efforts to make a Form of Election (and where applicable, appropriate transmittal materials) available to all Persons who become holders of record of Company Shares (other than (1) any Company Shares represented by the Company RSUs, the Company PUAs and Company Other Awards that are outstanding immediately prior to the Effective Time, all of which shall be treated solely as provided in Section 4.5 and (2) Excluded Company Shares) between the date the Forms of Election are mailed and the Election Deadline. Parent shall determine, in its reasonable discretion, which discretion and authority it may delegate in whole or in part to the Exchange Agent, whether Forms of Election (and where applicable, appropriate transmittal materials) have been properly completed, signed and submitted or revoked. The decision of Parent (or the Exchange Agent, as the case may be) in such matters shall be conclusive and binding. A holder of Company Shares that does not submit an effective Form of Election prior to the Election Deadline shall be deemed to have made a Stock Election.

(iv) Revocation of Election. An election may be revoked, but only by written notice received by the Exchange Agent prior to the Election Deadline. Any Certificate(s) representing Company Shares that have been submitted to the Exchange Agent in connection with an election shall be returned without charge to the holder thereof in the event such election is revoked as aforesaid and such holder requests in writing the return of such Certificate(s) or Book Entry Company Shares. Upon any such revocation, unless a duly completed Form of Election is thereafter submitted prior to the Election Deadline in accordance with Section 4.2(b)(ii) and Section 4.2(b)(iii), such Company Shares shall be Stock Election Shares. In the event that this Agreement is terminated in accordance with Article VIII and any Company Shares have been transmitted to the Exchange Agent pursuant to the provisions of this Agreement, such Company Shares shall promptly be returned without charge to the Person submitting the same.

(v) Proration for Oversubscription of Cash Election. In the event that the aggregate number of Company Shares in respect of which Cash Elections have been made (collectively, the “Cash Election Shares”) exceeds the Cash Election Number, all Company Shares in respect of which Stock Elections have been made, or deemed by Parent in its reasonable discretion to have been made, pursuant to this Section 4.2 (the “Stock Election Shares”) shall be converted into the right to receive Stock Consideration, and all Cash Election Shares shall be converted into the right to receive Stock Consideration or Cash Consideration in the following manner:

(A) the Cash Election Shares held by each record holder of Company Shares shall be deemed converted to Stock Election Shares, on a pro-rata basis based on the ratio that the number of Cash Election Shares held by such holder bears to the total number of Company Shares in respect of which Cash Elections have been made, such that the aggregate number of Cash Election Shares so deemed converted, when added to the other Stock Election Shares, shall equal as closely as practicable the Stock Election Number (rounding the number of Cash Election Shares of a holder that are to remain Cash Election Shares downward where needed), and all such Cash Election Shares so deemed converted (“Deemed Converted Cash Election Shares”) shall be converted into the right to receive Stock Consideration (and cash in lieu of fractional Parent Shares pursuant to Section 4.2(e)). For example, and by way of illustration only, if the aggregate number of Company Shares in respect of which Cash Elections had been made were three times the Cash Election Number, each record holder of Company Shares holding Cash Election Shares would receive, in respect of the Company Shares for which he had made a Cash Election, Cash Consideration for approximately one-third of such Company Shares and Stock Consideration for approximately two-thirds of such Company Shares; and

(B) any remaining Cash Election Shares shall be converted into the right to receive Cash Consideration.

For the avoidance of doubt, in the circumstances where this Section 4.2(b)(v) is applicable, each record holder of Cash Election Shares shall to the extent reasonably possible receive the same proportion of Cash Consideration, and the same proportion of Stock Consideration, with respect to their aggregate Cash Election Shares and Deemed Converted Cash Election Shares as each other record holder of Cash Election Shares receives in respect of their aggregate Cash Election Shares and Deemed Converted Cash Election Shares.

(vi) Default Allocation. In the event that clause (v) of this Section 4.2(b) is not applicable, (A) all Cash Election Shares shall be converted into the right to receive Cash Consideration, and (B) all Stock Election Shares and Company Shares in respect of which Stock Elections are deemed by Parent in its reasonable discretion to have been made pursuant to this Section 4.2 shall be converted into the right to receive Stock Consideration (and cash in lieu of fractional Parent Shares pursuant to Section 4.2(e)).

(vii) The Exchange Agent, in consultation with Parent, shall make all computations to give effect to this Section 4.2.

(c) Distributions with Respect to Unexchanged Company Shares; Voting. All Parent Shares to be issued pursuant to the First Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of Parent Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Stock Consideration issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Shares shall be paid to any holder of any unsurrendered Certificate or Book Entry Company Share until such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 4.2(g)) or Book Entry Company Share is surrendered for exchange in accordance with this Article IV. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 4.2(g)) or Book Entry Company Share that has been converted into the right to receive the Stock Consideration, there shall be issued and/or paid to the holder of the certificates representing whole Parent Shares (or as applicable, Book Entry Parent Shares) issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole Parent Shares and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole Parent Shares with a record date after the Effective Time but with a payment date subsequent to surrender. No holder of Certificates or Book Entry Company Shares that have been converted into the right to receive Cash Consideration shall be entitled to receive any amount pursuant to this Section 4.2(c) in respect of such Certificates or Book Entry Company Shares.

(d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book Entry Company Share is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the aggregate Per Share Merger Consideration (and to the extent applicable, cash in lieu of fractional shares pursuant to Section 4.2(e) and/or any dividends or other distributions pursuant to Section 4.2(c)) to which the holder thereof is entitled pursuant to this Article IV.

(e) Fractional Company Shares. Notwithstanding any other provision of this Agreement, no fractional Parent Shares will be issued and any holder of Company Shares entitled to receive a fractional Parent Share but for this Section 4.2(e) shall be entitled to receive a cash payment in lieu thereof, without interest, which payment shall be calculated by the Exchange Agent and shall be an amount equal to the product of (i) the average of the closing prices per Parent Share on the New York Stock Exchange (the “NYSE”), as reported in the Wall Street Journal (or if not reported thereby, as reported in another authoritative source), for the five full trading days ending on the second business day immediately preceding the date on which the Effective Time occurs multiplied by (ii) the fraction of a Parent Share (after taking into account all Company Shares held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) to which such holder would otherwise be entitled. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional Parent Shares. No holder of Certificates or Book Entry Company Shares that have been converted into the right to receive Cash Consideration shall be entitled to receive any amount pursuant to this Section 4.2(e) in respect of such Certificates or Book Entry Company Shares.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any Parent Shares) that remains unclaimed by the stockholders of the Company for 180 days after the Effective Time shall be delivered to Parent. Any holder of Company Shares (other than Excluded Company Shares) who has not theretofore complied with this Article IV shall thereafter look only to Parent for delivery of any Per Share Merger Consideration (and to the extent applicable, cash in lieu of fractional shares pursuant to Section 4.2(e) and/or any dividends or other distributions pursuant to Section 4.2(c)), payable and/or issuable pursuant to Section 4.1 and Section 4.2 upon due surrender of their Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(g)) or Book Entry Company Shares, in each case, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund which remains undistributed to the holders of Company Shares immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 5.1(d)) or other entity of any kind or nature.

(g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against Parent, the Exchange Agent or any of Parent’s Subsidiaries with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable Per Share Merger Consideration, and (to the extent applicable) any cash pursuant to Section 4.2(e) or unpaid dividends or other distributions pursuant to Section 4.2(c), that would have been payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

4.3. Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Company Shares in connection with the First Merger.

4.4. Adjustments. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Company Shares or securities convertible or exchangeable into or exercisable for Company Shares or the issued and outstanding Parent Share or securities convertible or exchangeable into or exercisable for Parent Shares, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, then the Per Share Merger Consideration and the Cash Election Number shall be equitably adjusted, without duplication, to proportionally reflect such change and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration; provided that nothing in this Section 4.4 shall be construed to permit the Company to take any of the foregoing actions with respect to its securities to the extent otherwise prohibited by the terms of this Agreement.

4.5. Treatment of Stock Plans.

(a) Vested Company RSUs. At the Effective Time, each outstanding restricted stock unit under the Stock Plans (as defined in Section 5.1(b)(i)) (a “Company RSU”) that is vested as of the Effective Time (after application of any vesting acceleration provisions set forth in the terms of such Company RSU, if any) (each, a “Vested Company RSU”) shall, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Vested Company RSU to receive (without interest), as soon as reasonably practicable after the Effective Time, an amount in cash equal to (x) the number of Company Shares subject to such Vested Company RSU immediately prior to the Effective Time multiplied by (y) the Cash Consideration, less applicable Taxes required to be withheld with respect to such payment; provided, that, with respect to any Vested Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid as soon as reasonably practicable after the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the Stock Plans and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(b) Unvested Company RSUs. At the Effective Time, each outstanding Company RSU that is not vested as of the Effective Time (after application of any vesting acceleration provisions set forth in the terms of such Company RSU, if any) (each, an “Unvested Company RSU”) shall, automatically and without any action on the part of the holder thereof, cease to represent a restricted stock unit denominated in Company Shares and shall be converted into a restricted stock unit denominated in Parent Shares (a “Parent RSU”). The number of shares of

Parent Shares subject to each such Parent RSU shall be equal to the product (rounded down to the nearest whole number) of (x) the number of Company Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Exchange Ratio. Except as specifically provided in this Section 4.5(b), following the Effective Time, each such Parent RSU shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Company RSU immediately prior to the Effective Time.

(c) Company PUAs. At the Effective Time, each outstanding performance unit award (a “Company PUA”) under the Stock Plans, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, remain a performance unit award denominated in the same cash value as the Company PUA, except that any references in such Company PUA to Company Shares shall be to Parent Shares (a “Parent PUA”). Except as specifically provided above, following the Effective Time, each such Parent PUA shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Company PUA immediately prior to the Effective Time, provided that the performance metrics shall be adjusted by the Company with the approval of Parent to reflect the First Merger.

(d) Company Awards. At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Company Shares or benefits measured by the value of Company Shares, and each award of any kind consisting of Company Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Stock Plans and any other Company Benefit Plans (as defined in Section 5.1(h)(i)), other than Company RSUs and Company PUAs (the “Company Other Awards”), shall, automatically and without any action on the part of the holder thereof, be deemed to be converted into the right to acquire or receive benefits measured by the value of (as the case may be) the number of Parent Shares equal to the product (rounded down to the nearest whole number) of (x) the number of Company Shares subject to such Company Other Award immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, and to the extent such Company Other Award provides for payments to the extent the value of the Company Shares exceeds a specified reference price, at a reference price per share (rounded to the nearest whole cent) equal to (A) the reference price per Company Share immediately prior to the Effective Time divided by (B) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such right shall otherwise be subject to the same terms and conditions (including, as applicable, vesting and exercisability terms) as were applicable to the rights under the relevant Stock Plan or other Company Benefit Plan immediately prior to the Effective Time; provided that any applicable performance metrics shall be adjusted by the Company with the approval of Parent to reflect the First Merger.

(e) Registration. If registration of any interests in the Stock Plans or other Company Benefit Plans or the Parent Shares issuable thereunder is required under the Securities Act of 1933, as amended (the “Securities Act”), Parent shall file with the Securities and Exchange Commission (the “SEC”) within 10 business days after the Effective Time a registration statement on Form S-8 with respect to such interests or Parent Shares, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Stock Plans or other Company Benefit Plans, as applicable, remain in effect and such registration of interests therein or Parent Shares issuable thereunder continues to be required.

(f) ESPP. As soon as practicable following the date of this Agreement, the Company will take all actions necessary to terminate purchases under the Company Employee Stock Purchase Plan (the “ESPP”) and return contributions to participants in accordance with the terms of the ESPP.

(g) Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Section 4.5(a) through Section 4.5(d). The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Company Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards. Parent shall take all actions which are necessary for the assumption of the Company RSUs, Company PUAs and Company Other Awards (the “Company Equity Awards”) pursuant to Section 4.5(a) through Section 4.5(d) including the reservation, issuance and listing of Parent Shares as necessary to effect the transactions contemplated by this Section 4.5.

ARTICLE V

Representations and Warranties

5.1. Representations and Warranties of the Company. Except as set forth in the Company Reports or the MLP Reports (each as defined in Section 5.1(e)(i)) publicly filed with the SEC prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent, Merger Sub 1 and Merger Sub 2 that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Significant Subsidiaries is a legal entity duly organized and validly existing under the Laws (as defined in Section 5.1(i)(i)) of its respective jurisdiction of organization. Each of the Company and its Significant Subsidiaries is in good standing under the Laws of its respective jurisdiction of organization, and each other Subsidiary of the Company is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, and each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as defined below). The Company has made available to Parent complete and correct copies of the Company’s and its Significant Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. Section 5.1(a) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and its Significant Subsidiaries are organized. As used in this Agreement, the term (i) “Subsidiary” means, when used with respect to any Person, any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which (A) such Person or any of its Subsidiaries is a general partner or holds a majority of the voting interests of a partnership or (B) at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries, (ii) “Significant Subsidiary” is as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and for the avoidance of doubt shall with respect to the Company include the MLP (as defined in Section 5.1(b)(ii)) and (iii) “Company Material Adverse Effect” means a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole, excluding any effect to the extent resulting from any of the following:

(A) changes in the economy or financial markets generally in the United States or any other country or changes that are the result of acts of war, sabotage or terrorism or of natural disasters;

(B) changes that are the result of factors generally affecting the petrochemical refining or pipeline industries;

(C) (i) the (1) announcement, or (2) consummation, of the transactions contemplated by this Agreement; provided that the exception in clause (2) shall not apply to any representation or warranty contained in Section 5.1 of this Agreement if the primary purpose of such representation or warranty is from the face of such representation or warranty to address the consequences resulting from the consummation of the Merger; or (ii)

any litigation brought by or on behalf of any current or former holder of Company Shares, in its capacity as such, arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the Merger;

(D) changes in Law or in United States generally accepted accounting principles after the date of this Agreement;

(E) any failure in and of itself by the Company and its Subsidiaries to meet any estimates or projections of financial performance for any period ending on or after the date of this Agreement and prior to the Closing; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect;

(F) a decline in the price or trading volume of the Company Shares (or of the equity securities of any Company Subsidiary) on the NYSE; provided that, the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect;

(G) (1) any action taken (or omitted to be taken) at the written request of Parent or that is expressly required by this Agreement or (2) the failure to take any specific action expressly prohibited by this Agreement for which Parent declined to consent; and

(H) any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products, natural gas liquids or crack spreads, except, with respect to clauses (A), (B), (D) and (H), to the extent such change, event, circumstance or development (i) primarily relates only to (or has the effect of primarily relating only to) the Company and its Subsidiaries or (ii) disproportionately adversely affects the Company and its Subsidiaries compared to other companies of similar size operating in the petrochemical refining and pipeline industries.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 240,000,000 Company Shares and 10,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Shares”). As of the close of business on November 14, 2016, (A) 108,430,422 Company Shares were issued and outstanding (not including Company Shares held in treasury), (B) no Company Shares were held in treasury, (C) no Company Preferred Shares were issued or outstanding, (D) 658,506 Company Shares were reserved for issuance under the Company 2010 Incentive Plan, no Company Shares were reserved for issuance under the Company 2006 Long-Term Incentive Plan and 813,848 Company Shares were reserved for issuance under the Amended and Restated Northern Tier Energy LP 2012 Long Term Incentive Plan (the “Stock Plans”) and (E) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Section 5.1(b)(i) of the Company Disclosure Letter contains the Company’s best good faith estimate of the total number of outstanding Vested Company RSUs and the total number of outstanding Unvested Company RSUs, respectively, and a correct and complete list of each outstanding Company Equity Award under the Stock Plans, including the holder, date of grant, term, number of Company Shares and, where applicable, vesting schedule. Within 10 business days following the date of this Agreement, the Company will update Section 5.1(b)(i) of the Company Disclosure Letter to indicate, for each Company RSU, whether it is a Vested Company RSU or Unvested Company RSU. All outstanding Company Shares are, and all Company Shares reserved for issuance in accordance with the Stock Plans, when issued upon exercise thereof or in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (a “Lien”). Each of the outstanding shares of capital stock or other securities of each of the Company’s Significant Subsidiaries (other than the MLP) is duly authorized, validly issued, fully paid and nonassessable and, except as disclosed in Section 5.1(b)(iii) of the Company Disclosure Letter, owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of all Liens. Except as set forth above in this Section 5.1(b)(i), and for changes after the date hereof in compliance with Section 6.1(a), there are no (i) shares of capital stock or other securities of, or ownership interests in, the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of or ownership interests in the Company or any Subsidiary, (iii) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that (A) give any Person the right to purchase or acquire from the Company or any Company Subsidiary, or (B) obligate the Company or any of its Subsidiaries to issue or sell, any capital stock, securities of, or ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or securities of, or ownership interests in, the Company or any Company Subsidiary or (iv) obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock or securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or securities of, or ownership interests in, the Company or any Company Subsidiary. Neither the Company nor the MLP has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or the unitholders of the MLP on any matter.

(ii) As of the close of business on November 14, 2016, there were (A) 38,074,324 common units of Western Refining Logistics, LP (the “MLP”) issued and outstanding, of which 9,207,847 were owned directly or indirectly by the Company, (B) 22,811,000 subordinated units of the MLP issued and outstanding, all of which were owned directly or indirectly by the Company and (C) 285,155 common units of the MLP reserved for issuance under the MLP 2013 Long Term Incentive Plan. Section 5.1(b)(ii) of the Company Disclosure Letter contains a correct and complete list of each outstanding phantom unit or other award under the MLP 2013 Long Term Incentive Plan, including the type of award, holder, date of grant, term, number of units and, where applicable, vesting schedule. The sole general partner of the MLP is Western Refining Logistics GP, LLC, which is a wholly-owned subsidiary of the Company. All of the outstanding equity interests of the MLP are duly authorized and validly issued, free and clear of all Liens in accordance with the MLP’s Second Amended and Restated Agreement of Limited Partnership, dated October 30, 2015 (the “Partnership Agreement”) and are fully paid (to the extent required by the Partnership Agreement) and non-assessable. Except as set forth above in this Section 5.1(b)(ii), and for changes after the date hereof in compliance with Section 6.1(a), there are no equity interests in, or any securities convertible into or exchangeable or exercisable for any equity interests in, the MLP. Each Subsidiary of the MLP is wholly-owned by the MLP.

(iii) Section 5.1(b)(iii) of the Company Disclosure Letter sets forth each material Company Subsidiary that is not wholly-owned by the Company or another wholly-owned Subsidiary of the Company (other than the MLP). The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”).

(c) Corporate Authority; Approval and Fairness. (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the Voting Agreements and to consummate the Merger, subject only to adoption of this Agreement by the holders of a majority of the outstanding Company Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). The Requisite Company Vote is the only vote of the holders of capital stock of the Company that is necessary under applicable Law, NYSE rules, and the Company’s certificate of incorporation and bylaws to adopt, approve and authorize this Agreement. This Agreement and the Voting Agreements have been duly executed and delivered by the Company and constitute valid and binding agreements of the Company enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The board of directors of the Company has (A) unanimously determined that the First Merger is fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the Voting Agreements and the First Merger and the other transactions contemplated hereby and thereby, and resolved to recommend the adoption of this Agreement to the holders of Company Shares (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of Company Shares for their adoption and (C) received the oral opinion of its financial advisor, Barclays Capital Inc., to the effect that the Per Share Merger Consideration to be offered to the holders of Company Shares (other than Excluded Company Shares) is fair, from a financial point of view, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, to such holders. A signed copy of the written opinion of Barclays Capital Inc. rendered to the board of directors of the Company will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company. It is understood and agreed that such opinion is for the benefit of the Company’s board of directors and may not be relied upon by Parent, Merger Sub 1 or Merger Sub 2 or any other Person. The board of directors of the Company has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the Voting Agreements or the consummation of the transactions in the manner contemplated hereby or thereby.

(d) Governmental Filings; No Violations; Certain Contracts, Etc. (i) Other than the filings and/or notices (A) pursuant to Section 1.4, (B) under the HSR Act, the Exchange Act and the Securities Act, (C) required to be made with the NYSE, (D) under state securities, takeover and “blue sky” Laws and (E) (if any) required to be made with the Federal Communications Commission, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement and the Voting Agreements by the Company and the consummation of the Merger and the other transactions contemplated hereby and thereby, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement.

(ii) The execution, delivery and performance of this Agreement and the Voting Agreements by the Company do not, and the consummation of the First Merger and/or the Second Merger and the other transactions contemplated hereby and thereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the loss of any benefits under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to (1) any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, (2) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby and by the Voting Agreements) compliance with the matters referred to in Section 5.1(d)(i), any Law to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, conflict, violation, termination, default, creation, acceleration, loss or change that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement.

(e) Company Reports; Financial Statements. (i) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since December 31, 2013 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). The MLP has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “MLP Reports”). Each of the Company Reports and MLP Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will when so filed or furnished comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports or MLP Reports, as applicable. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports and the MLP Reports did not, and none of Company Reports and the MLP Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the Company and the MLP is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(ii) Each of the Company and the MLP maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company or the MLP, as applicable, is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s or the MLP’s, as applicable, filings with the SEC and other public disclosure documents. The Company and the MLP each maintain internal control over financial reporting (as defined in and meeting the requirements of Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Each of the Company and the MLP has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to its auditors and the audit committee of its board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s or the MLP’s, as applicable, ability to record, process, summarize and report financial information and has identified for the Company’s or the MLP’s, as applicable, auditors and audit committee of its board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s or the MLP’s internal control over financial reporting. The Company has made available to Parent as of the date hereof (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since December 31, 2014 and (ii) any material communication since December 31, 2014 made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports or the MLP Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports and MLP Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries (or, in the case of the consolidated balance sheets included in or incorporated by reference into the MLP Reports, of the MLP and its consolidated Subsidiaries) as of its date and each of the consolidated statements of operations, comprehensive income, changes in equity and cash flows included in or incorporated by reference into the Company Reports (or, in the case of the consolidated statements of operations, comprehensive income, changes in equity and cash flows included in or incorporated by reference into the MLP Reports, of the MLP and its consolidated Subsidiaries), including any related notes and schedules, fairly presents in all material respects, or in the case of Company Reports and MLP Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, cash flows, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries (or as applicable, the MLP and its consolidated Subsidiaries) for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(f) Absence of Certain Changes. (i) Since December 31, 2015, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practices.

(ii) Since December 31, 2015, there has not been any change in the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development of which the Company has Knowledge (as defined below) which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(iii) From December 31, 2015 through the date of this Agreement, there has not been any material change in any method of accounting or accounting practices by the Company or any of its Subsidiaries, except as required by changes in GAAP or the Exchange Act.

(iv) From December 31, 2015 through the date of this Agreement, there has not been any material increase in the compensation payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice).

(g) Litigation and Liabilities. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries which to the Knowledge of the Company would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (1) liabilities or obligations disclosed and provided for in the most recent balance sheet included in the Company Reports or in the notes to such balance sheet; (2) liabilities or obligations incurred in the ordinary course of business since September 30, 2016; (3) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (4) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. This Section 5.1(g) shall not apply to any actions, suits, claims, hearings, arbitrations, investigations or other proceedings against the Company or any of its Subsidiaries or any of their respective directors to the extent arising out of the Merger Agreement, the Merger or the other transactions contemplated by this Agreement. For purposes of this Agreement, “Knowledge” means (i) with respect to the Company, the actual knowledge after reasonable inquiry of the individuals listed in Section 5.1(g) of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge after reasonable inquiry of the individuals listed in Section 1.1 of the Parent Disclosure Letter.

(h) Employee Benefits.

(i) Section 5.1(h)(i) of the Company Disclosure Letter sets forth an accurate and complete list of each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

(ii) With respect to each material Company Benefit Plan in effect on the date hereof, the Company has made available to Parent, to the extent applicable, accurate and complete copies of the Company Benefit Plan document, including any amendments thereto, or, in the case of Company Benefit Plans for the 2016 calendar year, a summary description thereof.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) each Company Benefit Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Laws, including, ERISA and the Code, (B) all contributions or other amounts payable by the Company or a Company Subsidiary with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting principles, (C) there are no pending or, to the Company’s Knowledge, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto and (D) to the Company’s Knowledge, no compensation has been paid by the Company or any of its Subsidiaries and no amount is expected to be paid by the Company or any of its Subsidiaries, such that all or a portion of such payments would not be deductible by the payor.

(iv) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service and, to the Company’s Knowledge, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Benefit Plan. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor a Company Subsidiary has engaged in a transaction in connection with which the Company or a Company Subsidiary reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

(v) With respect to any “multiemployer plan” (as defined in Section 3(37) of ERISA) established, participated in, contributed to, or required to be contributed to in the last six years, by the Company or any ERISA Affiliates, neither the Company nor any ERISA Affiliates has incurred any withdrawal liability under Title IV of ERISA that remains unsatisfied, except which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(vi) Neither the Company nor any of its Subsidiaries has or is expected to incur any material liability under subtitles C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or any ERISA Affiliate. With respect to any Company Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (A) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (B) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such Company Benefit Plan, and (C) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(vii) Except as required by applicable Law, no material Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.

(viii) Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (A) entitle any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay, (B) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (C) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (D) otherwise give rise to any material liability under any Company Benefit Plan, (E) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time, or (F) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(ix) Neither the Company nor any Subsidiary has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(i) Compliance with Laws.

(i) The businesses of each of the Company and its Subsidiaries are and have at all times since the Applicable Date been in compliance with all applicable federal, state, local or foreign laws, statutes or ordinances, common laws or any rules, regulations, standards, judgments, orders, writs, injunctions, decrees, arbitration awards, agency requirements, licenses or permits of any Governmental Entity (collectively, “Laws”), except for violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement. Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company, its Subsidiaries (other than the MLP and its Subsidiaries) and, to the Knowledge of the Company, the MLP and its Subsidiaries, each has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) the Company and its Subsidiaries have developed and implemented a compliance program that includes corporate policies and procedures designed to ensure compliance with the Anti-Corruption Laws, (B) there have been no voluntary disclosures by the Company or any of its Subsidiaries under any Anti-Corruption Law, (C) no Governmental Entity has notified the Company or any Company Subsidiary in writing of any actual or alleged violation or breach of any Anti-Corruption Law, (D) neither the Company nor any Company Subsidiary has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to the Company’s or any Company Subsidiary’s compliance with any Anti-Corruption Law, and to the Company’s Knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records, (E) neither the Company nor any Company Subsidiary has been or is now under any administrative, civil or criminal charge or indictment or, to the Company’s Knowledge, investigation, alleging non-compliance with the Anti-Corruption Laws, nor, to the Company’s Knowledge, is there any basis for any such charge, indictment or investigation and (F) neither the Company nor any Company Subsidiary has been or is now a party to any administrative or civil litigation alleging noncompliance with any Anti-Corruption Law, nor, to the Company’s Knowledge, is there any basis for any such proceeding. “Anti-Corruption Laws” means, with respect to any Person, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and any other similar Laws applicable to such Person or any of its Subsidiaries regarding corruption, commercial bribery or the use of funds for political activity.

(j) Takeover Statutes. Other than Section 203 of DGCL (from which the Company has taken all action necessary to exempt the First Merger, this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby), no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or by-laws (or in the organizational documents of the MLP) is applicable to the Company, the MLP, the Company Shares, the equity interests of the MLP, any Voting Agreement, the Merger or the other transactions contemplated by this Agreement or any Voting Agreement.

(k) Environmental Matters.

(i) Except as would not, individually or in the aggregate, reasonably be expected to be a Company Material Adverse Effect: (A) Company and its Subsidiaries have complied at all times since the Applicable Date with all applicable Environmental Laws; (B) no property currently or, to the Knowledge of the Company, formerly owned, operated or utilized by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) has been contaminated with any Hazardous Substance requiring remediation or other action pursuant to any Environmental Law; (C) neither Company nor any of its Subsidiaries has incurred liability for any Hazardous Substance disposal or contamination on any third party property; (D) neither Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that Company or any of its Subsidiaries is in violation of or subject to liability under any Environmental Law; (E) neither Company nor any of its Subsidiaries is subject to any order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party assigning or otherwise imposing liability or obligations relating to any Environmental Law; and (F) to the Knowledge of the Company, there are no other conditions or occurrences involving Company or any of its Subsidiaries that would reasonably be expected to result in any claim, liability or investigation to the Company or any of its Subsidiaries pursuant to any Environmental Law.

(ii) As used in this Agreement, the following terms have the following meanings:

(A) “Environmental Law” means Law relating to: (A) the protection of the environment or health and safety as it relates to any Hazardous Substance, (B) the handling, disposal, release or threatened release of, or contamination by, any Hazardous Substance or (C) indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

(B) “Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product, compound or by-product, asbestos-containing material, polychlorinated biphenyls, radioactive material or radon; and (C) any other substance that poses a risk of harm or is regulated due to a potential for harm by any Governmental Entity pursuant to any Environmental Law.

(l) Tax Matters. As of the date of this Agreement, neither the Company nor any of its Affiliates has taken or agreed to take any action, nor does the Company have any Knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

(m) Taxes. Except as has not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) The Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate; (B) have paid all Taxes (as defined below) that are shown as due on such filed Tax Returns or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(ii) As of the date of this Agreement, there are not pending or threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters.

(iii) There are no unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that are not disclosed or provided for in the Company Reports.

(iv) The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2015, 2014 and 2013.

(v) Neither the Company nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before December 31, 2012 in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Company Reports filed on or prior to the date of this Agreement.

(vi) No outstanding claim has been made in writing against the Company or any of its Subsidiaries by any Tax authorities in a jurisdiction where the Company or its Subsidiaries does not file Tax Returns that the Company or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(vii) Neither the Company nor any of its Subsidiaries (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing, affiliated, combined, consolidated or unitary Tax Returns, a group of which the Company or any of its Subsidiaries was the common parent, (B) has any liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (C) is a party to or bound by any Tax sharing or allocation agreement, other than (I) agreements solely among the Company and/or its Subsidiaries, (II) agreements entered into in the ordinary course of business that do not primarily relate to Tax matters and (III) financing agreements or leases.

(viii) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, during the two year period prior to the date of this Agreement, in a transaction in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income tax return.

(ix) Neither the Company nor any of its Subsidiaries has participated in any reportable or listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b).

(x) No Liens for Taxes exist with respect to any of the Company’s assets or properties or those of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and reserved for in accordance with GAAP.

(xi) No closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.

(xii) Neither the Company nor any of its Subsidiaries will be required, as a result of (i) a change in accounting method for a Tax period beginning on or before the Effective Time to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning on or after the Effective Time, or (ii) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Effective Time.

(xiii) Since its inception, the MLP has been treated as a partnership for U.S. federal income tax purposes and the MLP has satisfied the gross income requirements of Section 7704(c) of the Code for each taxable year in which it was a publicly traded partnership.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(n) Labor Matters.

(i) Section 5.1(n)(i) of the Company Disclosure Letter sets forth an accurate and complete list of any material collective bargaining agreement or other agreement with a labor union or like organization that the Company or any of its Subsidiaries is a party to or otherwise bound by (collectively, the “Company Labor Agreements”), and to the Company’s Knowledge, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries. The Company has made available to Parent accurate and complete copies of each material Company Labor Agreement. The execution and delivery of this Agreement, shareholder or other approval of this Agreement and the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will not entitle any third party (including any labor organization or Governmental Entity) to any material payments under any of the Company Labor Agreements, and, except as would not, individually or in the aggregate, reasonably be expected to be a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with their obligations pursuant to all notification and bargaining obligations arising under any Company Labor Agreements.

(ii) As of the date hereof, except as would not interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries or be reasonably expected to result in a material liability of the Company and its Subsidiaries, (A) there is no strike, lockout, slowdown, work stoppage, job action, picketing, unfair labor practice or other labor dispute pending or, to the Company’s Knowledge, threatened, (B) there is no unfair labor practice charge against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority, and (C) there is no pending or, to the Company’s Knowledge, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of the Company or any of its Subsidiaries.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since the Applicable Date, each of the Company and its Subsidiaries has been in compliance with the Company Labor Agreements and all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, and wages and hours.

(iv) Except as would not, individually or in the aggregate, reasonably be expected to be a Company Material Adverse Effect, there are no proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of its Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of its Subsidiaries in connection with the employment relationship.

(v) Neither the Company nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar state or local Law that remains unsatisfied.

(o) Intellectual Property.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or one of its Subsidiaries own solely and exclusively all Intellectual Property that the Company and its Subsidiaries own or purport to own (“Company Intellectual Property”) free and clear of all Liens (other than Permitted Liens).

(ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) to the Company’s Knowledge, the Company and each of its Subsidiaries have sufficient rights to use all Intellectual Property used in their respective businesses as presently conducted, all of which rights shall survive the consummation of the transactions contemplated by this Agreement, (B) the Company Intellectual Property is subsisting, and, to the Knowledge of the Company, the issued or granted Registered Intellectual Property included therein is valid and enforceable and (C) no Company Intellectual Property is subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ use of, or its rights to, such Intellectual Property.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries is infringing, misappropriating, or otherwise violating, or has infringed, misappropriated, or otherwise violated the valid and enforceable Intellectual Property rights of any third party during the six year period immediately preceding the date of this Agreement, and there are no pending, outstanding, or, to the Company’s Knowledge, threatened written notices (including invitations to take a license), actions, suits, claims, investigations or other legal proceedings asserting the same.

(iv) To the Company’s Knowledge, no third party is infringing, misappropriating or otherwise violating any Company Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(v) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries have taken all reasonable measures to protect the confidentiality and value of all Trade Secrets that are owned by the Company or any of its Subsidiaries, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure and/or license agreements or obligations.

(vi) To the Company’s Knowledge, the Company and each of its Subsidiaries have obtained from all parties (including current or former employees, officers, directors, consultants and contractors) who have created or developed any portion of, or otherwise who would have any rights in or to, Company Intellectual Property assignments of any work, invention, improvement or other rights in or to such Company Intellectual Property to the Company or its Subsidiaries, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(vii) Except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) the IT Assets owned or used by the Company or any of its Subsidiaries operate and perform in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their business, (B) to the Company’s Knowledge, no Person has gained unauthorized access to such IT Assets, (C) the Company and each of its Subsidiaries implements commercially reasonable measures designed to (1) protect the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties, and (2) prevent the introduction of “back door,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” and other malicious code into software used in the business of the Company and its Subsidiaries in a manner consistent with industry practice and (D) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

(viii) For purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property” means, anywhere in the world, all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) all other intellectual property or proprietary rights.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Registered” means issued by, registered with or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

(p) Insurance. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(q) Material Contracts. Except for this Agreement and the Contracts filed as exhibits to publicly-available Company Reports, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract

(i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) pursuant to which the Company or any Company Subsidiary has any material continuing “earn-out” or other contingent payment obligations arising in connection with the acquisition or disposition by the Company of any business;

(iii) containing any standstill or similar provision remaining in effect pursuant to which the Company or any Company Subsidiary has agreed not to acquire securities or material assets of another Person;

(iv) that (A) limits in any material respect either the type of business in which the Company or its Subsidiaries (or in which Parent or any of its Subsidiaries after the Effective Time) may engage or the manner or locations in which any of them may so engage in any business (including through “non-competition” or “exclusivity” provisions), (B) would require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries or (C) grants “most favored nation” status that, following the Merger, would apply to Parent or any of its Subsidiaries, including the Company and its Subsidiaries;

(v) that (A) is a material indenture, loan or credit Contract, loan note, mortgage Contract, letter of credit or other Contract representing, or any guarantee of, indebtedness of the Company or any Company Subsidiary or (B) is a material guarantee by the Company or any Company Subsidiary of the indebtedness of any Person other than the Company or a wholly-owned Subsidiary of the Company;

(vi) that grants (A) rights of first refusal, rights of first negotiation or similar pre-emptive rights, or (B) puts, calls or similar rights, to any Person (other than the Company or a wholly-owned Company Subsidiary) with respect to any asset that is material to the Company;

(vii) that was entered into to settle any material litigation and which imposes material ongoing obligations on the Company; or

(viii) limiting or restricting the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests.

Each such Contract described in clauses (i) through (ix) is referred to herein as a “Material Contract”. Each Material Contract (and each Contract that would be a Material Contract but for the exception of having been filed as an exhibit to a publicly-available Company Report) is valid and binding on the applicable of the Company and its Subsidiaries and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, and neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to a Material Contract is in breach or violation of any provision of, or in default under, any Material Contract, and no event has occurred that, with or without notice, lapse of time or both, would constitute such a breach, violation or default, except for breaches, violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(r) Hedging Arrangements. The Company and its Subsidiaries have only entered into swap and other derivative and hedging transactions, and Contracts with respect to such transactions, in the ordinary course of business in compliance in all material respects with the Company’s written hedging policies and risk management policies then in effect, and not in any case for speculative purposes.

(s) Real and Personal Property. (i) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”), subject only to Permitted Liens. Neither the Company nor its Subsidiaries has granted, or is obligated under, any option, right of first offer, right of first refusal or similar contractual right to sell or dispose of the Owned Real Property or any portion thereof or interest therein.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, on the Company, (i) each lease, sublease or license under which the Company or any of its Subsidiaries leases, subleases or licenses any real property (each such lease, license or sublease, a “Real Property Lease”) is valid and in full force and effect, and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Real Property Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Real Property Lease.

For purposes of this Agreement, “Permitted Lien” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among a Person and its wholly-owned Subsidiaries, (F) defects, irregularities or imperfections of title which do not materially interfere with, or materially impair the use of, the property or assets subject thereto, (G) Liens that constitute non-exclusive licenses to Intellectual Property granted in the ordinary course of business, (H) other Liens that do not materially impair the value or use of the subject property or (I) Liens incurred pursuant to (1) Company Credit Agreements (without giving effect to clause (E) of the definition thereof) or (2) any other Material Contracts of the Company or any of its Subsidiaries relating to indebtedness for borrowed money.

(t) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement or any Voting Agreement except that the Company has employed Barclays Capital Inc., as its financial advisor in connection with the transactions contemplated by this Agreement. The Company has made available to Parent a complete and accurate copy of all agreements pursuant to which Barclays Capital Inc. is entitled to any fees, expenses or indemnification in connection with any of the transactions contemplated by this Agreement.

(u) Customers and Suppliers. From December 31, 2015 through the date hereof, no Material Customer or Material Supplier has notified the Company or any of its Subsidiaries in writing (or, to the Knowledge of the Company, otherwise notified the Company or any of its Subsidiaries) that it intends to terminate or materially curtail any business relationship with the Company and its Subsidiaries. For purposes of this Agreement, “Material Customers” means the Company’s 10 largest customers for the fiscal year ended December 31, 2015 and the nine months ended September 30, 2016, in each case as measured by gross revenue, and “Material Suppliers” means the Company’s 10 largest suppliers for the fiscal year ended December 31, 2015 and the nine months ended September 30, 2016, in each case as measured by gross expenditures.

5.2. Representations and Warranties of Parent, Merger Sub 1 and Merger Sub 2. Except as set forth in the Parent Reports or the TMLP Reports (each as defined in Section 5.2(e)(i)) publicly filed with the SEC prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter” and together with the Company Disclosure Letter, the “Disclosure Letters”) (it being agreed that disclosure of any item in any section or subsection of Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), Parent, Merger Sub 1 and Merger Sub 2 hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent, Merger Sub 1, Merger Sub 2 and each of Parent’s Significant Subsidiaries is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization. Each of Parent, Merger Sub 1, Merger Sub 2 and each of Parent’s Significant Subsidiaries is in good standing under the Laws of its respective jurisdiction of organization, and each other Subsidiary of Parent is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, and each of Parent and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (as defined below). Parent has made available to the Company complete and correct copies of Parent’s, Merger Sub 1’s, Merger Sub 2’s and each of Parent’s Significant Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. “Parent Material Adverse Effect” means a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of Parent and its Subsidiaries taken as a whole, excluding any effect to the extent resulting from any of the following:

(A) changes in the economy or financial markets generally in the United States or any other country or changes that are the result of acts of war, sabotage or terrorism or of natural disasters;

(B) changes that are the result of factors generally affecting the petrochemical refining or pipeline industries;

(C) (i) the (1) announcement, or (2) consummation, of the transactions contemplated by this Agreement; provided that the exception in clause (2) shall not apply to any representation or warranty contained in Section 5.2 of this Agreement if the primary purpose of such representation or warranty is from the face of such representation or warranty to address the consequences resulting from the consummation of the Merger; or (ii) any litigation brought by or on behalf of any current or former holder of Parent Shares, in its capacity as such, arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the Merger;

(D) changes in Law or in United States generally accepted accounting principles after the date of this Agreement;

(E) any failure in and of itself by Parent and its Subsidiaries to meet any estimates or projections of financial performance for any period ending on or after the date of this Agreement and prior to the Closing; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect;

(F) a decline in the price or trading volume of Parent Shares (or of the equity securities of any Parent Subsidiary) on the NYSE; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a Parent Material Adverse Effect;

(G) (1) any action taken (or omitted to be taken) at the written request of the Company or that is expressly required by this Agreement or (2) the failure to take any specific action expressly prohibited by this Agreement for which the Company declined to consent; and

(H) any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products, natural gas liquids or crack spreads, except, with respect to clauses (A), (B), (D) and (H), to the extent such change, event, circumstance or development (i) primarily relates only to (or has the effect of primarily relating only to) Parent and its Subsidiaries or (ii) disproportionately adversely affects Parent and its Subsidiaries compared to other companies of similar size operating in the petrochemical refining and pipeline industries.

(b) Capital Structure.

(i) The authorized capital stock of Parent consists of 200,000,000 Parent Shares and 5,000,000 shares of preferred stock without par value (“Parent Preferred Stock”). As of the close of business on November 14, 2016, (A) 116,893,757 Parent Shares were issued and outstanding (not including Parent Shares held in treasury), (B) 42,574,404 Parent Shares were held in treasury, (C) no Parent Preferred Stock was issued or outstanding, (D) 3,072,812 Parent Shares were reserved for issuance under the Parent Amended and Restated 2011 Long-Term Incentive Plan (the “Parent Stock Plan”) and (E) no other shares of capital stock or other voting securities of the Parent were issued, reserved for issuance or outstanding. All outstanding Parent Shares are, and all Parent Shares reserved for issuance in accordance with the Parent Stock Plan, when issued upon exercise thereof or in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable, free and clear of any Lien. Each of the outstanding shares of capital stock or other securities of each of Parent’s Significant Subsidiaries (other than TMLP) is duly authorized, validly issued, fully paid and nonassessable and owned by Parent or by a direct or indirect wholly-owned Subsidiary of Parent, free and clear of all Liens. Except as set forth above in this Section 5.2(b)(i), and for changes after the date hereof in compliance with Section 6.1(b), there are no (i) shares of capital stock or other securities of, or ownership interests in, Parent, (ii) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of or ownership interests in Parent or any Subsidiary, (iii) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that (A) give any Person the right to purchase or acquire from Parent or any Parent Subsidiary, or (B) obligate Parent or any of its Subsidiaries to issue or sell, any capital stock, securities of, or ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or securities of, or ownership interests in, Parent or and Parent Subsidiary or (iv) obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any capital stock or securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or securities of, or ownership interests in, Parent or any Parent Subsidiary. Neither Parent nor TMLP has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent or the unitholders of TMLP on any matter.

(ii) Capitalization of Merger Sub 1. The authorized capital stock of Merger Sub 1 consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub 1 is, and at the Effective Time will be, owned by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub 1, (ii) no securities of Merger Sub 1 convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub 1 and (iii) no options or other rights to acquire from Merger Sub 1, and no obligations of Merger Sub 1 to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of

Merger Sub 1. Merger Sub 1 has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(iii) Capitalization of Merger Sub 2. Parent is, and at Second Merger Effective Time will be, the sole member of Merger Sub 2, and there are (i) no other interests in Merger Sub 2 other than those held by Parent, (ii) no securities of Merger Sub 2 convertible into or exchangeable into any interests in Merger Sub 2 and (iii) no options or other rights to acquire from Merger Sub 2, and no obligations of Merger Sub 2 to issue, any interests or securities convertible into or exchangeable for any interests in Merger Sub 2. Merger Sub 2 has not conducted any business prior to the date of this Agreement and has no, and prior to the Second Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(iv) As of the close of business on November 14, 2016, there were (A) 104,179,369 common units of Tesoro Logistics LP (“TMLP”) issued and outstanding, of which 35,277,439 were owned directly or indirectly by Parent, (B) no subordinated units of TMLP issued and outstanding and (C) 1,100,916 common units of TMLP reserved for issuance under the TMLP 2011 Long-Term Incentive Plan (the “TMLP LTIP”). The sole general partner of TMLP is Tesoro Logistics GP, LLC, which is a wholly-owned subsidiary of Parent. All of the outstanding equity interests of TMLP are duly authorized and validly issued, free and clear of all Liens in accordance with TMLP’s First Amended and Restated Agreement of Limited Partnership, dated April 21, 2011, as amended (the “TMLP Partnership Agreement”) and are fully paid (to the extent required by TMLP Partnership Agreement) and non-assessable. Except as set forth above in this Section 5.2(b)(iv), and for changes after the date hereof in compliance with Section 6.1(b), as of the date hereof, there are no equity interests in, or any securities convertible into or exchangeable or exercisable for any equity interests in TMLP. Each Subsidiary of TMLP is wholly-owned by TMLP.

(c) Corporate Authority; Approval. (i) Each of Parent, Merger Sub 1 and Merger Sub 2 has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the Voting Agreements and to consummate the Merger, subject only to (A) the adoption of this Agreement by Parent as the sole stockholder of Merger Sub 1 and the sole member of Merger Sub 2 (each of which will occur promptly following the execution of this Agreement) and (B) the approval of the issuance of Parent Shares in connection with the First Merger by the affirmative vote, at a stockholders’ meeting duly called and held for such purpose, of holders of a majority in voting power of the Parent Shares present in person or by proxy at such meeting and entitled to vote on such matter (the “Requisite Parent Vote”). The Requisite Parent Vote is the only vote of the holders of capital stock of Parent that is necessary under applicable Law, NYSE rules, and Parent’s certificate of incorporation and bylaws to approve the issuance of Parent Shares in the Merger. This Agreement and the Voting Agreements have been duly executed and delivered by Parent and constitute valid and binding agreements of Parent, Merger Sub 1 and Merger Sub 2 enforceable against Parent, Merger Sub 1 and Merger Sub 2 in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

(ii) The board of directors of Parent has (A) unanimously approved this Agreement and the Voting Agreements and the Merger and the other transactions contemplated hereby and thereby, and resolved to recommend that the holders of Parent Shares vote in favor of the issuance of Parent Shares required to be issued pursuant to Article IV (the “Parent Recommendation”) and (B) directed that such matter be submitted to holders of Parent Shares for their approval and (C) received the opinion of its financial advisor, Goldman Sachs & Co. to the effect that, subject to the assumptions, qualifications and limitations set forth in such opinion, as of the date of such opinion, the Per Share Merger Consideration to be paid by Parent for each Company Share pursuant to this Agreement is fair from a financial point of view to Parent. It is understood and agreed that such opinion is for the benefit of Parent’s board of directors and may not be relied upon by the Company or any other Person.

(d) Governmental Filings; No Violations; Certain Contracts, Etc.

(i) Other than the filings and/or notices (A) pursuant to Section 1.4, (B) under the HSR Act, the Exchange Act and the Securities Act, (C) required to be made with the NYSE, (D) under state securities, takeover and “blue sky” Laws, and (E) (if any) required to be made with the Federal Communications Commission, no notices, reports or other filings are required to be made by Parent with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent, Merger Sub 1 or Merger Sub 2 from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement and the Voting Agreements by Parent, Merger Sub 1 or Merger Sub 2 and the consummation of the Merger and the other transactions contemplated hereby and thereby, or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement.

(ii) The execution, delivery and performance of this Agreement and the Voting Agreements by Parent, Merger Sub 1 and Merger Sub 2 do not, and the consummation of the First Merger, the Second Merger (solely with respect to clause (A) of this Section 5.2(d)(ii)) and the other transactions contemplated hereby and thereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of Parent or Merger Sub 1 or the comparable governing documents of any of Parent’s other Subsidiaries (including Merger Sub 2), (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the loss of any benefits under, or the creation of a Lien on any of the assets of Parent, Merger Sub 1 or Merger Sub 2 or any other Subsidiary of Parent pursuant to (1) any Contract binding upon Parent, Merger Sub 1 or Merger Sub 2 or any other Subsidiary of Parent or (2) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby and by the Voting Agreements) compliance with the matters referred to in Section 5.2(d)(i), any Law to which Parent or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, conflict violation, termination, default, creation, acceleration, loss or change that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement.

(e) Parent Reports; Financial Statements. (i) Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Parent Reports”). TMLP has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “TMLP Reports”). Each of the Parent Reports and the TMLP Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will when so filed or furnished, comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports or the TMLP Reports, as applicable. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Parent Reports and the TMLP Reports did not, and none of the Parent Reports and the TMLP Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of Parent and TMLP is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(ii) Each of Parent and TMLP maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent or TMLP, as applicable, is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s or TMLP’s, as applicable, filings with the SEC and other public disclosure documents. Parent and TMLP each maintain internal control over financial reporting (as defined in and meeting the requirements of Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Each of Parent and TMLP has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to its auditors and the audit committee of its board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s or TMLP’s, as applicable, ability to record, process, summarize and report financial information and has identified for Parent’s or TMLP’s, as applicable, auditors and audit committee of its board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s or TMLP’s internal control over financial reporting. Parent has made available to the Company as of the date hereof (i) a summary of any such disclosure made by management to the Parent’s auditors and audit committee since December 31, 2014 and (ii) any material communication since December 31, 2014 made by management or Parent’s auditors to the audit committee required or contemplated by listing standards of NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports or the TMLP Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of the Parent Reports and the TMLP Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries (or, in the case of the consolidated balance sheets included in or incorporated by reference into the TMLP Reports, of TMLP and its consolidated Subsidiaries), as of its date and each of the statements of consolidated operations, consolidated income, consolidated equity and consolidated cash flows (or, in the case of the statements of consolidated operations, consolidated income, consolidated equity and consolidated cash flows included in or incorporated by reference into the TMLP Reports, of TMLP and its consolidated Subsidiaries) included in or incorporated by reference into the Parent Reports and the TMLP Reports (including any related notes and schedules) fairly presents in all material respects, or in the case of Parent Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, cash flows, retained earnings (loss) and changes in financial position, as the case may be, of Parent and its consolidated Subsidiaries (or as applicable, TMLP and its consolidated Subsidiaries) for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(f) Absence of Certain Changes. (i) Since December 31, 2015, Parent and its Subsidiaries have conducted their respective businesses in the ordinary course of such business consistent with past practices.

(ii) Since December 31, 2015, there has not been any change in the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development of which Parent has Knowledge which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(iii) From December 31, 2015 through the date of this Agreement, there has not been any material change in any method of accounting or accounting practices by Parent or any of its Subsidiaries, except as required by changes in GAAP or the Exchange Act.

(g) Litigation and Liabilities. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries which, to the Knowledge of Parent, would reasonably be expected to result in any claims against, or obligations or liabilities of, Parent or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement. Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (1) liabilities or obligations disclosed and provided for in the most recent balance sheet included in the Parent Reports or in the notes to such balance sheet; (2) liabilities or obligations incurred in the ordinary course of business since September 30, 2016; (3) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (4) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. This Section 5.2(g) shall not apply to any actions, suits, claims, hearings, arbitrations, investigations or other proceedings against the Parent or any of its Subsidiaries or any of their respective Subsidiaries or Affiliates to the extent arising out of the Merger Agreement, the Merger or the other transactions contemplated by this Agreement.

(h) Compliance with Laws. The businesses of each of Parent and its Subsidiaries are and have at all times since the Applicable Date been in compliance with all Laws, except for violations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or any Voting Agreement. Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent and its Subsidiaries (other than TMLP and its Subsidiaries) and, to the Knowledge of Parent, TMLP and its Subsidiaries, each has obtained and is in compliance with all Licenses necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(i) Takeover Statutes. No Takeover Statute or any anti-takeover provision in Parent’s certificate of incorporation or by-laws is applicable to Parent or the Parent Shares to be issued in connection with this Agreement.

(j) Brokers and Finders. None of Parent, Merger Sub 1 or Merger Sub 2 or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement or any Voting Agreement, except that Parent has employed Goldman, Sachs & Co. as its financial advisor in connection with the transactions contemplated by this Agreement, the fees of which will be paid by Parent or a Subsidiary of Parent.

(k) Financing. Substantially concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company true and correct copies of a commitment letter, including all exhibits and schedules thereto (the “Commitment Letter”) (and a corresponding (x) customarily redacted engagement letter and (y) customarily redacted fee letter, in each case relating to the Commitment Letter) pursuant to which Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC have committed to provide Parent with financing in the amount set forth therein (the “Financing”) for the purpose of funding the transactions contemplated by this Agreement, subject to the terms and conditions set forth in the Commitment Letter. As of the date hereof, the Commitment Letter is in full force and effect to the knowledge of Parent and is a legal, valid and binding obligation of Parent and to the knowledge of Parent, each of the other parties thereto, subject to the Bankruptcy and Equity Exception. As of the date of the Commitment Letter, Parent has not entered into any agreement, side letter or other arrangement relating to the financing of the transactions contemplated by this Agreement that could adversely affect the availability of the Financing on the Closing Date, other than as described in the Commitment Letter and any unredacted portion of the fee letter or engagement letter related to the Commitment Letter provided to the Company on the date hereof, and there are no conditions precedent related to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letter. Parent has fully paid any and all commitment fees or other fees required by the Commitment Letter to be paid by it on or prior to the date of this Agreement. Assuming the satisfaction of the conditions to Closing in this Agreement and the accuracy of the representations and warranties set forth in Section 5.1, (i) no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of the Parent, or to Parent’s knowledge, any other party thereto under the Commitment Letter, and (ii) Parent has no reason to believe that the condition to the Financing set forth in the Commitment Letter will not be satisfied or the Financing will not be made available to Parent on the Closing Date. Assuming the accuracy of the representations set forth in Section 5.1 and the performance by the Company and its Subsidiaries of their obligations under this Agreement, the net proceeds from the Financing, together with cash otherwise available to Parent, will be sufficient to pay the Cash Consideration and all other cash amounts (including amounts required to repay or prepay all indebtedness outstanding under the Company Credit Agreements (without giving effect to clause (E) of the definition of such term) (other than the MLP Credit Agreement) and the Company Indentures (without giving effect to clause (D) of the definition of such term) (other than the MLP Indenture) to be paid in connection with the consummation of the transactions contemplated by this Agreement. Parent confirms that it is not a condition to Closing or any of its other obligations under this Agreement that Parent consummate the Financing.

(l) Tax Matters. As of the date of this Agreement, neither Parent, nor any of its Affiliates has taken or agreed to take any action, nor does Parent have any Knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m) Taxes. Except as has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect:

(i) Parent and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; (B) have paid all Taxes that are shown as due on such filed Tax Returns or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(ii) As of the date of this Agreement, there are not pending or threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters.

(iii) There are no unresolved questions or claims concerning Parent’s or any of its Subsidiaries’ Tax liability that are not disclosed or provided for in the Parent Reports.

(iv) Neither Parent nor any of its Subsidiaries has distributed stock of another person, or has had its stock distributed by another person, during the two year period prior to the date of this Agreement, in a transaction in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income tax return.

(v) Neither Parent nor any of its Subsidiaries has participated in any reportable or listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b).

(vi) Since its inception, the TMLP has been treated as a partnership for U.S. federal income tax purposes and the TMLP has satisfied the gross income requirements of Section 7704(c) of the Code for each taxable year in which it was a publicly traded partnership.

(n) Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, to Parent’s Knowledge, neither Parent nor any of its Subsidiaries is infringing, misappropriating, or otherwise violating, or has infringed, misappropriated, or otherwise violated the valid and enforceable Intellectual Property rights of any third party during the six year period immediately preceding the date of this Agreement, and there are no pending, outstanding, or, to Parent’s Knowledge, threatened written notices (including invitations to take a license), actions, suits, claims, investigations or other legal proceedings asserting the same.

(o) Environmental. Except as is not, individually or in the aggregate, reasonably expected to have a Parent Material Adverse Effect, to the Knowledge of Parent, there are no conditions or occurrences involving Parent that would reasonably be expected to result in any claim, liability or investigation to Parent pursuant to any Environmental Law.

(p) Available Cash. Parent has, and will have at all times through the earlier of the Effective Time and the time of payment in full of the applicable amounts, sufficient cash on hand and/or undrawn amounts immediately available under existing credit facilities to pay the Reverse Termination Fee, any fees and expenses related to this Agreement and any other amounts payable by Parent pursuant to Section 6.5(b), Section 6.17(e) or Section 8.5(c)(ii).

ARTICLE VI

Covenants

6.1. Interim Operations.

(a) Covenants of the Company. The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing, such approval not to be unreasonably withheld, conditioned or delayed, and except as otherwise expressly contemplated by this Agreement) and except as required by applicable Laws or as set forth on Section 6.1(a) of the Company Disclosure Letter, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present officers, employees and agents and maintain their material tangible assets in good working order. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or (C) as set forth in the relevant subsection of Section 6.1(a) of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i) adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments, or the terms of any security of the Company or any Company Subsidiary, other than in immaterial respects in relation to any Company Subsidiary;

(ii) (A) merge or consolidate itself or any of its Subsidiaries with any other Person, (B) restructure, reorganize or completely or partially liquidate or (C) sell or otherwise dispose of (1) any MLP common units, MLP subordinated units or any other interest held by the Company or any of its Subsidiaries (other than the MLP and its Subsidiaries) in the MLP or (2) any interest in the general partner of the MLP;

(iii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, securities or assets (1) constituting a business, (2) otherwise outside of the ordinary course of business with a value or purchase price in the aggregate in excess of $50 million in any transaction or series of related transactions or (3) in connection with a dropdown transaction that is not identified as a “permitted dropdown transaction” on Schedule 6.1(a)(iii) (such permitted dropdown transactions that are so identified, “Permitted Dropdown Transactions”), other than, with respect to clause (2) and clause (3), for acquisitions pursuant to Contracts in effect as of the date of this Agreement that have been disclosed to Parent prior to the date of this Agreement;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or of any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of (A) any Company Shares upon the settlement of Company Equity Awards, in each case that are outstanding on the date of this Agreement or as permitted to be granted after the date hereof pursuant to Section 6.1(a)(xvi), in accordance with the terms of those Company Equity Awards; (B) any securities of a wholly-owned Company Subsidiary to the Company or any other wholly-owned Subsidiary of the Company; and (C) any common units of the MLP that both is in the ordinary course of business, consistent with past practice (including as to timing, amount and purpose of each such issuance) (it being understood that any secondary offering of MLP units shall be deemed not to be in the ordinary course of business, consistent with past practice) and does not have as its purpose or effect a significant dilution of the Company’s equity interest in the MLP or (D) any grants under the MLP 2013 Long-Term Incentive Plan in the ordinary course of business, consistent with past practice, in an aggregate amount not to exceed the amount set forth in Section 6.1(a)(iv) of the Company Disclosure Letter or any common units upon settlement of any grants under the MLP 2013 Long-Term Incentive Plan;

(v) make any loans, advances or capital contributions to or investments in any Person (other than loans or advances (A) between or among the Company and any of its direct or indirect wholly-owned Subsidiaries or (B) between or among the MLP and any of its direct or indirect wholly-owned Subsidiaries), in excess of $1 million in the aggregate, other than trade credit and similar loans and advances made to employees, customers and suppliers in the ordinary course of business consistent with past practice;

(vi) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly-owned Subsidiary of the Company to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company that are made in compliance with the Company Credit Agreements and Company Indentures, each as defined in Section 6.14(e), and the other Contractual obligations of the Company and its Subsidiaries); provided that, in each case solely to the extent in compliance with the Company Credit Agreements, the Company Indentures and the other Contractual obligations of the Company and its Subsidiaries, (x) the Company may continue to declare and pay regular quarterly cash dividends to the holders of Company Shares in an amount not in excess of $0.38 per Company Share per fiscal quarter, in each case (1) with a record date not more than seven business days prior to (A) (with respect to any quarterly dividend other than the Company’s second quarter dividend for 2017) the anniversary of the record date of the Company’s regular quarterly dividend for the corresponding quarter of the prior fiscal year or (B) (with respect to the Company’s second quarter dividend for 2017), May 5, 2017 and (2) otherwise in accordance with the Company’s past practice and (y) the MLP may continue to declare and pay cash distributions to the holders of its common units at such times and in such amounts as is consistent with the MLP’s past practice (it being understood that the MLP’s past practice includes regular increases in the amount of its cash distributions);

(vii) enter into any agreement with respect to the voting of its capital stock;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(ix) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or of any of its Subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices pursuant to the revolving, swingline or letter of credit facilities of Company Credit Agreements (disregarding clause (E) of the definition thereof) in an aggregate amount not to exceed $50 million outstanding at any time (in addition to amounts outstanding thereunder as of September 30, 2016) or (B) in replacement of existing indebtedness for borrowed money on terms as or more beneficial to the Company and its Subsidiaries than the indebtedness being replaced, (C) guarantees by (1) the Company or any wholly-owned Subsidiary of the Company of indebtedness for borrowed money of the Company or any other wholly-owned Subsidiary of the Company and (2) the MLP or any wholly-owned Subsidiary of the MLP of indebtedness for borrowed money of the MLP or any other wholly-owned Subsidiary of the MLP or (D) interest and commodity swaps, futures, forward contracts and similar derivatives (1) not entered for speculative purposes and (2) entered into on customary commercial terms in the ordinary course of business consistent with past practice and in compliance with its risk management and hedging policies in effect on the date of this Agreement;

(x) make or authorize any capital expenditure other than for (A) capital expenditures that do not, in any calendar year, exceed the aggregate capital expenditure amount that was set forth on the most recent version of the Company budget for the applicable of the 2016 and 2017 calendar years made available to Parent prior to the date of this Agreement and (B) additional capital expenditures not described in clause (A) so long as the aggregate amount of such expenditures does not exceed $5 million in the aggregate during any 12-month period;

(xi) (A) amend, modify, terminate or waive any material right under any Material Contract or (B) other than in the ordinary course of business consistent with past practice, enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement or (C) enter into any Contract that would have been a Material Contract pursuant to any of clause (ii), (iv) or (vi) of the definition thereof had it been entered into prior to this Agreement;

(xii) (A) make any material changes with respect to accounting policies or procedures, except as required by changes after the date hereof in applicable generally accepted accounting principles, (B) change its fiscal year or (C) make any material change in internal accounting controls or disclosure controls and procedures that could reasonably be expected to negatively affect the Company or the MLP;

(xiii) settle, propose to settle or compromise any action before a Governmental Entity if such settlement, proposed settlement or compromise (A) with respect to the payment of monetary damages, involves the payment of monetary damages that exceed $2.5 million in the aggregate (together with all other settlements or compromises after the date of this Agreement), net of any amounts covered by insurance that the Company expects to be promptly paid by the applicable insurer, (B) that imposes any material equitable or non-monetary relief, penalty or restriction on the Company or any Company Subsidiaries (or, after the Effective Time, on Parent or any of Parent’s Subsidiaries) or (C) that would reasonably be expected to affect the rights or defenses available to the Company or any Company Subsidiary in any related or similar claims that, individually or in the aggregate, are material to the Company and its Subsidiaries, taken as a whole; provided that, notwithstanding any of the foregoing, the Company may not settle, propose to settle or compromise any claim or action that is covered by Section 6.16 except as is expressly permitted by Section 6.16;

(xiv) make or change any material Tax elections, change or consent to any change in its or its Subsidiaries’ material method of accounting for Tax purposes (except as required by applicable Tax Law), settle or compromise any material Tax liability, claim or assessment, enter into any material closing agreement or waive or extend any statute of limitations with respect to material Taxes;

(xv) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, product lines or businesses or those of any of its Subsidiaries, including any equity interests of any of its Subsidiaries, except (other than with respect to equity interests of any Company Subsidiary) (A) in connection with goods or services provided in the ordinary course of business and sales of obsolete assets, (B) for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $5 million in the aggregate, (C) for Permitted Dropdown Transactions or (D) pursuant to Contracts in effect prior to the date of this Agreement that have been disclosed to Parent prior to the date of this Agreement;

(xvi) except as required pursuant to the terms of any Company Benefit Plans in effect as of the date of this Agreement or as permitted to be amended or adopted pursuant to this Section 6.1(a)(xvi), or as otherwise required by applicable Law, (A) grant or provide any severance or termination payments or benefits to any of its, directors, officers or employees other than in the ordinary course of business consistent with the past practice of the Company as set forth in Section 6.1(a)(xvi) of the Company Disclosure Letter, (B) increase the compensation, bonus or pension, welfare, severance or other benefits of any of its, directors, officers or employees, (C) establish, adopt, materially amend or terminate any Company Benefit Plan except for amendments to Company Benefit Plans (or the adoption of successor Company Benefit Plans) that are broad-based welfare plans in connection with the Company’s annual or open enrollment procedures and that do not materially increase the expense of maintaining such plans, (D) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Benefit Plan, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plans or to materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (G) forgive any loans to any of its or of any of its Subsidiaries’ directors, officers or employees, (H) hire any employee, other than any employee with an aggregate annual salary of less than $250,000 hired to replace a departed employee, (I) terminate the employment of any executive officer other than for cause or (J) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(xvii) effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN Act; or

(xviii) agree, authorize or commit to do any of the foregoing.

(b) Covenants of Parent. From the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as Company may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or (C) as set forth in the relevant subsection of Section 6.1(b) of the Parent Disclosure Letter, Parent will not:

(i) adopt or propose any change in its certificate of incorporation or by-laws, or the terms of any security of Parent;

(ii) reclassify, split, combine, subdivide or redeem, directly or indirectly, any of its capital stock;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or repurchase any Parent Shares at a premium; provided that, in each case solely to the extent in compliance with the credit agreements, indentures and other Contractual obligations of Parent and its Subsidiaries, (x) Parent may continue to declare and pay regular quarterly cash dividends to the holders of Parent Shares in an amount not in excess of $0.55 per Parent Share per fiscal quarter, in each case (1) with a record date not more than seven business days prior to the anniversary of the record date of Parent’s regular quarterly dividend for the corresponding quarter of the prior fiscal year and (2) otherwise in accordance with Parent’s past practice, (y) TMLP may continue to declare and pay cash distributions to the holders of its common units at such times and in such amounts as is consistent with TMLP’s past practice (it being understood that TMLP’s past practice includes regular increases in the amount of its cash distributions) and (z) Parent and TMLP may give effect to dividend equivalent rights with respect to grants under the Parent Stock Plan, any similar Parent plan or the TMLP LTIP;

(iv) restructure, reorganize or completely or partially liquidate (except for (1) any such transactions among its wholly-owned Subsidiaries or (2) any restructuring, reorganization or complete or partial liquidation of TMLP);

(v) make any material changes to Merger Sub 1’s certificate of incorporation or bylaws or Merger Sub 2’s certificate of formation or limited liability company agreement, or any of their other governing documents;

(vi) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or any business or division thereof, or otherwise acquire any assets, unless such acquisition or the entering into of a definitive agreement relating to or the consummation of such transaction would not reasonably be expected to (i) impose any material delay in the obtaining of, or increase in any material respect the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the Merger or the expiration or termination of any applicable waiting or approval period, (ii) increase the risk in any material respect of any Governmental Entity entering an order prohibiting the consummation of the Merger or (iii) increase in any material respect the risk of not being able to remove any such order on appeal or otherwise;

(vii) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or of any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of (A) any Parent Shares upon the settlement of any grants made under the Parent Stock Plan, or any similar Parent plan, or the TMLP LTIP that are outstanding on the date of this Agreement in accordance with the terms as of the date of this Agreement of those grants; (B) any securities of a Parent Subsidiary to Parent or any other Subsidiary of Parent; (C) any common units of the TMLP that both is in the ordinary course of business, consistent with past practice (including as to timing, amount and purpose of each such issuance) (it being understood that any secondary offering of TMLP units will be deemed not to be in the ordinary course of business, consistent with past practice) and does not have as its purpose or effect a significant dilution of Parent’s equity interest in the TMLP or (D) any grants under the Parent Stock Plan, or any similar Parent plan, or the TMLP LTIP in the ordinary course of business consistent with past practice;

(viii) agree, authorize or commit to do any of the foregoing.

(c) Interim Communications by the Company. Prior to making any written communications generally disseminated to the employees of the Company or its Subsidiaries pertaining to compensation, benefit or other matters related to the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, and Parent shall have a reasonable period of time to review and comment on the communication, and the parties hereto shall cooperate in providing any such mutually agreeable communication. Notwithstanding the foregoing sentence, without prior consultation, the Company may disseminate information included in a written communication already approved for distribution by Parent.

6.2. Acquisition Proposals.

(a) No-Shop. Each of the Company and Parent agree that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries shall, and each shall cause its Subsidiaries and its and their respective officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives (such Persons, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal (as defined below), in the case of the Company, or any Parent Acquisition Proposal (as defined below), in the case of Parent;

(ii) enter into, engage in, maintain, continue or otherwise participate in any discussions or negotiations with, or furnish or otherwise make available any non-public information or data to, any Person other than the other parties to this Agreement, or any of their Affiliates or any of their respective Representatives (a “Third Party”) that is reasonably likely to be considering or seeking to make, or has made within the 12 months preceding the date of this Agreement, a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), in each case relating to, or as would reasonably be expected to lead to, a Company Acquisition Proposal or Parent Acquisition Proposal, respectively; or

(iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, memorandum of understanding or other Contract (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.2(b)) relating to, or that would reasonably be expected to lead to, a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent) (any of the foregoing, an “Alternative Acquisition Agreement”).

Each of the Company and Parent shall, and shall cause its Subsidiaries and its and their respective Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and/or its Representatives, with respect to any Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), or any inquiry, proposal or offer that would reasonably be expected to lead to, any Company Acquisition Proposal or Parent Acquisition Proposal, as the case may be, and shall promptly request that each Third Party to whom confidential information has been furnished or otherwise made available by or on behalf of such party or any of its Subsidiaries within the 12 month period preceding the date of this Agreement in connection with, or for the purpose of evaluating, a Company Acquisition Proposal or Parent Acquisition Proposal, promptly return or destroy all such confidential information so furnished or otherwise made available; provided that, notwithstanding anything to the contrary in this Agreement, the Company or Parent, or any of their respective Representatives, may in any event (A) seek to clarify the terms and conditions of any inquiry or proposal to determine whether such inquiry or proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal (in the case of the Company) or Parent Superior Proposal (in the case of Parent) and (B) inform a Third Party that makes a Company Acquisition Proposal or Parent Superior Proposal, as applicable, of the restrictions imposed by the provisions of this Section 6.2 (without conveying, requesting or attempting to gather any other information (except as otherwise specifically permitted hereunder)). Neither the Company nor Parent shall, and each shall cause its Subsidiaries not to, terminate, waive, amend, release or modify in any respect any standstill or other similar provision of any confidentiality agreement to which any of them is a party in connection with a Company Acquisition Proposal or Parent Acquisition Proposal, respectively, or other proposal, inquiry or offer that would reasonably be expected to lead to a Company Acquisition Proposal or Parent Acquisition Proposal, and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such confidentiality agreements, including by seeking injunctions to prevent any known breaches of any such agreements and to enforce specifically the terms and provisions thereof, except in each case if such party’s board of directors determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Delaware law.

(b) No-Shop Exception. Notwithstanding anything to the contrary in Section 6.2(a), prior to the time, but not after, the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) is obtained, if (i) the any party receives a bona fide Company Acquisition Proposal (in the case of the Company), or a Parent Acquisition Proposal (in the case of Parent), that did not result from a breach by such party or its Subsidiaries or Representatives that are officers, directors or employees of such party or its Subsidiaries of this Section 6.2, (ii) the board of directors of such party determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Company Acquisition Proposal or Parent Acquisition Proposal constitutes or would reasonably be expected to result in a Company Superior Proposal (as defined below) or Parent Superior Proposal (as defined below) and (iii) the board of directors of such party determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware law, then, before (but not after) the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) is obtained, the Company or Parent, as applicable, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with such Third Party making the Company Acquisition Proposal or Parent Acquisition Proposal and its Representatives regarding a Company Acquisition Proposal or Parent Acquisition Proposal and (B) furnish to such Third Party or its Representatives information, including non-public information, relating to, and afford access to the business, properties, assets, books and records of, such party and any of its Subsidiaries, pursuant to an Acceptable Confidentiality Agreement; provided that such party shall promptly provide to the other parties hereto any such information that is provided to any such Third Party which was not previously provided to or made available to such other parties; provided, further, that such party and its Subsidiaries shall, and shall cause their respective Representatives to, promptly (and in any event within 24 hours) following the time that such party’s board of directors determines in good faith that such Company Acquisition Proposal (in the case of the Company’s board of directors) or Parent Acquisition Proposal (in the case of Parent’s board of directors) does not constitute and would not reasonably be expected to result in a Company Superior Proposal or Parent Acquisition Proposal, respectively, terminate such negotiations, discussion and information access.

(c) Restrictions on Changes of Recommendation. Subject to Section 6.2(d), Section 6.2(f) and Section 6.2(h), the board of directors of the Company and each committee thereof, on the one hand, and the board of directors of Parent and each committee thereof, on the other hand, shall not:

(i) (A) fail to include the Company Recommendation (in the case of the Company’s board of directors) or the Parent Recommendation (in the case of Parent’s board of directors) in the Prospectus/Proxy Statement, (B) withhold or withdraw (or qualify or modify in a manner adverse to the other parties hereto) the Company Recommendation (in the case of the Company’s board of directors) or the Parent Recommendation (in the case of Parent’s board of directors) or its approval of this Agreement or the Merger or publicly propose to do so, (C) make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication by its board of directors of the type contemplated by Rule 14d-9(f) under the Exchange Act, or fail to recommend against acceptance of such a tender or exchange offer by the close of business on the earlier of (1) the 10th business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act and (2) the second business day prior to the Company Stockholders Meeting (in the case of the Company’s board of directors) or the Parent Stockholders Meeting (in the case of Parent’s board of directors), as the same may be postponed in accordance with Section 6.4(a)) (it being understood and agreed that such party’s board of directors may take no position with respect to a Company Acquisition Proposal (in the case of the Company’s board of directors) or a Parent Acquisition Proposal (in the case of Parent’s board of directors) that is a tender offer or exchange offer during the period referred to in the applicable of clause (1) and clause (2) without such non-position constituting, in and of itself, of an Adverse Company Recommendation Change or Adverse Parent Recommendation Change), (D) (except as permitted by Section 6.2(d)) adopt, approve, recommend to its stockholders, endorse or otherwise declare advisable any Company Acquisition Proposal (in the case of the Company’s board of directors) or the Parent Acquisition Proposal (in the case of Parent’s board of directors) or resolve or agree or publicly propose to take any such actions or (E) other than with respect to a tender offer or exchange offer, fail to publicly reaffirm the Company Recommendation (in the case of the Company’s board of directors) or the Parent Recommendation (in the case of Parent’s board of directors) within three business days following receipt of a written notice from Parent (in the case of the Company’s board of directors) or the Company (in the case of Parent’s board of directors), delivered after the public announcement of a Company Acquisition Proposal (in the case of the Company’s board of directors) or a Parent Acquisition Proposal (in the case of Parent’s board of directors), which notice requests such reaffirmation (or, if earlier, the date that is two business days prior to the Company Stockholders Meeting (in the case of the Company’s board of directors) or the Parent Stockholders Meeting (in the case of Parent’s board of directors), as the same may be postponed in accordance with Section 6.4(a)) (each such action set forth in this Section 6.2(c)(i) with respect to the Company’s board of directors being referred to herein as an “Adverse Company Recommendation Change”, and each such action set forth in this Section 6.2(c)(i) with respect to Parent’s board of directors being referred to herein as an “Adverse Parent Recommendation Change”); and

(ii) except as expressly permitted by Section 6.2(d)(y), cause or permit such party to enter into any Alternative Acquisition Agreement.

(d) Permitted Changes of Recommendation and Permitted Entry into Alternative Acquisition Proposals. Notwithstanding anything contained in Section 6.2 to the contrary, if prior to the time, but not after, the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) is obtained, (i) the Company or Parent receives a bona fide Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent) that did not result from a breach by the receiving party of this Section 6.2 and (ii) the board of directors of the receiving party determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent) constitutes a Company Superior Proposal or Parent Superior Proposal, respectively, and that the failure to take such action would be inconsistent with its fiduciary duties under Delaware law, then the board of directors of the receiving party may, after complying with Section 6.2(f), (x) make an Adverse Company Recommendation Change (in the case of the Company) or Adverse Parent Recommendation Change (in the case of Parent) or (y) (1) terminate this Agreement pursuant to Sections 8.3(a) and pay the Termination Fee (if the receiving party is the Company) or (2) terminate this Agreement pursuant to Section 8.4(a) and pay the Reverse Termination Fee (if the receiving party is Parent), in either case to enter into an Alternative Acquisition Agreement with respect to such Company Superior Proposal or Parent Superior Proposal.

(e) Certain Permitted Disclosure. In addition, nothing contained in this Section 6.2 shall prevent the Company or Parent or either of their boards of directors from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement (provided that neither the disclosing party nor its board of directors may effect an Adverse Company Recommendation Change (in the case of the Company) or an Adverse Parent Recommendation Change (in the case of Parent) unless permitted by Section 6.2(d) or Section 6.2(h)) or (ii) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that if any disclosure made in reliance on this Section 6.2(e) does not reaffirm the Company Recommendation (in the case of the Company) or Parent Recommendation (in the case of Parent), such disclosure shall be deemed to be an Adverse Company Recommendation Change or Adverse Parent Recommendation Change, respectively, and, in the case of an Adverse Company Recommendation Change Parent shall have the right to terminate this Agreement as set forth in Section 8.4(b)(i), and, in the case of an Adverse Parent Recommendation Change the Company shall have the right to terminate this Agreement as set forth in Section 8.3(b)(i).

(f) Match Rights. The board of directors of the Company, on the one hand, and the board of directors of Parent, on the other hand, shall not take any action set forth in Section 6.2(d) unless it has first:

(i) caused the Company (in the case of the Company’s board of directors) or Parent (in the case of the Parent’s board of directors), to provide the other party at least four business days’ prior written notice of its intent to take either of the actions set forth in clause (x) or clause (y) of Section 6.2(d) (a “Notice of Superior Proposal”), which notice shall (A) state that the notifying party has received a Company Superior Proposal or Parent Superior Proposal, as applicable, (B) specify the material terms and conditions of such Company Acquisition Proposal or Parent Superior Proposal, (C) identify the Person making such Company Superior Proposal or Parent Superior Proposal, and (D) enclose the most recent draft of any agreements intended to be entered into in connection with such Company Superior Proposal or Parent Superior Proposal (it being understood and agreed that the delivery of the notification contemplated by this clause (i) shall not, in and of itself, constitute an Adverse Company Recommendation Change or Adverse Parent Recommendation Change);

(ii) caused the notifying party and its Representatives to negotiate, to the extent the other party so wishes to negotiate, during such four business day period following delivery of the Notice of Superior Proposal (the “Notice Period”), in good faith with the other party concerning any revisions to the terms of this Agreement and/or any Voting Agreement that the other party wishes to propose in response to such Company Superior Proposal or Parent Superior Proposal; and

(iii) following the end of the Notice Period, determined in good faith after consultation with its outside legal counsel and financial advisor, that such Company Acquisition Proposal or Parent Acquisition Proposal continues to constitute a Company Superior Proposal or Parent Acquisition Proposal, respectively, after taking into account any changes to which the other party has committed in writing to make to this Agreement and any Voting Agreement, and that the failure to take an action set forth in clause (x) or clause (y) of Section 6.2(d) would be inconsistent with its fiduciary duties under Delaware law; provided, however, that if, during the Notice Period, any revisions are made to the financial or other material terms of the Company Superior Proposal or Parent Superior Proposal that is the subject of such Notice of Superior Proposal, the notifying party shall deliver to the other party a new notice describing such revisions (and providing copies of the most recent draft of any agreements implementing such revisions) and shall comply with the requirements of clause (i) and clause (ii) of this Section 6.2(f) (except that the four business day Notice Period shall instead be a three business day Notice Period).

(g) Notice of Acquisition Proposals. Each of the Company and Parent shall notify the other promptly (but in no event later than 24 hours) after receipt by such party (or any of its Representatives) of any Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), or any request for information relating to such party or any of its Subsidiaries or for access to the business, properties, assets, books or records of such party or any of its Subsidiaries, in each case by any Person that is reasonably likely to be considering or seeking to make, or has made within the 12 months preceding the date of this Agreement, a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), which notice shall include the material terms and conditions of any such Company Acquisition Proposal or Parent Acquisition Proposal, inquiry, proposal, offer or request, copies of any material written communications and draft documentation received relating to such Company Acquisition Proposal or Parent Acquisition Proposal and indicating the name of the Person making such Company Acquisition Proposal or Parent Acquisition Proposal, inquiry, proposal, offer or request, and thereafter the notifying party shall keep the other party reasonably informed, on a timely basis, of the status and material terms of any such Company Acquisition Proposal or Parent Acquisition Proposal, inquiry, proposal, offer or request (including any amendments thereto) and the status of any discussions or negotiations with such Person or its Affiliates (without prejudice to the restrictions set forth in Section 6.2(a) and the other provisions of this Section 6.2) and provide copies of all material written communications and draft documentation received relating to such Company Acquisition Proposal or Parent Acquisition Proposal.

(h) Intervening Event. Notwithstanding anything to the contrary in Section 6.2(c)(i), the board of directors of the Company, on the one hand, and Parent, on the other hand, may at any time prior to (but not after) obtaining the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) effect an Adverse Company Recommendation Change or Adverse Parent Recommendation Change, respectively, if (i) a Company Intervening Event (in the case of the Company) or Parent Intervening Event (in the case of Parent) occurs and (ii) the board of directors of the Company (in the case of a Company Intervening Event) or Parent (in the case of a Parent Intervening Event) determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an Adverse Company Recommendation Change (in the case of the Company) or an Adverse Parent Recommendation Change (in the case of Parent) in response to such Company Intervening Event or Parent Intervening Event would be inconsistent with its fiduciary duties under Delaware law; provided that the board of directors of the party in respect of which such Company Intervening Event (in the case of the Company) or Parent Intervening Event (in the case of Parent) has first (x) caused such party to provide the other party at least four business days’ prior written notice of its intent to effect such an Adverse Company Recommendation Change or Adverse Parent Recommendation Change, which shall specify in reasonable detail the circumstances related to such determination, (y) caused such party and its Representatives to negotiate, to the extent the other party so wishes to negotiate, during such four business day period following delivery of such notice, in good faith with the other party concerning any revisions to the terms of this Agreement and/or any Voting Agreement that the other party wishes to propose in response to such Company Intervening Event or Parent Intervening Event and (z) after complying with clause (x) and clause (y), determined in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an Adverse Company Recommendation Change (in the case of the Company) or Adverse Parent Recommendation Change (in the case of Parent) in response to such Company Intervening Event or Parent Intervening Event continues to be inconsistent with its fiduciary duties under Delaware law after taking into account any changes committed in writing to be made to this Agreement and any Voting Agreement by the other party.

(i) Definitions. For purposes of this Agreement:

(A) “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company or Parent party thereto than those contained in the Confidentiality Agreement that are applicable to the Company (it being understood that such confidentiality agreement need not contain a “standstill” or similar obligations to the extent that the other party hereto is, concurrently with the entry by a party hereto or any of its Subsidiaries into such confidentiality agreement, released from any “standstill” and other similar obligations in the Confidentiality Agreement).

(B) “Company Acquisition Proposal” means (i) any proposal or offer from any Third Party with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company and/or any of its Subsidiaries with respect to assets that constitute 15% or more of the assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, and (ii) any acquisition by a Third Party resulting in, or proposal or offer (including any tender offer or exchange offer) from a Third Party that if consummated would result in, a Third Party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, (A) 15% or more of the total voting power of, or of any class of, equity securities of the Company or any of the Company’s Subsidiaries, or (B) 15% or more of the consolidated total assets (including equity securities of the Company’s Subsidiaries), revenues or net income of the Company, in each case other than the transactions contemplated by this Agreement; provided that no proposal or offer with respect to a dropdown transaction between the Company or any Subsidiary of the Company, on the one hand, and the MLP or any Subsidiary of the MLP, on the other hand, shall under any circumstances be deemed to be a Company Acquisition Proposal. A “Parent Acquisition Proposal” means a “Company Acquisition Proposal”, except that (x) the references therein to the “Company”, “MLP” and “Company Acquisition Proposal” shall be deemed to be references to “Parent”, “TMLP” and “Parent Acquisition Proposal”, respectively, and (y) each reference to “15%” therein shall be deemed to be a reference to “more than 50%”.

(C) “Company Intervening Event” means any material change, development or occurrence that (i) first becomes known to the Company’s board of directors after the date of this Agreement and was not reasonably foreseeable by the Company’s board of directors as of the date of this Agreement, or (ii) if known (or reasonably foreseeable) as of the date of this Agreement, the consequences of such change, development or occurrence were not known to or reasonably foreseeable by the Company’s board of directors as of the date of this Agreement; provided, however, that in no event shall any of the following constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been, a Company Intervening Event: (a) the receipt, existence or terms of any Company Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Company Acquisition Proposal, or the consequences of any of the foregoing, (b) any change in the economy or financial markets generally in the United States or any other country or any change that is the result of acts of war, sabotage or terrorism or of natural disasters, (c) any change that is the result of factors generally affecting the petrochemical refining or pipeline industries, (d) any change in Law or in United States generally accepted accounting principles after the date of this Agreement, (e) any change in the price and/or trading volume of the Company Shares or the Parent Shares (or of the equity securities of any Subsidiary of the Company or of Parent) on the NYSE or any other market in which such securities are quoted for purchase and sale (provided that, the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such change has resulted in, or contributed to, a Company Intervening Event, to the extent not otherwise excluded from the definition of “Company Intervening Event”), (f) the Company and/or any Company Subsidiary meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance or integration synergies for any period, including as a result of any realization by the Company or any of its Subsidiaries of the anticipated benefits of any product launch, initiative or roll-out or other marketing initiative, (g) Parent and/or any Parent Subsidiary failing to meet any internal or published budgets, projections, forecasts or predictions of financial performance or integration synergies for any period, including as a result of any failure by Parent or any of its Subsidiaries to realize the anticipated benefits of any product launch, initiative or roll-out or other marketing initiative and (h) any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products or natural gas liquids or crack spreads. A “Parent Intervening Event” means a Company Intervening Event, except the references therein to the “Company”, “Company Acquisition Proposal”, “Company Intervening Event” and “Parent”, shall be deemed to be references to “Parent”, “Parent Acquisition Proposal”, “Parent Intervening Event” and “the Company”, respectively, and in no event shall any opportunity to acquire (by merger, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, or businesses or enter into any licensing, collaboration or similar arrangements, with any Third Party, constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been, a Parent Intervening Event.

(D) “Company Superior Proposal” means a bona fide written Company Acquisition Proposal (but substituting “50%” for all references to “15%” in the definition of such term) not solicited in violation of this Section 6.2, that the board of directors of the Company has determined in its good faith judgment, after consultation with its outside legal counsel and financial advisor, and taking into account the terms and conditions and all other relevant factors (including all legal, financial and regulatory aspects of the proposal and the Person making the proposal), is reasonably capable of being consummated in accordance with its terms and which, if consummated, would be more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account (1) any revisions to the terms of this Agreement and any Voting Agreement that Parent has committed in writing to make pursuant to Section 6.2(f) and (2) the certainty of completion and the time likely to be required to consummate such Company Acquisition Proposal). A “Parent Superior Proposal” means a “Company Superior Proposal”, except the references therein to a “Company Acquisition Proposal”, the “Company” shall be deemed to be references to “Parent Acquisition Proposal” and “Parent”, and vice versa.

6.3. Proxy Filing; Information Supplied. (a) Parent and the Company shall promptly jointly prepare and file with the SEC the Prospectus/Proxy Statement relating to the Company Stockholder Meeting and the Parent

Stockholder Meeting (the “Prospectus/Proxy Statement”) in preliminary form, and Parent shall promptly prepare and file with the SEC the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Shares in the Merger, which shall include the Prospectus/Proxy Statement (the “S-4 Registration Statement”). Parent and the Company each shall use its reasonable best efforts to have the Prospectus/Proxy Statement cleared by the SEC as promptly as practicable after such filing, and Parent shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after its filing (and keep the S-4 Registration Statement effective for so long as may be necessary to consummate the Merger), and promptly thereafter each of the Company and Parent shall mail their respective Prospectus/Proxy Statement to their respective stockholders. Each of the parties shall promptly furnish to the other all non-privileged information concerning such party that is required by applicable Law to be included in the Prospectus/Proxy Statement or the S-4 Registration Statement so as to enable Parent to file the S-4 Registration Statement and the Company to file the Prospectus/Proxy Statement. Each of the Company, Parent, Merger Sub 1 and Merger Sub 2 shall promptly correct any information provided by it or any of its Representatives for use in the Prospectus/Proxy Statement or the S-4 Registration Statement if and to the extent that such information is discovered by Company, Parent, Merger Sub 1 or Merger Sub 2, as applicable, to be or to have become false or misleading in any material respect. Each of the Company and Parent shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Prospectus/Proxy Statement or the S-4 Registration Statement received by such party from the SEC, including any request from the SEC for amendments or supplements thereto, and shall provide the other with copies of all other material or substantive correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Notwithstanding the foregoing, prior to filing the Prospectus/Proxy Statement and the S-4 Registration Statement or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall provide the other party and its counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in good faith the comments of the other party in connection with any such document or response. None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Prospectus/Proxy Statement or the S-4 Registration Statement unless it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the S-4 Registration Statement, and the issuance of any stop order relating thereto or the suspension of the qualification of Parent Shares for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(b) The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the times of the meeting of stockholders of each of the Company and Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company and Parent will cause the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

(c) If at any time prior to the Requisite Company Vote and the Requisite Parent Vote, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to either of the Prospectus/Proxy Statement or the S-4 Registration Statement, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and, to the extent required under applicable Law, disseminated to the stockholders of each of the Company and Parent.

(d) Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or the NYSE in connection with the Prospectus/Proxy Statement and the S-4 Registration Statement.

6.4. Stockholders Meetings.

(a) The Company shall (i) as soon as reasonably practicable following the date on which the S-4 Registration Statement is declared effective under the Securities Act and the SEC staff advises that it has no further comments on the Prospectus/Proxy Statement or that the Company may commence mailing the Prospectus/Proxy Statement, duly call and give notice of, and commence mailing of the Prospectus/Proxy Statement to the holders of Company Shares as of the record date established for, a meeting of holders of the Company Shares (the “Company Stockholders Meeting”) to consider and vote upon the adoption of this Agreement and (ii) as soon as reasonably practicable (but in any event within 35 days) following the commencement of the mailing of the Prospectus/Proxy Statement pursuant to clause (i) above, convene and hold the Company Stockholders Meeting; provided that the Company may adjourn or postpone the Company Stockholders Meeting to a later date to the extent the Company believes in good faith that such adjournment or postponement is reasonably necessary (A) to ensure that any required supplement or amendment to the Prospectus/Proxy Statement is provided to the holders of Company Shares within a reasonable amount of time in advance of the Company Stockholders Meeting, (B) to allow reasonable additional time to solicit additional proxies necessary to obtain the Requisite Company Vote (including after commencement of a Company Acquisition Proposal that is a tender offer or exchange offer), provided that the Company Stockholders Meeting cannot be postponed by more than 20 business days pursuant to this clause (B) in connection with any individual commencement of a Company Acquisition Proposal that is a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, (C) to ensure that there are sufficient Company Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or (D) otherwise where required to comply with applicable Law. Subject to Section 6.2, the Company’s board of directors shall recommend the adoption of the Agreement at the Company Stockholders Meeting and, unless there has been an Adverse Company Recommendation Change permitted by and in accordance with Section 6.2(d) or Section 6.2(h), shall include the Company Recommendation in the Prospectus/Proxy Statement and take all lawful action necessary, proper or advisable on its part to solicit such adoption.

(b) Parent shall (i) as soon as reasonably practicable following the date on which the S-4 Registration Statement is declared effective under the Securities Act and the SEC staff advises that it has no further comments on the Prospectus/Proxy Statement or that Parent may commence mailing the Prospectus/Proxy Statement, duly call and give notice of, and commence mailing of the Prospectus/Proxy Statement to the holders of Parent Shares as of the record date established for, a meeting of holders of the Parent Shares (the “Parent Stockholders Meeting”) (which record date shall be the same as the record date established by the Company for the Company Stockholders Meeting) to consider and vote upon the issuance of Parent Shares in the Merger and (ii) as soon as reasonably practicable (but in any event within 35 days) following the commencement of the mailing of the Prospectus/Proxy Statement pursuant to clause (i) above, convene and hold the Parent Stockholders Meeting; provided that Parent may adjourn or postpone the Parent Stockholders Meeting to a later date to the extent Parent believes in good faith that such adjournment or postponement is reasonably necessary (A) to ensure that any required supplement or amendment to the Prospectus/Proxy Statement is provided to the holders of Parent Shares within a reasonable amount of time in advance of the Parent Stockholders Meeting, (B) to allow reasonable additional time to solicit additional proxies necessary to obtain the Requisite Parent Vote (including after commencement of a Parent Superior Proposal that is a tender offer or exchange offer), provided that the Parent Stockholders Meeting cannot be postponed by more than 20 business days pursuant to this clause (B) in connection with any individual commencement of a Parent Acquisition Proposal that is a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, (C) to ensure that there are sufficient Parent Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting or (D) otherwise where required to comply with applicable Law. Subject to Section 6.2, Parent’s board of directors shall recommend the approval of the issuance of Parent Shares in the Merger at the Parent Stockholders Meeting and, unless there has been an Adverse Parent Recommendation Change permitted by and in accordance with Section 6.2(d) or Section 6.2(h), shall include the Parent Recommendation in the Prospectus/Proxy Statement and take all lawful action necessary, proper or advisable on its part to solicit such approval.

(c) Parent and the Company shall cooperate to schedule and convene the Parent Stockholders Meeting and the Company Stockholders Meeting on the same date and to establish the same record date for both the Parent Stockholders Meeting and the Company Stockholders Meeting. Notwithstanding any Adverse Company Recommendation Change or Adverse Parent Recommendation Change, unless this Agreement is terminated pursuant to Article VIII, (x) the adoption of this Agreement shall be submitted to the holders of the Company Shares at the Company Stockholders Meeting and (y) the approval of the issuance of Parent Shares in the Merger shall be submitted to the holders of the Parent Shares at the Parent Stockholders Meeting.

6.5. Filings; Other Actions; Notification.

(a) [RESERVED]

(b) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, including filing a Notice and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice pursuant to the HSR Act within 15 business days after the date of this Agreement; provided, however, that (i) nothing in this Agreement, including this Section 6.5, will (and “reasonable best efforts” will in no event) require, or be construed to require, Parent to agree to or take any action (or consent to the Company or any Company Subsidiary agreeing to take, or taking, any action) that would constitute a Burdensome Condition. For purposes of this Agreement, a “Burdensome Condition” means any terms, conditions, liabilities, obligations or commitments that would obligate or require Parent, the Company or any of their respective Subsidiaries to (A) proffer to or agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, any assets, licenses, operations, rights, product lines, businesses or interest therein of the Company or any of its Subsidiaries or (B) agree to any material changes (including through a licensing arrangement) or restriction on, or other impairment of Parent’s or the Company’s ability to own or operate, any assets, licenses, operations, rights, product lines, businesses or interest therein of the Company or any of its Subsidiaries, other than, in the case of each of clause (A) and clause (B), for (1) any sales, divestments, leases, licenses, transfers, disposals, encumbrances or holding separate of, and (2) any agreements to any material changes, restrictions or impairments on, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Subsidiaries, that generated no more than $25,000,000 of EBITDA, in the aggregate (taking into account all proffers and agreements made pursuant to this sentence), in the most recently completed fiscal year for which financial information is available. The Company and its Subsidiaries shall not take or agree to any of the actions set forth in clause (A) or clause (B) of the definition of “Burdensome Condition” without the prior written consent of Parent which, without limiting Parent’s obligations under this Section 6.5(b), may be granted or withheld in Parent’s sole discretion. To the extent Parent so requests in writing (and solely to the extent of such written request), the Company shall and shall cause its Subsidiaries to proffer, consent and/or agree to any of the matters referred to in clause (A) or clause (B) of the definition of “Burdensome Condition” to the extent such proffer, consent or agreement is conditioned on the occurrence of the Effective Time. Nothing in this Agreement shall require, or be construed to require, Parent or any of its Affiliates to defend litigation or any similar proceeding if the United States Department of Justice or the United States Federal Trade Commission authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Merger. If Parent determines to defend any litigation or similar proceeding brought by the Federal Trade Commission or the Antitrust Division of the Department of Justice or any state attorney general in connection with their review (if any) of the Merger, Parent will promptly reimburse the Company for any reasonable and documented expenses and costs (including out-of-pocket auditor’s and attorney’s fees and expenses) incurred in connection with the Company’s or its Subsidiaries’ or Representatives’ involvement therewith. The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act. At the written request of Parent, each of Parent and the Company shall, on a one time basis, (i) agree to extend the waiting period with respect to the Merger under the HSR Act for up to a further 30 days and/or (ii) pull and promptly refile the Notice and Report Forms filed in respect of the Merger. Subject to applicable Laws relating to the exchange of information, Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that each party hereto shall permit the other parties to review in advance, and to the extent practicable each of Parent and the Company will consult with the other on and consider in good faith the views of the other in connection with, any proposed substantive communication to any Governmental Entity in connection with this Agreement or the transactions contemplated by this Agreement (including all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger or the other transactions contemplated by this Agreement (including the Prospectus/Proxy Statement). In exercising the foregoing rights, each of the parties hereto shall act reasonably and as promptly as practicable.

(c) Information. The Company and Parent each shall, upon request by the other, use reasonable best efforts to furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/Proxy Statement, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement; provided, that the limitations set forth in the provisos to Section 6.7 shall apply to the Company’s and Parent’s obligations, mutatis mutandis. In addition, each of the Company and Parent shall use its reasonable best efforts to provide the information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Prospectus/Proxy Statement and the S-4 Registration Statement.

(d) Status.

(i) Subject to applicable Law and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of written notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to such transactions. The Company and Parent each shall give prompt notice to the other of any change, fact or condition of which it becomes aware that would be reasonably likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively, or any breach by such party of its representations, warranties, covenants or agreements hereunder that would reasonably be expected to result in the failure of any condition to the other party’s obligations to effect the Merger hereunder. Subject to Section 6.5(b), neither the Company nor Parent shall permit any of its officers or any other representatives or agents to participate in any substantive meeting or discussion with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(ii) Without limiting the generality of Section 6.5(b) or Section 6.5(d)(i), the Company and Parent shall each promptly advise the other party if it obtains knowledge of (A) any written notice or other written communication from any counterparty to a Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Merger (and provide a copy thereof) or (B) any written notice or other written communication from any other Person alleging that the consent of such Person is or may be required in connection with the Merger (and provide a copy thereof). The Company shall notify Parent as promptly as practicable of any written notice or other written communication received after the date of this Agreement from any party to any Material Contract to the effect that such party has terminated or intends to terminate or otherwise materially adversely modify its relationship with the Company or any Subsidiary of the Company. Notwithstanding the foregoing, a party’s failure to comply with this Section 6.5(d)(ii) (provided that such failure was not in bad faith) shall not constitute a failure of any condition set forth in Article VII to be satisfied, or otherwise provide any other party the right not to effect the transactions contemplated by this Agreement, except to the extent that any other provision of this Agreement independently provides such right.

6.6. Taxation.

(a) The parties intend to adopt this Agreement and the Merger as a plan of reorganization under Section 368(a) of the Code. Notwithstanding any other provision in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter to the contrary, each of the parties hereto shall, and shall cause each of their respective Affiliates to, use its reasonable best efforts to (i) not take any action that would reasonably be expected to prevent or impede the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) cooperate with one another in obtaining the opinion from Davis Polk & Wardwell LLP (or another nationally recognized law firm selected by the Company) described in Section 7.3(c). Parent and the Company shall use commercially reasonable efforts to execute and deliver to the counsel of Parent and the Company officer’s certificates containing appropriate representations at such time or times as may be reasonably requested by such counsel (each, a “Tax Representation Letter”) in connection with the delivery of the opinion described in Section 7.3(c) (in each case, only to the extent that Parent or Company, as the case may be, in good faith reasonably believes that it is able to make such representations truthfully).

(b) Unless otherwise agreed in writing by the Company and Parent, then notwithstanding anything to the contrary herein, Parent, the Surviving Corporation and Merger Sub 2 shall not consummate the Second Merger unless either Parent or the Company provides notice prior to the Closing, to the other party that it elects to have the Second Merger consummated (the “Second Merger Election”) because it reasonably believes, based upon the receipt of an opinion of Davis Polk & Wardwell LLP (or another nationally recognized law firm selected by the Company), that the Second Merger is necessary to enable the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) After the date of this Agreement and prior to the Effective Time, Parent and the Company shall cooperate in good faith with respect to Tax matters relevant to integrating their respective Subsidiaries and operations.

6.7. Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, Contracts and records and, during such period, shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company, Parent, Merger Sub 1 or Merger Sub 2 herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to permit any environmental sampling on any of the properties owned, leased or operated by it or any of its Subsidiaries or (iii) to disclose any privileged information of the Company or any of its Subsidiaries. All requests for information made pursuant to this Section 6.7 shall be directed to the executive officer or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

6.8. Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date. Prior to the Closing, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Company Shares from the NYSE and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than 10 days after the Closing Date.

6.9. Publicity. The initial press release regarding the Merger shall be a joint press release, and thereafter, unless an Adverse Company Recommendation Change or an Adverse Parent Recommendation Change shall have occurred, and except with respect to press releases and other public statements in connection with Section 6.2 (to the extent expressly permitted pursuant to Section 6.2), the Company and Parent each shall consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity. Notwithstanding the foregoing sentence, without prior consultation, each party (a) may, subject to Section 6.2, communicate information that is not confidential information of any other party with financial analysts, investors and media representatives in the ordinary course of business and in a manner consistent with its past practice in compliance with applicable Law and (b) may disseminate information included in a press release or other document already approved for external distribution by the other parties.

6.10. Employee Benefits.

(a) Parent shall, or shall cause the Surviving Corporation to, provide each employee who is actively employed by the Company and its Subsidiaries on the Closing Date (each a “Continuing Employee”) while employed by Parent or any of its Subsidiaries with: (A) during the period commencing at the Effective Time and ending on the 12 month anniversary of the Effective Time, base salary or base wage no less favorable than the base salary or base wage provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, (B) during the period commencing at the Effective Time and ending on the December 31 of the year in which the Effective Time occurs, (x) target annual cash bonus opportunities and severance benefits, in each case, that are no less favorable than those provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time and (y) retirement and welfare benefits (other than defined benefit plan and retiree welfare benefits) that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, and (C) during the period commencing on January 1 of the year following the year in which the Effective Time occurs and ending on the 12 month anniversary of the Effective Time, (x) target annual cash bonus opportunities and severance benefits, in each case, that are substantially comparable to those provided to similarly situated employees of Parent and (y) retirement and welfare benefits (other than defined benefit plan and retiree welfare benefits) that are substantially comparable in the aggregate to those provided to similarly situated employees of Parent; provided, however, that until such time as Parent fully integrates the Continuing Employees into its plans, participation in the Company Benefit Plans shall be deemed to satisfy the foregoing standards, it being understood that the Continuing Employees may commence participating in the plans of Parent on different dates following the Effective Time with respect to different benefit plans; provided, further, that the requirements of this sentence shall not apply to Continuing Employees who are covered by a collective bargaining agreement.

(b) Parent shall (A) use its reasonable best efforts to cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (B) use its reasonable best efforts to give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (C) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, or to the extent it would result in a duplication of benefits.

(c) If requested in writing by Parent at least five business days prior to the Effective Time, the Company shall take (or cause to be taken) all actions reasonably determined by Parent to be necessary or appropriate to terminate, effective not later than the business day immediately prior to the Effective Time, any Company Benefit Plans that contain a cash or deferred arrangement intended to qualify under Section 401(k) of the Code. In the event that Parent requests that such plan(s) be terminated, (i) the Company shall provide Parent with evidence that such plan(s) has been terminated (the form and substance of which shall be subject to review and approval by Parent) not later than the business day immediately preceding the Effective Time and (ii) Parent shall permit each eligible Continuing Employee to become a participant in an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Parent or any of its Subsidiaries (the “Parent 401(k) Plan”) and make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including, to the extent permitted by the Parent 401(k) Plan, all participant loans) in cash or notes (in the case of participant loans and to the extent permitted by the Parent 401(k) Plan) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Continuing Employee from such plan to the Parent 401(k) Plan.

Nothing contained in this Agreement is intended to (A) be treated as an amendment of any particular Company Benefit Plan, (B) prevent Parent, the Company or any of their Affiliates from amending or terminating any of their benefit plans in accordance their terms, (C) prevent Parent, the Company or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (D) create any third party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Company or any of their Affiliates or under any benefit plan which Parent, the Company or any of their Affiliates may maintain.

6.11. Election to Parent’s Board of Directors. Promptly after the Effective Time, Parent shall increase the size of its board of directors in order to cause Paul Foster and Jeff Stevens to be appointed to Parent’s board of directors at such time and, subject to fiduciary obligations under applicable Law, shall use its best efforts to cause Paul Foster and Jeff Stevens to be elected to the board of directors of Parent at the first annual meeting of stockholders of Parent with a proxy mailing date after the Effective Time.

6.12. Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except (a) that expenses incurred in connection with the filing fee for the S-4 Registration Statement and printing and mailing the Prospectus/Proxy Statement and the S-4 Registration Statement shall be shared equally by Parent and the Company and (b) as otherwise expressly set forth in this Agreement.

6.13. Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will (including by Parent providing sufficient funds to the Surviving Corporation or the applicable Subsidiary) indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries and each other Person who, at the request or for the benefit of the Company or any of its Subsidiaries, is or was previously serving as a director or officer, MLP employee or fiduciary of any other Person or any benefit plan of the Company or any benefit plan of any of the Company’s Subsidiaries (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), from and against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement (including all interest, assessments and other charges) or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or the applicable Subsidiary of the Company would have been permitted under Delaware law and under its certificate of incorporation or by-laws or other governing documents in effect on the date of this Agreement to indemnify such Person (and Parent or the Surviving Corporation shall also advance fees, costs and expenses (including attorneys’ fees and disbursements) as incurred to the fullest extent permitted under applicable Law, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Person is not entitled to indemnification hereunder or thereunder).

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.13, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party.

(c) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation (including, for clarity the Surviving Company, if applicable)) regarding elimination of liability of directors, indemnification of directors, officers, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor and comply with their respective obligations under any indemnification agreement with any Indemnified Party in effect as of (and disclosed to Parent prior to) the date hereof, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Party thereunder.

(d) Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance policies (providing only for the Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for the Company) with a claims period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage no less favorable in any material respect to the Indemnified Parties than the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of the amount set forth in Section 6.13(d) of the

Company Disclosure Letter. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage no less favorable in any material respect to the Indemnified Parties than that provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable to the Indemnified Parties as provided in the Company’s existing policies as of the date of this Agreement), provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, provided further that if the annual premia of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation (including, for clarity, the Surviving Company, if applicable) shall assume all of the obligations set forth in this Section 6.13.

(f) The provisions of this Section 6.13 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(g) The rights of the Indemnified Parties under this Section 6.13 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

6.14. Company Debt Arrangements.

(a) From the date hereof through the Effective Time, at Parent’s written request, the Company shall use its reasonable best efforts to cooperate with, and provide all reasonable assistance to, Parent in connection with any steps Parent may, in its sole discretion, determine are necessary or desirable to take in order for Parent to retire, repay, defease, repurchase or redeem, effective at or after the Effective Time, some or all amounts outstanding under (a) any or all Company Credit Agreements (other than the MLP Credit Agreement) and/or (b) any or all Company Indentures, which cooperation and assistance shall include, arranging for (x) the optional redemption, defeasance or other repurchase by the Parent (on behalf of the Company) or any of Parent’s Subsidiaries of, or a tender offer by Parent (on behalf of the Company) or any of Parent’s Subsidiaries for, some or all of the notes issued pursuant to any Company Indenture (and in connection therewith, obtaining the release of all guarantees and liens with respect thereto), provided that the consummation of any such redemption, repurchase or tender offer shall be contingent upon the occurrence of the Effective Time unless otherwise agreed by the Company or (y) the repayment or prepayment by Parent or any of Parent’s Subsidiaries of any amounts outstanding under any Company Credit Agreement (other than the MLP Credit Agreement) on or after the Closing Date (and in connection therewith, obtaining the termination of all commitments under and the release of all guarantees and liens with respect thereto), provided that the consummation of any such repayment or prepayment shall be contingent upon the occurrence of the Effective Time unless otherwise agreed by the Company.

(b) The Company shall use its reasonable best efforts to timely make all notices, and timely take all such other actions, required to be made by it pursuant to each Company Credit Agreement (other than the MLP Credit Agreement) and Company Indenture in connection with this Agreement and/or any of the transactions contemplated hereby.

(c) All documentation prepared by the Company, the Company’s Subsidiaries and/or the Representatives of any of the foregoing in connection with this Section 6.14 shall be subject to the prior review, comment and approval of Parent.

(d) Section 6.14 shall be subject to Sections 6.17(d) and 6.17(e).

(e) For purposes of this Agreement:

(i) “Company Credit Agreements” means (A) the Third Amended and Restated Revolving Credit Facility, dated as of October 2, 2014 (as amended pursuant to the First Amendment thereto on April 29, 2015 and the Second Amendment thereto on May 27, 2016 and as otherwise modified prior to the date hereof), by and among the Company, the Company Subsidiaries from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, (B) the Term Loan Credit Agreement, dated as of November 12, 2013 (as amended by Amendment No. 1 thereto on November 25, 2013, Amendment No. 2 thereto on April 29, 2015 and Amendment No. 3 thereto on May 27, 2016, as supplemented by the Incremental Supplement thereto on June 23, 2016 and as otherwise modified prior to the date hereof), by and among the Company, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent, (C) the Amended and Restated Credit Agreement, dated as of September 29, 2014 (as amended by Amendment No. 1 thereto on February 29, 2016 and as otherwise modified prior to the date hereof), by and among Northern Tier Energy LLC, each subsidiary of Northern Tier Energy LLC party thereto, the lenders and issuing banks from time to time party thereto and J.P. Morgan Chase Bank, N.A. as administrative agent and collateral agent, (D) the Credit Agreement, dated as of October 16, 2013 (as amended by the Commitment Increase and First Amendment thereto on September 15, 2016) (the “MLP Credit Agreement”), by and among the MLP, the lenders from time to time party thereto and Well Fargo Bank, National Association, as administrative agent, swing line lender and L/C issuer and (E) any other credit agreements or facilities to which the Company or any of its Subsidiaries is a party.

(ii) “Company Indentures” means (A) that certain Indenture, dated as of February 11, 2015 (the “MLP Indenture”), among the MLP, WNRL Finance Corp., the Guarantors named therein and U.S. Bank National Association, as trustee, (B) that certain Indenture, dated as of March 25, 2013, among the Company, the Guarantors named therein and U.S. Bank National Association, as trustee, paying agent, registrar and transfer agent, (C) that certain Indenture, dated November 8, 2012, by and among Northern Tier Energy LLC, Northern Tier Finance Corporation, the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, and the supplemental Indenture, dated September 29, 2014, by and among Northern Tier Energy LLC, Northern Tier Finance Corporation, the subsidiary guarantors party thereto and Deutsche Bank Trust Company America and (D) any other indentures to which the Company or any of its Subsidiaries is a party.

6.15. Other Actions by the Company and Parent.

(a) Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement or any Voting Agreement, each of Parent and the Company and their respective boards of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and by the Voting Agreements and otherwise act to eliminate (or to the extent elimination is not possible, minimize) the effects of such statute or regulation on such transactions.

(b) Dividends. The Company shall coordinate with Parent the declaration, setting of record dates and payment dates of dividends on Company Shares so that holders of Company Shares do not receive dividends on both Company Shares and Parent Shares received in the Merger in respect of any calendar quarter or fail to receive a dividend on either Company Shares or Parent Shares received in the Merger in respect of any calendar quarter.

(c) Section 16 Matters. The board of directors of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the

Exchange Act to exempt (i) the disposition of Company Shares, Company Equity Awards and other derivative securities with respect to Company Shares, (ii) the conversion of Company Shares, Company Equity Awards and other derivative securities with respect to Company Shares into Parent Shares or other derivative securities with respect to Parent Shares, as the case may be, and (iii) the acquisition of Parent Shares or other derivative securities with respect to Parent Shares as the case may be, pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act.

(d) The Company agrees that, from and after January 1, 2017 and prior to the Effective Time, neither the Company nor any of its Subsidiaries (other than the MLP) shall (i) file any registration statement (other than on Form S-8 and other than prospectus supplements to existing registration statements) or (ii) consummate any unregistered offering of securities that by the terms of such offering requires subsequent registration under the Securities Act.

6.16. Litigation. The Company shall control the defense and settlement of any litigation or other legal proceedings against the Company or any of its directors relating to this Agreement, the Merger or other transactions contemplated by this Agreement; provided that the Company shall give Parent the opportunity to participate in the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar Persons by any stockholder of the Company relating to this Agreement the Merger, or any other transaction contemplated hereby without the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed

6.17. Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or desirable to (i) satisfy on a timely basis all terms and conditions applicable to Parent and Parent’s Subsidiaries set forth in the Commitment Letter that are within its control (other than, for the avoidance of doubt, any condition where the failure to be so satisfied results from the Company’s failure to deliver the Required Information), (ii) maintain in effect the Commitment Letter and negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter and (iii) subject to the other terms and provisions of this Agreement, to consummate the Financing at the Closing to the extent the proceeds thereof are needed to pay the Cash Consideration and to pay all other cash amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement; provided that, notwithstanding clauses (i) and (ii) above, Parent may substitute one or more other debt financing contemplated by the Commitment Letter, whether with the same and/or alternative financing sources (any such substitute financing, a “Permitted Alternative Financing”), so long as such substitution does not reduce the aggregate amount of Financing and would not reasonably be expected to delay or prevent the Closing or make the timely funding of the Financing materially less likely to occur to the extent needed to consummate the Merger. Parent will notify the Company in writing promptly (and in any event within three business days) (A) of any breach or default of the Commitment Letter by any party to the Commitment Letter of which Parent becomes aware, (B) if and when Parent becomes aware that any portion of the Financing may not be available to consummate the funding of the transactions contemplated by this Agreement, (C) of the receipt by Parent of any written notice or other written communication from any Person with respect to any actual or potential breach, default, termination or repudiation by, any party to the Commitment Letter that would reasonably be expected to result in the Financing not being available or a material delay to the Closing Date, (D) of any material dispute or disagreement between Parent and any other parties to the Commitment Letter or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded on the Closing Date and (E) of any expiration or termination of the Commitment Letter. To the extent requested in writing by the Company, Parent will keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing. Parent will not replace (except with Permitted Alternative Financing), amend or waive the Commitment Letter without the Company’s prior written consent if such replacement, amendment or waiver reduces the aggregate amount of the Financing or amends the Financing, in each case, in a manner that would reasonably be expected to delay or prevent the Closing or make the timely funding of the Financing materially less likely to occur to the extent needed to consummate the Merger (it being understood that Parent may amend or supplement the Commitment Letter (and the related fee and engagement letters) on one or more occasions to add additional arrangers, bookrunners, agents, other titled persons and lenders in accordance with the terms of the Commitment Letter (but not to make any other changes other than to the extent otherwise permitted above). For purposes of this Agreement, all references to Financing shall be deemed to include any Alternative Financing (as defined below), and all references to Financing Sources shall include the persons providing or arranging, underwriting or placing any Alternative Financing.

(b) If, notwithstanding the use of reasonable best efforts by Parent to satisfy its obligations under this Section 6.17, the Financing under the Commitment Letter or the Commitment Letter (or any definitive financing agreement relating thereto) expire or are terminated or become unavailable prior to the Closing Date, in whole or in part, for any reason, and such portion is reasonably required to fund the amounts contemplated to be paid by Parent pursuant to this Agreement, Parent shall use its reasonable best efforts promptly to arrange for alternative financing (“Required Alternative Financing” and together with Permitted Alternative Financing, the “Alternative Financing”) (which shall not, without the prior written consent of the Company, impose any new or additional condition or otherwise expand any condition to the receipt of the Financing to the extent such new, additional or expanded condition would cause the Financing to be materially less likely to occur to the extent needed to consummate the Merger) to replace the financing contemplated by such expired, terminated, or unavailable commitment or arrangement. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.17 shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require, Parent to pay any fees or any interest rates applicable to the Financing in excess of those contemplated by the Commitment Letter and the related fee letter (including the market flex provisions) and engagement letter or require Parent to agree to other terms and conditions materially less favorable to Parent than those set forth in the Financing. Parent and the Merger Subs shall deliver to the Company true and correct copies of all contracts or other arrangements pursuant to which any alternative source shall have committed to provide any portion of any Required Alternative Financing.

(c) The Company shall use and cause its Subsidiaries to use its and their reasonable best efforts to cause its and their respective officers, directors, employees, accountants, consultants, investment bankers, agents and other non-legal advisor and Representatives to provide to Parent all cooperation as is reasonably requested by Parent in connection with arranging, obtaining and syndicating the Financing, including (i) promptly furnishing Parent and its Financing Sources with (A) such financial statements, financial data, audit reports and other pertinent information regarding the Company and its Subsidiaries of the type required by SEC Regulation S-X and SEC Regulation S-K under the Securities Act (including assistance in the preparation of pro forma financial information) for registered offerings of debt securities of the type contemplated by the Financing, to the extent the same is of the type and form customarily included in private placements under Rule 144A under the Securities Act to consummate the offering and of the type and form customarily included in offering memoranda for high-yield debt securities, such financial statements to include audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows and related notes thereto of the Company, for the three fiscal years most recently ended at least 90 days prior to the Closing Date and unaudited consolidated balance sheets and related statements of income, cash flows and related notes thereto of the Company, for each subsequent fiscal quarter (excluding the fourth quarter of any fiscal year) ended at least 45 days prior to the Closing Date, in each case, with comparative financial information for the equivalent period of the prior year (which shall have been reviewed by the independent accountants for the Company as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722); (B) information regarding the Company and its Subsidiaries customarily included in information memoranda and other syndication materials for revolving and term loan facilities, and (C) draft comfort letters (including negative assurance comfort) to be provided by the independent auditors of the Company that can be provided in final form on any date during the relevant period (collectively, the “Required Information”), (ii) making senior management of the Company available at reasonable times and locations and upon reasonable prior notice, to participate in meetings (including one-on-one meetings or conference calls with the parties acting as agents, arrangers or underwriters for, and prospective lenders or other providers of, the Financing), drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions, (iii) assisting Parent and its Financing Sources in (A) the preparation of (x) offering documents, private placement memoranda, prospectuses, syndication documents and materials including information memoranda, lender presentations and other marketing documents (including “public side” versions thereof), and similar documents for any portion of the Financing, including, if an offering of debt securities is conducted by Parent after January 15, 2017 and prior to the filing by the Company of its Annual Report on Form 10-K for the year ended December 31, 2016, a customary qualitative or if available, quantitative “recent developments” section (the “Recent Developments Section”) with a brief discussion of the Company’s expected consolidated results of operations for both the quarter ended December 31, 2016 and the fiscal year ended December 31, 2016, which discussion shall only include ranges, if available, of the Company’s expected results of operations for such period, and (y) materials for rating agency presentations and (B) the conduct of any field examination and inventory appraisals, and the preparation of any related reports, in connection with any portion of the Financing in the form of an asset-based credit facility, (iv) cooperating with the marketing efforts of Parent and its Financing Sources, including, to the extent applicable, obtaining and providing representation and authorization letters and arranging for customary auditor consents for use of the Required Information and other financial data in the marketing documentation, (v) assisting in obtaining corporate and facility credit ratings, (vi) using reasonable best efforts to cause the independent accountants and local and internal counsel of the Company to provide assistance to Parent including in connection with providing customary review of interim financial statements as provided in Statement on Auditing Standards No. 100, comfort letters (which comfort letters shall not address or opine on the preliminary financial information included in any Recent Developments Section) and opinions of counsel (including providing customary back-up certificates), (vii) providing, at least seven business days prior to Closing, information as required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 and (viii) assisting in the negotiation and preparation of, any credit agreement, indenture, note, purchase agreement, underwriting agreement, guarantees, security agreements, customary closing certificates and other certificates, letters and documents as may be reasonably requested by Parent, in each case contemplated in connection with the Financing.

(d) Notwithstanding Sections 6.14 and 6.17 or any other sections in this Agreement to the contrary, the actions contemplated in Section 6.14 and this Section 6.17, or under any other provision of this Agreement with respect to the Financing or the arrangements contemplated by Section 6.14 with respect to the Company Credit Agreements and Company Indentures, do not and shall not (i) require such cooperation to the extent it would require the Company, any of its Subsidiaries, or any of its or their respective Representatives to waive or amend any terms of this Agreement, incur any actual or potential liabilities (of any kind), pay any fees, reimburse any expenses, or provide any indemnity, or enter into any definitive agreement (other than customary authorization and representation letters), in each case, with respect to any Financing, any actions with respect to the Company Indentures or Company Credit Agreement or any cooperation provided pursuant to Section 6.14 or this Section 6.17, in each case of the foregoing prior to the Closing that is not contingent on the Closing or which Parent is not obligated to reimburse or indemnify the Company or its Subsidiaries under this Agreement, or take any actions that would cause the Company or any of its Subsidiaries to breach this Agreement or become unable to satisfy a condition to the Closing, (ii) require such cooperation from the Company, any of its Subsidiaries, or any of its or their respective Representatives to the extent it would reasonably be expected to materially interfere with the ongoing operations of the Company or any of its Subsidiaries, (iii) involve any binding commitment by the Company, any of its Subsidiaries, or any of its or their respective Representatives (other than customary authorization and representation letters) which commitment is not conditioned on the Closing and does not terminate without liability to the Company, any of its Subsidiaries, or any of its or their respective Representatives upon the termination of this Agreement, (iv) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to be the issuer of any securities or issue any offering document prior to

Closing or require the Company, any of its Affiliates, or any of its or their respective Representatives to enter into or approve any Financing or purchase agreement for any Financing prior to the Closing, (v) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to provide any information the disclosure of which is prohibited or restricted by applicable Law or legal proceeding or that is legally privileged and disclosure of which would result in a loss of privilege, (vi) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to take any action that will conflict with or violate the organizational documents of such person or any applicable Law or legal proceeding, (vii) require any officer, director or employee of the Company or any of its Subsidiaries to deliver or be required to deliver any certificate or take any other action pursuant to Section 6.14 or this Section 6.17 to the extent any such action would reasonably be expected to result in personal liability to such officer, director or employee, (viii) require the Company, any of its Subsidiaries, or any of its or their respective Representatives prior to Closing to make any representation to Parent, any of its Affiliates, any lender, agent or lead arranger to any Financing, or any other person with respect to any actions under this Section 6.17, as to the solvency of the Company, any of its Subsidiaries, or any of its or their respective Representatives, or to deliver or require to be delivered any solvency or similar certificate or (viii) seek any amendment, waiver, consent or other modification under any Company Credit Agreement or any Company Indenture.

(e) Parent shall indemnify and hold harmless the Company, its Subsidiaries, and their respective Representatives from, against and in respect of any losses, liabilities, damages, claims, costs, expenses, interest, awards, judgments or penalties, of any kind (“Losses”), imposed on, sustained, incurred or suffered by, or asserted against, any of them, directly or indirectly relating to, arising out of or resulting from any cooperation requested by Parent pursuant to Section 6.14 or this Section 6.17, and/or the provision of information utilized in connection therewith (other than arising from information provided by the Company and its Subsidiaries used in a manner agreed to by the Company) to the fullest extent permitted by applicable Law, except to the extent such Losses arise out of the gross negligence, bad faith, fraud or willful misconduct of the Company or any of its Subsidiaries or any of its or their respective Representatives. Parent shall from time to time (and upon request by the Company) promptly reimburse the Company for any reasonable and documented out-of-pocket expenses and costs (including reasonable out-of-pocket auditor’s and attorney’s fees and expenses) incurred in connection with the Company’s or its Subsidiaries’ or Representatives’ obligations under Section 6.14 or this Section 6.17 (provided that such reimbursement shall not include general auditor and legal expenses the Company would have incurred regardless of whether cooperation was requested pursuant to Section 6.14 or this Section 6.17). This Section 6.17(e) shall survive the Effective Time or earlier termination of this Agreement.

(f) For purposes of this Agreement, “Financing Sources” means the Persons (other than Parent or any of its Subsidiaries) that have committed to provide or otherwise entered into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement in connection with, or are otherwise acting as an arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative or collateral agent, trustee or similar representative in connection with, any portion of the Financing, including (x) the parties named in the Commitment Letter, any joinder agreements and the fee letter contemplated therein (and their respective successors and permitted assigns) and (y) the Persons that have committed to provide or otherwise entered into definitive financing documents contemplated by the Commitment Letter (and their respective successors and permitted assigns) together with, in each case, their respective Affiliates and their and their respective Affiliates’ former, current or future officers, directors, employees, partners, managers, members, controlling persons, agents, legal counsel, advisors, consultants and other representatives.

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Company Shares constituting the Requisite Company Vote in accordance with applicable Law and the certificate of incorporation and by-laws of the Company, and the issuance of Parent Shares pursuant to the Merger shall have been duly approved by the holders of Parent Shares constituting the Requisite Parent Vote.

(b) NYSE Listing. The Parent Shares issuable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

(c) Regulatory Consents. The waiting period under the HSR Act applicable to the consummation of the Merger and the other transactions contemplated by this Agreement shall have expired or been terminated, in each case without the imposition of, or requirement to agree to, any terms, conditions, liabilities, obligations or commitments that, individually or in the aggregate, constitute a Burdensome Condition (provided that for purposes of the condition to the Company’s (as opposed to Parent’s) obligation to effect the Merger set forth in this Section 7.1(c), the reference to “$25,000,000” in the definition of Burdensome Condition shall be deemed to be a reference to “$75,000,000”).

(d) Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any applicable Law, (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”).

(e) S-4. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued (and not rescinded), and no proceedings for that purpose shall be pending before the SEC.

7.2. Conditions to Obligations of Parent, Merger Sub 1 and Merger Sub 2. The obligations of Parent, Merger Sub 1 and Merger Sub 2 to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in (i) Section 5.1 (other than Section 5.1(a) (first sentence) (Incorporation), Section 5.1(b)(i) (Company Capitalization), Section 5.1(b)(ii) (MLP Capitalization), Section 5.1(c) (Corporate Authority, Approval and Fairness), 5.1(d)(ii)(A) (Non-Contravention), Section 5.1(f)(ii) (Absence of Certain Changes), Section 5.1(j) (Takeover Statutes), and Section 5.1(t) (Brokers and Finders)) shall be true and correct (without regard to “materiality”, “Company Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not be reasonably be expected to have a Company Material Adverse Effect, (ii) Section 5.1(b)(i) (Company Capitalization) and Section 5.1(b)(ii) (MLP Capitalization) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), except for such inaccuracies as would not in the aggregate be material in amount or effect, (iii) Section 5.1(f)(ii) (Absence of Certain Changes)

shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of such date and time and (iv) Section 5.1(a) (first sentence) (Incorporation), Section 5.1(c) (Corporate Authority, Approval and Fairness), Section 5.1(d)(ii)(A) (Non-Contravention), Section 5.1(j) (Takeover Statutes) and Section 5.1(t) (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date). Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such executive officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed and complied with, in all material respects, all of its obligations under this Agreement required to be performed or complied with by it at or prior to the Closing, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 set forth in (i) Section 5.2 (other than Section 5.2(a) (first sentence) (Incorporation), Section 5.2(b) (Capital Structure), Section 5.2(c) (Corporate Authority; Approval), Section 5.2(d)(ii)(A) (Non-Contravention), Section 5.2(f)(ii) (Absence of Certain Changes) and Section 5.2(j) (Brokers and Finders)), shall be true and correct (without regard to “materiality”, “Parent Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not be reasonably be expected to have a Parent Material Adverse Effect, (ii) Section 5.2(f)(ii) (Absence of Certain Changes) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of such date and time, (iii) Section 5.2(a) (first sentence) (Incorporation), Section 5.2(b) (Capital Structure), Section 5.2(c) (Corporate Authority, Approval and Fairness), Section 5.2(d)(ii)(A) (Non-Contravention) and Section 5.2(j) (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date) and (iv) the Company shall have received at the Closing a certificate signed on behalf of Parent, Merger Sub 1 and Merger Sub 2 by an executive officer of Parent to the effect that such executive officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent, Merger Sub 1 and Merger Sub 2. Each of Parent, Merger Sub 1 and Merger Sub 2 shall have performed and complied with, in all material respects, all of their respective obligations under this Agreement required to be performed or complied with by them at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent, Merger Sub 1 and Merger Sub 2 by an executive officer of Parent to such effect.

(c) Opinion as to Tax Treatment. The Company shall have received an opinion of Davis Polk & Wardwell LLP (or another nationally recognized law firm selected by the Company) substantially to the effect that (i) for U.S. federal income tax purposes (x) if a Second Merger Election has not been made, the First Merger, without regard to the consummation of the Second Merger, or (y) if a Second Merger Election has been made, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) in either case, the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368(b) of the

Code. In rendering such opinion, such law firm shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in this Agreement and in the Tax Representation Letters described in Section 6.6(a).

ARTICLE VIII

Termination

8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after either of the Requisite Company Vote and the Requisite Parent Vote, by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after either of the Requisite Company Vote and the Requisite Parent Vote, by action of the board of directors of either Parent or the Company if:

(a) the First Merger shall not have been consummated by November 16, 2017 (the “End Date”);

(b) the adoption of this Agreement by the stockholders of the Company shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement;

(c) the approval by Parent’s stockholders of the issuance of Parent Shares pursuant to the Merger shall not have been obtained at the Parent Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement; or

(d) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable.

The right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to, or the occurrence of, the consummation of the First Merger.

8.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by action of the board of directors of the Company:

(a) solely prior to the time the Requisite Company Vote is obtained, in order for the Company to enter into an Alternative Acquisition Agreement providing for the consummation of a Company Superior Proposal in compliance with Section 6.2(d)(y) (after having fully complied with Section 6.2, including Section 6.2(f), in respect of such Company Superior Proposal); provided that the Company pays the Termination Fee prior to or concurrently with the termination of this Agreement; or

(b) at any time prior to the Effective Time, whether before or after the Requisite Company Vote is obtained, if:

(i) an Adverse Parent Recommendation Change shall have occurred; or

(ii) there has been a breach of any representation, warranty, covenant or agreement made by Parent, Merger Sub 1 or Merger Sub 2 in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) 30 days after written notice thereof is given by the Company to Parent and (y) the fifth business day prior to the End Date.

8.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent:

(a) solely prior to the time the Requisite Parent Vote is obtained, in order for Parent to enter into an Alternative Acquisition Agreement providing for the consummation of a Parent Superior Proposal in compliance with Section 6.2(d)(y) (after having fully complied with Section 6.2, including Section 6.2(f), in respect of such Parent Superior Proposal); provided that Parent pays the Reverse Termination Fee prior to or concurrently with the termination of this Agreement; or

(b) at any time prior to the Effective Time, whether before or after the Requisite Parent Vote is obtained, if:

(i) if an Adverse Company Recommendation Change shall have occurred; or

(ii) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) 30 days after written notice thereof is given by Parent to the Company and (y) the fifth business day prior to End Date.

8.5. Effect of Termination and Abandonment. (a) Except as otherwise provided in this Section 8.5, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful material breach of this Agreement, (ii) the provisions set forth in Section 6.5(b) (fourth to last sentence), Section 6.17(e), this Section 8.5 and Article IX (other than the first sentence of Section 9.1 and Section 9.5(c)) shall survive termination of this Agreement.

(b) Payment of Termination Fee.

(i) If this Agreement is terminated (x) by Parent either pursuant to Section 8.4(b)(i) (Adverse Company Recommendation Change) or pursuant to Section 8.4(b)(ii) (Company Breach) following a willful and material breach of Section 6.2 by the Company or its Representatives or (y) by the Company pursuant to Section 8.3(a) (Company Signs Alternative Acquisition Agreement), then the Company shall pay to Parent, by wire transfer of immediately available funds, $120,000,000 (the “Termination Fee”), (A) within two business days after such a termination of this Agreement by Parent and (B) immediately before and as a condition to such termination in the case of such a termination by the Company.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) (End Date) or Section 8.2(b) (Company No Vote), or by Parent pursuant to Section 8.4(b)(ii) (Company Breach) (other than due to a willful and material breach of Section 6.2 by the Company or its Representatives), (B) a Company Acquisition Proposal shall have been publicly announced after the date of this Agreement and not publicly unconditionally withdrawn prior to the Company Stockholders Meeting and (C) within 12 months following the date of such termination (1) the Company board of directors shall have recommended that stockholders vote in favor of or tender into a Company Acquisition Proposal, (2) the Company shall have entered into an Alternative Acquisition Agreement providing for the consummation of a Company Acquisition Proposal or (3) a Company Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Company Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in cash in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C) above, the Termination Fee (net of the amount, if any, that has previously been paid to the Company pursuant to Section 8.5(b)(iii)).

(iii) Without prejudice to the payment of the Termination Fee pursuant to Section 8.5(b)(ii), if this Agreement is terminated by Parent or the Company pursuant to Section 8.2(b) (Company No Vote), the Company shall pay to Parent, in cash in immediately available funds, an amount equal to $41,100,000 (A) within two business days after such a termination of this Agreement by Parent and (B) immediately before and as a condition to such termination in the case of such a termination by the Company.

(iv) The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee or reimbursement of expenses set forth in this Section 8.5(b) or any portion of such amounts, the Company shall pay to Parent and Merger Sub their costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee, at the prime rate of Citibank N.A. in effect on the date such payment was required to be made, from the date such payment was required to be made through the date of payment.

(c) Payment of Reverse Termination Fee.

(i) If this Agreement is terminated (x) by the Company either pursuant to Section 8.3(b)(i) (Adverse Parent Recommendation Change) or pursuant to Section 8.3(b)(ii) (Parent Breach) following a willful and material breach of Section 6.2 by Parent or its Representatives or (y) by Parent pursuant to Section 8.4(a) (Parent Signs Alternative Acquisition Agreement), then Parent shall pay to the Company, by wire transfer of immediately available funds, $240,000,000 (the “Reverse Termination Fee”), (A) within two business days after such a termination of this Agreement by the Company and (B) immediately before and as a condition to such termination in the case of such a termination by Parent.

(ii) Without prejudice to the payment of the Reverse Termination Fee pursuant to Section 8.5(c)(iii), if this Agreement is terminated by Parent or the Company pursuant to Section 8.2(c) (Parent No Vote), Parent shall pay to the Company, in cash in immediately available funds, an amount equal to $41,100,000 (A) within two business days after such a termination of this Agreement by the Company and (B) immediately before and as a condition to such termination in the case of such a termination by Parent.

(iii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) (End Date) or Section 8.2(c) (Parent No Vote), or by the Company pursuant to Section 8.3(b)(ii) (Parent Breach) (other than due to a willful and material breach of Section 6.2 by Parent or its Representatives), (B) a Parent Acquisition Proposal shall have been publicly announced after the date of this Agreement and not publicly unconditionally withdrawn prior to the Parent Stockholders Meeting and (C) within 12 months following the date of such termination (1) Parent’s board of directors shall have recommended that stockholders vote in favor of or tender into a Parent Acquisition Proposal, (2) shall have entered into an Alternative Acquisition Agreement providing for the consummation of a Parent Acquisition Proposal or (3) a Parent Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Parent Acquisition Proposal shall be deemed to be a reference to “50%”), then Parent shall pay to the Company in cash in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C) above, the Reverse Termination Fee (net of the amount, if any, that has previously been paid to the Company pursuant to Section 8.5(c)(ii)).

(iv) Parent acknowledges that the agreements contained in this Section 8.5(c) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent fails to promptly pay the amount due pursuant to this Section 8.5(c), and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the fee or reimbursement of expenses set forth in this Section 8.5(c) or any portion of such amounts, Parent shall pay to the Company its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

(d) Exclusive Remedy. The parties agree and understand that (i) in no event shall the Company be required to pay the Termination Fee on more than one occasion (provided that the Company may be required to pay a portion of the Termination Fee in the circumstances set forth in Section 8.5(b)(iii) and the remainder of the Termination Fee in the circumstances set forth in Section 8.5(b)(ii)), (ii) in no event shall Parent be required to pay the Reverse Termination Fee on more than one occasion (provided that Parent may be required to pay a portion of the Reverse Termination Fee in the circumstances set forth in Section 8.5(c)(ii) and the remainder of the Reverse Termination Fee in the circumstances set forth in Section 8.5(c)(iii)) and (iii) if Parent receives the full amount of the Termination Fee from the Company in the circumstances described in Section 8.5(b) or the Company receives the full amount of the Reverse Termination Fee from Parent in the circumstances described in Section 8.5(c), such payment shall be the sole and exclusive remedy of the receiving party against the paying party and its Subsidiaries and their respective former, current or future partners, stockholders, managers, members, Affiliates, Representatives and the Financing Sources and none of the paying party, any of its Subsidiaries or any of their respective former, current or future partners, stockholders, managers, members, Affiliates, Representatives or the Financing Sources shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

ARTICLE IX

Miscellaneous and General

9.1. Survival. This Article IX and the agreements of the Company, Parent, Merger Sub 1 and Merger Sub 2 contained in Article II, Article III, Article IV, Sections 6.6 (Taxation), 6.8 (Stock Exchange Listing and De-listing), 6.10 (Employee Benefits), 6.11 (Election to Parent’s Board of Directors), 6.12 (Expenses) and 6.13 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger.

9.2. Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in writing by the parties hereto, by action of the board of directors of the respective parties; provided that after the Requisite Company Vote or Requisite Parent Vote has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company or the stockholders of Parent, respectively, under applicable Law without such approval having first been obtained. Notwithstanding anything to the contrary in this Agreement, none of this sentence of this Section 9.2, Section 8.5(d), the last sentence of Section 9.5(a), the last sentence of Section 9.5(b) or the last sentence of Section 9.8 or Section 9.15 (and no definition set forth in, or other provision of, this Agreement to the extent that a modification, amendment or waiver of such definition or other provision would modify, amend or waive the substance of this Section 9.2, Section 8.5(d), the last sentence of Section 9.5(a), the last sentence of Section 9.5(b), the last sentence of Section 9.8 or Section 9.15), may be modified, amended or waived in a manner adverse to any Financing Source without the prior written consent of such Financing Source (and any such modification, amendment or waiver without such prior written consent shall be null and void).

9.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE. (a) THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO

THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD HAVE THE EFFECT OF APPLYING THE LAWS OF, OR DIRECTING A MATTER TO, ANOTHER JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and the Voting Agreements and of the documents referred to in this Agreement and the Voting Agreements, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement, any Voting Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. Notwithstanding anything in this Agreement to the contrary, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources in any way relating to this Agreement, the Financing, the Commitment Letter or any other agreement relating to the Financing, or the performance thereof or the financings contemplated thereby shall, except as specifically set forth in the Commitment Letter, be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the conflict of law principles thereof to the extent that such principles would have the effect of applying the laws of, or directing a matter to, another jurisdiction, and each party agrees not to bring or support any Person in any action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing, the Commitment Letter or any other agreement relating to the Financing, or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR ANY VOTING AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY VOTING AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY VOTING AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED TO SUCH PARTY, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE VOTING AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5. Each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) involving the Financing Sources or directly or indirectly arising out of or relating in any way to the Financing, the Commitment Letter or any other agreement relating to the Financing or the performance thereof or the financings contemplated thereby.

(c) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this

Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, without the necessity of proving the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such party is entitled at Law or in equity. The parties further agree that (x) by seeking the remedies provided for in this Section 9.5(c), a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including, subject to Section 8.5(d), monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.5(c) are not available or otherwise are not granted and (y) nothing contained in this Section 9.5(c) shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.5(c) before exercising any termination right under Article VIII (and pursuing damages after such termination) nor shall the commencement of any action pursuant to this Section 9.5(c) or anything contained in this Section 9.5(c) restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

9.6. Notices. Any notice, request, instruction or other document or communication to be given to any party hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, email or overnight courier:

if to Parent, Merger Sub 1 or Merger Sub 2:

Kim Rucker

Executive Vice President, General Counsel & Secretary

Tesoro Corporation

19100 Ridgewood Parkway

San Antonio, TX 78259

fax: Separately provided to the Company

Email: Separately provided to the Company

(with a copy, which shall not constitute notice, to)

Frank J. Aquila, Esq.

Audra D. Cohen, Esq.

Sullivan & Cromwell LLP

125 Broad Street, New York, NY 10004

fax: (212) 558-3588

Email: cohena@sullcrom.com

aquilaf@sullcrom.com

if to the Company:

Lowry Barfield

1250 W. Washington Street

Suite 101

Tempe, Arizona 85281

fax: Separately provided to Parent

Email: Separately provided to Parent

(with a copy, which shall not constitute notice, to)

John D. Amorosi, Esq.

Marc O. Williams, Esq.

Davis, Polk & Wardwell LLP

450 Lexington Ave., New York, NY 10017

fax: (212) 701-5010

Email: john.amorosi@davispolk.com

            marc.williams@davispolk.com

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon telephonic or written confirmation of receipt (excluding out of office replies) if sent by facsimile or email; or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7. Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Voting Agreements and the Confidentiality Agreement, dated October 10, 2016, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter of this Agreement. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, MERGER SUB 1, MERGER SUB 2, OR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8. No Third Party Beneficiaries. Except as provided in Section 6.13 (Indemnification; Directors’ and Officers’ Insurance), Parent, Merger Sub 1, Merger Sub 2 and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.13 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding the foregoing, each of the Financing Sources shall be an express third party beneficiary of and shall be entitled to rely on this sentence of Section 9.8, Section 8.5(d), the last sentence of Section 9.2, the last sentence of Section 9.5(a), the last sentence of Section 9.5(b) and Section 9.15 and each of the Financing Sources may enforce such provisions.

9.9. Obligations of Parent and of the Company. Whenever this Agreement requires Merger Sub 1, Merger Sub 2 or any other Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub 1, Merger Sub 2 or such other Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent, Merger

Sub 1 and Merger Sub 2 when due, and Parent, Merger Sub 1 and Merger Sub 2 will indemnify the Company against liability for any such Taxes.

9.11. Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.13. Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to any statute, rule, regulation, law or Law shall be deemed to refer to all applicable Laws as amended or supplemented from time to time and to any rules, regulations and interpretations promulgated thereunder. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, in accordance with its terms. References to any Person include the successors and permitted assigns of that Person. References to a “party” or the “parties” means a party or the parties to this Agreement unless the context otherwise requires.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party to this Agreement has or may have set forth information in its respective Disclosure Letter in a section of such Disclosure Letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.14. Assignment. This Agreement shall not be assignable by operation of Law or otherwise; provided, however, that Parent may designate, by written notice to the Company, (i) another wholly-owned direct or indirect Subsidiary that is a Delaware corporation in lieu of Merger Sub 1, in which event all references herein to Merger Sub 1 shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub 1 as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation or (ii) another wholly-owned direct or indirect Subsidiary that is a Delaware limited liability company in lieu of Merger Sub 2, in which event all references herein to Merger Sub 2 shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub 2 as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that no such designation shall relieve any such Person of its obligations hereunder, (ii) impose any additional or incremental non-de minimis obligation, or otherwise have any non-de minimis adverse effect, on the Company or any of its stockholders, or (iii) impede or delay the consummation of the transactions contemplated by this Agreement or otherwise impede the rights of the Company or the stockholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

9.15. No Recourse to Financing Sources. Notwithstanding anything herein to the contrary, without in any way limiting the rights of the Company against Parent or the Merger Subs (including the right to sue Parent and the Merger Subs to compel it to seek specific performance of the Financing Sources’ obligations under the Commitment Letter), the Company acknowledges and agrees, on behalf of itself and its Affiliates and each of its and its Affiliates’ respective former, current or future general or limited partners, stockholders, managers, members, controlling persons, agents or Representatives (collectively, the “Company Parties”) that the Financing Sources shall be subject to no liability or claims to the Company Parties in connection with the Financing or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise.

(Signature Pages Follow)

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

WESTERN REFINING, INC.

By	/s/ Jeff A. Stevens
Name: Jeff A. Stevens
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

TESORO CORPORATION

By	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chairman of the Board of Directors, President and Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

TAHOE MERGER SUB 1, INC.

By	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chairman of the Board of Directors and President

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

TAHOE MERGER SUB 2, LLC

By	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chairman of the Board of Directors and President

[Signature Page to Merger Agreement]

ANNEX A

DEFINED TERMS

Terms	Section
Acceptable Confidentiality Agreement	6.2(i)(A)
Adverse Company Recommendation Change	6.2(c)(i)
Adverse Parent Recommendation Change	6.2(c)(i)
Affiliate	5.1(l)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(a)(iii)
Alternative Financing	6.17(b)
Anti-Corruption Laws	5.1(i)(ii)
Applicable Date	5.1(e)(i)
Bankruptcy and Equity Exception	5.1(c)(i)
Book Entry Company Share	4.1(a)
Book Entry Parent Shares	4.2(b)(i)
Burdensome Condition	6.5(b)
business day	1.3
By-Laws	2.2
Cash Consideration	4.1(a)
Cash Election	4.2(b)(ii)
Cash Election Number	4.2(a)
Cash Election Shares	4.2(b)(v)
Certificate	4.1(a)
Chairman	Recitals
Charter	2.1
Closing	1.3
Closing Date	1.3
Code	Recitals
Commitment Letter	5.2(k)
Company	Preamble
Company Acquisition Proposal	6.2(i)(B)
Company Benefit Plan	5.1(h)(i)
Company CEO	Recitals
Company Credit Agreements	6.14(e)(i)
Company Disclosure Letter	5.1
Company Equity Awards	4.5(g)
Company Indentures	6.14(e)(ii)
Company Intellectual Property	5.1(o)(i)
Company Intervening Event	6.2(i)(C)
Company Labor Agreements	5.1(n)(i)
Company Material Adverse Effect	5.1(a)
Company Other Awards	4.5(d)
Company Preferred Shares	5.1(b)(i)
Company PUA	4.5(c)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Company RSU	4.5(a)
Company Share	4.1(a)
Company Shares	4.1(a)
Company Stockholders Meeting	6.4(a)

Terms	Section
Company Superior Proposal	6.2(i)(D)
Compliant	1.3(b)
Confidentiality Agreement	9.7
Continuing Employee	6.10(a)
Contract	5.1(d)(ii)
D&O Insurance	6.13(d)
Deemed Converted Cash Election Shares	4.2(b)(v)
Delaware Certificate of First Merger	1.4(a)
Delaware Certificate of Second Merger	1.4(b)
DGCL	1.1
Disclosure Letter	5.2
Effective Time	1.4(a)
Election Deadline	4.2(b)(iii)
End Date	8.2(a)
Environmental Law	5.1(k)(ii)(A)
ERISA	5.1(h)(i)
ESPP	4.5(f)
Exchange Act	5.1(a)
Exchange Agent	4.2(b)(i)
Exchange Fund	4.2(b)(i)
Exchange Ratio	4.1(a)
Excluded Company Share	4.1(a)
Excluded Company Shares	4.1(a)
Financing	5.2(k)
Financing Sources	6.17(f)
First Merger	Recitals
Form of Election	4.2(b)(iii)
Founders	Recitals
GAAP	5.1(e)(iii)
Governmental Entity	5.1(d)(i)
Hazardous Substance	5.1(k)(ii)(B)
HSR Act	5.1(b)(iii)
Indemnified Parties	6.13(a)
Insurance Policies	5.1(p)
Intellectual Property	5.1(o)(viii)
IT Assets	5.1(o)(viii)
Knowledge	5.1(g)
Laws	5.1(i)
Licenses	5.1(i)
Lien	5.1(b)(i)
LLC Act	1.2
Losses	6.17(e)
Marketing Period	1.3(a)
Material Contract	5.1(q)
Material Customer	5.1(u)
Material Supplier	5.1(u)
Merger	Recitals
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Merger Subs	Preamble
MLP	5.1(b)(ii)

Terms	Section
MLP Credit Agreement	6.14(e)(i)
MLP Indenture	6.14(e)(ii)
MLP Reports	5.1(e)(i)
Notice of Superior Proposal	6.2(f)(i)
Notice Period	6.2(f)(ii)
NYSE	4.2(e)
Order	7.1(d)
Owned Real Property	5.1(s)(i)
Parent	Preamble
Parent 401(k) Plan	6.10(c)
Parent Acquisition Proposal	6.2(i)(B)
Parent Assets	6.5(b)
Parent Disclosure Letter	5.2
Parent Intervening Event	6.2(i)(C)
Parent Material Adverse Effect	5.2(a)
Parent Preferred Stock	5.2(b)(i)
Parent Recommendation	5.2(c)(ii)
Parent Reports	5.2(e)(i)
Parent RSU	4.5(b)
Parent Share	4.1(a)
Parent Shares	4.1(a)
Parent PUA	4.5(c)
Parent Stock Plan	5.2(b)(i)
Parent Stockholders Meeting	6.4(b)
Parent Superior Proposal	6.2(i)(D)
Partnership Agreement	5.1(b)(ii)
Per Share Merger Consideration	4.1(a)
Permitted Alternative Financing	6.17(a)
Permitted Dropdown Transaction	6.1(a)(iii)
Permitted Lien	5.1(s)
Person	4.2(f)
Prospectus/Proxy Statement	6.3(a)
Real Property Leases	5.1(s)(i)
Recent Developments Section	6.17(c)
Registered	5.1(o)(viii)
Representatives	6.2(a)
Required Alternative Financing	6.17(b)
Required Information	6.17(c)
Requisite Company Vote	5.1(c)(i)
Requisite Parent Vote	5.2(c)(i)
Reverse Termination Fee	8.5(c)
S-4 Registration Statement	6.3(a)
Sarbanes-Oxley Act	5.1(e)(i)
SEC	4.5(e)
Second Merger	Recitals
Second Merger Effective Time	1.4(b)
Second Merger Election	6.6(b)
Securities Act	4.5(e)
Significant Subsidiary	5.1(a)
Stock Consideration	4.1(a)
Stock Election	4.2(b)(ii)

Terms	Section
Stock Election Number	4.2(a)
Stock Election Shares	4.2(b)(v)
Stock Plans	5.1(b)(i)
Subsidiary	5.1(a)
Surviving Company	1.2
Surviving Corporation	1.1
Takeover Statute	5.1(j)
Tax; Taxes	5.1(m)
Tax Representation Letter	6.6(a)
Tax Return	5.1(m)
Termination Fee	8.5(b)(i)
Third Party	6.2(a)(ii)
TMLP	5.2(b)(iv)
TMLP LTIP	5.2(b)(iv)
TMLP Partnership Agreement	5.2(b)(iv)
TMLP Reports	5.2(e)(i)
Trade Secrets	5.1(o)(viii)
Unvested Company RSU	4.5(b)
Vested Company RSU	4.5(a)
Voting Agreement	Recitals
WARN Act	5.1(n)(v)

EXHIBIT 1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

WESTERN REFINING, INC.

(as of [●])

FIRST. The name of the corporation is Western Refining, Inc.

SECOND. The address of the corporation’s registered office in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, DE 19808. The name of its registered agent at such address is The Corporation Service Company.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (“DGCL”).

FOURTH. The total number of shares which the corporation shall have authority to issue is 1,000 shares of common stock, (“Common Stock”) and the par value of each of such shares is $0.01.

FIFTH. The board of directors of the corporation is expressly authorized to adopt, amend or repeal by-laws of the corporation.

SIXTH. Elections of the directors need not be by written ballot except and to the extent provided in the by-laws of the corporation.

EIGHTH. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this paragraph by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

NINTH. The corporation shall, to the fullest extent permitted by the DGCL (including, without limitation, Section 145 thereof), as amended from time to time, indemnify any officer or director whom it shall have power to indemnify from and against any and all of the expenses, liabilities or other losses of any nature. The indemnification provided in this Article NINTH shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, while holding such office, and shall continue as to a person who has ceased to be a officer or director and shall inure to the benefit of the heirs, executors and administrators of such a person.

Annex B

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT, dated as of November 16, 2016 (this “Agreement”), by and among Western Refining, Inc., a Delaware corporation (the “Company”), Tesoro Corporation, a Delaware Corporation (“Parent”), Tahoe Merger Sub 1, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub 1”), Tahoe Merger Sub 2, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub 2”, and together with Merger Sub 1, “Merger Sub”) and Paul L. Foster and Franklin Mountain Investments, LP (together, the “Stockholder”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Stockholder is the record and Beneficial Owner (as defined below) of the Existing Shares (as defined below), and has sole investment power over, the Existing Shares;

WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Sub and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which, upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub 1 will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Stockholder has been provided with the execution copy of the Merger Agreement and acknowledges that the Stockholder will benefit directly and substantially from the consummation of the transactions contemplated thereby;

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, Parent and Merger Sub have required that the Stockholder agree to, and the Stockholder has agreed to, enter into this Agreement;

WHEREAS, as of the date hereof and subject to the terms and conditions herein, the Stockholder has determined to vote in favor of the Merger and the transactions contemplated by the Merger Agreement and in furtherance thereof has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Agreement to Vote.

(a) From the date hereof until the Expiration Date, at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, the Stockholder hereby irrevocably and unconditionally agrees to be present (in person or by proxy) and vote (or cause to be voted), or (with respect to any written consent solicitation) deliver (or cause to be delivered) a written consent with respect to, all of the Subject Shares: (A) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, and any related proposal in furtherance thereof; (B) in favor of any proposal to adjourn or postpone the Company Stockholder Meeting to a later date if there are not sufficient votes to adopt the Merger Agreement and/or if there are not sufficient shares present in person or by proxy at the Company Stockholder Meeting to constitute a quorum, (C) in favor of any other matter necessary to consummate the transactions contemplated by the Merger Agreement and (D) against the following actions: (1) any merger, tender offer, exchange offer, sale of all or substantially all assets, recapitalization, reorganization, consolidation, share exchange, business combination, liquidation, dissolution or similar transaction or series of transactions involving the Company, any of its Subsidiaries and any other Person (including any Acquisition Proposal), other than the Merger and (2) any other action or agreement that would reasonably be expected to impede, frustrate, interfere with, delay, postpone or adversely affect the Merger or any other transaction contemplated by the Merger Agreement, including the consummation thereof.

(b) At any meeting of the stockholders of the Company to which Section 1(a) above is applicable, the Stockholder shall, or shall direct the holder(s) of record of all of the Subject Shares on any applicable record date to, appear, in person or by proxy, at each meeting or otherwise cause all of the Subject Shares to be counted as present thereat for purposes of establishing a quorum. The Stockholder shall provide Parent with at least five (5) business days’ written notice prior to signing any action proposed to be taken by written consent with respect to any Subject Shares. The obligations of the Stockholder under this Agreement, including this Section 1, shall apply whether or not an Adverse Company Recommendation Change has occurred.

(c) Solely in the event of a failure by the Stockholder to act in accordance with its obligations pursuant to Section 1(a) and Section 1(b) of this Agreement, and except as otherwise expressly provided herein, the Stockholder hereby irrevocably grants to and appoints Parent (and any designee thereof) as the Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to (i) represent the Subject Shares and (ii) vote, execute written consents and otherwise act (by voting at any meeting of stockholders of the Company or otherwise) with respect to the Subject Shares, in the case of each of clause (i) and clause (ii), regarding the matters referred to in Section 1(a) and Section 1(b) until, subject to Law, the Expiration Date, to the same extent and with the same effect as the Stockholder could do under Law. The Stockholder intends the proxy granted pursuant to this Section 1(c) to be irrevocable and coupled with an interest and hereby revokes any proxy previously granted by the Stockholder with respect to the Subject Shares. The Stockholder hereby ratifies and confirms all actions that the proxy appointed hereunder may lawfully do or cause to be done in accordance with this Agreement. Notwithstanding the foregoing, this proxy shall automatically be revoked on the Expiration Date. Parent may terminate this proxy with respect to the Stockholder at any time at its sole election by written notice provided to the Stockholder. The parties acknowledge and agree that neither Parent, nor any of its Affiliates, shall owe any duty (fiduciary or otherwise), or incur any liability of any kind to the Stockholder or any of its Affiliates, in connection with or as a result of the exercise of the powers granted to Parent by this Section 1(c).

(d) The following capitalized terms, as used in this Agreement, shall the meanings set forth below:

(i) “Beneficial Owner” shall be interpreted in accordance with the term “beneficial owner” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act; provided that notwithstanding the generality of the foregoing, for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities which such Person has, at any time during the term of this Agreement, the right to acquire pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time (including the passage of time in excess of sixty (60) days), the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms “Beneficial Ownership,” “Beneficially Own” and “Beneficially Owned” shall have correlative meanings.

(ii) “Existing Shares” means, with respect to Stockholder, the number of Company Shares Beneficially Owned and/or owned of record by Stockholder as of the date hereof, as set forth on Schedule A.

(iii) “Subject Shares” means, with respect to Stockholder, Stockholder’s Existing Shares, together with any Company Shares or other voting capital stock of the Company of which Stockholder acquires Beneficial Ownership on or after the date hereof.

(e) Stockholder has disclosed and each of the parties hereto has agreed to the matters set forth on Schedule B.

2. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent and Merger Sub with respect to the Stockholder and the Stockholder’s ownership of the Subject Shares, subject in all cases to Schedule B, as follows:

(a) Authority. The Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception. Other than as provided in the Merger Agreement and except for any filings by Stockholder with the Securities and Exchange Commission (the “SEC”) and compliance with the applicable requirements of the HSR Act, the execution, delivery and performance by the Stockholder of this Agreement does not require any action by or in respect of, or any notice, report or other filing by the Stockholder with or to, or any consent, registration, approval, permit or authorization from, any Governmental Entity other than any actions or filings the absence of which would not reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by the Merger Agreement or the Stockholder’s ability to observe and perform the Stockholder’s obligations hereunder.

(b) No Conflicts. Assuming compliance with the matters referred to in Section 2(a), neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will (with or without notice or the passage of time or both) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under the Stockholder’s organizational documents or under any Contract of, or Law applicable to, the Stockholder or to the Stockholder’s property or assets.

(c) The Subject Shares. The Stockholder is the sole record and beneficial owner of, or is a trust or estate that is the sole record holder of and whose beneficiaries are the sole beneficial owners of, and has good and marketable title to, all of the Existing Shares, free and clear of any and all Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of any Existing Shares), other than any of the foregoing that would not prevent, materially delay or materially impair, the consummation of the transactions contemplated by the Merger Agreement or the Stockholder’s ability to observe and perform the Stockholder’s obligations hereunder. The Stockholder does not Beneficially Own or own of record any Company Shares other than the Existing Shares. The Stockholder has, and will have at the time of each Company stockholders meeting occurring prior to the Merger with respect to the matters covered by Section 1(a), the sole right to vote and direct the vote of, and to dispose of and direct the disposition of, the Subject Shares, and none of the Subject Shares is subject to any agreement, arrangement or restriction with respect to the Subject Shares that would prevent or delay the Stockholder’s ability to perform its obligations hereunder. There are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to Transfer (as defined below), or cause to be Transferred, any of the Existing Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares.

(d) Reliance by Parent and Merger Sub. The Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement and upon the representations and warranties, covenants and other agreements of the Stockholder contained in this Agreement.

(e) Litigation. As of the date hereof, there is no (i) action, proceeding or investigation pending or threatened against the Stockholder or any of its Affiliates; or (ii) outstanding Order to which the Stockholder or any of its Affiliates are subject or bound, in each case, that would reasonably be expected to or seeks to prevent, materially delay, hinder or impair the exercise by Parent of its rights under this Agreement or the performance by the Stockholder of its obligations under this Agreement.

(f) Other Agreements. Except for this Agreement, the Stockholder has not: (i) taken any action that would or would reasonably be expected to (A) constitute or result in a breach hereof; (B) make any representation or warranty of the Stockholder set forth in this Section 2 untrue or incorrect; or (C) have the effect of preventing or disabling the Stockholder from performing any of its obligations under this Agreement; (ii) granted any proxies or powers of attorney, or any other authorization or consent with respect to any of the Subject Shares with respect to the matters set forth in Section 1(a); or (iii) deposited any of the Subject Shares into a separate voting trust or entered into a voting agreement or arrangement with respect to any of the Subject Shares.

(g) Finders Fees. No broker, investment bank, financial advisor or other Person is entitled to any broker’s, finder’s, financial adviser’s or similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

(h) Stockholder Has Adequate Information. The Stockholder acknowledges that the Stockholder is a sophisticated investor with respect to the Subject Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon any of Parent, Merger Sub, the Company or any Affiliate of any of the foregoing, and based on such information as the Stockholder has deemed appropriate, made his or its own analysis and decision to enter into this Agreement. The Stockholder acknowledges that none of Parent, Merger Sub, the Company or any Affiliate of any of the foregoing has made or is making any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Stockholder acknowledges that it has had the opportunity to seek independent legal advice prior to executing this Agreement.

3. Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject only to (a) the adoption of the Merger Agreement by Parent as the sole stockholder or Merger Sub (which will occur promptly following execution of the Merger Agreement) and (b) obtaining the Requisite Parent Vote. This Agreement has been duly authorized, executed and delivered by Parent and Merger Sub and constitutes a valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. Other than as provided in the Merger Agreement and any filings by Parent and Merger Sub with the SEC, the execution, delivery and performance by Parent and Merger Sub of this Agreement does not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Merger.

4. Restrictions on Transfer of Shares and Proxies. The Stockholder covenants and agrees that during the period from the date of this Agreement through the Expiration Date, the Stockholder will not, directly or indirectly, (i) transfer, assign, sell, pledge, encumber, hypothecate or otherwise dispose of (whether by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise) or consent to any of the foregoing (“Transfer”), or cause to be Transferred, any of the Subject Shares; (ii) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of its Subject Shares in respect of any matter addressed by this Agreement; (iii) deposit any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Subject Shares or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (iv) enter into any Contract with respect to the Transfer of any Subject Shares; or (v) take any other action, that would restrict, limit or interfere with the performance of the Stockholder’s obligations hereunder. The foregoing restrictions on Transfers of Subject Shares shall not prohibit any such Transfers by the Stockholder in connection with the transactions contemplated by the Merger Agreement. Any purported Transfer of the Subject Shares in violation of this Section 4 shall be null and void ab initio.

5. Stop Transfer; Changes in Subject Shares. The Stockholder hereby agrees with, and covenants to, Parent that (a) this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any Person or entity to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including its successors or assigns; and (b) such Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any or all of its Subject Shares. In the event of a stock split, stock dividend or distribution, or any change in the Company Shares by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of Company Shares or the like, the terms “Existing Shares” and “Subject Shares” shall be deemed to refer to and include such Company Shares as well as all such stock splits, dividends and distributions and any securities into which or for which any or all of such Company Shares may be converted, changed or exchanged or which are otherwise received in such transaction.

6. Documentation and Information. The Stockholder hereby (a) consents to and authorizes the publication and disclosure by the Company, Parent and/or their respective Affiliates of its identity and holdings of the Subject Shares and the nature of its commitments and obligations under this Agreement in any announcement, the Prospectus/Proxy Statement or any other disclosure document or filing with or notice to a Governmental Entity in connection with the Merger or any of the transactions contemplated by the Merger Agreement, and (b) agrees as promptly as practicable to give to the Company and Parent any information it may reasonably require for the preparation of any such disclosure documents. The Stockholder hereby agrees to as promptly as practicable notify the Company and Parent of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such disclosure document, filing or notice if and to the extent that any shall contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Stockholder hereby agrees to notify Parent in writing as promptly as practicable of the number of any additional Subject Shares or other securities of the Company of which the Shareholder acquires Beneficial Ownership on or after the date hereof. Parent, the Merger Subs and the Company each hereby consent to and authorize the Stockholder and its Affiliates, to the extent the Stockholder or such Affiliates determine it to be necessary or advisable under applicable Law, to publish and disclose in all documents and schedules filed with the SEC (including any amendment to the Stockholder’s Schedule 13D) and all documents and schedules filed with the Federal Trade Commission or the Department of Justice, and any press release or other disclosure document or filing in connection with the Merger or any of the transactions contemplated by the Merger Agreement or this Agreement, a copy of this Agreement, each of the other party’s identities and the nature of the Stockholder’s commitments and obligations under this Agreement.

7. Waiver of Appraisal Rights. The Stockholder hereby waives, to the full extent of the law, and agrees not to assert, any appraisal rights pursuant to Section 262 of the DGCL or otherwise in connection with the Merger with respect to any and all Subject Shares.

8. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms (the date and time at which the earlier of clause (a) and clause (b) occurs being, the “Expiration Date”). Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 8 shall relieve any party from liability for any breach of this Agreement occurring prior to the termination hereof; and (ii) the provisions of this Section 8 and Section 10 through Section 17 shall survive any termination of this Agreement.

9. Further Assurances. Each party hereto shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or desirable to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated thereby.

10. Notices. Any notice, request, instruction or other document or communication to be given to any party hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, email or overnight courier:

if to Parent or Merger Sub, to:

Tesoro Corporation

19100 Ridgewood Parkway

San Antonio, TX 78259

Attention: Kim Rucker

Fax: Separately provided to the Company

E-mail: Separately provided to the Company

(with a copy, which shall not constitute notice, to):

Frank J. Aquila, Esq.

Audra D. Cohen, Esq.

Sullivan & Cromwell LLP

125 Broad St.

New York, NY 10004

Fax: (212) 558-3588

E-mail: cohena@sullcrom.com

             aquilaf@sullcrom.com

if to the Company, to:

Western Refining, Inc.

1250 W. Washington Street

Suite 101

Tempe, Arizona 85281

Attention: Lowry Barfield

Fax: Separately provided to Parent

E-mail: Separately provided to Parent

(with a copy, which shall not constitute notice, to):

John D. Amorosi, Esq.

Marc O. Williams, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Fax: (212) 701-5010

E-mail: john.amorosi@davispolk.com

marc.williams@davispolk.com

if to the Stockholder, to:

Paul L. Foster

123 W. Mills

#600

Facsimile No.: (915) 504-7099

E-mail: paul.foster@wnr.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon telephonic or written confirmation of receipt (excluding out of office replies) if sent by facsimile or email; or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

11. Amendment, Waivers, etc.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

12. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

13. Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto and their respective successors and assigns and no provision of this Agreement is intended to, and no provision of this Agreement does, confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

14. Governing Law; Jurisdiction.

(a) THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD HAVE THE EFFECT OF APPLYING THE LAWS OF, OR DIRECTING A MATTER TO, ANOTHER JURISDICTION.

(b) The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and the Merger Agreement and of the documents referred to in this Agreement and the Merger Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement, the Merger Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

15. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE MERGER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE MERGER AGREEMENT. EACH

PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE MERGER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

16. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

17. Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter of this Agreement.

18. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

19. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which such party is entitled at Law or in equity.

20. Joint Negotiation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

FRANKLIN MOUNTAIN INVESTMENTS, LP
By: Franklin Mountain Investments G.P., LLC,
as its general partner

By:	/s/ Paul L. Foster
Name: Paul L. Foster
Title: President

PAUL L. FOSTER

By:	/s/ Paul L. Foster
Name: Paul L. Foster

WESTERN REFINING, INC.

By:	/s/ Jeff A. Stevens
Name: Jeff A. Stevens
Title: Chief Executive Officer

TESORO CORPORATION

By:	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chairman of the Board of Directors, President and Chief Executive Officer

TAHOE MERGER SUB 1, INC.

By:	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chairman of the Board of Directors and President

TAHOE MERGER SUB 2, LLC

By:	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chairman of the Board of Directors and President

SCHEDULE A

Name of Stockholder	No. of Company Shares
Paul L. Foster	3,434,466

Franklin Mountain Investments, LP	16,129,581

TOTAL:	19,564,047

Annex C

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT, dated as of November 16, 2016 (this “Agreement”), by and among Western Refining, Inc., a Delaware corporation (the “Company”), Tesoro Corporation, a Delaware Corporation (“Parent”), Tahoe Merger Sub 1, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub 1”), Tahoe Merger Sub 2, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub 2”, and together with Merger Sub 1, “Merger Sub”) and Jeff A. Stevens (the “Stockholder”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Stockholder is the record and Beneficial Owner (as defined below) of the Existing Shares (as defined below), and has sole investment power over, the Existing Shares;

WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Sub and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which, upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub 1 will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Stockholder has been provided with the execution copy of the Merger Agreement and acknowledges that the Stockholder will benefit directly and substantially from the consummation of the transactions contemplated thereby;

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, Parent and Merger Sub have required that the Stockholder agree to, and the Stockholder has agreed to, enter into this Agreement;

WHEREAS, as of the date hereof and subject to the terms and conditions herein, the Stockholder has determined to vote in favor of the Merger and the transactions contemplated by the Merger Agreement and in furtherance thereof has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Agreement to Vote.

(a) From the date hereof until the Expiration Date, at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, the Stockholder hereby irrevocably and unconditionally agrees to be present (in person or by proxy) and vote (or cause to be voted), or (with respect to any written consent solicitation) deliver (or cause to be delivered) a written consent with respect to, all of the Subject Shares: (A) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, and any related proposal in furtherance thereof; (B) in favor of any proposal to adjourn or postpone the Company Stockholder Meeting to a later date if there are not sufficient votes to adopt the Merger Agreement and/or if there are not sufficient shares present in person or by proxy at the Company Stockholder Meeting to constitute a quorum, (C) in favor of any other matter necessary to consummate the transactions contemplated by the Merger Agreement and (D) against the following actions: (1) any merger, tender offer, exchange offer, sale of all or substantially all assets, recapitalization, reorganization, consolidation, share exchange, business combination, liquidation, dissolution or similar transaction or series of transactions involving the Company, any of its Subsidiaries and any other Person (including any Acquisition Proposal), other than the Merger and (2) any other action or agreement that would reasonably be expected to impede, frustrate, interfere with, delay, postpone or adversely affect the Merger or any other transaction contemplated by the Merger Agreement, including the consummation thereof.

(b) At any meeting of the stockholders of the Company to which Section 1(a) above is applicable, the Stockholder shall, or shall direct the holder(s) of record of all of the Subject Shares on any applicable record date to, appear, in person or by proxy, at each meeting or otherwise cause all of the Subject Shares to be counted as present thereat for purposes of establishing a quorum. The Stockholder shall provide Parent with at least five (5) business days’ written notice prior to signing any action proposed to be taken by written consent with respect to any Subject Shares. The obligations of the Stockholder under this Agreement, including this Section 1, shall apply whether or not an Adverse Company Recommendation Change has occurred.

(c) Solely in the event of a failure by the Stockholder to act in accordance with its obligations pursuant to Section 1(a) and Section 1(b) of this Agreement, and except as otherwise expressly provided herein, the Stockholder hereby irrevocably grants to and appoints Parent (and any designee thereof) as the Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to (i) represent the Subject Shares and (ii) vote, execute written consents and otherwise act (by voting at any meeting of stockholders of the Company or otherwise) with respect to the Subject Shares, in the case of each of clause (i) and clause (ii), regarding the matters referred to in Section 1(a) and Section 1(b) until, subject to Law, the Expiration Date, to the same extent and with the same effect as the Stockholder could do under Law. The Stockholder intends the proxy granted pursuant to this Section 1(c) to be irrevocable and coupled with an interest and hereby revokes any proxy previously granted by the Stockholder with respect to the Subject Shares. The Stockholder hereby ratifies and confirms all actions that the proxy appointed hereunder may lawfully do or cause to be done in accordance with this Agreement. Notwithstanding the foregoing, this proxy shall automatically be revoked on the Expiration Date. Parent may terminate this proxy with respect to the Stockholder at any time at its sole election by written notice provided to the Stockholder. The parties acknowledge and agree that neither Parent, nor any of its Affiliates, shall owe any duty (fiduciary or otherwise), or incur any liability of any kind to the Stockholder or any of its Affiliates, in connection with or as a result of the exercise of the powers granted to Parent by this Section 1(c).

(d) The following capitalized terms, as used in this Agreement, shall the meanings set forth below:

(i) “Beneficial Owner” shall be interpreted in accordance with the term “beneficial owner” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act; provided that notwithstanding the generality of the foregoing, for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities which such Person has, at any time during the term of this Agreement, the right to acquire pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time (including the passage of time in excess of sixty (60) days), the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms “Beneficial Ownership,” “Beneficially Own” and “Beneficially Owned” shall have correlative meanings.

(ii) “Existing Shares” means, with respect to Stockholder, the number of Company Shares Beneficially Owned and/or owned of record by Stockholder as of the date hereof, as set forth on Schedule A.

(iii) “Subject Shares” means, with respect to Stockholder, Stockholder’s Existing Shares, together with any Company Shares or other voting capital stock of the Company of which Stockholder acquires Beneficial Ownership on or after the date hereof.

2. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent and Merger Sub with respect to the Stockholder and the Stockholder’s ownership of the Subject Shares as follows:

(a) Authority. The Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception. Other than as provided in the Merger Agreement and except for any filings by Stockholder with the Securities and Exchange Commission (the “SEC”) and compliance with the applicable requirements of the HSR Act, the execution, delivery and performance by the Stockholder of this Agreement does not require any action by or in respect of, or any notice, report or other filing by the Stockholder with or to, or any consent, registration, approval, permit or authorization from, any Governmental Entity other than any actions or filings the absence of which would not reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by the Merger Agreement or the Stockholder’s ability to observe and perform the Stockholder’s obligations hereunder.

(b) No Conflicts. Assuming compliance with the matters referred to in Section 2(a), neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will (with or without notice or the passage of time or both) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under the Stockholder’s organizational documents or under any Contract of, or Law applicable to, the Stockholder or to the Stockholder’s property or assets.

(c) The Subject Shares. The Stockholder is the sole record and beneficial owner of, or is a trust or estate that is the sole record holder of and whose beneficiaries are the sole beneficial owners of, and has good and marketable title to, all of the Existing Shares, free and clear of any and all Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of any Existing Shares), other than any of the foregoing that would not prevent, materially delay or materially impair, the consummation of the transactions contemplated by the Merger Agreement or the Stockholder’s ability to observe and perform the Stockholder’s obligations hereunder. The Stockholder does not Beneficially Own or own of record any Company Shares other than the Existing Shares. The Stockholder has, and will have at the time of each Company stockholders meeting occurring prior to the Merger with respect to the matters covered by Section 1(a), the sole right to vote and direct the vote of, and to dispose of and direct the disposition of, the Subject Shares, and none of the Subject Shares is subject to any agreement, arrangement or restriction with respect to the Subject Shares that would prevent or delay the Stockholder’s ability to perform its obligations hereunder. There are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to Transfer (as defined below), or cause to be Transferred, any of the Existing Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares.

(d) Reliance by Parent and Merger Sub. The Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement and upon the representations and warranties, covenants and other agreements of the Stockholder contained in this Agreement.

(e) Litigation. As of the date hereof, there is no (i) action, proceeding or investigation pending or threatened against the Stockholder or any of its Affiliates; or (ii) outstanding Order to which the Stockholder or any of its Affiliates are subject or bound, in each case, that would reasonably be expected to or seeks to prevent, materially delay, hinder or impair the exercise by Parent of its rights under this Agreement or the performance by the Stockholder of its obligations under this Agreement.

(f) Other Agreements. Except for this Agreement, the Stockholder has not: (i) taken any action that would or would reasonably be expected to (A) constitute or result in a breach hereof; (B) make any representation or warranty of the Stockholder set forth in this Section 2 untrue or incorrect; or (C) have the effect of preventing or disabling the Stockholder from performing any of its obligations under this Agreement; (ii) granted any proxies or powers of attorney, or any other authorization or consent with respect to any of the Subject Shares with respect to the matters set forth in Section 1(a); or (iii) deposited any of the Subject Shares into a separate voting trust or entered into a voting agreement or arrangement with respect to any of the Subject Shares.

(g) Finders Fees. No broker, investment bank, financial advisor or other Person is entitled to any broker’s, finder’s, financial adviser’s or similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

(h) Stockholder Has Adequate Information. The Stockholder acknowledges that the Stockholder is a sophisticated investor with respect to the Subject Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon any of Parent, Merger Sub, the Company or any Affiliate of any of the foregoing, and based on such information as the Stockholder has deemed appropriate, made his or its own analysis and decision to enter into this Agreement. The Stockholder acknowledges that none of Parent, Merger Sub, the Company or any Affiliate of any of the foregoing has made or is making any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Stockholder acknowledges that it has had the opportunity to seek independent legal advice prior to executing this Agreement.

3. Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject only to (a) the adoption of the Merger Agreement by Parent as the sole stockholder or Merger Sub (which will occur promptly following execution of the Merger Agreement) and (b) obtaining the Requisite Parent Vote. This Agreement has been duly authorized, executed and delivered by Parent and Merger Sub and constitutes a valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. Other than as provided in the Merger Agreement and any filings by Parent and Merger Sub with the SEC, the execution, delivery and performance by Parent and Merger Sub of this Agreement does not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Merger.

4. Restrictions on Transfer of Shares and Proxies. The Stockholder covenants and agrees that during the period from the date of this Agreement through the Expiration Date, the Stockholder will not, directly or indirectly, (i) transfer, assign, sell, pledge, encumber, hypothecate or otherwise dispose of (whether by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise) or consent to any of the foregoing (“Transfer”), or cause to be Transferred, any of the Subject Shares; (ii) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of its Subject Shares in respect of any matter addressed by this Agreement; (iii) deposit any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Subject Shares or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (iv) enter into any Contract with respect to the Transfer of any Subject Shares; or (v) take any other action, that would restrict, limit or interfere with the performance of the Stockholder’s obligations hereunder. The foregoing restrictions on Transfers of Subject Shares shall not prohibit any such Transfers by the Stockholder in connection with the transactions contemplated by the Merger Agreement. Any purported Transfer of the Subject Shares in violation of this Section 4 shall be null and void ab initio.

5. Stop Transfer; Changes in Subject Shares. The Stockholder hereby agrees with, and covenants to, Parent that (a) this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any Person or entity to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including its successors or assigns; and (b) such Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any or all of its Subject Shares. In the event of a stock split, stock dividend or distribution, or any change in the Company Shares by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of Company Shares or the like, the terms “Existing Shares” and “Subject Shares” shall be deemed to refer to and include such Company Shares as well as all such stock splits, dividends and distributions and any securities into which or for which any or all of such Company Shares may be converted, changed or exchanged or which are otherwise received in such transaction.

6. Documentation and Information. The Stockholder hereby (a) consents to and authorizes the publication and disclosure by the Company, Parent and/or their respective Affiliates of its identity and holdings of the Subject Shares and the nature of its commitments and obligations under this Agreement in any announcement, the Prospectus/Proxy Statement or any other disclosure document or filing with or notice to a Governmental Entity in connection with the Merger or any of the transactions contemplated by the Merger Agreement, and (b) agrees as promptly as practicable to give to the Company and Parent any information it may reasonably require for the preparation of any such disclosure documents. The Stockholder hereby agrees to as promptly as practicable notify the Company and Parent of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such disclosure document, filing or notice if and to the extent that any shall contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Stockholder hereby agrees to notify Parent in writing as promptly as practicable of the number of any additional Subject Shares or other securities of the Company of which the Shareholder acquires Beneficial Ownership on or after the date hereof. Parent, the Merger Subs and the Company each hereby consent to and authorize the Stockholder and its Affiliates, to the extent the Stockholder or such Affiliates determine it to be necessary or advisable under applicable Law, to publish and disclose in all documents and schedules filed with the SEC (including any amendment to the Stockholder’s Schedule 13D) and all documents and schedules filed with the Federal Trade Commission or the Department of Justice, and any press release or other disclosure document or filing in connection with the Merger or any of the transactions contemplated by the Merger Agreement or this Agreement, a copy of this Agreement, each of the other party’s identities and the nature of the Stockholder’s commitments and obligations under this Agreement.

7. Waiver of Appraisal Rights. The Stockholder hereby waives, to the full extent of the law, and agrees not to assert, any appraisal rights pursuant to Section 262 of the DGCL or otherwise in connection with the Merger with respect to any and all Subject Shares.

8. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms (the date and time at which the earlier of clause (a) and clause (b) occurs being, the “Expiration Date”). Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 8 shall relieve any party from liability for any breach of this Agreement occurring prior to the termination hereof; and (ii) the provisions of this Section 8 and Section 10 through Section 17 shall survive any termination of this Agreement.

9. Further Assurances. Each party hereto shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or desirable to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated thereby.

10. Notices. Any notice, request, instruction or other document or communication to be given to any party hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, email or overnight courier:

if to Parent or Merger Sub, to:

Tesoro Corporation

19100 Ridgewood Parkway

San Antonio, TX 78259

Attention: Kim Rucker

Fax: Separately provided to the Company

E-mail: Separately provided to the Company

(with a copy, which shall not constitute notice, to):

Frank J. Aquila, Esq.

Audra D. Cohen, Esq.

Sullivan & Cromwell LLP

125 Broad St.

New York, NY 10004

Fax: (212) 558-3588

E-mail: cohena@sullcrom.com

     aquilaf@sullcrom.com

if to the Company, to:

Western Refining, Inc.

1250 W. Washington Street

Suite 101

Tempe, Arizona 85281

Attention: Lowry Barfield

Fax: Separately provided to Parent

E-mail: Separately provided to Parent

(with a copy, which shall not constitute notice, to):

John D. Amorosi, Esq.

Marc O. Williams, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Fax: (212) 701-5010

E-mail: john.amorosi@davispolk.com

    marc.williams@davispolk.com

if to the Stockholder, to:

Jeff Stevens

1250 W. Washington

#101

Facsimile No.: (602) 683-5604

E-mail: jeff.stevens@wnr.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon telephonic or written confirmation of receipt (excluding out of office replies) if sent by facsimile or email; or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

11. Amendment, Waivers, etc.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

12. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

13. Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto and their respective successors and assigns and no provision of this Agreement is intended to, and no provision of this Agreement does, confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

14. Governing Law; Jurisdiction.

(a) THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD HAVE THE EFFECT OF APPLYING THE LAWS OF, OR DIRECTING A MATTER TO, ANOTHER JURISDICTION.

(b) The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and the Merger Agreement and of the documents referred to in this Agreement and the Merger Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement, the Merger Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

15. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE MERGER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE MERGER AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY

OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE MERGER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

16. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

17. Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter of this Agreement.

18. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

19. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which such party is entitled at Law or in equity.

20. Joint Negotiation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

JEFF A. STEVENS

By:	/s/ Jeff A. Stevens
Name: Jeff A. Stevens

WESTERN REFINING, INC.

By:	/s/ Jeff A. Stevens
Name: Jeff A. Stevens
Title: Chief Executive Officer

TESORO CORPORATION

By:	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chairman of the Board of Directors, President and Chief Executive Officer

TAHOE MERGER SUB 1, INC.

By:	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chairman of the Board of Directors and President

TAHOE MERGER SUB 2, LLC

By:	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chairman of the Board of Directors and President

SCHEDULE A

Name of Stockholder	No. of Company Shares
Jeff A. Stevens	3,556,456

Annex D

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT, dated as of November 16, 2016 (this “Agreement”), by and among Western Refining, Inc., a Delaware corporation (the “Company”), Tesoro Corporation, a Delaware Corporation (“Parent”), Tahoe Merger Sub 1, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub 1”), Tahoe Merger Sub 2, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub 2”, and together with Merger Sub 1, “Merger Sub”) and Scott D. Weaver (the “Stockholder”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Stockholder is the record and Beneficial Owner (as defined below) of the Existing Shares (as defined below), and has sole investment power over, the Existing Shares;

WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Sub and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which, upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub 1 will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Stockholder has been provided with the execution copy of the Merger Agreement and acknowledges that the Stockholder will benefit directly and substantially from the consummation of the transactions contemplated thereby;

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, Parent and Merger Sub have required that the Stockholder agree to, and the Stockholder has agreed to, enter into this Agreement;

WHEREAS, as of the date hereof and subject to the terms and conditions herein, the Stockholder has determined to vote in favor of the Merger and the transactions contemplated by the Merger Agreement and in furtherance thereof has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Agreement to Vote.

(a) From the date hereof until the Expiration Date, at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, the Stockholder hereby irrevocably and unconditionally agrees to be present (in person or by proxy) and vote (or cause to be voted), or (with respect to any written consent solicitation) deliver (or cause to be delivered) a written consent with respect to, all of the Subject Shares: (A) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, and any related proposal in furtherance thereof; (B) in favor of any proposal to adjourn or postpone the Company Stockholder Meeting to a later date if there are not sufficient votes to adopt the Merger Agreement and/or if there are not sufficient shares present in person or by proxy at the Company Stockholder Meeting to constitute a quorum, (C) in favor of any other matter necessary to consummate the transactions contemplated by the Merger Agreement and (D) against the following actions: (1) any merger, tender offer, exchange offer, sale of all or substantially all assets, recapitalization, reorganization, consolidation, share exchange, business combination, liquidation, dissolution or similar transaction or series of transactions involving the Company, any of its Subsidiaries and any other Person (including any Acquisition Proposal), other than the Merger and (2) any other action or agreement that would reasonably be expected to impede, frustrate, interfere with, delay, postpone or adversely affect the Merger or any other transaction contemplated by the Merger Agreement, including the consummation thereof.

(b) At any meeting of the stockholders of the Company to which Section 1(a) above is applicable, the Stockholder shall, or shall direct the holder(s) of record of all of the Subject Shares on any applicable record date to, appear, in person or by proxy, at each meeting or otherwise cause all of the Subject Shares to be counted as present thereat for purposes of establishing a quorum. The Stockholder shall provide Parent with at least five (5) business days’ written notice prior to signing any action proposed to be taken by written consent with respect to any Subject Shares. The obligations of the Stockholder under this Agreement, including this Section 1, shall apply whether or not an Adverse Company Recommendation Change has occurred.

(c) Solely in the event of a failure by the Stockholder to act in accordance with its obligations pursuant to Section 1(a) and Section 1(b) of this Agreement, and except as otherwise expressly provided herein, the Stockholder hereby irrevocably grants to and appoints Parent (and any designee thereof) as the Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to (i) represent the Subject Shares and (ii) vote, execute written consents and otherwise act (by voting at any meeting of stockholders of the Company or otherwise) with respect to the Subject Shares, in the case of each of clause (i) and clause (ii), regarding the matters referred to in Section 1(a) and Section 1(b) until, subject to Law, the Expiration Date, to the same extent and with the same effect as the Stockholder could do under Law. The Stockholder intends the proxy granted pursuant to this Section 1(c) to be irrevocable and coupled with an interest and hereby revokes any proxy previously granted by the Stockholder with respect to the Subject Shares. The Stockholder hereby ratifies and confirms all actions that the proxy appointed hereunder may lawfully do or cause to be done in accordance with this Agreement. Notwithstanding the foregoing, this proxy shall automatically be revoked on the Expiration Date. Parent may terminate this proxy with respect to the Stockholder at any time at its sole election by written notice provided to the Stockholder. The parties acknowledge and agree that neither Parent, nor any of its Affiliates, shall owe any duty (fiduciary or otherwise), or incur any liability of any kind to the Stockholder or any of its Affiliates, in connection with or as a result of the exercise of the powers granted to Parent by this Section 1(c).

(d) The following capitalized terms, as used in this Agreement, shall the meanings set forth below:

(i) “Beneficial Owner” shall be interpreted in accordance with the term “beneficial owner” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act; provided that notwithstanding the generality of the foregoing, for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities which such Person has, at any time during the term of this Agreement, the right to acquire pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time (including the passage of time in excess of sixty (60) days), the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms “Beneficial Ownership,” “Beneficially Own” and “Beneficially Owned” shall have correlative meanings.

(ii) “Existing Shares” means, with respect to Stockholder, the number of Company Shares Beneficially Owned and/or owned of record by Stockholder as of the date hereof, as set forth on Schedule A.

(iii) “Subject Shares” means, with respect to Stockholder, Stockholder’s Existing Shares, together with any Company Shares or other voting capital stock of the Company of which Stockholder acquires Beneficial Ownership on or after the date hereof.

2. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent and Merger Sub with respect to the Stockholder and the Stockholder’s ownership of the Subject Shares as follows:

(a) Authority. The Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception. Other than as provided in the Merger Agreement and except for any filings by Stockholder with the Securities and Exchange Commission (the “SEC”) and compliance with the applicable requirements of the HSR Act, the execution, delivery and performance by the Stockholder of this Agreement does not require any action by or in respect of, or any notice, report or other filing by the Stockholder with or to, or any consent, registration, approval, permit or authorization from, any Governmental Entity other than any actions or filings the absence of which would not reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by the Merger Agreement or the Stockholder’s ability to observe and perform the Stockholder’s obligations hereunder.

(b) No Conflicts. Assuming compliance with the matters referred to in Section 2(a), neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will (with or without notice or the passage of time or both) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under the Stockholder’s organizational documents or under any Contract of, or Law applicable to, the Stockholder or to the Stockholder’s property or assets.

(c) The Subject Shares. The Stockholder is the sole record and beneficial owner of, or is a trust or estate that is the sole record holder of and whose beneficiaries are the sole beneficial owners of, and has good and marketable title to, all of the Existing Shares, free and clear of any and all Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of any Existing Shares), other than any of the foregoing that would not prevent, materially delay or materially impair, the consummation of the transactions contemplated by the Merger Agreement or the Stockholder’s ability to observe and perform the Stockholder’s obligations hereunder. The Stockholder does not Beneficially Own or own of record any Company Shares other than the Existing Shares. The Stockholder has, and will have at the time of each Company stockholders meeting occurring prior to the Merger with respect to the matters covered by Section 1(a), the sole right to vote and direct the vote of, and to dispose of and direct the disposition of, the Subject Shares, and none of the Subject Shares is subject to any agreement, arrangement or restriction with respect to the Subject Shares that would prevent or delay the Stockholder’s ability to perform its obligations hereunder. There are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to Transfer (as defined below), or cause to be Transferred, any of the Existing Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares.

(d) Reliance by Parent and Merger Sub. The Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement and upon the representations and warranties, covenants and other agreements of the Stockholder contained in this Agreement.

(e) Litigation. As of the date hereof, there is no (i) action, proceeding or investigation pending or threatened against the Stockholder or any of its Affiliates; or (ii) outstanding Order to which the Stockholder or any of its Affiliates are subject or bound, in each case, that would reasonably be expected to or seeks to prevent, materially delay, hinder or impair the exercise by Parent of its rights under this Agreement or the performance by the Stockholder of its obligations under this Agreement.

(f) Other Agreements. Except for this Agreement, the Stockholder has not: (i) taken any action that would or would reasonably be expected to (A) constitute or result in a breach hereof; (B) make any representation or warranty of the Stockholder set forth in this Section 2 untrue or incorrect; or (C) have the effect of preventing or disabling the Stockholder from performing any of its obligations under this Agreement; (ii) granted any proxies or powers of attorney, or any other authorization or consent with respect to any of the Subject Shares with respect to the matters set forth in Section 1(a); or (iii) deposited any of the Subject Shares into a separate voting trust or entered into a voting agreement or arrangement with respect to any of the Subject Shares.

(g) Finders Fees. No broker, investment bank, financial advisor or other Person is entitled to any broker’s, finder’s, financial adviser’s or similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

(h) Stockholder Has Adequate Information. The Stockholder acknowledges that the Stockholder is a sophisticated investor with respect to the Subject Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon any of Parent, Merger Sub, the Company or any Affiliate of any of the foregoing, and based on such information as the Stockholder has deemed appropriate, made his or its own analysis and decision to enter into this Agreement. The Stockholder acknowledges that none of Parent, Merger Sub, the Company or any Affiliate of any of the foregoing has made or is making any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Stockholder acknowledges that it has had the opportunity to seek independent legal advice prior to executing this Agreement.

3. Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject only to (a) the adoption of the Merger Agreement by Parent as the sole stockholder or Merger Sub (which will occur promptly following execution of the Merger Agreement) and (b) obtaining the Requisite Parent Vote. This Agreement has been duly authorized, executed and delivered by Parent and Merger Sub and constitutes a valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. Other than as provided in the Merger Agreement and any filings by Parent and Merger Sub with the SEC, the execution, delivery and performance by Parent and Merger Sub of this Agreement does not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Merger.

4. Restrictions on Transfer of Shares and Proxies. The Stockholder covenants and agrees that during the period from the date of this Agreement through the Expiration Date, the Stockholder will not, directly or indirectly, (i) transfer, assign, sell, pledge, encumber, hypothecate or otherwise dispose of (whether by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise) or consent to any of the foregoing (“Transfer”), or cause to be Transferred, any of the Subject Shares; (ii) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of its Subject Shares in respect of any matter addressed by this Agreement; (iii) deposit any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Subject Shares or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (iv) enter into any Contract with respect to the Transfer of any Subject Shares; or (v) take any other action, that would restrict, limit or interfere with the performance of the Stockholder’s obligations hereunder. The foregoing restrictions on Transfers of Subject Shares shall not prohibit any such Transfers by the Stockholder in connection with the transactions contemplated by the Merger Agreement. Any purported Transfer of the Subject Shares in violation of this Section 4 shall be null and void ab initio.

5. Stop Transfer; Changes in Subject Shares. The Stockholder hereby agrees with, and covenants to, Parent that (a) this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any Person or entity to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including its successors or assigns; and (b) such Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any or all of its Subject Shares. In the event of a stock split, stock dividend or distribution, or any change in the Company Shares by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of Company Shares or the like, the terms “Existing Shares” and “Subject Shares” shall be deemed to refer to and include such Company Shares as well as all such stock splits, dividends and distributions and any securities into which or for which any or all of such Company Shares may be converted, changed or exchanged or which are otherwise received in such transaction.

6. Documentation and Information. The Stockholder hereby (a) consents to and authorizes the publication and disclosure by the Company, Parent and/or their respective Affiliates of its identity and holdings of the Subject Shares and the nature of its commitments and obligations under this Agreement in any announcement, the Prospectus/Proxy Statement or any other disclosure document or filing with or notice to a Governmental Entity in connection with the Merger or any of the transactions contemplated by the Merger Agreement, and (b) agrees as promptly as practicable to give to the Company and Parent any information it may reasonably require for the preparation of any such disclosure documents. The Stockholder hereby agrees to as promptly as practicable notify the Company and Parent of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such disclosure document, filing or notice if and to the extent that any shall contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Stockholder hereby agrees to notify Parent in writing as promptly as practicable of the number of any additional Subject Shares or other securities of the Company of which the Shareholder acquires Beneficial Ownership on or after the date hereof. Parent, the Merger Subs and the Company each hereby consent to and authorize the Stockholder and its Affiliates, to the extent the Stockholder or such Affiliates determine it to be necessary or advisable under applicable Law, to publish and disclose in all documents and schedules filed with the SEC (including any amendment to the Stockholder’s Schedule 13D) and all documents and schedules filed with the Federal Trade Commission or the Department of Justice, and any press release or other disclosure document or filing in connection with the Merger or any of the transactions contemplated by the Merger Agreement or this Agreement, a copy of this Agreement, each of the other party’s identities and the nature of the Stockholder’s commitments and obligations under this Agreement.

7. Waiver of Appraisal Rights. The Stockholder hereby waives, to the full extent of the law, and agrees not to assert, any appraisal rights pursuant to Section 262 of the DGCL or otherwise in connection with the Merger with respect to any and all Subject Shares.

8. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms (the date and time at which the earlier of clause (a) and clause (b) occurs being, the “Expiration Date”). Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 8 shall relieve any party from liability for any breach of this Agreement occurring prior to the termination hereof; and (ii) the provisions of this Section 8 and Section 10 through Section 17 shall survive any termination of this Agreement.

9. Further Assurances. Each party hereto shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or desirable to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated thereby.

10. Notices. Any notice, request, instruction or other document or communication to be given to any party hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, email or overnight courier:

if to Parent or Merger Sub, to:

Tesoro Corporation

19100 Ridgewood Parkway

San Antonio, TX 78259

Attention: Kim Rucker

Fax: Separately provided to the Company

E-mail: Separately provided to the Company

(with a copy, which shall not constitute notice, to):

Frank J. Aquila, Esq.

Audra D. Cohen, Esq.

Sullivan & Cromwell LLP

125 Broad St.

New York, NY 10004

Fax: (212) 558-3588

E-mail: cohena@sullcrom.com

aquilaf@sullcrom.com

if to the Company, to:

Western Refining, Inc.

1250 W. Washington Street

Suite 101

Tempe, Arizona 85281

Attention: Lowry Barfield

Fax: Separately provided to Parent

E-mail: Separately provided to Parent

(with a copy, which shall not constitute notice, to):

John D. Amorosi, Esq.

Marc O. Williams, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Fax: (212) 701-5010

E-mail: john.amorosi@davispolk.com

            marc.williams@davispolk.com

if to the Stockholder, to:

Scott Weaver

123 W. Mills

#600

Facsimile No.: (915) 504-7099

E-mail: scott.weaver@wnr.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon telephonic or written confirmation of receipt (excluding out of office replies) if sent by facsimile or email; or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

11. Amendment, Waivers, etc.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

12. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

13. Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto and their respective successors and assigns and no provision of this Agreement is intended to, and no provision of this Agreement does, confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

14. Governing Law; Jurisdiction.

(a) THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD HAVE THE EFFECT OF APPLYING THE LAWS OF, OR DIRECTING A MATTER TO, ANOTHER JURISDICTION.

(b) The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and the Merger Agreement and of the documents referred to in this Agreement and the Merger Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement, the Merger Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

15. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE MERGER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY

ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE MERGER AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE MERGER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

16. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

17. Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter of this Agreement.

18. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

19. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which such party is entitled at Law or in equity.

20. Joint Negotiation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SCOTT D. WEAVER

By:	/s/ Scott D. Weaver
Name: Scott D. Weaver

WESTERN REFINING, INC.

By:	/s/ Jeff A. Stevens
Name: Jeff A. Stevens
Title: Chief Executive Officer

TESORO CORPORATION

By:	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chairman of the Board of Directors, President and Chief Executive Officer

TAHOE MERGER SUB 1, INC.

By:	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chairman of the Board of Directors and President

TAHOE MERGER SUB 2, LLC

By:	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chairman of the Board of Directors and President

SCHEDULE A

Name of Stockholder	No. of Company Shares
Scott D. Weaver	1,307,229

Annex E

745 Seventh Avenue New York, NY 10019 United States
November 16, 2016

Board of Directors

Western Refining, Inc.

123 W. Mills Ave., Suite 200

El Paso, Texas 79901

Members of the Board of Directors:

We understand that Western Refining, Inc., a Delaware corporation (the “Company”), intends to enter into a transaction (the “Proposed Transaction”) with Tesoro Corporation, a Delaware corporation (“Parent”), pursuant to which (i) Tahoe Merger Sub 1, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub 1”), will merge with and into the Company, with the Company being the surviving corporation (and, subsequently, if such an election is made pursuant to the Agreement (as defined below), Tahoe Merger Sub 2, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub 2”), will merge with the Company (as the surviving corporation), with Merger Sub 2 being the ultimate surviving entity); and (ii) each of the shares of common stock of the Company, par value $1.00 per share (the “Company Shares”), issued and outstanding (other than Company Shares owned by Parent, Merger Sub 1, Merger Sub 2 or any other direct or indirect wholly-owned subsidiary of Parent and Company Shares owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company, and in each case not held on behalf of third parties (each Company Share referred to in this parenthetical, an “Excluded Company Share” and collectively, “Excluded Company Shares”)) shall be converted into, and become exchangeable for, at the election of the holder thereof and subject to certain proration, allocation, election and adjustment procedures (as to which we express no view or opinion) set forth in the Agreement and Plan of Merger to be entered into by and among the Company, Parent, Merger Sub 1 and Merger Sub 2 (the “Agreement”), either of the following: (a) $37.30 in cash per Company Share (the “Cash Consideration”) or (b) 0.4350 (the “Exchange Ratio”) of a share of common stock, par value $0.16 2⁄3 per share, of Parent (the “Parent Shares”) per Company Share (the “Stock Consideration” and, the applicable of the Stock Consideration and the Cash Consideration, the “Per Share Merger Consideration”), in the case of each of clause (a) and (b), without interest. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement. The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the holders of Company Shares (other than Excluded Company Shares) of the Per Share Merger Consideration to be offered to such holders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage. In addition, we express no opinion on, and our opinion does not in any manner address (i) the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Per Share Merger Consideration to be offered to the holders of Company Shares in the Proposed Transaction or otherwise; (ii) the allocation of the Per Share Merger Consideration as among holders of Company Shares who receive the Cash Consideration or the Stock Consideration; or (iii) the relative fairness of the Cash Consideration and the Stock Consideration.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of November 16, 2016, and the specific terms of the Proposed Transaction; (2) a draft of a Voting and Support

Agreement, dated as of November 13, 2016, by and among the Company, Parent, Merger Sub 1, Merger Sub 2, on the one hand, and each of (a) Paul L. Foster and Franklin Mountain Investments, LP, (b) Jeff A. Stevens and (c) Scott D. Weaver, on the other; (3) publicly available information concerning the Company and Parent that we believe to be relevant to our analysis, including certain annual and quarterly reports filed by the Company and Parent with the U.S. Securities and Exchange Commission; (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Company Projections”); (5) financial and operating information with respect to the business, operations and prospects of Parent, furnished to us by Parent and the Company, including (a) 2017-2019 financial projections of Parent prepared by management of Parent as extended by the Company for 2020-2021 and terminal (the “Parent Projections”) and (b) Parent Projections, as adjusted by management of the Company (the “Adjusted Parent Projections”); (6) a trading history of the Company Shares from November 16, 2013 to November 16, 2016 and the trading history of the Parent Shares over the same period; (7) a comparison of the historical financial results and present and projected financial condition of the Company and Parent, in each case, with those of other companies that we deemed relevant; (8) a comparison of certain of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (9) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company and Parent; and (10) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including cost savings, operating synergies and other strategic benefits expected by the management of the Company to result from the Proposed Transaction, including the anticipated cost of achieving such synergies and benefits, furnished to us by Parent, as confirmed by management of the Company for purposes of our analysis (the “Synergies”). In addition, we have had discussions with the management of the Company and Parent concerning their respective business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. Upon the advice and at the direction of the Company, we have assumed that the Company Projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the financial performance of the Company and that the Company will perform substantially in accordance with such projections. With respect to the Parent Projections, upon the advice and at the direction of the Company, we have assumed that such projections (to the extent prepared by Parent) have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Parent as to the financial performance of Parent. With respect to the Adjusted Parent Projections, upon the advice and at the direction of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the financial performance of Parent and that Parent will perform substantially in accordance with such projections. With respect to the Synergies, upon the advice and at the direction of the Company, we have assumed that the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Parent (as confirmed by management of the Company), including as to the amount, timing and cost of realization. We have relied, at your direction, on the Company Projections, the Parent Projections, the Adjusted Parent Projections and the Synergies, and we assume no responsibility for and we express no view as to the estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or those of Parent and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or those of Parent. Our opinion necessarily is based upon market, economic, regulatory and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. In addition, we express no opinion as to the prices at which (i) the Company Shares or Parent Shares will trade at any time following the announcement of the Proposed Transaction or (ii) the Parent Shares will trade at any time following the consummation of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the Parent Shares to be held by the shareholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of the shares of the Company Shares owned by such shareholders at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction, that in each case are material to our analyses and this opinion, will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof or change in any applicable law. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, the Per Share Merger Consideration to be offered to the holders of Company Shares (other than Excluded Company Shares) is fair, from a financial point of view, to such holders in the Proposed Transaction.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is payable and contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse all of our expenses (subject to a cap) and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company and Parent in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (a) for the Company and its affiliates (i) as lender in the Company’s revolving credit facilities; (ii) as lender and incremental lender in the revolving credit facilities of Western Refining Logistic, LP (“WNRL”); (iii) in September 2016, as underwriter and joint book-running manager to the offering by WNRL of 8,625,000 limited partner units; (iv) in May 2016, as sole underwriter to the offering by WNRL of 4,312,500 limited partner units; and (v) in February 2015, as an initial purchaser for the offering by WNRL of $300,000,000 aggregate principal amount of 7.5% senior notes due 2023; and (b) for Parent and its affiliates (i) as joint lead arranger and joint bookrunner in Parent’s revolving credit facility; (ii) as co-syndication agent, joint lead arranger and joint bookrunner of the revolving credit facility of Tesoro Logistics LP (“TLLP”); (iii) in June 2016, as sole underwriter for TLLP’s offering of an aggregate of 6,325,000 of its limited partner units; (iv) in May 2016, as joint book-running managers and underwriters of TLLP’s offering of $250 million aggregate principal amount of 6.125% senior notes due 2021 and $450 million aggregate principal amount of 6.375% senior notes due 2024; (v) as a manager to an equity distribution agreement executed in August 2015 with TLLP pursuant to which TLLP is permitted to offer and sell common units having an aggregate offering price of up to $750,000,000 from time to time; (vi) in October 2014, as underwriter and joint bookrunner for TLLP’s offering of an aggregate of 23,000,000 of its limited partner units; and (vii) in October 2014, as joint book-running manager and underwriter of TLLP’s offering of $500 million aggregate principal amount of 5.500% senior notes due 2019 and $800 million aggregate principal amount of 6.250% senior notes due 2022.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Parent for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be, and does not constitute, a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Proposed Transaction, including, without limitation, whether such shareholder should elect to receive the Cash Consideration or the Stock Consideration, or make no election, in the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc.

BARCLAYS CAPITAL INC.

Annex F

PERSONAL AND CONFIDENTIAL

November 16, 2016

Board of Directors

Tesoro Corporation

19100 Ridgewood Parkway

San Antonio, Texas 78259

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Tesoro Corporation (the “Parent”) of the Consideration (as defined below) to be paid by the Parent for each outstanding share of common stock, par value $0.01 per share (the “Western Refining Common Stock”), of Western Refining, Inc. (“Western Refining”) pursuant to the Agreement and Plan of Merger, dated as of November 16, 2016 (the “Agreement”), by and among Western Refining, the Parent, Tahoe Merger Sub 1, Inc., a wholly owned subsidiary of the Parent, and Tahoe Merger Sub 2, LLC, a wholly owned subsidiary of the Parent. Pursuant to the Agreement, Tahoe Merger Sub 1, Inc. will merge with and into Western Refining and each outstanding share of Western Refining Common Stock (other than the Excluded Company Shares (as defined in the Agreement)) shall be converted into the right to receive, at the election of the holder thereof, either (i) $37.30 in cash (the “Cash Consideration”) or (ii) 0.4350 shares of common stock, par value $0.16 2⁄3 per share (the “Parent Common Stock”), of the Parent (the “Stock Consideration”, and together with the Cash Consideration, the “Consideration”), subject to proration and certain other procedures and limitations set forth in the Agreement, as to which procedures and limitations we express no opinion.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Parent, Western Refining and any of their respective affiliates and third parties, including Tesoro Logistics LP (“Tesoro Logistics”), a publicly traded master limited partnership controlled by the Parent, and Western Refining Logistics LP (“Western Refining Logistics”), a publicly traded master limited partnership controlled by Western Refining, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Parent in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Parent has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. At your request, an affiliate of Goldman, Sachs & Co. has entered into financing commitments and agreements to provide the Parent with a backstopped secured revolving credit facility and a 364-day unsecured bridge facility in connection with the consummation of the Transaction, in each case subject to the terms of such commitments and agreements and pursuant to which such affiliate expects to receive compensation. We have provided certain financial advisory and/or underwriting services to the Parent and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the public offering of Tesoro Logistics’ and Tesoro Logistics Finance Corp.’s 6.125% Senior Notes due October 2021 (aggregate principal amount $250,000,000) and 6.375% Senior Notes due May 2024 (aggregate principal amount $500,000,000) in May 2016. We also have provided certain financial advisory and/or underwriting services to Western Refining and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint lead arranger with respect to a term loan facility for Western

Board of Directors

Tesoro Corporation

November 16, 2016

Page Two

Refining (aggregate principal amount of $500,000,000) in June 2016; as Western Refining’s financial advisor in connection with its acquisition of Northern Tier Energy LP in June 2016; and as joint bookrunner with respect to a public offering of 7,500,000 common units representing limited partner interests of Western Refining Logistics in September 2016. We may also in the future provide financial advisory and/or underwriting services to the Parent, Western Refining and their respective affiliates, including Tesoro Logistics and Western Refining Logistics, for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Parent and Western Refining for the five fiscal years ended December 31, 2015; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Parent and Western Refining; certain other communications from the Parent and Western Refining to their respective stockholders; certain publicly available research analyst reports for the Parent and Western Refining; certain internal financial analyses and forecasts for Western Refining prepared by its management; and certain internal financial analyses and forecasts for the Parent and certain financial analyses and forecasts for Western Refining, in each case, as prepared by the Parent and approved for our use by the Parent (the “Forecasts”), and certain operating synergies projected by the management of the Parent to result from the Transaction, as approved for our use by the Parent (the “Synergies”). We have also held discussions with members of the senior managements of the Parent and Western Refining regarding their assessment of the past and current business operations, financial condition and future prospects of Western Refining and with the members of senior management of the Parent regarding their assessment of the past and current business operations, financial condition and future prospects of the Parent and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the shares of Parent Common Stock and the shares of Western Refining Common Stock; compared certain financial and stock market information for the Parent and Western Refining with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain business combinations; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Parent. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Parent or Western Refining or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Parent or Western Refining or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Parent to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Parent; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Parent, as of the date hereof, of the Consideration to be paid by the Parent for each share of Western Refining Common Stock pursuant to the Agreement. We do not express any

Board of Directors

Tesoro Corporation

November 16, 2016

Page Three

view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Parent; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Parent or Western Refining, or any class of such persons in connection with the Transaction, whether relative to the Consideration to be paid by the Parent for each share of Western Refining Common Stock pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Parent Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Parent or Western Refining or the ability of the Parent or Western Refining to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Parent in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Parent Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by the Parent for each share of Western Refining Common Stock pursuant to the Agreement is fair from a financial point of view to the Parent.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

PART II

Item 20. Indemnification of Directors and Officers.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the rights of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

The Tesoro bylaws contain provisions that provide for indemnification of officers and directors to the fullest extent permitted by, and in the manner permissible under, applicable state and federal law, including the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its charter that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit. The Tesoro certificate of incorporation provides for such limitation of liability.

Tesoro expects to maintain standard policies of insurance under which coverage is provided to Tesoro’s directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and to Tesoro with respect to payments which may be made by Tesoro to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

In the merger agreement filed as Exhibit 2.1 hereto, Tesoro agrees, in addition to its existing indemnification obligations under the Tesoro governing documents, to indemnify and hold harmless each present and former director and officer of Western Refining and its subsidiaries and each other person or entity who, at the request or for the benefit of Western Refining or any of its subsidiaries, is or was previously serving as a director or officer, MLP employee or fiduciary of any other person or entity or any benefit plan of Western Refining or any benefit plan of any of Western Refining’s subsidiaries (determined at the effective time), from and against any costs or expenses, judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of matters existing or occurring at or prior to the effective time of the merger, to the fullest extent that Western Refining or the applicable subsidiary of Western Refining would have been permitted under Delaware law and under its certificate of incorporation or bylaws or other governing documents in effect on November 16, 2016 to indemnify such person. The merger agreement also provides that prior to the effective time, Tesoro or Western Refining is required to obtain and fully pay for a six-year “tail” insurance policy with benefits and levels of coverage no less favorable in any material respect to the indemnified parties than Western Refining’s existing policies, subject to a premium cap. If Tesoro and Western Refining fail to obtain such “tail” insurance policies as of the effective time of the merger, the surviving entity in the merger will (and Tesoro will cause the surviving entity in the merger to) continue to maintain in effect for a period of at least six years from and after the effective time of the merger the Western Refining D&O insurance in place as of November 16, 2016 with benefits and levels of coverage no less favorable in any material respect to the indemnified parties than that provided in Western Refining’s existing policies as of November 16, 2016, subject to a premium cap.

For more information on the indemnification and directors’ and officers’ insurance provisions in the merger agreement, see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” in the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4.

Item 21. Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 16, 2016, among Western Refining, Inc., Tesoro Corporation, Tahoe Merger Sub 1, Inc. and Tahoe Merger Sub 2, LLC (attached as Annex A to the joint proxy statement/prospectus which forms part of this registration statement). ±

3.1	Restated Certificate of Incorporation of Tesoro Corporation, dated as of August 10, 2012 (incorporated by reference herein to Exhibit 3.1 to Tesoro’s Registration Statement on Form S-3ASR filed on September 13, 2012, File No. 333-183872).

3.2	Amended and Restated Bylaws of Tesoro Corporation, effective November 1, 2016 (incorporated by reference herein to Exhibit 3.1 to Tesoro’s Current Annual Report on Form 8-K filed on October 25, 2016, File No. 1-3473).

4.1	Indenture, dated as of December 22, 2016, among Tesoro Corporation, as issuer, the guarantors named therein and U.S. Bank National Association, as trustee (including forms of debt securities) (incorporated by reference herein by reference to Exhibit 4.1 to Tesoro’s Current Report on Form 8-K filed on December 22, 2016, File No 1-3473).

5.1	Form of Opinion of Sullivan & Cromwell LLP.

8.1	Form of Opinion of Davis Polk & Wardwell LLP regarding certain federal income tax matters.

10.1	Commitment Letter, dated as of November 16, 2016, between Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC and Tesoro Corporation (incorporated herein by reference to Exhibit 10.1 to Tesoro’s Current Report on Form 8-K, filed with the SEC on November 18, 2016, File No. 1-3473).

10.2	Amended and Restated Commitment Letter, dated as of November 29, 2016, between Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Mizuho Bank, Ltd., MUFG, Wells Fargo Bank, National Association, Wells Fargo Securities LLC, WF Investment Holdings, LLC, Suntrust Bank, Suntrust Robinson Humphrey, Inc., UBS AG, Stamford Branch and UBS Securities LLC (incorporated herein by reference to Exhibit 10.1 to Tesoro’s Current Report on Form 8-K, filed with the SEC on December 2, 2016, File No. 1-3473).

10.3	Amendment and Incremental Facility Agreement, dated as of December 13, 2016, to the Credit Agreement, dated as of September 30, 2016, among the Tesoro Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Wells Fargo Bank, National Association, Bank of America, N.A., Barclays Bank PLC, Citibank, N.A., Mizuho Bank, Ltd. and the Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-syndication agents, and BNP Paribas, Deutsche Bank Securities Inc., Goldman Sachs Bank USA, Royal Bank of Canada, TD Securities (USA) LLC and UBS AG, Stamford Branch, as co-documentation agents (incorporated herein by reference to Exhibit 10.1 to Tesoro’s Current Report on Form 8-K, filed with the SEC on December 13, 2016, File No. 1-3473).

10.4	Voting and Support Agreement by and among Western Refining, Inc., Tesoro Corporation, Tahoe Merger Sub 1, Inc., Tahoe Merger Sub 2, LLC, Paul L. Foster and Franklin Mountain Investments, LP, dated as of November 16, 2016 (attached as Annex B to the joint proxy statement/prospectus which forms part of this registration statement).

10.5	Voting and Support Agreement by and among Western Refining, Inc., Tesoro Corporation, Tahoe Merger Sub 1, Inc., Tahoe Merger Sub 2, LLC and Jeff A. Stevens, dated as of November 16, 2016 (attached as Annex C to the joint proxy statement/prospectus which forms part of this registration statement).

10.6	Voting and Support Agreement by and among Western Refining, Inc., Tesoro Corporation, Tahoe Merger Sub 1, Inc., Tahoe Merger Sub 2, LLC and Scott D. Weaver, dated as of November 16, 2016 (attached as Annex D to the joint proxy statement/prospectus which forms part of this registration statement).

21.1	Subsidiaries of Tesoro Corporation (incorporated herein by reference to Exhibit 21.1 to Tesoro’s Annual Report on Form 10-K filed on February 25, 2016, File No. 1-3473).

23.1	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1).*

Exhibit No.	Description

23.2	Consent of Ernst & Young LLP relating to Tesoro Corporation’s financial statements.

23.3	Consent of Deloitte & Touche LLP relating to Western Refining, Inc.’s financial statements.

23.4	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.1).*

24.1	Powers of Attorney.**

99.1	Form of Western Refining, Inc. Proxy Card.

99.2	Form of Tesoro Corporation Proxy Card; Form of Tesoro Corporation Thrift Plan Proxy Card.

99.3	Consent of Goldman, Sachs & Co.

99.4	Consent of Barclays Capital Inc.

99.5	Consent of Paul Foster to be named as a director of Tesoro Corporation.**

99.6	Consent of Jeff Stevens to be named as a director of Tesoro Corporation.**

±	Pursuant to Item 601(b)(2) of Regulation S-K, Tesoro agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.
*	To be filed by amendment.
**	Previously filed.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this joint proxy/registration statement:

•	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•	to reflect in the prospectus any facts or events arising after the effective date of the joint proxy/registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the joint proxy/registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective joint proxy/registration statement; and

•	to include any material information with respect to the plan of distribution not previously disclosed in the joint proxy/registration statement or any material change to such information in the joint proxy/registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new joint proxy/registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this joint proxy/registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this joint proxy/registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(e)	The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the joint proxy/registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new joint proxy/registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(g)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the joint proxy/registration statement through the date of responding to the request.

(h)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the joint proxy/registration statement when it became effective.

TESORO SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, in the State of Texas, on the 6th day of February, 2017.

TESORO CORPORATION

By:	/s/ Gregory J. Goff
Gregory J. Goff
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities indicated on the 6th of February, 2017.

Signature	Title	Date

/s/ Gregory J. Goff	Chairman, President and Chief Executive Officer (Principal Executive Officer)	February 6, 2017
Gregory J. Goff

/s/ Steven M. Sterin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 6, 2017
Steven M. Sterin

/s/ Blane W. Peery	Vice President and Controller (Principal Accounting Officer)	February 6, 2017
Blane W. Peery

*	Director	February 6, 2017
Rodney F. Chase

*	Director	February 6, 2017
Edward G. Galante

*	Director	February 6, 2017
Robert W. Goldman

*	Director	February 6, 2017
David Lilley

*	Director	February 6, 2017
Mary Pat McCarthy

*	Director	February 6, 2017
J.W. Nokes

*	Director	February 6, 2017
William H. Schumann, III

*	Director	February 6, 2017
Susan Tomasky

*	Director	February 6, 2017
Michael E. Wiley

*	Director	February 6, 2017
Patrick Y. Yang

*By:	/s/ Steven M. Sterin
Steven M. Sterin
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 16, 2016, among Western Refining, Inc., Tesoro Corporation, Tahoe Merger Sub 1, Inc. and Tahoe Merger Sub 2, LLC (attached as Annex A to the joint proxy statement/prospectus which forms part of this registration statement).±

3.1	Restated Certificate of Incorporation of the Tesoro Corporation, dated as of August 10, 2012 (incorporated by reference herein to Exhibit 3.1 to Tesoro’s Registration Statement on Form S-3ASR filed on September 13, 2012, File No. 333-183872).

3.2	Amended and Restated Bylaws of Tesoro Corporation, effective November 1, 2016 (incorporated by reference herein to Exhibit 3.1 to Tesoro’s Current Report on Form 8-K filed on October 25, 2016, File No. 1-3473).

4.1	Indenture, dated as of December 22, 2016, among Tesoro Corporation, as issuer, the guarantors named therein and U.S. Bank National Association, as trustee (including forms of debt securities) (incorporated herein by reference to Exhibit 4.1 to Tesoro’s Current Report on Form 8-K filed on December 22, 2016, File No 1-3473).

5.1	Form of Opinion of Sullivan & Cromwell LLP.

8.1	Form of Opinion of Davis Polk & Wardwell LLP regarding certain federal income tax matters.

10.1	Commitment Letter, dated as of November 16, 2016, between Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC and Tesoro Corporation (incorporated herein by reference to Exhibit 10.1 to Tesoro’s Current Report on Form 8-K, filed with the SEC on November 18, 2016, File No. 1-3473).

10.2	Amended and Restated Commitment Letter, dated as of November 29, 2016, between Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Mizuho Bank, Ltd., MUFG, Wells Fargo Bank, National Association, Wells Fargo Securities LLC, WF Investment Holdings, LLC, Suntrust Bank, Suntrust Robinson Humphrey, Inc., UBS AG, Stamford Branch and UBS Securities LLC (incorporated herein by reference to Exhibit 10.1 to Tesoro’s Current Report on Form 8-K, filed with the SEC on December 2, 2016, File No. 1-3473).

10.3	Amendment and Incremental Facility Agreement, dated as of December 13, 2016, to the Credit Agreement, dated as of September 30, 2016, among the Tesoro Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Wells Fargo Bank, National Association, Bank of America, N.A., Barclays Bank PLC, Citibank, N.A., Mizuho Bank, Ltd. and the Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-syndication agents, and BNP Paribas, Deutsche Bank Securities Inc., Goldman Sachs Bank USA, Royal Bank of Canada, TD Securities (USA) LLC and UBS AG, Stamford Branch, as co-documentation agents (incorporated herein by reference to Exhibit 10.1 to Tesoro’s Current Report on Form 8-K, filed with the SEC on December 13, 2016, File No. 1-3473).

10.4	Voting and Support Agreement by and among Western Refining, Inc., Tesoro Corporation, Tahoe Merger Sub 1, Inc., Tahoe Merger Sub 2, LLC, Paul L. Foster and Franklin Mountain Investments, LP, dated as of November 16, 2016 (attached as Annex B to the joint proxy statement/prospectus which forms part of this registration statement).

10.5	Voting and Support Agreement by and among Western Refining, Inc., Tesoro Corporation, Tahoe Merger Sub 1, Inc., Tahoe Merger Sub 2, LLC and Jeff A. Stevens, dated as of November 16, 2016 (attached as Annex C to the joint proxy statement/prospectus which forms part of this registration statement).

Exhibit No.	Description

10.6	Voting and Support Agreement by and among Western Refining, Inc., Tesoro Corporation, Tahoe Merger Sub 1, Inc., Tahoe Merger Sub 2, LLC and Scott D. Weaver, dated as of November 16, 2016 (attached as Annex D to the joint proxy statement/prospectus which forms part of this registration statement).

21.1	Subsidiaries of Tesoro Corporation (incorporated herein by reference to Exhibit 21.1 to Tesoro’s Annual Report on Form 10-K filed on February 25, 2016, File No. 1-3473).

23.1	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1).*
23.2	Consent of Ernst & Young LLP relating to Tesoro Corporation’s financial statements.

23.3	Consent of Deloitte & Touche LLP relating to Western Refining, Inc.’s financial statements.

23.4	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.1).*

24.1	Powers of Attorney.**

99.1	Form of Western Refining, Inc. Proxy Card.

99.2	Form of Tesoro Corporation Proxy Card; Form of Tesoro Corporation Thrift Plan Proxy Card.

99.3	Consent of Goldman, Sachs & Co.

99.4	Consent of Barclays Capital Inc.

99.5	Consent of Paul Foster to be named as a director of Tesoro Corporation.**

99.6	Consent of Jeff Stevens to be named as a director of Tesoro Corporation.**

±	Pursuant to Item 601(b)(2) of Regulation S-K, Tesoro agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.
*	To be filed by amendment.
**	Previously filed.